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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

February 19 or 20, 2003

Microcell Telecommunications Inc.

1250 Rene-Levesque Blvd. West, Suite 400
Montreal, Quebec
Canada
H3B 4W8

Registration No.:
0-29502

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F	☐	Form 40-F	☒

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes	☐	No	☒

MICROCELL TELECOMMUNICATIONS INC.

INFORMATION CIRCULAR AND PROXY STATEMENT
PERTAINING TO A PLAN OF REORGANIZATION
AND OF COMPROMISE AND ARRANGEMENT
UNDER THE
COMPANIES' CREDITORS ARRANGEMENT ACT(CANADA)
AND THE CANADA BUSINESS CORPORATIONS ACT
INVOLVING MICROCELL TELECOMMUNICATIONS INC.
AND CERTAIN OF ITS SUBSIDIARIES AS FOLLOWS:
MICROCELL CONNEXIONS INC.
MICROCELL LABS INC.
MICROCELL SOLUTIONS INC.
MICROCELL CAPITAL II INC.
INUKSHUK INTERNET INC.
MICROCELL i5 INC.
MASQ INC.

February 17, 2003

This Information Circular and Proxy Statement is being distributed to certain creditors of Microcell Telecommunications Inc. and certain of its subsidiaries by and on behalf of such corporations for use at the meetings related to a plan of reorganization and of compromise and arrangement proposed by such corporations which are scheduled to be held on March 17, 2003 in the Jarry & Joyce Room at the Sheraton Hotel, 1201 René-Lévesque Blvd. West, Montreal, Québec. This Information Circular and Proxy Statement is also distributed to shareholders of Microcell Telecommunications Inc. for information purposes and in connection with establishing for their benefit a claim for exemption under U.S. securities laws based on the court proceedings to approve the plan; shareholders may attend and be heard at such proceedings but are not entitled to vote on the matters addressed herein and no meeting of shareholders will be held in connection with such matters.

These materials require your immediate attention. Should you not understand the contents of this document, please consult your professional advisors. Additional copies of these materials may be obtained on SEDAR at:
http//www.sedar.com or by sending an email to investor.relations@microcell.ca or by writing to Investor Relations, Microcell Telecommunications Inc., 1250 René-Lévesque Blvd. West, 4th Floor, Montreal, Québec, H3B 4W8 or by calling Investor Relations at (514) 937-2121 Ext. 6034.

i

DESCRIPTION OF NEW RIGHTS PLAN	51
Operation of the Rights Plan	52
Trading and Exercise of Rights	52
Flip-In Event	52
Permitted Bid Requirements	52
Waiver and Redemption	53
DESCRIPTION OF NEW STOCK OPTION PLAN	53
DESCRIPTION OF STOCK PURCHASE PLAN	54
NEW MICROCELL BY-LAWS	54
UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET	55
SELECTED CONSOLIDATED FINANCIAL AND OPERATING INFORMATION	61
RISK FACTORS	65
Risk Factors relating to the Business	65
Need for Additional Financing; Adverse Consequences of Financial Leverage	65
Maintenance of Operations and Post Consummation Financing	66
Future Operating Losses; Ability to Service Debt	66
Competition	66
Technology Risks	67
Rapid Technological Change	67
Health Risks	67
Government Regulation	67
PCS License Conditions and Fees	68
MCS Licenses Conditions and Fees	69
Investment in Inukshuk	69
Customers	69
Efforts to Reduce Customer Churn	70
Exchange Rate Fluctuations; Hedging Transactions	70
Company Structure	70
Ability to Retain Key Management	71
Ability to Manage Growth	71
Additional Financing Requirements for Certain Investments	71
Risk Factors relating to the Plan and its Implementation	71
Alternatives to Consummation of the Plan	71
Conditions to Implementation of Plan	72
Uncertainty with respect to New Microcell's Financial Condition	72
Prevention of Transactions Involving a Change of Control of New Microcell	72
Restrictions on Payment of Dividends on or Redemption of Preferred Shares	72
Loss or Reduction of Tax Attributes	72
Defaults under Credit Facilities	73
Failure to Implement the Plan	73
Enterprise Value	73
Risk Relating to the Issuance of the New Securities	74
Inability to Cause New Securities to Remain Listed	74
Lack of Established Market for New Securities	74
Dilution of Class A Restricted Voting Shares and Class B Non-Voting Shares	74
HISTORICAL INFORMATION ABOUT THE FILING ENTITIES AND THE BUSINESS	75
Corporate History	75
Subsidiaries and Filing Entities	75
Business of Microcell	75
PCS Business	76
Broadband Wireless Business	77
Investments	77
Business Strategy	77
PCS Products and Services	78
Subscriber Base	80
Sales and Marketing	81
Customer Service	82
Distribution Network	82
GSM Network	82
Suppliers	83
Intellectual Property	83
Competitive Environment	83
Properties	85
Employees	85
Legal Proceedings	85
REGULATORY FRAMEWORK	85
Radiocommunication Act	85
PCS License Conditions and Fees	86
MCS Licenses Conditions and Fees	87
Telecommunications Act	88
Regulatory Framework for Wireless Services	89
Regulatory Framework for Local Services	89
Contribution Obligations	90
Foreign Ownership Restrictions	90
PRINCIPAL SHAREHOLDERS	92
OTHER CONSIDERATIONS	92
Competition Act (Canada)	92

Registration and Prospectus Requirements upon Initial Issuance	92
Canada	92
United States	93
Resale of New Securities	93
Canada	93
United States	94
Listing of New Instruments	95
INCOME TAX CONSIDERATIONS	95
Certain Canadian Federal Income Tax Considerations	95
Securityholders Residents of Canada	95
Secured Creditors and Noteholders Residents of Canada	96
Existing Shareholders Residents of Canada	100
Taxation of Capital Gains and Capital Losses	101
Additional Refundable Tax	101
Eligibility for Investment	101
Securityholders Non-Residents of Canada	101
Secured Creditors and Noteholders Non-Residents of Canada	101
Existing Shareholders Non-Residents of Canada	104
Consequences to the Company	105
Certain U.S. Federal Income Tax Considerations	106
Consummation of the Plan	107
Ownership and Disposition of the Tranche B Debt, Tranche C Notes and New Securities	108
Foreign Currency and Foreign Tax Credit Considerations	110
Information Reporting and Back-Up Withholding	111
Passive Foreign Investment Company Considerations	111
MANAGEMENT'S DISCUSSION AND ANALYSIS	111
Approval of Circular	112
APPENDIX A FORM OF RESOLUTIONS	A-1
APPENDIX B PLAN OF REORGANIZATION AND OF COMPROMISE AND ARRANGEMENT	B-1
APPENDIX C INITIAL ORDER	C-1
APPENDIX D HYPOTHETICAL LIQUIDATION ANALYSIS	D-1
APPENDIX E MANAGEMENT'S DISCUSSION AND ANALYSIS	E-1
APPENDIX F FINANCIAL STATEMENTS	F-1
APPENDIX G CERTAIN INFORMATION RELATING TO THE DIRECTORS, OFFICERS AND INSIDERS OF MICROCELL, INCLUDING STATEMENT OF EXECUTIVE COMPENSATION AND INTEREST IN CERTAIN TRANSACTIONS	G-1
APPENDIX H MATERIAL CHANGE REPORT OF JANUARY 6, 2003	H-1

February 17, 2003

TO:	The holders of the following securities of Microcell Telecommunications Inc. ("Microcell"):
14% Senior Discount Notes due June 1, 2006; 11 1/8% Senior Discount Notes due October 15, 2007; and 12% Senior Discount Notes due June 1, 2009 (collectively, the "Noteholders")
– and –
Certain other creditors of Microcell (the Noteholders and the other creditors of Microcell referred to above, collectively, the "Affected Unsecured Creditors")
– and –
Certain holders of secured debt of Microcell, Microcell Connexions Inc. and Microcell Solutions Inc. (the "Secured Creditors")

Microcell is calling a meeting of the Secured Creditors to be held in the Jarry & Joyce Room at the Sheraton Hotel, 1201 René-Lévesque Blvd. West, Montreal, Québec, at 10:30 a.m. on March 17, 2003 (the "Secured Creditors' Meeting"), and a meeting of the Affected Unsecured Creditors to be held in the Jarry & Joyce Room at the Sheraton Hotel, 1201 René-Lévesque Blvd. West, Montreal, Québec, at 11:30 a.m., on March 17, 2003 (the "Affected Unsecured Creditors' Meeting") to present, for your approval, the terms of the proposed plan of reorganization and of compromise and arrangement (the "Plan") pursuant to the Companies' Creditors Arrangement Act (Canada) (the "CCAA") and the Canada Business Corporations Act.

The purpose of the Plan includes the recapitalization of Microcell and certain of its subsidiaries (the "Filing Entities") by restructuring the existing indebtedness of the Filing Entities. The Plan has been designed to help Microcell to realize the inherent value of the Filing Entities' assets, help the Filing Entities' business to continue as a viable going concern with a recapitalized balance sheet and to maximize recovery for the Affected Unsecured Creditors and the Secured Creditors under the circumstances.

The Plan is the result of an extensive review, by and among the Board of Directors of Microcell (the "Board"), a special committee of the Board composed of three (3) independent directors, management of Microcell and legal and financial advisors to Microcell, of the available alternatives to address Microcell's financial condition. These efforts also involved negotiation of key terms of the Plan with a steering committee of certain Secured Creditors and an informal ad hoc committee of certain Noteholders.

We are now asking you to approve the Plan so that Microcell can emerge from the capital restructuring and focus its resources and energy on serving its customers and building value for the new equity holders. We believe that the implementation of the Plan will position Microcell to be a long-term competitor in the Canadian telecommunications marketplace.

The Board and Ernst & Young Inc., the Monitor under the CCAA proceedings, believe that the implementation of the Plan is essential for the Filing Entities to continue as a going concern. If the Plan is not implemented, possible alternatives would include a forced sale or liquidation of the Filing Entities through receivership, exercise of Creditors' rights or bankruptcy.

The Board recommends that Secured Creditors and Affected Unsecured Creditors vote FOR the resolution to approve the Plan.

Attached you will find instructions on completing and returning the enclosed materials. If you have any questions regarding voting, or other procedures, you may contact the Monitor at P.O. Box 4500, Station "B",

Montreal, Québec H3B 5J3 (facsimile number (514) 395-4933, telephone number (514) 875-6060). Please note that proxies are due in to the Monitor no later than 5:00 p.m. (Montreal time) on March 14, 2003.

Your vote at the Meetings is important. Whether or not you expect to attend, please complete and return the enclosed form of proxy, which will ensure that you are represented at the Meetings.

We thank you for working with us and for your continued support and confidence in Microcell.

Respectfully,

(Signed) André Tremblay
President and Chief Executive Officer

The accompanying Information Circular and Proxy Statement contains a detailed description of and a copy of the Plan and other information concerning Microcell to assist you in considering this matter. Please give this material your careful consideration and, if you require assistance, consult your financial, tax or other professional advisors.

v

IN THE MATTER OF THE PROPOSED ARRANGEMENT OF MICROCELL TELECOMMUNICATIONS INC., MICROCELL CONNEXIONS INC., MICROCELL SOLUTIONS INC., MICROCELL CAPITAL II INC., MICROCELL i5 INC., MICROCELL LABS INC. and INUKSHUK INTERNET INC., (the "Petitioners") duly constituted corporations having their head offices and/or chief places of business at 1250 René-Lévesque Blvd. West, in the City and District of Montreal, Province of Québec, H3B 4W8.

NOTICE OF MEETING OF SECURED CREDITORS

TO THE HOLDERS OF SECURED CREDITOR CLAIMS (AS DEFINED IN THE PLAN OF REORGANIZATION AND OF COMPROMISE AND ARRANGEMENT) OF MICROCELL TELECOMMUNICATIONS INC., MICROCELL CONNEXIONS INC. AND MICROCELL SOLUTIONS INC. (collectively, the "Debtors").

NOTICE IS HEREBY GIVEN that, pursuant to an order (the "Initial Order") of the Superior Court of the Province of Québec in the judicial district of Montreal (the "Court") dated January 3, 2003, the motion for the extension of the stay termination date and related matters dated January 31, 2003 and any subsequent orders of the Court, a meeting (the "Secured Creditors' Meeting") of the holders of Secured Creditor Claims of the Debtors will be held in the Jarry & Joyce Room at the Sheraton Hotel, 1201 René-Lévesque Blvd. West, Montreal, Québec, Canada, on the 17th day of March, 2003 at 10:30 a.m. (Montreal time) for the following purposes:

1.        to consider, and if deemed advisable, to pass, with or without variation, a resolution (the "Secured Creditors' Resolution"), the full text of which is set out in Appendix "A" to the accompanying information circular and proxy statement (the "Circular"), approving the plan of reorganization and of compromise and arrangement (the "Plan") pursuant to the Companies' Creditors Arrangement Act (Canada) and the Canada Business Corporations Act, which Plan is more particularly described in the Circular and a copy of which is attached as Appendix "B" to the Circular; and

2.        to transact such other business as may properly come before the Secured Creditors' Meeting or any adjournment thereof.

        Unless otherwise indicated, terms defined in the Circular shall have the same meanings herein.

        The record date for entitlement to notice of the Secured Creditors' Meeting is January 16, 2003 (the "Record Date").

        Secured Creditors who have not already done so must complete, execute and deliver to the Monitor, prior to the Secured Creditors' Meeting, a Residency Declaration certifying whether the Secured Creditor is a Canadian or a non-Canadian. A Secured Creditor which fails to provide a duly completed Residency Declaration will be deemed, for all purposes under the Plan, to be a non-Canadian. A Secured Creditor shall provide a new or updated Residency Declaration forthwith in the event of any change. A Senior Lender may deliver its Residency Declarations printed on orange colour paper to the Administrative Agent who shall forward them to the Monitor.

        Secured Creditors (other than Senior Lenders) who wish to vote on the Plan must complete the Proof of Claim and deliver the completed Proof of Claim with supporting documentation to the Monitor on or before 5.00 p.m. (Montreal time) on March 14, 2003. Secured Creditors who fail to file a Proof of Claim on or prior to such time on such date are not entitled to attend or vote at the relevant Meeting. JP Morgan Chase, in its capacity as administrative agent, will deliver a global proof of claim on behalf of the Senior Lenders.

        At the Secured Creditors' Meeting, each Secured Creditor shall be entitled to one vote, which vote shall have the value of such Secured Creditor's Voting Claim.

        A Secured Creditor's voting entitlement in respect of a Claim denominated in U.S. dollars will be determined by converting the amount thereof into the Canadian dollar equivalent using the noon spot rate of exchange quoted by the Bank of Canada for exchanging such currency to Canadian dollars as at the Record Date, being 1.5363 Canadian dollars per U.S. dollar.

        In order for the Plan to be approved and binding in accordance with the CCAA, it must first be accepted by each of the Affected Unsecured Creditors Class and the Secured Creditors Class by a majority in number representing at least 66 2/3% in value of the Claims of the Affected Creditors in each Class and voting in respect of a Voting Claim at the applicable Meeting.

        Subject to any order of the Court, the Monitor has set the quorum for the Secured Creditors' Meeting as the presence, in person or by proxy, of one or more persons entitled to vote at the Secured Creditors' Meeting on the Secured Creditors' Resolution.

        In order to vote at the meeting, Secured Creditors, including Senior Lenders, must complete proxies. The form of proxy enclosed with the Circular printed on green colour paper is to be used in connection with the Secured Creditors' Meeting or any adjournment thereof. A Secured Creditor may appoint a person as its proxyholder by inserting the name of such person in the space provided in the applicable form of proxy, or by completing another valid form of proxy. Persons appointed as proxyholders need not be Secured Creditors. In order to be effective, proxies must be deposited with the Monitor at P.O. Box 4500, Station "B", Montreal, Québec H3B 5J3 (facsimile number (514) 395-4933) prior to 5.00 p.m. (Montreal time) on March 14, 2003.

        A Secured Creditor's proxy will be voted on any ballot in accordance with the Creditor's choice to vote for or against approval of the Plan as indicated in such proxy. In the absence of such choice, the proxy will be voted FOR approval of the Plan.

        Instruments of proxy confer discretionary authority on the individuals designated therein with respect to amendments or variations to matters identified in this notice of Meeting and other matters that may properly come before the Meeting.

        A Secured Creditor may elect to receive its share of up to $50 million of Tranche C Notes in accordance with Section 6.6 of the Plan. If a Secured Creditor wishes to make this election, the Tranche C Election Notice printed on yellow colour paper enclosed should be returned to the Monitor with the Secured Creditor's Proxy.

        The implementation of the Plan is subject to the approval of the Court. The order of the Court approving the Plan shall, if made, form the basis of a claim of exemption from the registration requirements of the United States Securities Act of 1933, as amended, for the securities to be initially issued pursuant to the Plan.

DATED at Montreal, Québec, this 17th day of February, 2003.

ERNST & YOUNG INC.
MONITOR OF THE PETITIONERS
P.O. Box. 4500, Station "B"
Montreal (Québec) H3B 5J3

Attention: Pierre Laporte, CA, CIRP	Attention: Michel Marleau, CA, CIRP
Telephone: (514) 874-4383	Telephone: (514) 874-4457
Telecopier: (514) 395-4933	Telecopier: (514) 395-4933

IN THE MATTER OF THE PROPOSED ARRANGEMENT OF MICROCELL TELECOMMUNICATIONS INC., MICROCELL CONNEXIONS INC., MICROCELL SOLUTIONS INC., MICROCELL CAPITAL II INC., MICROCELL i5 INC., MICROCELL LABS INC. and INUKSHUK INTERNET INC., (the "Petitioners") duly constituted corporations having their head offices and/or chief place of business at 1250 René-Lévesque Blvd. West, in the City and District of Montreal, Province of Québec, H3B 4W8.

NOTICE OF MEETING OF AFFECTED UNSECURED CREDITORS

TO THE HOLDERS OF THE FOLLOWING SECURITIES OF MICROCELL TELECOMMUNICATIONS INC.:

14% SENIOR DISCOUNT NOTES DUE JUNE 1, 2006 ("2006 NOTES");

11 1/8% SENIOR DISCOUNT NOTES DUE OCTOBER 15, 2007 ("2007 NOTES"); AND

12% SENIOR DISCOUNT NOTES DUE JUNE 1, 2009 ("2009 NOTES")

(COLLECTIVELY, THE "NOTES")

AND TO HOLDERS OF TAX CLAIMS (as defined in the plan of reorganization and of compromise and arrangement (the "Plan")) OF MICROCELL TELECOMMUNICATIONS INC.

(the holders of Notes and the holders of Tax Claims of Microcell Telecommunications Inc. referred to above, collectively represent the "Affected Unsecured Creditors")

NOTICE IS HEREBY GIVEN that, pursuant to an order (the "Initial Order") of the Superior Court of the Province of Québec in the judicial district of Montreal (the "Court") dated January 3, 2003, the motion for the extension of the stay termination date and related matters dated January 31, 2003 and any subsequent orders of the Court, a meeting (the "Affected Unsecured Creditors' Meeting") of the Affected Unsecured Creditors will be held in the Jarry & Joyce Room at the Sheraton Hotel, 1201 René-Lévesque Blvd. West, Montreal, Québec, Canada, on the 17th day of March, 2003 at 11:30 a.m. (Montreal time) for the following purposes:

1.        to consider, and if deemed advisable, to pass, with or without variation, a resolution (the "Affected Unsecured Creditors' Resolution"), the full text of which is set out in Appendix "A" to the accompanying information circular and proxy statement (the "Circular"), approving the Plan pursuant to the Companies' Creditors Arrangement Act (Canada) and the Canada Business Corporations Act, which Plan is more particularly described in the Circular and a copy of which is attached as Appendix "B" to the Circular; and

2.        to transact such other business as may properly come before the Affected Unsecured Creditors' Meeting or any adjournment thereof.

        Unless otherwise indicated, terms defined in the Circular shall have the same meanings herein.

        The record date for entitlement to notice of the Affected Unsecured Creditors is January 16, 2003 (the "Record Date").

        Affected Unsecured Creditors (other than holders of Notes) who wish to vote on the Plan, must complete the attached Proof of Claim in accordance with the instructions set out therein and deliver the completed Proof of Claim with supporting documentation to the Monitor on or before 5.00 p.m. (Montreal time) on March 14, 2003. Affected Unsecured Creditors (other than holders of Notes) who fail to file a Proof of Claim on or prior to such time on such date are not entitled to attend and vote at the relevant Meeting. Affected Unsecured Creditors may deliver their Residency Declarations, printed on orange colour paper, to the Monitor.

        Holders of Notes are not required to submit Proof(s) of Claim in respect of Notes. Noteholders who wish to vote on the Plan must complete a proxy in accordance with the instructions set out therein and deliver the completed proxy with supporting documentation to the Monitor on or before 5:00 p.m. (Montreal time) on March 14, 2003. The Voting Claim of a holder of Notes is based on the aggregate principal or accreted amount owing to it under its Notes as at the Record Date.

        In order for the Plan to be approved and binding in accordance with the CCAA, it must first be accepted by each of the Affected Unsecured Creditors Class and the Secured Creditors Class by a majority in number representing at least 66 2/3% in value of the Claims of the Affected Creditors in each Class and voting in respect of a Voting Claim at the applicable Meeting.

        At the Affected Unsecured Creditors' Meeting, each Affected Unsecured Creditor shall be entitled to one vote, which vote shall have the value of such Affected Unsecured Creditor's Voting Claim.

        An Affected Unsecured Creditor's voting entitlement in respect of a Claim denominated in U.S. dollars will be determined by converting the amount thereof into the Canadian dollar equivalent using the noon spot rate of exchange quoted by the Bank of Canada for exchanging such currency to Canadian dollars as at the Record Date, being 1.5363 Canadian dollars per U.S. dollar.

        Subject to any order of the Court, the Monitor has set the quorum for the Affected Unsecured Creditors' Meeting as the presence, in person or by proxy, of one or more persons entitled to vote at the Affected Unsecured Creditors' Meeting on the Affected Unsecured Creditors' Resolution.

        An Affected Unsecured Creditor may attend the Affected Unsecured Creditors' Meeting in person or may appoint another person as proxyholder. The form of proxy enclosed with the Circular printed on blue colour paper is to be completed by all Affected Unsecured Creditors other than holders of Notes and the form of proxy printed on pink paper is to be completed by the beneficial holders of the Notes in connection with the Affected Unsecured Creditors' Meeting or any adjournment thereof. An Affected Unsecured Creditor may appoint a person as its proxyholder by inserting the name of such person in the space provided in the applicable form of proxy, or by completing another valid form of proxy. Persons appointed as proxyholders need not be Affected Unsecured Creditors.

        Holders of Notes should not send the proxy to their broker. In order to be effective, proxies must be deposited with the Monitor at P.O. Box 4500, Station "B", Montreal, Québec H3B 5J3 (facsimile number (514) 395-4933) prior to 5:00 p.m. (Montreal time) on March 14, 2003.

        An Affected Unsecured Creditor's proxy will be voted on any ballot in accordance with the Affected Unsecured Creditor's choice to vote for or against approval of the Plan as indicated in such proxy. In the absence of such choice, the proxy will be voted FOR approval of the Plan.

        Instruments of proxy confer discretionary authority on the individuals designated therein with respect to amendments or variations to matters identified in this notice of Meeting and other matters that may properly come before the Meeting.

        The implementation of the Plan is subject to the approval of the Court. The order of the Court approving the Plan shall, if made, form the basis of a claim of exemption from the registration requirement of the United States Securities Act of 1933, as amended, for the securities to be initially issued pursuant to the Plan.

DATED at Montreal, Québec, this 17th day of February, 2003. ERNST & YOUNG INC.
MONITOR OF THE PETITIONERS
P.O. Box. 4500, Station "B"
Montreal (Québec) H3B 5J3

Attention: Pierre Laporte, CA, CIRP	Attention: Michel Marleau, CA, CIRP
Telephone: (514) 874-4383	Telephone: (514) 874-4457
Telecopier: (514) 395-4933	Telecopier: (514) 395-4933

NOTICE TO SHAREHOLDERS OF MICROCELL

        Shareholders are not entitled to vote to approve or disapprove the Plan described herein, and no meeting of shareholders will be convened to consider the Plan. If the Plan is approved and becomes effective, current holders of Microcell Common Shares, Class A Non-Voting Shares and Class B Non-Voting Shares may receive the New Securities as and to the extent described herein in exchange for their shares.

        As described under "Important Information" and "Other Considerations — Registration and Prospectus Requirements Upon Initial Issuance", the initial issuance of New Securities to shareholders and affected creditors of Microcell will not be registered under the United States Securities Act of 1933, as amended and will be effected in reliance upon the exemption from registration provided by Section 3(a)(10) under the 1933 Act. In order to qualify for this exemption, all persons to whom Microcell proposes to issue New Securities shall have the right to appear at a hearing to be held in the Superior Court of the Province of Québec in the judicial district of Montreal where the issuance of an order as to the fairness of the Plan will be considered by the Court. Accordingly, this Circular is being distributed to current shareholders for the purposes of (1) providing information with respect to the terms and conditions of the Plan, and how it will affect shareholders, and (2) providing notice that any shareholder has a right to appear and be heard at the Court hearing where the fairness of the Plan will be considered.

        The scheduled date for the Court hearing is March 18, 2003 at 9:15 a.m. (Montreal time) at the Palais de Justice, 1 Notre Dame East, Montreal, Québec, H2Y 1B6, subject to adjournment. If the date of the hearing is adjourned, Microcell will provide notice of the new date by issuance of a press release. Shareholders who wish to receive individual notification of the date of any adjourned hearing by facsimile or electronic mail should contact the Monitor at P.O. Box 4500, Station "B", Montreal, Québec H3B 5J3 (Attention: Michel Marleau, CA, CIRP, telephone : (514) 874-4457, facsimile : (514) 395-4933) and provide his or her fax number or e-mail address.

x

SUMMARY

        This summary highlights selected information from this Circular to help Affected Creditors understand the Plan. Affected Creditors should read this Circular carefully in its entirety to understand the terms of the Plan as well as tax and other considerations that may be important to them in deciding whether to approve the Plan. Affected Creditors should note however that the governing document is the Plan. Affected Creditors should pay special attention to the "Risk Factors" section of this Circular. The following summary is qualified in its entirety by reference to the detailed information contained in this Circular and its Appendices, and to the Plan which is attached as Appendix "B" to this Circular. Capitalized terms used herein have the meanings ascribed to them in the Glossary of Terms.

Microcell Telecommunications Inc.

        Microcell is a major provider of telecommunications services in Canada dedicated solely to wireless. Microcell offers a wide range of voice and high-speed data communication products and services. Microcell operates a GSM network across Canada and markets PCS and GPRS under the Fido® brand name.

        Microcell's principal subsidiaries are Connexions, Solutions, Microcell Labs, Microcell Capital, Inukshuk and Microcell i5, all of which are incorporated under the laws of Canada and are wholly-owned subsidiaries of the Company. See "Microcell Telecommunications Inc.".

New Microcell

        New Microcell will be incorporated under the CBCA solely for the purpose of implementing the Plan, will not carry on any business, other than in connection with the Plan, and will have no material assets or liabilities before the Effective Date, except as contemplated by the Plan. See "New Microcell" and "The Plan".

The Proposed Plan

        This Circular describes the Plan. The Plan will be considered and voted on by the Secured Creditors and the Affected Unsecured Creditors at their respective Meetings called for that purpose.

        The purpose of the Plan includes the recapitalization of the Filing Entities and the maximization of the recoveries for the Affected Creditors under the circumstances. See "Hypothetical Liquidation Analysis" attached as Appendix "D" hereto.

        The Plan contemplates a series of steps leading to the overall recapitalization of the Filing Entities through the creation of New Microcell. See "The Plan — Capital Reorganization".

Background to the Plan

        At the time of the release of its second quarter 2002 results on August 9, 2002, Microcell announced that there was significant uncertainty regarding its ability to continue as a going concern, such ability being dependent, among other factors, on Microcell's ability to reduce its financing costs and improve its liquidity and operating performance. Microcell also announced that it had retained the services of Rothschild as financial advisor and Stikeman Elliott LLP as legal advisor, and formed the Special Committee composed of independent directors to evaluate various strategic options in the circumstances. Thereafter, Microcell entered into discussions and negotiations with a Steering Committee of its Senior Lenders and an Ad Hoc Bondholder Committee of its Noteholders.

        The Company's operations cannot support its current financial structure. Of the $2.4 billion of capital raised by the Company since 1996, approximately $1.3 billion was borrowed through the issuance of notes in the high yield market and through bank borrowings. Microcell had approximately $2.0 billion dollars of debt as at January 31, 2003. The amount of debt that Microcell has, along with the cash required to service this debt, leaves Microcell at a competitive disadvantage in the Canadian wireless communications market.

        In view of its financial position, and certain other factors, Microcell, with the advice of its financial and legal advisors and the Special Committee, elected to restructure its capital under CCAA protection. On January 3, 2003, Microcell announced that it had received signed commitments from certain of its Senior Lenders and

Noteholders, representing approximately 75% and 55% respectively of the estimated aggregate Voting Claims that may be represented at the Secured Creditors' Meeting and the Affected Unsecured Creditors' Meeting. Also on January 3, 2003, certain Filing Entities filed for and received protection under the CCAA in the form of a general stay of proceedings, which has since been extended to March 31, 2003.

Distributions under the Plan

        The Plan provides for the distribution of (i) First Instruments, Second Instruments and Restructured Debt to Secured Creditors, (ii) Class A Restricted Voting Shares, Class B Non-Voting Shares, Second Instruments and Warrants to Affected Unsecured Creditors and (iii) Class A Restricted Voting Shares, Class B Non-Voting Shares and Warrants to holders of Current Shareholdings. The Plan provides for distribution of voting and non-voting shares of New Microcell between Canadian and non-Canadian Secured Creditors in a manner that complies with the restrictions contained in the Canadian Ownership and Control Provisions. Affected Unsecured Creditors will initially receive non-voting shares of New Microcell, although Affected Unsecured Creditors that are Canadian and wish to receive voting shares may do so by submitting a Residency Declaration.

        Assuming that the Effective Date were March 31, 2003, that the issue price of the New Instruments were $15 per instrument, and that no New Securities were converted or exercised, as the case may be, the consideration available for distribution under the Plan would be allocated as follows:

	Value of Claims(1)		Tranche B Debt	Tranche C Debt	First Instruments	Second Instruments	Class A Restricted Voting Shares or Class B Non-Voting Shares	2005 Warrants(2)	2008 Warrants(3)
	All amounts ($ or otherwise) expressed in thousands
Secured Creditors:
Amount	$597,927		$300,000	$50,000	$176,500	$71,427	—	—	—
Number of New Securities					11,767	4,762

Affected Unsecured Creditors			—	—	—
Amount	$1,530,477	(4)				$71,427	$44,880
Number of New Securities						4,762	2,992	1,430	2,383

Current shareholders	—		—	—	—	—
Amount							$365
Number of New Securities							24	2,860	4,766

(1)
All dollars expressed in Canadian currency converting U.S. dollar denominated Claims at the rate of Cdn.$1.5363/U.S.$1.00. For distribution purposes under the Plan, Claims will be converted (if applicable) using the noon spot rate of exchange quoted by the Bank of Canada for exchanging the applicable currency on the third Business Day prior to the First Reorganization Date.

(2)
In these circumstances, the exercise price of the 2005 Warrants would be approximately $18.51.

(3)
In these circumstances, the exercise price of the 2008 Warrants would be approximately $19.23.

(4)
This amount assumes no Affected Unsecured Creditors other than Noteholders.

        Assuming that the Effective Date were April 30, 2003, that the issue price of the New Instruments were $15 per instrument, and that no New Securities were converted or exercised, as the case may be, the consideration available for distribution under the Plan would be allocated as follows:

	Value of Claims(1)		Tranche B Debt	Tranche C Debt Election	First Instruments	Second Instruments	Class A Restricted Voting Shares and Class B Non-Voting Shares	2005 Warrants(2)	2008 Warrants(3)
	All amounts ($ or otherwise) expressed in thousands
Secured Creditors:
Amount	$600,917		$300,000	$50,000	$176,500	$74,417	—	—	—
Number of New Securities					11,767	4,961

Affected Unsecured Creditors			—	—	—
Amount	$1,545,237	(4)				$74,417	$43,293
Number of New Securities						4,961	2,886	1,447	2,412

Current shareholders	—		—	—	—	—
Amount							$369
Number of New Securities							25	2,894	4,824

(1)
All dollars expressed in Canadian currency converting U.S. dollar denominated Claims at the rate of Cdn.$1.5363/U.S.$1.00. For distribution purposes under the Plan, Claims will be converted (if applicable) using the noon spot rate of exchange quoted by the Bank of Canada for exchanging the applicable currency on the third Business Day prior to the First Reorganization Date.

(2)
In these circumstances, the exercise price of the 2005 Warrants would be approximately $18.29.

(3)
In these circumstances, the exercise price of the 2008 Warrants would be approximately $19.00.

(4)
This amount assumes no Affected Unsecured Creditors other than Noteholders.

Capital Structure

        The capital structure of the Filing Entities after implementation of the Plan will be improved as a result of the reduction of outstanding indebtedness by approximately $1.7 billion under Canadian GAAP and under U.S. GAAP, (excluding mezzanine equity, as referred to in note 6 to the Unaudited Consolidated Pro Forma Balance Sheet) assuming the issuance of the First Preferred Shares and Second Preferred Shares. If First Units and Second Units are issued, the reduction of outstanding indebtedness would be approximately $1.7 billion under Canadian GAAP and $1.37 billion under U.S. GAAP. Under the revised capital structure, New Microcell will reduce its annual interest obligation by a range of approximately $160 million to $200 million. See "The Plan — Capital Structure and Pro Forma Consolidated Balance Sheet and Notes thereto".

Lock-Up Agreements

        The Plan reflects the principal terms agreed to by the Company in the Secured Creditors Lock-Up Agreement and the Unsecured Creditors Lock-Up Agreement pursuant to which certain Secured Creditors and Affected Unsecured Creditors, subject to the terms and conditions thereof, agreed to vote for the approval of the Plan. The Voting Claims subject to the Secured Creditors Lock-Up Agreements represent approximately 75% of the estimated aggregate Voting Claims for the Secured Creditors' class. The Voting Claims subject to the Unsecured Creditors Lock-Up Agreements represent approximately 55% of the estimated aggregate Voting Claims for the Affected Unsecured Creditors' class. See "The Plan — Lock-Up Agreements".

Share Capital of New Microcell and Unit Alternative

Share Capital

        New Microcell's authorized share capital will consist of four classes of shares: (i) an unlimited number of First Preferred Shares, issuable as FPV Shares, FPNV Shares, FPV2 Shares and FPNV2 Shares; (ii) an unlimited number of Second Preferred Shares issuable as SPV Shares, SPNV Shares, SPV2 Shares and SPNV2 Shares; (iii) an unlimited number of Class A Restricted Voting Shares; and (iv) an unlimited number of Class B Non-Voting Shares. See "The Plan — Description of the Share Capital of New Microcell".

        There will be two series of warrants issued by New Microcell in connection with the Plan, being the 2005 Warrants and the 2008 Warrants. See "The Plan — Warrants".

Unit Alternative

        The Plan contemplates the issuance of First Units and Second Units on the Effective Date if the Advance Tax Ruling is not obtained from CCRA prior to the First Reorganization Date and the Administrative Agent, delivers an election on behalf of the Senior Lenders, to receive First Units and Second Units in lieu of First Preferred Shares and Second Preferred Shares, respectively. Should the Administrative Agent so deliver an election, all Affected Creditors that would have otherwise received First Preferred Shares and Second Preferred Shares will instead receive First Units and Second Units, respectively. First Units and Second Units may also be issued upon redemption of the First Preferred Shares and Second Preferred Shares respectively. See "Description of the Share Capital of New Microcell".

        First Units shall consist of (i) First Notes and (ii) FPV2 Shares or FPNV2 Shares. The First Units shall be senior in right of payment to the Second Units.

        Second Units shall consist of (i) Second Notes and (ii) SPV2 Shares or SPNV2 Shares. The Second Units shall be subordinate in right of payment to the First Units.

New Financing Arrangements

        The pro forma consolidated long-term debt of New Microcell consists of senior debt, in the amount of up to $425 million in the aggregate, of which $350 million will be initially divided into the Tranche B Debt and Tranche C Notes.

Tranche A Exit Facility

        It is a condition precedent to the Plan becoming effective that a revolving credit facility in favour of Amalco of not less than $25 million and not more than $75 million be established, being the Tranche A Exit Facility. The terms of the Tranche A Exit Facility are to be negotiated with the lender(s) thereof. The Tranche A Exit Facility will be guaranteed by New Microcell and its subsidiaries (other than Amalco). The Tranche A Exit Facility will be secured by a first ranking lien on all assets of New Microcell, Amalco and their subsidiaries, subject to customary exceptions and covenants. Microcell is in discussions with respect to the Tranche A Exit Facility but has not yet entered into any commitments in connection therewith. New Microcell is expected, subject to certain conditions to be negotiated, to be entitled pursuant to the terms of the New Instruments to enter into new or replacement facilities up to an aggregate principal amount of $75 million (inclusive of the amount of the Tranche A Exit Facility).

Tranche B Debt

        The distributions to Secured Creditors under the Plan will include the Tranche B Debt, being a term loan to Amalco consisting of a Canadian dollar series in the principal amount of $100 million and a U.S. dollar series with a principal amount equivalent to Cdn $200 million. The Tranche B Debt will bear interest at the Tranche A Exit Facility's annual rate plus 0.5%, payable in quarterly installments starting in June 2003 and maturing on December 31, 2008. The Tranche B Debt will be secured by a second ranking lien on all assets of New Microcell, Amalco and their subsidiaries, subject to customary exceptions and covenants.

Tranche C Notes

        The distributions to Secured Creditors under the Plan may include Tranche C Notes issued by Amalco in the amount of $50 million in the aggregate. Tranche C Notes will bear interest at 8.0% per annum paid semi-annually at Amalco's discretion either (i) in cash; or (ii) by accruing and compounding such interest semi-annually until paid, maturing on the tenth anniversary of the Effective Date. The Tranche C Notes will be guaranteed by New Microcell and its subsidiaries (other than Amalco) and will be secured by a third ranking lien on all assets of New Microcell, Amalco and their subsidiaries, subject to customary exceptions and covenants.

Creditors not subject to the Plan

        The Plan does not affect or compromise the claims of any creditor of the Filing Entities other than the Affected Creditors. See "The Plan — Development and Description of the Plan — Creditors not subject to the Plan".

Sanction Order

        If the Plan is approved at the meetings of the Affected Creditors in accordance with the CCAA, the Filing Entities expect to petition the Court for issuance of the Sanction Order on March 18, 2003.

Board of Directors

        The New Board shall be fixed initially at 11 directors, one of which will be the chief executive officer of New Microcell from time to time. A majority of members of the New Board must be Canadians and 80% of the members of the board of directors of Amalco must be Canadians. See "The Plan — Governance Arrangements".

Corporate Stability Provisions

        Starting on the Effective Date and for a period of two (2) years thereafter (except if varied or waived by a special resolution of holders of all voting or non-voting securities adopted by a 66 2/3% majority thereof and at which the voting limitations provided for herein shall be applicable), no Person, acting alone or acting jointly or in concert with any other Person shall be permitted to exercise at any meeting of holders of securities, voting rights representing in excess of 20% of the aggregate voting rights attached to the issued and outstanding voting and (where applicable) non-voting securities present or represented and voting at such meeting (subject to grand-fathering provisions and to the Canadian Ownership and Control Provisions). Such restriction shall not apply to any Person that makes an offer to acquire all the First Instruments, Second Instruments, Class A Restricted Voting Shares and Class B Non-Voting Shares and acquires such number of New Securities (other than Warrants) so as to hold thereafter at least 66 2/3% of the equity securities of New Microcell on a fully-diluted basis. See "The Plan — Corporate Stability Provisions".

New Stock Option Plan and Stock Purchase Plan

        As part of the Plan, the Existing Stock Option Plan and the i5 Stock Option Plans, and all outstanding options issued pursuant thereto, will be cancelled and the New Stock Option Plan will be implemented. See "Description of the New Stock Option Plan".

        The Plan also provides that the Stock Purchase Plan will be assumed by New Microcell. See "Description of Stock Purchase Plan".

New Rights Plan

        As part of the Plan, New Microcell will adopt the New Rights Plan. The objective of the New Rights Plan is to ensure, to the extent possible, that all shareholders of New Microcell will be treated equally and fairly in connection with any take-over offer for New Microcell. See "Description of the New Rights Plan".

Meeting Procedures for Affected Creditors

        For the purposes of considering and voting on the Plan, the Affected Creditors have been divided into the following classes: (i) Secured Creditors; and (ii) Affected Unsecured Creditors.

        Further to the Initial Order, certain Filing Entities have called Meetings at which time the Affected Creditors will be asked to consider and, if thought fit, pass, with or without variation, the appropriate Plan Resolution. The Meetings will be held at the times and places set forth below:

Class of Creditor	Record Date for Purposes of Receiving Notice and Voting	Place of Meeting	Time and Date
Secured Creditor Class	January 16, 2003	Jarry & Joyce Room Sheraton Hotel 1201 René Lévesque Blvd. West	March 17, 2003 at 10:30 AM (Montreal time)
Affected Unsecured Creditor Class	January 16, 2003	Jarry & Joyce Room Sheraton Hotel 1201 René Lévesque Blvd. West	March 17, 2003 at 11:30 AM (Montreal time)

        Affected Creditors' voting entitlements in respect of Claims denominated in U.S. dollars will be determined by using the noon spot rate of exchange quoted by the Bank of Canada as at the Record Date, being 1.5363 Canadian dollars per U.S. dollar.

Vote Requirement for Plan Approval

        In order for the Plan to be approved pursuant to the CCAA, it must be accepted by each Class of Affected Creditors.

        To be accepted by a Class of Affected Creditors, the Plan must be approved by a majority in number of the Affected Creditors having a Voting Claim pursuant to the Plan in such Class representing not less than 66 2/3% in value of the Voting Claims of the Affected Creditors in such Class and voting at the applicable Meeting.

        If approved by the Affected Creditors, implementation of the Plan will be subject to approval of the Court and satisfaction of certain other conditions. See "The Plan — Conditions to the Implementation to the Plan".

Risk Factors

        Affected Creditors should carefully consider the risk factors concerning implementation and non-implementation, respectively, of the Plan and the business of Microcell. See "Risk Factors".

Canadian Federal Income Tax Considerations

        For a detailed description of the Canadian income tax consequences resulting from implementation of the Plan, Affected Creditors should refer to the section titled "Income Tax Considerations — Certain Canadian Federal Income Tax Considerations".

U.S. Federal Income Tax Considerations

        For a detailed description of the U.S. federal income tax consequences resulting from the Plan, Affected Creditors should refer to the section titled "Income Tax Considerations — Certain U.S. Federal Income Tax Considerations".

IMPORTANT INFORMATION

        This Circular contains important information that should be read before any decision is made with respect to the matters referred to herein. Capitalized terms are defined in the Glossary of Terms beginning on page 10.

        No person has been authorized to give any information or to make any representation not contained in this Circular, and, if given or made, such information or representation should not be relied upon. This Circular does not constitute an offer to sell, or a solicitation of an offer to purchase, the securities described in this Circular, or the solicitation of a proxy, in any jurisdiction, to or from any person to whom it is unlawful to make such offer, solicitation of an offer or proxy solicitation in such jurisdiction. Neither the delivery of this Circular nor any distribution of the securities offered pursuant to the Plan referred to in this Circular shall, under any circumstances, create any implication that there has been no change in the information set forth herein since the date of this Circular.

        All summaries of and references to the Plan in this Circular are qualified in their entirety by reference to the complete text of the Plan. A copy of the Plan is attached as Appendix "B" to this Circular. Affected Creditors are urged to carefully read the full text of the Plan. All summaries of and references to other documents to be entered into in connection with the Plan (including without limitation the New Securities, the New Credit Facilities, the New Rights Plan and the New Stock Option Plan) are qualified in their entirety by the definitive documentation thereof the negotiation of which is contemplated pursuant to the terms of the Plan and the terms of which described herein may, in accordance to the terms of the Plan, be modified, amended or supplemented.

        Information contained in this Circular is given as of January 31, 2003, unless otherwise specifically stated.

        The Monitor has not audited the information contained herein, including, without limitation, the Hypothetical Liquidation Analysis attached as Appendix "D" hereto.

        Securities initially issued under the Plan will not be registered under the 1933 Act, or (with a few exceptions) the securities laws of any state of the United States. Such securities will instead be issued in reliance upon the exemption provided by Section 3(a)(10) of the 1933 Act and applicable exemptions under state securities laws. Microcell has been advised by its U.S. counsel that securities initially issued under the Plan will be freely transferable under United States federal securities laws, except for securities held by persons who are deemed to be "affiliates" of Microcell prior to or after the implementation of the Plan. Such securities held by "affiliates" may be resold by them only in transactions permitted by the resale provisions of Rule 145(d) promulgated under the 1933 Act or as otherwise permitted under the 1933 Act. Different U.S. legal considerations will apply to securities issued by New Microcell upon the conversion of securities initially issued under the Plan. See "Other Considerations — Registration and Prospectus Requirement upon Initial Issuance".

        Affected Creditors should carefully consider the income tax consequences of the Plan described herein. See "Income Tax Considerations — Certain Canadian Federal Income Tax Considerations"; and "Income Tax Considerations — Certain U.S. Federal Income Tax Considerations".

        Affected Creditors should not construe the contents of this Circular as investment, legal or tax advice. Affected Creditors should consult their own counsel, accountants and other advisors as to legal, tax, business, financial and related aspects of the proposed Plan. Any statement contained in a document referred to in this Circular or any amendment hereof or supplement hereto is to be considered modified or replaced to the extent that a statement contained herein or in any amendment or supplement or any subsequently filed document (and including, in particular, material change reports of the Company filed after the date of this Circular in compliance with the requirements of any applicable securities laws) modifies or replaces such statement. Any statement so modified or replaced is not to be considered, except as so modified or replaced, to be a part of this Circular.

FORWARD LOOKING STATEMENTS

        This Circular includes forward-looking statements that involve risks and uncertainties. These statements relate to analyses and other information that are based on forecasts of future results and estimates of amounts not yet determinable. These statements also relate to the Company's future prospects, developments and business strategies.

        These forward-looking statements are identified by the use of terms and phrases such as "anticipate", "believe", "could", "estimate", "expect", "intend", "may", "plan", "predict", "project", "will", "would", and similar terms and phrases, including references to assumptions. These statements are contained under the headings "Risk Factors", "Management's Discussion and Analysis", "Unaudited Pro Forma Consolidated Balance Sheet" and "The Plan — Business Strategy", as well as in other sections of this Circular.

        These forward-looking statements involve risks and uncertainties that may cause the Company's or New Microcell's actual future activities and results of operations to be materially different from those suggested or described in this Circular. These risks include the risks that are identified in this Circular which are primarily listed in the "Risk Factors" and "Management's Discussion and Analysis" sections. If one or more of these risks or uncertainties materialize, or if underlying assumptions prove incorrect, the Company's or New Microcell's actual results may vary materially from those expected, estimated or projected.

Cautionary Statement for Purposes of the "Safe Harbor" Provisions of The Private Securities Litigation Act of 1995

        This Circular contains "forward-looking" statements, as defined in the Private Securities Litigation Reform Act of 1995, that are based on current expectations and estimates. Statements that are not historical facts, including statements about the Company's beliefs and expectations, are forward-looking statements. These statements contain potential risks and uncertainties, and actual results may therefore differ materially.

        Important factors that may affect these expectations include, but are not limited to: changes in the Canadian economy and in Canadian and U.S. capital markets; whether the Plan is implemented in accordance with its terms; changes in competition in the Company's markets; advances in telecommunications technology; changes in the telecommunications regulatory environment; the possibility of future litigation; future availability of financing; unanticipated changes in the number of subscribers; radiofrequency emission concerns; exchange rate fluctuations; penetration and churn rates; and the mix of products and services offered in the Company's markets. Readers should evaluate any statements in light of these important factors.

NON-GAAP MEASURES

        The term EBITDA is used throughout this Circular and is defined in the Glossary of Terms. Microcell also uses the terms ARPU, COA, "net retail subscriber additions", "churn rate" and "cumulative CAPEX per population covered". All of these aforementioned terms may not be identical to similarly titled measures reported by other companies. Furthermore, they should not be considered in isolation or as alternative measurements of operating performance or liquidity to net loss, operating loss, cash flows from operating activities or any other measures of performance under Canadian GAAP. Microcell believes that EBITDA, ARPU, COA, "net retail subscriber additions", "churn rate" and "cumulative CAPEX per population covered" are viewed as relevant supplemental measures of performance in the wireless telecommunications industry. See "Glossary of Terms".

EXCHANGE RATE INFORMATION

        Microcell publishes its consolidated financial statements in Canadian dollars. Pursuant to the Plan, all Claims will be denominated in Canadian dollars. In this Circular, except where otherwise indicated, all dollar amounts are expressed in Canadian dollars. References to "$" or "Cdn.$" are to Canadian dollars and references to "U.S.$" or "U.S. dollars" are to United States dollars.

        The following tables set forth, for each period indicated, the high and low exchange rates for Canadian dollars expressed in U.S. dollars, the daily average of such exchange rates during such period, and the exchange rate at the end of such period, based upon the inverse of the noon buying rate of the Bank of Canada:

	Year Ended December 31,			Nine months ended September 30,
	2002	2001	2000	2002	2001
	(U.S. dollars per Canadian dollar)
High	0.6618	0.6695	0.6973	0.6618	0.6695
Low	0.6199	0.6242	0.6413	0.6199	0.6332
Average	0.6368	0.6458	0.6733	0.6367	0.6502
Period End	0.6331	0.6279	0.6666	0.6306	0.6333
	Period Ended
	2000				2001
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
	(U.S. dollars per Canadian dollar)
High	0.6973	0.6888	0.6830	0.6687	0.6695	0.6603	0.6623	0.6419
Low	0.6788	0.6631	0.6636	0.6413	0.6340	0.6334	0.6332	0.6242
Average	0.6878	0.6753	0.6747	0.6554	0.6544	0.6490	0.6471	0.6328
Period End	0.6880	0.6760	0.6636	0.6666	0.6340	0.6589	0.6333	0.6279

        On January 16, 2003, the noon buying rate was $1.5363 per U.S. dollar and the inverse of the noon buying rate was U.S. $0.6509 per Canadian dollar.

LIST OF APPENDICES

        The following Appendices are attached to the Circular and form an integral part thereof:

Appendix "A"	—	Form of Resolution
Appendix "B"	—	Plan
Appendix "C"	—	Initial Order
Appendix "D"	—	Hypothetical Liquidation Analysis
Appendix "E"	—	Management Discussion and Analysis
Appendix "F"	—	Financial Statements
Appendix "G"	—	Certain information relating to the Directors, Officers and Insiders of Microcell, including Statement of Executive Compensation and Interest in certain Transactions
Appendix "H"	—	Material Change Report of January 6, 2003

GLOSSARY OF TERMS

        Unless otherwise defined or the context otherwise requires, capitalized terms used in this Circular that are not defined herein shall have the meanings set out in the Plan attached as Appendix "B" to this Circular. Wherever used in this Circular, the following capitalized terms shall have the following meanings:

"1933 Act" means the United States Securities Act of 1933, as amended.

"2005 Warrants" means 2-year warrants of New Microcell entitling the holders thereof to subscribe for Class A Restricted Voting Shares or Class B Non-Voting Shares, as the case may be, of New Microcell at an exercise price per share calculated by dividing $450 million by the total number of Class A Restricted Voting Shares and Class B Non-Voting Shares outstanding on the Effective Date (calculated as if all of the First Instruments and Second Instruments outstanding on the Effective Date had been converted into Class A Restricted Voting Shares or Class B Non-Voting Shares, as the case may be), representing in the aggregate 15% of the equity of New Microcell on a fully-diluted basis (before the exercise of options pursuant to the New Stock Option Plan and the issuance of shares under the Stock Purchase Plan and assuming no other equity offerings, including no exercise of 2008 Warrants).

"2006 Notes" means the 14% Senior Discount Notes due June 1, 2006 of Microcell.

"2007 Notes" means the 11 1/8% Senior Discount Notes due October 15, 2007 of Microcell.

"2008 Warrants" means 5-year warrants of New Microcell entitling the holders thereof to subscribe for Class A Restricted Voting Shares or Class B Non-Voting Shares, as the case may be, of New Microcell at an exercise price per share calculated by dividing $550 million by the total number of Class A Restricted Voting Shares and Class B Non-Voting Shares outstanding on the Effective Date (calculated as if all of the First Instruments and Second Instruments outstanding on the Effective Date had been converted into Class A Restricted Voting Shares or Class B Non-Voting Shares, as the case may be, and as if all of the 2005 Warrants had been exercised), representing in the aggregate 20% of the equity of New Microcell on a fully-diluted basis (before the exercise of options pursuant to the New Stock Option Plan and the issuance of shares under the Stock Purchase Plan and assuming no other equity offerings, other than the exercise of 2005 Warrants).

"2009 Notes" means the 12% Senior Discount Notes due June 1, 2009 of Microcell.

"3G" means third generation advanced mobile services.

"Accreted Amount" means the amount calculated in accordance with the following formula: U.S.$1,000 face amount of the 2009 Notes shall equal the sum of (X) U.S.$839.62 and (Y) the amount equal to the product of 50.38 (the accreted value of the 2009 Notes as of June 1, 2003 less the accreted value of the 2009 Notes as of December 1, 2002) and a fraction, the numerator of which is the number of days between December 1, 2002 and the date of calculation and the denominator of which is 183 (the actual number of days between December 1, 2002 and June 1, 2003).

"Accretion Amount" means, at any particular time, the product obtained by the multiplication of 0.045 by the FPS Redemption Price or the SPS Redemption Price (as the case may be) as of the end of the immediately preceding semi-annual period.

"Acquiring Person" means a Person making an unsolicited take-over bid for New Microcell.

"Administrative Agent" means JP Morgan Bank Canada.

"Advance Tax Ruling" means an advance income tax ruling from CCRA in form and substance satisfactory to Microcell and legal counsel to each of the Steering Committee and the AHB Committee.

"Affected Creditor" means a Secured Creditor and/or an Affected Unsecured Creditor, as the context may require.

"Affected Unsecured Creditor" means a creditor of Microcell classified as such pursuant to the Plan.

"Affected Unsecured Creditors' Meeting" means the meeting of the Affected Unsecured Creditors, to be held to consider the Affected Unsecured Creditors' Resolution, and any adjournment thereof.

"Affected Unsecured Creditors' Resolution" means the resolution of the Affected Unsecured Creditors approving the Plan, in the form set forth in Appendix "A" to this Circular, which is to be voted upon at the Affected Unsecured Creditors' Meeting.

"AHB Committee" means the informal ad hoc committee of Noteholders formed to pursue discussions with the Company regarding its proposed recapitalization.

"Alternate Transaction" means a written and binding offer to acquire the Company or Connexions and Solutions that is reasonably capable of being completed and that, in the good faith opinion of the Secured Creditor electing to exercise its termination right under the Secured Creditors Lock-Up Agreement entered into by it or pursuant to the Plan, or of the Affected Unsecured Creditor electing to exercise its termination right under the Unsecured Creditors Lock-Up Agreement entered into by it or pursuant to the Plan, as the case may be, is more favourable to such Affected Creditors from a financial point of view than the Plan.

"Amalco" means the corporation resulting from the amalgamation of Subco, Connexions, Solutions, Microcell Capital, Microcell Labs, Microcell i5 and Masq pursuant to the First Articles of Arrangement, as contemplated by the Plan.

"Argo II" means Argo II — The Wireless Internet Fund Limited Partnership.

"ARPU" means average retail revenue per user.

"Arrangement Resolutions" means, collectively, the Secured Creditors' Resolution and the Affected Unsecured Creditors' Resolution.

"Articles of Reorganization" means articles of reorganization of Microcell, pursuant to which (i) the rights, privileges, restrictions and conditions of the issued and outstanding shares in the capital of Microcell are amended to provide for a redemption right, exercisable at the option of Microcell in consideration of the delivery of Class A Restricted Voting Shares, Class B Non-Voting Shares and Warrants of New Microcell; and (ii) a new class of non-redeemable common shares is authorized.

"ASP" means ASP WirelessNet Inc.

"Average Common Share Price" means, as at any particular date, the weighted average trading price per share of the Class A Restricted Voting Shares and Class B Non-Voting Shares during the twenty (20) consecutive trading days ending five (5) trading days prior to such date.

"Bankruptcy Act" means the Bankruptcy and Insolvency Act, R.S.C. 1985, c. B-3, as amended from time to time.

"Bell Mobility Partners" means collectively Bell Mobility Inc. and its former Mobility Canada Partners (excluding Telus).

"Board" means the Board of Directors of Microcell.

"Business Day" means a day, other than Saturday, Sunday or a statutory holiday, on which banks are generally open for business in Montreal, Quebec and Toronto, Ontario.

"Canadian" means a Canadian within the meaning ascribed to such term in the Telecommunications Act.

"Canadian GAAP" means generally accepted accounting principles in Canada including those set out in the Handbook of the Canadian Institute of Chartered Accountants.

"Canadian Holders" means Securityholders who, for the purposes of the ITA or any applicable income tax treaty or convention, and at all relevant times, are resident in Canada or deemed to be resident in Canada.

"Canadian Ownership and Control Provisions" means the Canadian ownership and control provisions established in the Telecommunications Act and the Radiocommunication Act.

"CAPEX" means capital expenditures.

"CBCA" means the Canada Business Corporations Act, R.S.C. 1985, c. C-44, as amended from time to time.

"CCAA" means the Companies' Creditors Arrangement Act, R.S.C. 1985, c. C-36, as amended from time to time.

"CCRA" means the Canada Customs and Revenue Agency.

"CDMA" means Code Division Multiple Access.

"CDS" means CDS Inc., a subsidiary of The Canadian Depository for Securities Limited and operator of a central depository system for securities in Canada.

"Cellular" means cellular radiocommunication services in the 800 MHz frequency range.

"Circular" means this Information Circular and Proxy Statement, including the appendices thereto and any written amendment or supplement thereto made after the date hereof.

"CISC" means the CRTC Interconnection Steering Committee.

"Claim" means (i) any right or claim of any Person against any one or more of the Filing Entities whatsoever, whether or not asserted, in connection with any indebtedness, liability or obligation of any kind of the Filing Entities, which indebtedness, liability or obligation is in existence at the Filing Date, and any interest that may accrete or accrue thereon where there is an obligation to pay such interest (except that no default interest shall be included therein and the amount of any such default interest shall not be payable and shall be cancelled and forgiven), pursuant to the terms of any contract with such Person, by operation of law or in equity, whether or not reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured, unsecured, perfected, unperfected, present, future, known or unknown, by guarantee, surety or otherwise, and whether or not such right is executory or anticipatory in nature, or any right or ability of any Person to advance a claim for contribution or indemnity or otherwise with respect to any matter, action, cause or chose in action, whether existing at present or commenced in the future, based in whole or in part on facts which exist on or before the Filing Date; and (ii) any Tax Claim.

"Claims Bar Date" means March 28, 2003, which date shall be deemed to be the Claims Bar Date for the purposes of paragraph 22 of the Initial Order.

"Class" means each creditor group designated as a class pursuant to the Plan, being the Secured Creditor class and the Affected Unsecured Creditor class, in respect of one or more of the Filing Entities.

"Class A Restricted Voting Shares" means the participating, voting Class A Restricted Voting Shares in the capital of New Microcell.

"Class B Non-Voting Shares" means the participating, non-voting Class B Non-Voting Shares in the capital of New Microcell.

"Clearnet" means Clearnet PCS Inc., a corporation acquired by Telus.

"CLEC" means a Competitive Local Exchange Carrier, being a facilities-based new entrant in the local exchange market.

"CMAs" means Census Metropolitan Areas.

"COA" means the cost of acquisition of a retail subscriber.

"Code" means Internal Revenue Code of 1986 (United States), as amended from time to time.

"Company" means Microcell Telecommunications Inc., a Canadian corporation.

"Competing Bid" means a Permitted Bid competing with a previously made Permitted Bid.

"Competition Act" means the Competition Act (Canada) and the regulations thereunder, as amended from time to time.

"Connexions" mean Microcell Connexions Inc., a Canadian corporation.

"Court" means the Superior Court of the Province of Québec in the judicial district of Montreal or the Court of Appeal of the Province of Québec in the judicial district of Montreal, as the case may be.

"Credit Agreement" means the credit agreement dated as of June 25, 1998, as amended and restated as of May 7, 1999 and as further amended from time to time, among Connexions and Solutions as borrowers, Microcell as guarantor, the Administrative Agent and the Senior Lenders.

"CRTC" means the Canadian Radio-television and Telecommunications Commission.

"CTSR" means Canadian Telecommunications Service Revenues.

"Current Shareholdings" means any shares held in the capital of Microcell immediately prior to the First Reorganization Date.

"Decision 97-8" means Telecom Decision CRTC 97-8, "Local Competition" issued by the CRTC in May 1997.

"Distress Preferred Shares" means shares that qualify as "distress preferred shares" for purposes of the ITA.

"DTC" means Depository Trust Corporation and its nominees.

"EBITDA" means operating income (loss) excluding restructuring charges, impairment of intangible assets, depreciation and amortization, all as calculated in accordance with Canadian GAAP.

"ECF EBITDA" means operating income (loss) plus, to the extent deducted in calculating operating income (loss), non-cash restructuring charges, impairment of intangible assets, depreciation and amortization, all as calculated in accordance with Canadian GAAP.

"Effective Date" means the Business Day on which the Monitor files a certificate with the Court pursuant to the Plan attesting that all of the conditions precedent to the implementation of the Plan have been fulfilled or waived.

"Ericsson" means Ericsson Canada Inc., a Canadian corporation.

"Ericsson Agreement" means the supply and installation contract dated June 5, 1999 entered into by Microcell and Ericsson for the purchase by Connexions of PCS products from Ericsson.

"ESMR" means Enhanced Specialized Mobile Radio.

"Excess Cash Flow" means, for any fiscal year (a) ECF EBITDA of New Microcell for such fiscal year, minus (b) the sum of (i) scheduled payments of principal made pursuant to Tranche B Debt and Tranche C Notes for such fiscal year, (ii) payments of principal made pursuant to Tranche A Exit Facility to the extent that such payments result in a corresponding reduction in the revolving credit commitments under the Tranche A Exit Facility, (iii) the principal portion of scheduled payments under capital lease obligations made by New Microcell for such fiscal year, (iv) cash interest paid by New Microcell for such fiscal year, (v) cash taxes applicable to such fiscal year and paid or payable by New Microcell prior to the date of determination, and (vi) capital expenditures incurred (up to maximum capital expenditures as to be defined in the agreement governing the Tranche B Debt) by New Microcell during such fiscal year.

"Existing Credit Facilities" means the senior secured credit facilities in favour of Connexions and Solutions made available by the Senior Lenders. See "Description of Existing Financing Arrangements".

"Existing Stock Option Plan" means the stock option plan of the Company established in October 1997, as amended.

"Filing Date" means January 3, 2003.

"Filing Entities" means the Company, Connexions, Solutions, Microcell Capital, Microcell Labs, Microcell i5, Inukshuk and Masq.

"First Articles of Arrangement" means articles of arrangement in respect of the amalgamation of Subco, Connexions, Solutions, Microcell Capital, Microcell Labs, Microcell i5 and Masq pursuant to an arrangement under Section 192 of the CBCA.

"First Instruments" means First Non-Voting Instruments and First Voting Instruments.

"First Non-Voting Instruments" means (i) FPNV Shares or (ii) First Units which include FPNV2 Shares.

"First Note" means a subordinated convertible 9% first note in an amount equal to the FPS Redemption Price (with accrued and unpaid interest payable only at maturity) having the same terms and conditions as the First Preferred Shares (including as to the right to convert into Class A Restricted Voting Shares or Class B Non-Voting Shares and as to the application of Excess Cash Flow) and a term to maturity equal to the term to maturity of the First Preferred Shares (or remainder thereof, as the case may be).

"First Preferred Shares" means first preferred shares in the capital of New Microcell as provided in the Articles of New Microcell.

"First Reorganization Date" means a date prior to the Effective Date, determined by the Filing Entities in consultation with legal counsel to each of the Steering Committee and the AHB Committee for the purpose of completing certain transactions contemplated by the Plan; provided that the First Reorganization Date shall be at least three (3) Business Days following the day on which the determination is made.

"First Unit" means a unit consisting of a First Note together with one FPV2 Share or one FPNV2 Share, as the case may be.

"First Voting Instruments" means (i) FPV Shares or (ii) First Units which include FPV2 Shares.

"FPNV Shares" means a series of non-voting First Preferred Shares as provided in the Articles of New Microcell.

"FPNV2 Shares" means a series of non-voting and non-dividend bearing First Preferred Shares, the only attributes of which will be that they will be exchangeable into FPV2 Shares if held by a Canadian, be entitled to a liquidation preference in respect of any class of equity securities (other than FPV Shares and FPNV Shares) of $0.0001 per share and be automatically redeemed at a redemption price of $0.0001 per share upon the repayment or conversion of the First Notes related thereto.

"FPS Redemption Price" means the redemption price per First Preferred Share as adjusted from time to time as provided in the Articles of New Microcell.

"FPV Shares" means a series of voting First Preferred Shares as provided in the Articles of New Microcell.

"FPV2 Shares" means a series of voting and non-dividend bearing First Preferred Shares, the only attributes of which will be that they will carry the same voting rights as the FPV Shares, will be entitled to a liquidation preference over any class of equity securities (other than the FPV Shares and the FPNV Shares) of $0.0001 per share and will be automatically redeemed at a redemption price of $0.0001 per share upon the repayment or conversion of the First Notes related thereto.

"Fundamental Transaction" means (i) alterations of the equity shares of New Microcell, including any subdivision, consolidation or reclassification or (ii) any form of reorganization, amalgamation, merger or arrangement of New Microcell or transfer of all or substantially all of the undertakings and assets of New Microcell to another corporation that is not a wholly-owned subsidiary of New Microcell.

"GHz" means Gigahertz.

"Governance Guidelines" means the corporate governance guidelines adopted by the TSX as in effect from time to time.

"GPRS" means General Packet Radio Service.

"GSM" means Global System for Mobile Communications.

"GSM Capital" means GSM Capital Limited Partnership.

"Hedge Counterparties" means the holders of Claims under the Hedging Agreements.

"Hedging Agreements" means certain hedging agreements entered into among one or more of the Filing Entities, as contemplated by the provisions of the Credit Agreement and which were terminated on December 20th, 2002.

"Hypothetical Liquidation Analysis" means the analysis of the liquidation value of the assets of the Filing Entities in the context of a forced liquidation, which is set forth in Appendix "D" to this Circular.

"i5 Option Plans" means, collectively, the two existing stock option plans of Microcell i5 providing for the grant to participants thereunder of options to purchase shares of Microcell i5, which plans shall be terminated pursuant to the Plan.

"ILEC" means an incumbent local exchange carrier.

"Industry Canada" means the Department of Industry (Canada), the Minister therefor and any officer and official thereof, as the context requires.

"Industry Committee" means the House of Commons Standing Committee on Industry, Science and Technology.

"InfoSpace" means InfoSpace, Inc.

"Initial Order" means the initial order granted by the Court in respect of the Filing Entities (other than Masq) on January 3, 2003, a copy of which is attached as Appendix "C" hereto, as it may be amended, extended or varied from time to time.

"Intercompany Receivables" means all amounts receivable by Microcell from any of Connexions, Solutions, Microcell Capital, Microcell Labs, Microcell i5 or Masq.

"In-the-Money" means that as of any particular trading day, the Class A Restricted Voting Shares and the Class B Non-Voting Shares are listed and posted for trading on a Recognized Exchange, on such trading day, and the Average Common Share Price as of such trading day is equal to or in excess of the then current FPS Redemption Price or SPS Redemption Price, as the case may be.

"Inukshuk" means Inukshuk Internet Inc., a Canadian corporation and any successor corporation.

"Inukshuk Receivables" means all amounts receivable, if any, by Microcell, Connexions, Solutions, Microcell Capital and Microcell Labs from Inukshuk.

"IRS" means the Internal Revenue Service (United States).

"ITA" means the Income Tax Act (Canada) and the regulations thereto, as amended from time to time.

"Kb" means kilobyte.

"LEC" means a local exchange carrier.

"Look" means Look Communications Inc.

"Masq" means Masq Inc., a Canadian corporation.

"Material Assets Sale" means any sale of assets generating net proceeds (subject to customary exceptions as may be defined in the agreement governing the Tranche B Debt) in excess of $1 million.

"Mb" means megabyte.

"MCS" means Multipoint Communications Systems, wireless commercial systems that operate in the 2500-2596 MHz range and related frequency bands.

"MCS Licenses" means the twelve regional MCS licenses issued to Inukshuk by Industry Canada.

"Meeting Date" means the date upon which a Meeting is convened in connection with the Plan.

"Meeting" means the Affected Unsecured Creditors Meeting and/or the Secured Creditors Meeting, as the context may require.

"MHz" means Megahertz.

"Microcell" means Microcell Telecommunications Inc., a Canadian corporation.

"Microcell Capital" means Microcell Capital II Inc., a Canadian corporation.

"Microcell i5" means Microcell i5 Inc., a Canadian corporation.

"Microcell Labs" means Microcell Labs Inc., a Canadian corporation.

"Minister" means the Minister for the Department of Industry (Canada), or any officer or official thereof, as the context requires.

"Mobility Canada" means Mobility Personacom Canada Ltd.

"Monitor" means Ernst & Young Inc. in its capacity as monitor of the business and affairs of the Filing Entities appointed by the Court pursuant to the Initial Order, and includes any successor thereof.

"Motorola" means Motorola Canada Limited.

"MOU" means minutes of usage.

"New Board" means the board of directors of New Microcell who shall be the same directors as the directors of Microcell designated pursuant to the Sanction Order.

"New Credit Facilities" means the credit agreement, indenture or other documentation relating to the Tranche A Exit Facility, the Tranche B Debt and the Tranche C Notes.

"New Instruments" means the New Securities other than the Warrants.

"New Microcell" means the holding corporation to be incorporated pursuant to the CBCA, which will become the parent of Microcell pursuant to the Plan.

"New Rights Plan" means the shareholders' rights plan of New Microcell to be implemented pursuant to the Plan.

"New Securities" means the First Instruments, the Second Instruments, the Class A Restricted Voting Shares, the Class B Non-Voting Shares and the Warrants to be issued by New Microcell pursuant to the Plan.

"New Security Documents" means the guarantees and security instruments required in connection with the New Credit Facilities.

"New Stock Option Plan" means the stock option plan of New Microcell to be implemented pursuant to the Plan.

"Nokia" means Nokia Products Limited.

"Non-Resident Holder" means a Securityholder who, for the purposes of the ITA and any applicable income tax treaty or convention, and at all relevant times, is not resident in Canada and does not use or hold Notes or Current Shareholdings, and will not use or hold New Securities, in carrying on a business in Canada.

"Non-Voting Shares" mean the non-voting series of First Preferred Shares and Second Preferred Shares and the Class B Non-Voting Shares.

"Nortel" means Nortel Networks Corporation.

"Nortel Agreement" means the supply and installation contract dated as of December 20, 2001 entered into by Nortel and Microcell for the purchase by Connexions of GSM products and eligible services from Nortel, as amended.

"Noteholder" means a holder of Notes.

"Notes" mean the 2006 Notes, 2007 Notes and 2009 Notes.

"Notice of Meeting" means the notice of the Secured Creditors' Meeting and/or the notice of the Affected Unsecured Creditors' Meeting, both of which are included in this Circular.

"PCS" means Personal Communications Services that operate in the 1900 MHz frequency range.

"PCS License" means the national 30 MHz PCS authorization issued to Microcell by Industry Canada.

"Permitted Bid" means a take-over bid which qualifies as a "permitted bid" under the provisions of the New Rights Plan.

"Person" includes any individual, firm, partnership, joint venture, venture capital fund, association, trust, trustee, executor, administrator, legal personal representative, estate, group, body corporate (including a limited liability company and an unlimited liability company), corporation, unincorporated association or organization, governmental authority, syndicate or other entity, whether or not having legal status.

"PFIC" means passive foreign investment company.

"Plan" means the plan of reorganization and of compromise and arrangement of the Filing Entities under the CCAA and the CBCA, a copy of which is annexed hereto as Appendix "B", as such plan may be amended, varied or supplemented, from time to time, in accordance with its terms.

"Preferred Shares" means collectively, the First Preferred Shares and the Second Preferred Shares.

"Proof of Claim" means the form of proof of claim sent to Affected Creditors by the Monitor.

"QuébecTel" means The QuébecTel Group Inc.

"Radiocommunication Act" means the Radiocommunication Act (Canada) R.S.C., c. R-2 and the regulations thereunder, as amended from time to time.

"Recognized Exchange" means the Toronto Stock Exchange, a division of TSX Inc. through which the senior listing operations of TSX Group Inc. are conducted or any "prescribed Canadian stock exchange" within the meaning of the ITA.

"Record Date" means January 16, 2003.

"Released Claims" means any and all claims, actions, causes of action, counterclaims, suits, debts, sums of money, accounts, covenants, damages, judgments, expenses, executions, liens and other recoveries on account of any liability, obligation, demand or cause of action of whatever nature.

"Restructured Debt" means the Tranche B Debt and the Tranche C Notes.

"Rights" means the rights issued pursuant to the New Rights Plan.

"Rogers" means Rogers Wireless Communications Inc. and its affiliated entities.

"Rothschild" means collectively, Rothschild Inc. and NM Rothschild & Sons Canada Limited, the financial advisors to the Filing Entities.

"Sanction Order" means the Order of the Court granting final approval of the Plan.

"Second Articles of Arrangement" means articles of arrangement in respect of the amalgamation of Subco 2 and Inukshuk pursuant to an arrangement under Section 192 of the CBCA.

"Second Instruments" means Second Voting Instruments and Second Non-Voting Instruments.

"Second Non-Voting Instruments" means (i) SPNV Shares or (ii) Second Units which include SPNV2 Shares.

"Second Note" means a subordinated convertible 9% second note in an amount equal to the SPS Redemption Price (with accrued and unpaid interest payable only at maturity) having the same terms and conditions as the Second Preferred Shares (including as to the right to convert into Class A Restricted Voting Shares or Class B Non-Voting Shares and as to the application of Excess Cash Flow) and a term to maturity equal to the term to maturity of the Second Preferred Shares (or remainder thereof, as the case may be).

"Second Preferred Shares" means second preferred shares in the capital of New Microcell as provided in the Plan.

"Second Unit" means a unit consisting of a Second Note together with one SPV2 Share or one SPNV2 Share, as the case may be.

"Second Voting Instruments" means (i) SPV Shares or (ii) Second Units which include SPV2 Shares.

"Secured Creditors" means the Senior Lenders and the Hedge Counterparties.

"Secured Creditors Lock-Up Agreement" means a lock-up agreement pursuant to which a Secured Creditor has agreed, subject to certain conditions, to vote for the approval of the Plan.

"Secured Creditors' Meeting" means the meeting of the Secured Creditors to be held to consider the Secured Creditors' Resolution and any adjournment thereof.

"Secured Creditors' Resolution" means the resolution of the Secured Creditors approving the Plan, in the form set forth in Appendix "A" to this Circular, which is to be voted on at the Secured Creditors' Meeting.

"Securityholder" means a holder of New Securities.

"Senior Lenders" means the holders of Claims under the Credit Agreement.

"Separation Time" means the close of business on the tenth (10th) trading day after the earlier of (i) the Stock Acquisition Date, (ii) the date of the commencement of, or first public announcement of, the intent of any person to commence a take-over bid (other than a Permitted Bid), and (iii) the date on which a Permitted Bid or Competing Bid ceases to qualify as such, or such later date as may be determined by the Board.

"SIM" means subscriber identification module.

"SMR" means specialized mobile radio.

"SMS" means short messaging service.

"Solutions" means Microcell Solutions Inc., a Canadian corporation.

"Sony Ericsson" means Sony Ericsson Mobile Communications AB.

"Special Committee" means the special committee of the Board composed of three (3) independent directors formed in August 2002.

"SPV2 Shares" means a series of voting and non-dividend bearing Second Preferred Shares the only attributes of which will be that they will carry one vote per share (being the same voting rights as the SPV Shares), be entitled to a liquidation preference in respect of any class of equity securities (other than the First Preferred Shares, the SPV Shares or the SPNV Shares) of $0.0001 per share and will be automatically redeemed at a redempton price of $0.0001 per share upon the repayment or conversion of the Second Notes related thereto.

"SPNV2 Shares" means a series of non-voting and non-dividend bearing Second Preferred Shares the only attributes of which will be that they will be exchanged into SPV2 Shares if held by a Canadian, be entitled to a liquidation preference in respect of any class of equity securities (other than the First Preferred Shares, the SPV Shares or the SPNV Shares) of $0.0001 per share and be automatically redeemed at a redemption price of $0.0001 per share upon the repayment or conversion of the Second Notes related thereto.

"SPS Amount" means an amount equal to 200% of the result obtained by subtracting $526.5 million from the aggregate amount of the Claims of the Secured Creditors as at the Effective Date.

"SPS Redemption Price" means the redemption price per Second Preferred Share as adjusted from time to time as provided in the Articles of New Microcell.

"SPV Shares" means a series of voting Second Preferred Shares as provided in the Articles of New Microcell.

"Steering Committee" means the informal steering committee of Senior Lenders formed to pursue discussions with Microcell.

"Stock Acquisition Date" means the first date of public announcement by New Microcell or an Acquiring Person of the fact that a Person has become an Acquiring Person.

"Stock Purchase Plan" means the employee stock purchase plan of the Company adopted by the Board on March 9, 2000, providing for the issuance to employees of Microcell and its subsidiaries of Class B Non-Voting Shares of the Company on the condition of purchase of Class B Non-Voting Shares of the Company by such employees and which shall be assumed by New Microcell pursuant to the Plan.

"Subco" means a corporation to be incorporated pursuant to the CBCA as a wholly-owned subsidiary of Microcell, for the purpose of completing certain transactions contemplated by the Plan including for the purpose of proposing and implementing an arrangement under Section 192 of the CBCA.

"Subco 2" means a corporation to be incorporated pursuant to the CBCA as a wholly-owned subsidiary of Microcell, for the purpose of completing certain transactions contemplated by the Plan including for the purpose of proposing and implementing an arrangement under Section 192 of the CBCA.

"Subsidiary Companies" means Connexions, Solutions, Microcell Labs, Microcell Capital, Inukshuk and Microcell i5.

"Tax Claims" means any Claim against Microcell for any Taxes in respect of any taxation year or period ending on or before the Effective Date (and in the case where a current taxation year does not end on the Effective Date any Taxes due in respect of or attributable to that portion of the period commencing at the beginning of such current taxation year up to and including the Effective Date) and any Taxes arising out of or attributable to any transaction to be completed in accordance with the Plan.

"Taxes" shall mean any and all federal and provincial taxes, assessments, reassessments and other governmental charges, duties, impositions and liabilities (including, without limitation, any Claims by Her Majesty the Queen, Her Majesty the Queen in right of Canada, Her Majesty the Queen in right of any province or territory of Canada, CCRA and any similar revenue or taxing authority of any province or territory of Canada) including without limitation taxes based upon or measured by reference to gross receipts, income, profits, sales, capital, use and occupation and recapture taxes, together with all interest, penalties, fines and additions with respect to such amounts.

"Tax Proposals" means all specific proposals to amend the ITA publicly announced by or on behalf of the Canadian Minister of Finance prior to the date of this Circular.

"TDMA" means Time Division Multiple Access.

"Telecommunications Act" means the Telecommunications Act (Canada) S.C. 1993, c. 38 and the regulations thereunder, as amended from time to time.

"Telus" means Telus Corporation and its affiliated entities.

"Tranche A Exit Facility" means the credit facility of not less than $25 million and not more than $75 million which will be established in favour of Amalco. See "Description of Financing Arrangements".

"Tranche B Debt" means the certain term loan to be made to Amalco consisting of a Canadian dollar series in the amount of Cdn$100,000,000 and a U.S. dollar series in the amount of the U.S. dollar equivalent of Cdn$200,000,000. See "Description of Financing Arrangements".

"Tranche C Electing Secured Creditor" means a Secured Creditor having elected to receive Tranche C Notes in accordance with the provisions of the Plan.

"Tranche C Notes" means the certain notes in the aggregate amount of no more than $50,000,000 to be issued by Amalco. See "Description of Financing Arrangements".

"TSX" means the Toronto Stock Exchange, a division of TSX Inc. through which the senior listing operations of TSX Group Inc. are conducted.

"Unaffected Creditors" means the holders of Claims of the Filing Entities which are not affected or compromised pursuant to the Plan.

"Unsecured Creditors Lock-Up Agreement" means a lock-up agreement pursuant to which an Affected Unsecured Creditor has agreed, subject to certain conditions, to vote for the approval of the Plan.

"U.S. GAAP" means generally accepted accounting principles in the United States of America.

"VoiceStream" means VoiceStream Wireless Corporation, now known as T-Mobile USA Inc.

"Voting Claim" means a Claim finally determined for voting purposes pursuant to the Plan and the CCAA.

"Voting Shares" means the voting series of First Preferred Shares and Second Preferred Shares and the Class A Restricted Voting Shares.

"Vtech" means Vtech Telecommunications Canada Ltd.

"Warrants" means the 2005 Warrants and the 2008 Warrants, collectively.

"WSP" means Wireless Service Provider, and includes both facilities-based service providers and resellers.

        Words importing the singular number only include the plural and vice versa and words importing any gender include all genders. All references in this Circular to dollar amounts are stated in Canadian dollars, unless otherwise stated.

INTRODUCTION

General

        This Circular is furnished in connection with the solicitation of proxies by and on behalf of management for use at the Meetings for the purposes set forth in the Notice of Meeting of Secured Creditors and the Notice of Meeting of Affected Unsecured Creditors.

        All summaries of and references to the Plan in this Circular are qualified in their entirety by reference to the complete text of the Plan. A copy of the Plan is attached as Appendix "B" to this Circular. Affected Creditors are urged to carefully read the full text of the Plan. All summaries of and references to other documents to be entered into in connection with the Plan (including without limitation the New Securities, the New Credit Facilities, the New Rights Plan and the New Stock Option Plan) are qualified in their entirety by the definitive documentation thereof, the negotiation of which is contemplated pursuant to the terms of the Plan and the terms of which described herein may, in accordance to the terms of the Plan, be modified, amended or supplemented.

        Information contained in this Circular is given as of January 31, 2003, unless otherwise specifically stated.

        The Monitor has not audited the information contained herein, including, without limitation, the Liquidation Analysis attached as Appendix "D" hereto.

SOLICITATION OF PROXIES AND THE MEETINGS

Meeting Procedures and Voting

Meeting Procedures for Affected Creditors

        For the purposes of considering and voting on the Plan, the Affected Creditors have been divided into the following classes: (i) Secured Creditor Class; and (ii) Affected Unsecured Creditor Class.

        Further to the Initial Order, Microcell, Connexions and Solutions have called the Meetings so that the Affected Creditors can consider and, if thought fit, pass a resolution to approve, with or without variation, the Plan. The Meetings will be held at the times and places set forth below:

Class of Affected Creditor	Place of Meeting	Time and Date
Secured Creditor Class	Jarry & Joyce Room Sheraton Hotel 1201 René-Lévesque Blvd. West Montreal, Québec	10:30 AM (Montreal time) March 17, 2003
Affected Unsecured Creditor Class	Jarry & Joyce Room Sheraton Hotel 1201 René-Lévesque Blvd. West Montreal, Québec	11:30 AM (Montreal time) March 17, 2003

        The only persons entitled to attend a Meeting are those persons entitled to vote at such Meeting, their proxy holders, legal counsel and advisors, and the officers, directors, auditors and legal counsel of Microcell, the Monitor and its legal counsel and the persons appointed to act as scrutineers at the Meetings. Any other person may be admitted on invitation of the Monitor or with the majority consent of the Affected Creditors present and entitled to vote, in person or by proxy, at the relevant Meeting.

Adjournments

        If a Meeting is postponed by a vote taken at that Meeting, such Meeting will be adjourned by the Monitor to such date, time and place as may be decided by the Monitor.

        Every question submitted to a vote at the Meeting, except the appropriate resolution of Affected Creditors to approve, amend or vary the Plan, will be decided by a majority of the votes given on a show of hands, or if a poll is requested or determined to be necessary by the Monitor, by a majority of votes cast on the poll, and will be binding on all Affected Creditors of the Class to which the Meeting relates, whether or not present and voting.

Vote Requirement for Plan Approval

        In order for the Plan to be approved pursuant to the CCAA, it must be accepted by each Class of Affected Creditors.

        To be accepted by a Class of Affected Creditors, the Plan must be approved by a majority in number of the Affected Creditors having a Voting Claim pursuant to the Plan in such Class representing not less than 66 2/3% in value of the Voting Claims of the Affected Creditors in such Class and voting in respect of a Voting Claim at the applicable Meeting.

Entitlement to Vote at Meetings of Affected Creditors

Record Date

        The record date for the determination of the Secured Creditors entitled to receive the Notice of the Secured Creditors' Meeting and any related material, and the record date for the determination of the Affected Unsecured Creditors entitled to receive the Notice of the Affected Unsecured Creditors' Meeting and any related material, is the Record Date.

Valuation of Claims and Interest for Voting Purposes

        Each Affected Creditor having a Voting Claim in a Class shall be entitled to attend and to vote at the Meeting for such Class. Each Affected Creditor of a Class who is entitled to vote shall be entitled to one vote at the Meeting for such Class which vote shall have the value of such Affected Creditor's Voting Claim as at the Record Date. There shall be no fractional votes and Claims shall be rounded up or down to the nearest whole Canadian dollar amount for voting purposes. In the event that the amount of the Claim of an Affected Creditor is not finally determined prior to the date of the Meeting for the particular Class in accordance with the Plan, the Affected Creditor shall be entitled to vote at the Meeting of the particular Class based on the portion of its Claim having been accepted for voting purposes, without prejudice to the rights of the relevant Filing Entity or the Affected Creditor to require the final determination for distribution purposes of the amount of the Affected Creditor's Claim in accordance with the terms of the Initial Order and the Plan.

        Pursuant to the Plan, all Claims will be denominated in Canadian dollars. An Affected Creditor's voting entitlement in respect of a Claim denominated in U.S. dollars will be determined by converting the amount thereof into the Canadian dollar equivalent using the noon spot rate of exchange quoted by the Bank of Canada for exchanging such currency to Canadian dollars as at the Record Date being 1.5363 Canadian dollars per U.S. dollar.

        The Voting Claim of an Affected Creditor (other than a Noteholder) shall be the amount in the applicable Proof of Claim accepted by the Monitor pursuant to the Plan.

        The Voting Claim of a Noteholder shall be determined as follows:

  (a)
  with respect to the 2006 Notes and the 2007 Notes, the Voting Claim shall be the principal amount thereof plus accrued and unpaid interest up to and including the Record Date; and

  (b)
  with respect to the 2009 Notes, the Voting Claim shall be the Accreted Amount thereof on the Record Date.

        As at the Record Date, the estimated aggregate principal amounts plus accrued and unpaid interest (not including default interest where the terms thereof would otherwise require same to become payable) (or where applicable the Accreted Amount in respect of the 2009 Notes) of the Affected Creditors' Claims were as follows:

Secured Debt	Amount
Senior Lenders	$581,467,942
Hedge Counterparties	$9,284,680
Affected Unsecured Creditor Claims	Amount
2006 Notes	$698,780,270
2007 Notes	$441,615,944
2009 Notes	$353,671,867
Tax Claims	$12

        Certain of these amounts may be subject to adjustment. See "Solicitation of Proxies and Meetings — Affected Creditors' Claims — Acceptance, Revision or Rejection of Claims".

        Subject to the next following paragraph, to the knowledge of the directors and officers of Microcell, as of the Record Date, the following persons beneficially owned, directly or indirectly, or exercised control or direction over, Notes carrying more than 10% of the aggregate number of votes to be attached to the Notes for purposes of voting on the Plan:

Name and Address	% of aggregate value of Voting Claims at the Unsecured Creditors Meeting(1)
Capital Research & Management Company, Los Angeles, CA, USA	11%
Cargill Minnetonka, MN, USA	11%

(1)
These percentages are based upon the Company's estimate of the Affected Unsecured Creditors' Claims.

        There is no requirement under Canadian securities laws for holders of debt securities to report their holdings to the Company. Accordingly, the above table may not be accurate or complete.

Affected Creditors' Claims

Proofs of Claim

        Affected Creditors (other than Noteholders) who wish to vote on the Plan must complete the Proof of Claim in accordance with the instructions set out therein and in the Notice of Meeting and deliver the completed Proof of Claim with supporting documentation to the Monitor on or before 5:00 p.m. (Montreal time) on March 14, 2003. Affected Creditors (other than Noteholders) who fail to file a Proof of Claim on or prior to such time on such date are not entitled to attend or vote at the relevant Meeting.

        Noteholders are not required to submit Proof(s) of Claim in respect of the Notes. Noteholders who wish to vote on the Plan must complete the proxy in accordance with the instructions set out therein and deliver the completed proxy with supporting documentation to the Monitor on or before 5:00 p.m. (Montreal time) on March 14, 2003.

        The Proofs of Claim of the Senior Lenders will be filed by the Administrative Agent on behalf of the Senior Lenders.

Assignment of Claims

        If an Affected Creditor who has a Voting Claim transferred or transfers its Claim after the Record Date and (i) the transferee delivers evidence of its ownership of all of such Claim and a written request to the Monitor, no later than five (5) days prior to the relevant Meeting, that such transferee's name be included on the list of

Affected Creditors entitled to vote at the relevant Meeting, then such transferee shall be entitled to attend and, upon delivering a completed proxy if otherwise required herein, vote the transferor's Voting Claim at such Meeting, in lieu of the transferor; or (ii) in the case of Senior Lenders, if such transferee appears on a list of updated Senior Lenders as of March 10, 2003 delivered to the Monitor by the Administrative Agent no later than five (5) days prior to the Meeting of Secured Creditors, then such transferee shall be entitled to attend and vote a Voting Claim equal in value to the amount of the Claim shown on the updated list.

Release of Claims

        Effective on the Effective Date, the Filing Entities shall be released from the Claims of all Secured Creditors and Affected Unsecured Creditors as provided in the Plan. The Claims of Unaffected Creditors shall not be compromised and shall be unaffected by the Plan.

Acceptance, Revision or Rejection of Claims

        Each Proof of Claim submitted and the Global Proof of Claim will be examined by representatives of the relevant Filing Entity with the assistance of the Monitor and will be accepted or disputed by the Monitor for voting and distribution purposes under the Plan. The Monitor shall notify each Affected Creditor where such Affected Creditor's Claim has been disputed and the reasons therefor by delivery of a notice in accordance with the Initial Order and the Plan.

        The Filing Entities have accepted as of the Record Date (i) aggregate Claims of the Secured Creditors under the Credit Agreement and the Hedging Agreements in the aggregate amount of $590,752,622 and (ii) aggregate Claims (in principal or accreted amount, as the case may be) of the Noteholders in the amount of $1,494,068,082.

Solicitation of Proxies

        This Circular is furnished in connection with the solicitation of proxies by and on behalf of the Filing Entities for use at the Meetings. The solicitation will be primarily by mail and the cost of such solicitation will be borne by the Filing Entities as a cost of proceedings pursuant to the CCAA. Instruments of proxy are relevant for voting purposes only and the completion and delivery of an instrument of proxy by a Creditor will not affect any distribution proposed to be made to such Affected Creditor under the Plan, if implemented.

Appointment of Proxy Holders and Revocation and Voting of Proxies

Appointment of Proxy Holders

        Each Affected Creditor entitled to vote at a Meeting may vote at the Meeting in person or by proxy. The proxy instrument must be in writing and executed by the appointer or the appointer's attorney duly authorized in writing or, if the appointer is not an individual, by an officer or attorney thereof duly authorized.

        The forms of proxy accompanying this Circular are to be used in connection with the Meetings. Such forms of proxy confer discretionary authority upon the individuals named therein with respect to amendments or variations to matters identified in the relevant Notice of Meeting and with respect to other matters which may properly come before a Meeting.

        It should be noted that there are three (3) separate forms of proxy: one printed on green colour paper to be completed by or on behalf of Secured Creditors, one printed on blue colour paper to be completed by or on behalf of Affected Unsecured Creditors other than Noteholders and one printed on pink paper to be completed by or on behalf of Noteholders in respect of the Notes.

        Each Affected Creditor entitled to vote at a Meeting has the right to appoint an individual (who need not be otherwise entitled to vote) to represent the appointer at the relevant Meeting. The individual or individuals named in the accompanying instruments of proxy are, (i) in the case of the Secured Creditors, a representative of the Administrative Agent, (ii) in the case of the Affected Unsecured Creditors (other than Noteholders), a representative of the Monitor and, (iii) in the case of the Noteholders, a representative of the Monitor or of Goodmans LLP, legal counsel to the AHB Committee. An Affected Creditor wishing to appoint an individual, other than the individuals named in the accompanying instruments of proxy, may do so by inserting another individual's name in the blank space provided on the applicable instrument of proxy or by completing another form of proxy.

        Noteholders whose Notes are held in "nominee" names will be provided with voting instructions by their nominee along with a form of proxy already validated by such nominee. Therefore, Noteholders should have received this Circular from their nominee, together with the voting instructions and a Noteholders' proxy signed by the nominee. It is important that beneficial owners of Notes complete the form of Noteholders' proxy printed on pink colour paper provided to them by their nominees. If a beneficial owner of Notes wishes to vote in person at the Meeting, the beneficial owner must insert its own name in the space provided on the form of proxy sent to the beneficial owner by its nominee.

        In any case, in order to be acted on at the relevant Meeting, duly completed forms of proxy must be deposited with the Monitor at P.O. Box 4500, Station "B", Montreal, Québec H3B 5J3 (facsimile number (514) 395-4933) prior to 5:00 p.m. (Montreal time) on March 14, 2003.

Revocation of Proxies

        In addition to any other manner permitted by law, a proxy may be revoked by an instrument in writing executed by the appointer or his attorney duly authorized in writing or, in the case of an Affected Creditor who is not an individual, by an instrument in writing executed by a duly authorized officer or attorney thereof, and delivered to the Monitor prior to the commencement of the relevant Meeting.

Voting of Proxies

        If an Affected Creditor specifies a choice with respect to the approval of the Plan, the proxy will be voted on any ballot in accordance with the specification so made. In the absence of such specification, the proxy will be voted FOR the approval of the Plan.

        The accompanying instruments of proxy confer discretionary authority on the individuals designated therein with respect to amendments or variations of matters identified in the relevant Notice of Meeting and other matters that may properly come before the Meetings. At the date of this Circular, the Filing Entities know of no such amendments, variations or other matters to come before either of the Meetings.

Residency Declaration

        Prior to the Meetings, each Secured Creditor shall have duly completed, executed and delivered to the Monitor a declaration in the form provided in the Plan whereby such Secured Creditor shall certify whether it is a Canadian or a non-Canadian. A Secured Creditor which fails to provide a duly completed declaration shall be deemed, for all purposes under the Plan, to be a non-Canadian. A Secured Creditor shall provide a new or updated Residency Declaration forthwith in the event of any change in the information provided in any Residency Declaration previously provided by it and a transferee of a Claim shall provide a Residency Declaration forthwith in the event of any transfer of a Claim. A Senior Lender may deliver its Residency Declaration to the Administrative Agent, who shall forward it to the Monitor.

        Affected Unsecured Creditors that are Canadian and wish to receive Voting Shares of New Microcell, should deliver, or cause their broker or nominee to deliver, a duly completed and executed Residency Declaration to New Microcell's transfer agent and the Monitor.

Distributions under the Plan

Election for Distribution of Units

        Pursuant to the Plan, if the Advance Tax Ruling is not obtained prior to the First Reorganization Date regarding the qualification of First Preferred Shares and Second Preferred Shares as Distress Preferred Shares and the Administrative Agent, on behalf of the Senior Lenders, delivers an election to receive First Units and Second Units on the Effective Date in lieu of First Preferred Shares and Second Preferred Shares, First Units

and Second Units will be issued by New Microcell as distributions under the Plan to all Affected Creditors that would have otherwise received First Preferred Shares and Second Preferred Shares, respectively.

Valuation of Claims and Interest for Distribution Purposes

        The Claim of an Affected Creditor (other than a Noteholder) for distribution purposes shall be equal to the amount evidenced in the applicable Proof of Claim plus, in the case of Secured Creditors, any interest applicable to such amount (other than default interest), if any, from the date of the Proof of Claim up to the Effective Date.

        The Claim of a Noteholder for distribution purposes shall be determined as follows:

  (a)
  with respect to the 2006 Notes and the 2007 Notes, the principal amount thereof plus accrued and unpaid interest (other than default interest, if any) up to and including the Effective Date; and

  (b)
  with respect to the 2009 Notes, the Accreted Amount thereof on the Effective Date.

        If a Secured Creditor's or Affected Unsecured Creditor's Claim is denominated in a currency other than Canadian dollars, the Claim will be converted into Canadian dollars using the noon spot rate of exchange quoted by the Bank of Canada for exchanging such currency into Canadian dollars on the third Business Day before the First Reorganization Date.

Claims Bar Date

        If an Affected Creditor (other than a Senior Lender or a Noteholder) fails to file its Proof of Claim prior to the Claims Bar Date, that Affected Creditor is barred from receiving a distribution, and the Filing Entities shall be released from the Claims of such Affected Creditor. If a Noteholder (or DTC or CDS in respect of such Noteholder, as the case may be) fails to surrender its Notes within 180 days after the Effective Date, such Secured Creditor or Noteholder, as the case may be, shall be barred from receiving a distribution under the Plan, and the Filing Entities shall be released from the Claims of such Secured Creditor or Noteholder, as the case may be.

Disputed Distribution Claims

        Where a Claim is disputed for distribution purposes by the Filing Entities and that dispute is not resolved in accordance with the Initial Order prior to the Effective Date, the Filing Entities will maintain the status quo with respect to such Affected Creditor until the disputed distribution Claim is resolved, but this Plan will otherwise continue with respect to all other Affected Creditors and in particular, but without restriction, this Plan will, at the sole discretion of the Filing Entities, be implemented in relation to the Claims in existence as at the Effective Date. The fact that a Proof of Claim is accepted for voting purposes will not preclude the Filing Entities from disputing the Proof of Claim for distribution purposes. Distributions in relation to any disputed Distribution Claim in existence at the Effective Date will be held in reserve pending final adjudication of the dispute and not distributed until such Claim is finally resolved; provided that no such pending distributions shall delay distributions in respect of any other Claims.

        Should there be a dispute as to the amount of Notes a beneficial owner holds, the Monitor will request the participant(s) of such Noteholder, who maintains the book entry evidencing the beneficial owner's ownership of the Notes, to confirm with the Monitor the information provided by the beneficial owner. A beneficial owner's final Claim for distribution will be determined in this manner and there will be no dispute mechanism beyond this, unless the beneficial owner obtains leave from the Court.

TIMING FOR PLAN TO BECOME EFFECTIVE

        The following sets forth certain events and dates in the timeline to emergence by the Company from its CCAA process:

  •
     January 3, 2003: $_$_DATA_CELL,3,2,1 Grant of Initial Order $_$_DATA_CELL,4,1,1

  •
     January 16, 2003: $_$_DATA_CELL,4,2,1 Record Date $_$_DATA_CELL,5,1,1

  •
     January 31, 2003: $_$_DATA_CELL,5,2,1 Grant of extension of Initial Order to March 31, 2003 $_$_DATA_CELL,6,1,1

  •
     Week of February 17, 2003: $_$_DATA_CELL,6,2,1 Filing of the Plan with the Court and mailing of the Circular and related materials to Affected Creditors and shareholders $_$_DATA_CELL,7,1,1

  •
     March 14, 2003: $_$_DATA_CELL,7,2,1 Deadline for filing completed Proofs of Claim and proxies for voting purposes $_$_DATA_CELL,8,1,1

  •
     March 17, 2003: $_$_DATA_CELL,8,2,1 Meetings of Affected Creditors $_$_DATA_CELL,9,1,1

  •
     March 18, 2003,
  9:15 a.m. (Montreal time): $_$_DATA_CELL,9,2,1

  Court hearing in respect of Sanction Order $_$_DATA_CELL,10,1,1

  •
     March 28, 2003: $_$_DATA_CELL,10,2,1 Deadline for filing completed Proofs of Claim with Monitor (other than for Senior Lenders and Noteholders) for distribution purposes $_$_DATA_CELL,11,1,1

  •
     April, 2003: $_$_DATA_CELL,11,2,1 Targeted date for Effective Date. $_$_DATA_CELL,12,1,1

DESCRIPTION OF EXISTING FINANCING ARRANGEMENTS

Senior Secured Facilities

        The Existing Credit Facilities currently consist of senior secured term loans as follows:

    Tranche A — Term loan of $151,200,000, bearing interest at the prime rate plus 1.5% or bankers' acceptance rate plus 2.5%, payable in quarterly installments starting in June 2002 and maturing in December 2005.

    Tranche B — Term loan of U.S.$50,923,411, bearing interest at the U.S. base rate plus 2% or the U.S. LIBOR rate plus 3%, payable in quarterly installments starting in June 2002 and maturing in March 2006.

    Tranche C — Term loan of $18,800,000 bearing interest at the prime rate plus 1.5% or Eurocanadian plus 2.5%, payable in quarterly installments starting in June 2002 and maturing in December 2005.

    Tranche D — Term loan of $34,200,000, bearing interest at the prime rate plus 1.5% or Eurocanadian plus 2.5%, payable in quarterly installments starting in September 2002 and maturing in December 2005.

    Tranche E — Term loan of U.S.$136,906,746, bearing interest at the U.S. base rate plus 2.25% or the U.S. LIBOR rate plus 3.25%, payable in quarterly installments starting in June 2002 and maturing in March 2006.

    Tranche F — Term loan of U.S.$62,920,783 bearing interest at the U.S. base rate plus 2.5% or the LIBOR rate plus 3.5%, payable in quarterly installments starting in March 2003 and maturing in February 2007.

Hedging Agreements

        The Company entered into the Hedging Agreements with the Hedge Counterparties for the purpose of hedging foreign currency notes; all Hedging Agreements have been terminated, resulting in Claims of the Hedge Counterparties. See "Valuation of Claims and Interest for Voting Purposes".

Notes

        The Notes consist of three series:

  2006 Notes

  Series B Senior Discount Notes due 2006 — The unsecured Senior Discount Notes due 2006 consist of 417,973 Units, each Unit consisting of U.S.$1,000 at maturity, 14% Series B Senior Discount Notes due on June 1, 2006.

  2007 Notes

  Series A and Series B Senior Discount Notes due 2007 — The unsecured Senior Discount Notes due 2007 consist of $429,443,000, 11 1/8% Series A and B Senior Discount Notes due on October 15, 2007.

  2009 Notes

  Series B Senior Discount Notes due 2009 — The unsecured Senior Discount Notes due 2009 consist of U.S.$270,000,000, 12% Series B Senior Discount Notes due on June 1, 2009.

THE PLAN

Background of the Plan

        From the time it launched commercial PCS service in 1996, Microcell's goal was to become a leading Canadian wireless communications company. To achieve this goal, an ambitious growth strategy was pursued in order to establish the Fido brand for its retail wireless services and to deploy a national, state-of-the-art digital GSM voice and data-capable network. By establishing this foundation, the Company was able to aggressively acquire subscribers and set the pace for the progress of wireless communications in Canada through developing a wide range of products and services. To finance these activities, Microcell raised over $1.0 billion in debt and equity capital between 1996 and 1998. The Company's business plan was then based on the expectation that it could capture a significant market share of the emerging PCS market by positioning itself as a preferred means of access to wireless for Canadian consumers. The Company was more successful than anticipated in acquiring customers during this time, which led to a heightened level of competitive activity, resulting in intense price-based competition for both wireless devices and services. As a result of these factors, the Company raised approximately $800 million in 1999 and 2000 to finance higher than expected subscriber growth and handset subsidization, as well as to fund further network upgrades and capacity expansion. Having raised this additional amount, the Company expected that the revenues generated from its PCS operations would result in significant operating cash flow to finance debt service requirements and to support future customer acquisition and capital expenditure programs. However, during this time, improving ARPU and COA was a challenge due to competitors' actions, which included selling deeply discounted handsets, providing off-peak pricing and bundling free weekend and evening airtime, as well as other value-added calling features and long-distance, with their basic service packages. These contributed to a decrease in the Canadian wireless industry's ARPU since 1997. Moreover, as the penetration rate of wireless service in Canada increased, the mass-market retail consumer began to account for a higher proportion of new subscriber additions. Many of the newest customers are from the youth and young adult market segment, who typically choose a prepaid method of payment, which generates a lower ARPU. Although the Company has been successful in growing its absolute revenue, it has not been able to do so in a sufficiently profitable way to finance the aggregate of its growing debt service requirements and capital expenditures.

        Due to such competitive wireless market pressures, and the consequent weakening of operating fundamentals, the Company's strategic business plan required additional funding. Exacerbating this situation, however, was the worst economic and financial environment experienced by the telecommunications industry in recent memory. In part, because of the Company's highly leveraged financial position, the capital markets were unwilling to lend Microcell additional debt at a reasonable cost. With no clear financing options available, the Company's share price fell significantly. The price decline further limited the Company's options. As a result, during the fall of 2001, the Company focused its efforts on raising cash through a rights offering and related private placements. The success of these transactions allowed the Company to secure an additional $100 million in bank term loan commitments at the beginning of 2002.

        Since that time, the Company's operating performance has not met business plan expectations. Demand for Microcell's wireless services has slowed, due, in part, to challenging economic conditions, resulting in a reduced number of new subscriber additions. Customer churn increased notably due, among other things, to competitive handset and service offers, as well as to higher Company-initiated churn to disconnect non-paying and credit-challenged customers. More significantly, however, data-related revenues have not materialized due to delays in device availability and a lack of consumer-oriented applications resulting from a slowdown in service development brought about by the collapse of the technology capital market. Despite the Company's efforts to tightly manage its costs, operating cash flow has not grown sufficiently to cover interest charges, debt capital repayment, and to fund on-going network enhancement and capacity improvement.

        Given this context, the Company's operations cannot support its current financial structure. Of the $2.4 billion of capital raised by the Company since 1996, approximately $1.3 billion was borrowed through the issuance of notes in the high yield market and through bank borrowings. By January 31, 2003, with the accretion on the Notes and the weakening of the Canadian dollar, Microcell's liability in respect of the Notes and Existing Credit Facilities amounted to approximately $2.0 billion.

Recent Developments

        With approximately $2.0 billion of debt as at January 31, 2003, and the cash required to service this debt, Microcell is at a competitive disadvantage in the Canadian wireless communications market.

        At the time of the release of its second quarter 2002 results on August 9, 2002, which included financial information as of June 30, 2002, Microcell had announced that there was significant uncertainty regarding its ability to continue as a going concern, such ability being dependent, among other factors, on Microcell's ability to reduce its financing costs and improve its liquidities and operating performance. Microcell also announced that it had retained the services of Rothschild as financial advisor and Stikeman Elliott LLP as legal advisor, and formed the Special Committee composed of independent directors with a view of evaluating various strategic options in the circumstances. In light of the going concern uncertainty, the mandate of the Special Committee was to review and evaluate the alternatives of Microcell with a view to reducing its financing costs and improving its liquidity. To that end, the Special Committee obtained the advice and recommendations of Rothschild and Stikeman Elliott LLP.

        As part of the Special Committee's mandate to evaluate strategic alternatives for recommendation to the Board, Microcell, with the guidance and assistance of Rothschild, contacted various strategic and financial investors which had been identified as possible participants in a recapitalization of Microcell. Concurrently therewith, Microcell and its advisors entered into discussions with a Steering Committee of secured creditors as well as the AHB Committee relative to the recapitalization of the balance sheet of Microcell. The Plan evolved from such discussions as a means by which the Company could complete a recapitalization in a consensual process.

        On January 3, 2003, Microcell announced that it had received signed commitments from certain of its Senior Lenders and Noteholders, representing approximately 75% and 55% respectively of the estimated aggregate Voting Claims that may be represented at the Secured Creditors' Meeting and the Affected Unsecured Creditors' Meeting. In view of its then current and anticipated financial position of Microcell, the status of its discussions with financial and strategic investors, the non-payment of U.S.$29.3 million of interest due on the 2006 Notes in December 2002 and the options available to Microcell in the circumstances, Microcell elected to restructure its operations under CCAA protection and the Filing Entities (other than Masq) filed for and received protection under the CCAA on January 3, 2003 in the form of the Initial Order. The nature of the restructuring contemplated by Microcell is reflected in the Plan.

Court Orders

        On January 3, 2003, an application pursuant to the CCAA was made to the Court by the Filing Entities (other than Masq) and the Initial Order was granted by the Court pending the filing of the Plan. The Initial Order imposed a general stay of proceedings against the Filing Entities (other than Masq) for a period of 30 days from the date thereof and provided for the appointment of the Monitor.

        On January 31, 2003, the Filing Entities obtained from the Court an extension to March 31, 2003 of the stay of proceedings granted pursuant to the Initial Order. The Filing entities may, if necessary, request additional extensions.

Recent Material Changes

        At various times between October 2002 and December 2002, Microcell held discussions with certain members of the AHB Committee and its advisors with respect to the recapitalization of the Company's capital structure. Such discussions were subject to the terms of confidentiality agreements. Such confidentiality agreements required the Company to disclose to the public that which, in its reasonable judgment, constituted a summary of previously confidential and material non-public information.

        On January 6, 2003, the Company filed a material change report to disclose a summary of such previously confidential and material non-public information in accordance with its obligations under such confidentiality agreements. A copy of such material change report is attached hereto as Appendix "H".

Business Strategy

        In order to strengthen its competitive position in the Canadian wireless industry, the Company underwent a thorough revision of its business plan in response to difficult financial market conditions and certain operating realities, primarily the slower-than-expected emergence and adoption of data-related services, and the competitive and operating challenges faced by the Company to acquire and support business accounts. Accordingly, the Company adjusted its strategic direction to focus primarily on core PCS voice operations within the retail consumer and individual business users market segments. In order to position its wireless service as a preferred means of communication for the mass market, the Company designed its postpaid service marketing strategy based on specific product attributes, such as big-minute bundles, per-second billing, no contract, worldwide roaming and competitive long-distance rates, while its prepaid service marketing strategy is centred on product features such as flexibility, spending control, simple, convenient and mobile replenishment, and postpaid-type rates per-minute pricing and bundled value-added services. This market positioning should enable New Microcell to acquire its fair share of new subscribers and to maximize its cash flow through focusing on certain higher-growth market segments and leveraging existing network infrastructure to offer enhanced voice and certain SMS-based data services.

        Some key elements of the proposed business strategy of New Microcell, already or in the process of being implemented, include the following:

  (i)
  scale back activities not related to the retail consumer and individual business users market segments;

  (ii)
  allocate resources primarily to PCS activities with a high impact on the customer base; the allocation of resources to non-PCS operations will be kept to a minimum, unless these activities can be self-financed;

  (iii)
  target mass-market retail consumer segments with the highest growth potential, such as the youth, young adult and urban professional markets, as well as individual/business users/small office/home office business users located in major metropolitan areas using direct-to-consumer distribution channels, including corporate-owned stores, third-party retailers, and a direct sales force;

  (iv)
  offer simple, affordable and relevant PCS products, services and devices that meet the everyday personal and business needs of customers, while minimizing operating costs;

  (v)
  decrease the emphasis on data by adopting a "fast-follower" approach to reduce the costs and business risks associated with new product and service development;

  (vi)
  leverage the existing customer base by offering a variety of enhanced value-added voice-related and SMS-based data services to encourage incremental usage and to maintain current levels of ARPU;

  (vii)
  provide a superior level of customer service, invest in customer retention programs, and ensure customers are matched to the right payment method to optimize satisfaction and foster loyalty;

  (viii)
  focus network improvements primarily on capacity and maintenance, rather than footprint expansion;

  (ix)
  increase network capacity on a timely basis to support customer growth requirements and enhance existing network coverage through improvements to signal strength in markets already being served; and

  (x)
  discontinue active solicitation of wholesale business, while continuing to support existing third-party service providers and consider wholesale proposals.

        As New Microcell's business strategy follows largely on the business strategy developed previously by Microcell, reference should be made to the sections relating to the Company's business strategy. See "Historical Information about the Filing Entities and the Business — Business Strategy".

Development and Description of the Plan

        This description of the Plan in this Circular is a summary only and is provided for the convenience of Affected Creditors. The governing document is the Plan, which is attached as Appendix "B" of this Circular. The Plan is the result of an extensive review, by and among the Board, the Special Committee, the management of Microcell and the financial and legal advisors to Microcell, of the available alternatives to address Microcell's deteriorating financial condition and to realize the value inherent in its assets for the benefit of all of its stakeholders.

        These efforts also involved negotiations of key terms of the Plan with various key parties, including the Steering Committee and the AHB Committee.

Purpose of the Plan

        As previously detailed in this Circular, the Filing Entities face significant uncertainty regarding their abilities to continue as a going concern. See "The Plan — Recent Developments".

        In light of these concerns, the Filing Entities are exposed to possible creditor action, which may, absent a restructuring or recapitalization, result in a forced sale or liquidation of their assets through bankruptcy, exercise of creditors' rights or receivership proceedings.

        The purpose of the Plan includes the recapitalization of the Filing Entities so as to allow New Microcell to emerge from the CCAA proceedings with a recapitalized balance sheet, to help it realize the values inherent in its assets and to help it continue as a going concern. The Plan has been designed to maximize recovery for Affected Creditors under the circumstances.

Capital Reorganization

        The Plan contemplates a series of steps leading to the overall capital reorganization of the Filing Entities through the creation of New Microcell; these steps include the transactions described below.

        On or prior to the First Reorganization Date, the following transactions shall be consummated and become effective in the order set forth below:

  (a)
  New Microcell is incorporated under the CBCA having an authorized share capital consisting of an unlimited number of First Preferred Shares (issuable in voting and non-voting series), Second Preferred Shares (issuable in voting and non-voting series) and Class A Restricted Voting Shares and Class B Non-Voting Shares;

  (b)
  Subco is incorporated under the CBCA;

  (c)
  Subco 2 is incorporated under the CBCA;

  (d)
  Microcell transfers to Subco the Intercompany Receivables in consideration for the issuance of 100 common shares in the capital of Subco;

  (e)
  Microcell, Connexions, Solutions, Microcell Capital and Microcell Labs transfer to Subco 2 the Inukshuk Receivables in consideration for the issuance of preferred shares in the capital of Subco 2, Microcell, Connexions, Solutions, Microcell Capital and Microcell Labs to receive their pro rata allocation, in each case, in the form of shares of a separate class of preferred shares in the capital of Subco 2; and

  (f)
  Microcell transfers to Connexions on a tax-free rollover basis any or all of its assets other than its investments in any of the Filing Entities, as designated by Microcell on or before the First Reorganization Date, in consideration for the issuance of shares in the capital of Connexions.

        On the Business Day immediately following the First Reorganization Date or as otherwise set forth in the Plan, the following transactions shall be consummated and become effective in the following order (or such other order as may be agreed between the Filing Entities and legal counsel to each of the Steering Committee and the AHB Committee):

  (a)
  the First Articles of Arrangement approved by the Court as part of the Sanction Order are filed pursuant to the CBCA, resulting in the creation of Amalco, upon which the indebtedness represented by the Intercompany Receivables shall be extinguished and the Intercompany Receivables cancelled; provided however that this step may, if the Filing Entities, and legal counsel to each of the Steering Committee and the AHB Committee agree, be carried out as the step immediately before the step of the transactions to be completed pursuant to paragraph (e) above;

  (b)
  the Second Articles of Arrangement approved by the Court as part of the Sanction Order are filed pursuant to the CBCA, upon which the indebtedness represented by the Inukshuk Receivables shall be extinguished and the Inukshuk Receivables cancelled; provided, however, that this step may, if the Filing Entities, and legal counsel for each of the Steering Committee and the AHB Committee agree, be carried out as the last step of the transactions to be completed on the First Reorganization Date;

  (c)
  the Articles of Reorganization, approved by the Court as part of the Sanction Order, are filed pursuant to the CBCA;

  (d)
  New Microcell subscribes for, and Microcell issues to New Microcell, new non-redeemable common shares in the capital of Microcell, the subscription price therefor being payable by way of a nominal cash consideration and delivery by New Microcell of an undertaking to issue: (i) to the holders of Current Shareholdings, the New Securities that they are entitled to receive under the Plan upon the redemption by Microcell of all of its issued and outstanding shares (other than the new non-redeemable common shares) and (ii) to the Affected Unsecured Creditors, the New Securities that they are entitled to receive under the Plan;

  (e)
  Microcell redeems all of its issued and outstanding shares (other than the new non-redeemable common shares) in consideration for the New Securities to be issued to the holders of Current Shareholdings under the Plan;

  (f)
  all issued and outstanding options or other rights to acquire shares of any of the Filing Entities (including, for greater certainty, pursuant to any shareholders agreement, the articles of incorporation of Microcell, as amended, the Existing Stock Option Plan, the i5 Stock Option Plans and the existing key employee retention plan of Microcell) are cancelled without payment of any consideration, as approved by the Court as part of the Sanction Order;

  (g)
  the New Credit Facility in respect of Tranche B Debt (and all related New Security Documents) is created;

  (h)
  the New Credit Facility in respect of the Tranche C Notes (and all related New Security Documents) is created;

  (i)
  the Restructured Debt is issued to the Secured Creditors by Amalco as distributions under the Plan, in satisfaction of a corresponding amount of Secured Creditor Claims;

  (j)
  New Microcell acquires the balance of the Secured Creditor Claims and, in exchange, issues a corresponding amount of First Instruments and Second Instruments to the Secured Creditors as distributions under the Plan, and the indebtedness of Amalco to New Microcell resulting from such transactions is converted into preferred shares of Amalco;

  (k)
  New Microcell issues the New Securities to be distributed to the Affected Unsecured Creditors in satisfaction of its undertaking referred to in paragraph (d) as distributions under the Plan;

  (l)
  New Microcell issues the New Securities to the holders of Current Shareholdings as consideration for the redemption of shares pursuant to paragraph (e) above;

  (m)
  any remaining commitments or obligations under the Credit Agreement and the Hedging Agreements are terminated and cancelled;

  (n)
  each of the New Rights Plan, the New Stock Option Plan and the Stock Purchase Plan becomes effective; and

  (o)
  the Board is replaced by the board of directors designated by the Sanction Order, and the members of such board of directors also become the members of the New Board.

        As part of the transactions contemplated by the Plan, Microcell and New Microcell will change their corporate names.

        Microcell will likely be wound-up into New Microcell following the Effective Date.

        See "Distributions under the Plan".

Subsidiaries of New Microcell

        Immediately after giving effect to the Plan, each of Amalco and Inukshuk would be directly or indirectly wholly-owned by New Microcell.

(1)
Following implementation of the Plan, Microcell will likely be wound up into New Microcell.

(2)
Following the amalgamation of Subco, Connexions, Solutions, Microcell Labs, Microcell Capital, Microcell i5 and Masq pursuant to the Plan.

(3)
Following the amalgamation of Subco 2 and Inukshuk. Following implementation of the Plan, it is expected that the shares of Inukshuk held by Microcell will be transferred to Amalco in consideration for shares of Amalco.

Distributions under the Plan

        The Plan contemplates distributions to Secured Creditors, Affected Unsecured Creditors and holders of Current Shareholdings. By way of examples only, the tables below set forth the consideration available for distribution under the Plan assuming that the Effective Date occurs on March 31, 2003 and April 30, 2003 respectively.

        Assuming that the Effective Date occurs on March 31, 2003, that the issue price of the New Instruments is $15 per instrument and that no New Securities are converted or exercised, as the case may be, the consideration available for distribution under the Plan would be allocated as follows:

	Value of Claims(1)		Tranche B Debt	Tranche C Debt Election	First Instruments	Second Instruments	Class A Restricted Voting Shares or Class B Non-Voting Shares	2005 Warrants(2)	2008 Warrants(3)
	All amounts ($ or otherwise) expressed in thousands.
Secured Creditors:
Amount	$597,927		$300,000	$50,000	$176,500	$71,427	—	—	—
Number of New Securities					11,767	4,762

Affected Unsecured Creditors			—	—	—
Amount	$1,530,477	(4)				$71,427	$44,880
Number of New Securities						4,762	2,992	1,430	2,383

Current shareholders	—		—	—	—	—
Amount							$365
Number of New Securities							24	2,860	4,766

(1)
All dollars expressed in Canadian currency converting U.S. dollar denominated Claims at the rate of Cdn.$1.5363/U.S.$1.00. For distribution purposes under the Plan, Claims will be converted (if applicable) using the noon spot rate of exchange quoted by the Bank of Canada for exchanging the applicable currency on the third Business Day prior to the First Reorganization Date.
(2)
In these circumstances, the exercise price of the 2005 Warrants would be approximately $18.51.
(3)
In these circumstances, the exercise price of the 2008 Warrants would be approximately $19.23.
(4)
This amount assumes no Affected Unsecured Credits other than Noteholders.

        Assuming that the Effective Date occurs on April 30, 2003, that the issue price of the New Instruments is $15 per instrument and that no New Securities are converted or exercised, as the case may be, the consideration available for distribution under the Plan would be allocated as follows:

	Value of Claims(1)		Tranche B Debt	Tranche C Debt Election	First Instruments	Second Instruments	Class A Restricted Voting Shares or Class B Non-Voting Shares	2005 Warrants(3)	2008 Warrants(4)
	All amounts ($ or otherwise) expressed in thousands.
Secured Creditors:
Amount	$600,917		$300,000	$50,000	$176,500	$74,417	—	—	—
Number of New Securities					11,767	4,961

Affected Unsecured Creditors			—	—	—
Amount	$1,545,237	(4)				$74,417	$43,293
Number of New Securities						4,961	2,886	1,447	2,412

Current shareholders	—		—	—	—	—
Amount							$369
Number of New Securities							25	2,894	4,824

(1)
All dollars expressed in Canadian currency converting U.S. dollar denominated Claims at the rate of Cdn.$1.5363/U.S.$1.00. For distribution purposes under the Plan, Claims will be converted (if applicable) using the noon spot rate of exchange quoted by the Bank of Canada for exchanging the applicable currency on the third Business Day prior to the First Reorganization Date.
(2)
In these circumstances, the exercise price of the 2005 Warrants would be approximately $18.29.
(3)
In these circumstances, the exercise price of the 2008 Warrants would be approximately $19.00.
(4)
This amount assumes no Affected Unsecured Creditors other than Noteholders.

Secured Creditors

        Secured Creditors will receive Tranche B Debt, First Instruments and Second Instruments and in the case of Secured Creditors that are Tranche C Electing Secured Creditors, Tranche C Notes. Each Secured Creditor will receive (i) its pro rata share of Tranche B Debt, (ii) in the case of a Tranche C Electing Secured Creditor only, up to its pro rata share of Tranche C Notes if there is sufficient Tranche C Notes to satisfy all Tranche C Electing Secured Creditors, otherwise Tranche C Notes shall be allocated pro rata among the Tranche C Electing Secured Creditors and (iii) its pro rata share of First Instruments and Second Instruments adjusted for any Tranche C Debt it receives.

Affected Unsecured Creditors

        Affected Unsecured Creditors will receive Class B Non-Voting Shares, Second Non-Voting Instruments and 33 1/3% of the aggregate number of each of the Warrants. Each Affected Unsecured Creditor will receive a number of securities of each class pro rata to the value of its Distribution Claims over the aggregate value of the Distribution Claims of the Affected Unsecured Creditors.

        Should any Affected Unsecured Creditor provide a residency declaration to the effect that it is Canadian before the Effective Date, such Affected Unsecured Creditor shall receive Class A Restricted Voting Shares and Second Voting Instruments in lieu of Class B Non-Voting Shares and Second Non-Voting Instruments, respectively.

Shareholders of Microcell

        Holders of Current Shareholdings immediately prior to the Effective Date will receive (i) Class A Restricted Voting Shares or Class B Non-Voting Shares, as the case may be, representing in the aggregate 0.1% of the equity of New Microcell (on a fully diluted basis assuming full conversion of the First Instruments and Second Instruments, before giving effect to the Warrants and to options under the New Stock Option Plan and equity issuances under the Stock Purchase Plan) and (ii) 66 2/3% of the aggregate number of each of the Warrants, pro rata based on the Current Shareholdings of each shareholder.

        Based upon the assumptions set out in the tables under the heading "Distributions under the Plan", holders of Current Shareholdings will receive one (1) Class A Restricted Voting Share or one (1) Class B Non-Voting Share in the share capital of New Microcell in exchange for almost 10,000 shares in the share capital of Microcell. No fractional Class A Restricted Voting Shares or Class B Non-Voting Shares would be issued as a result of such exchange. Where an exchange would result in less than one (1) share being otherwise issuable, no share shall be issued and the Current Shareholdings of the applicable holder shall be cancelled.

Allocation of Equity

        The New Instruments will be allocated so that immediately following issuance the equity of New Microcell will be held as follows (calculated as if all of the First Instruments and Second Instruments outstanding on the Effective Date had been converted into Class A Restricted Voting Shares or Class B Non-Voting Shares, as the case may be, but before the exercise of options pursuant to the New Stock Option Plan and the issuance of shares under the Stock Purchase Plan, and assuming no exercise of Warrants):

  (i)
  68% by Secured Creditors in the form of First Instruments and Second Instruments:
  (ii)
  31.9% by Affected Unsecured Creditors in the form of Second Instruments, Class A Restricted Voting Shares (if applicable) and Class B Non-Voting Shares; and
  (iii)
  0.1% by Existing Shareholders in the form of Class A Restricted Voting Shares and Class B Non-Voting Shares.

Allocations to Canadians and non-Canadians

        First Voting Instruments and Second Voting Instruments will be allocated on the basis of the Residency Declarations provided by the Secured Creditors.

        Subject to New Microcell's ability to issue up to 30,000 Class A Restricted Voting Shares to Affected Unsecured Creditors as set out below, Non-Canadian Secured Creditors will initially receive, assuming no conversion of First Instruments or Second Instruments:

  (i)
  33 1/3% of the total number of outstanding First Voting Instruments and Second Voting Instruments pro rata based on the amount of each non-Canadian Secured Creditor's distribution Claim minus the amount of Tranche B Debt and Tranche C Notes, if any, distributed to such non-Canadian Secured Creditor; and
  (ii)
  the remainder of their entitlements pursuant to the Plan, in the form of First Non-Voting Instruments and Second Non-Voting Instruments.

        Canadian Secured Creditors will receive their pro rata shares of the remaining 66 2/3% of the total number of outstanding First Voting Instruments and Second Voting Instruments, based on the amount of each Secured Creditor's distribution Claim minus the amount of Tranche B Debt and Tranche C Notes, if any, distributed to such Secured Creditors respectively.

        If following the distribution and the issuance of shares pursuant to the Plan, there would be less than 300 holders of at least 100 Class A Restricted Voting Shares each, New Microcell may, in its sole discretion, issue and deliver on the Effective Date lots of 100 Class A Restricted Voting Shares each to up to 300 Affected Unsecured Creditors in lieu of lots of 100 Class B Non-Voting Shares, in order that following such distribution and issuance of shares there are a greater number (up to 300) of holders of lots of 100 Class A Restricted Voting Shares each.

        To the extent this distribution results in Non-Canadian Secured Creditors receiving fewer voting securities and more non-voting securities on the Effective Date than would otherwise be the case, the articles of New Microcell will permit a Non-Canadian Secured Creditor to convert that number of First Non-Voting Instruments to First Voting Instruments or Second Non-Voting Instruments to Second Non-Voting Instruments (as applicable) after the Effective Date, if the conversion would not contravene the Canadian Ownership and Control Provisions.

Creditors not subject to the Plan

        The Plan does not affect or compromise holders of Claims against the Filing Entities other than Secured Creditors and the Affected Unsecured Creditors.

        For greater certainty, the rights and obligations of Unaffected Creditors after the Effective Date, and the rights and obligations of the Filing Entities in respect of Unaffected Creditors after the Effective Date, (whether such rights and obligations arise under contract or otherwise) shall not be affected by the consummation of the Plan and the Unaffected Creditors will not, by reason of the consummation of the Plan, acquire more rights against the Filing Entities than the Unaffected Creditors had prior to the Filing Date.

Fractional Interest

        No fractional New Securities shall be issued pursuant to the Plan; in the event that a fractional interest in a New Security would otherwise be calculated as distributable under the Plan, the number of New Securities to be distributed shall be rounded up or down to the nearest whole number, with one-half (1/2) of a New Security being rounded upwards and no compensation shall be paid for fractional interests.

Description of Share Capital of New Microcell

        The following summary describes the rights, privileges, restrictions and conditions that will be attached to the New Securities (other than Warrants). The full text of such rights, privileges, restrictions and conditions will be set forth in the Articles of New Microcell.

        New Microcell's authorized share capital will consist of four classes of shares:

  (i)
  an unlimited number of First Preferred Shares, issuable as FPV Shares, FPNV Shares, FPV2 Shares and FPNV2 Shares;
  (ii)
  an unlimited number of Second Preferred Shares issuable as SPV Shares, SPNV Shares, SPV2 Shares and SPNV2 Shares;
  (iii)
  an unlimited number of Class A Restricted Voting Shares; and
  (iv)
  an unlimited number of Class B Non-Voting Shares.

First Preferred Shares

Issue price

        FPV Shares and FPNV Shares will be issued at $15 per share, representing $176.5 million in aggregate issue price.

Rights upon liquidation:

        Holders of First Preferred Shares shall be entitled to receive, on the winding-up, liquidation or dissolution of New Microcell and in priority to any payment or distribution in respect of shares of any other class, an amount per share equal to the FPS Redemption Price plus any declared but unpaid dividends.

Voting

        Holders of FPV Shares will be entitled to receive notice of and to attend and vote at all meetings of the shareholders of New Microcell (except meetings at which only the holders of another specified class or series of shares (other than the Class A Restricted Voting Shares or Class B Non-Voting Shares, as the case may be) are entitled to vote separately as a class or series as provided in the CBCA or in the Articles of New Microcell) and each FPV Share shall confer the right to one vote (in person or by proxy) at all such meetings. Holders of FPV Shares shall also be entitled to vote together with the Class A Restricted Voting Shares and, if applicable, the Class B Non-Voting Shares on an "as converted" basis, on any matter on which the Class A Restricted Voting Shares or Class B Non-Voting Shares, as the case may be, are entitled to vote. Except as otherwise provided in the CBCA or in the Articles of New Microcell, holders of FPNV Shares shall not be entitled to vote at any meetings of the shareholders of New Microcell, but shall otherwise enjoy the same rights, privileges and economic entitlements as are enjoyed by holders of the FPV Shares. The holders of FPNV Shares shall be entitled to receive notice of and to attend meetings of the holders of FPV Shares and Class A Restricted Voting Shares. Each FPNV Share shall confer the right to one vote (in person or by proxy) at any meeting at which the holders of FPNV Shares are entitled to vote and shall be entitled to vote on an "as converted basis" at any meeting at which the Class B Non-Voting Shares, as the case may be, are entitled to vote.

        The voting rights attached to the First Preferred Shares shall in all cases be subject to the restrictions described under the heading "The Plan — Corporate Stability Provisions".

Non-Cumulative Dividend

        The holders of FPV Shares and FPNV Shares shall be entitled to a fixed, non-cumulative preferential dividend at the rate of 9% per annum, calculated on the FPS Redemption Price (see below) from time to time and payable semi-annually in arrears in cash. All dividends declared on the First Preferred Shares shall be declared and paid at the same time, and in equal amounts, share for share, without any preference or priority of one series over the other.

Maturity

        The First Preferred Shares shall be mandatorily redeemed on the tenth (10th) anniversary of the Effective Date.

FPS Redemption Price

        For purposes hereof: (i) the FPS Redemption Price shall initially be the issue price per share thereof; and (ii) at the beginning of each semi-annual period commencing six (6) months after the Effective Date, the FPS Redemption Price shall be increased by (1) an amount equal to the Accretion Amount; less (2) the amount of any cash dividend that has been declared and paid in respect of such semi-annual period.

        In the event of any redemption or mandatory conversion of First Preferred Shares other than as at the end of a semi-annual period, there shall be added to the FPS Redemption Price an additional amount equal to: (1) the Accretion Amount, adjusted on a pro rata basis with reference to the number of days from the beginning of the then current semi-annual period to the date of such redemption or conversion; less (2) the amount of any cash dividend that has been declared and paid in respect of such period.

Redemption

        The First Preferred Shares shall be redeemable as follows:

  (i)
  in whole or in part at any time at the option of New Microcell at the then current FPS Redemption Price, payable in cash, provided however that holders of First Preferred Shares shall be given the opportunity to exercise any conversion rights prior to any such redemption;
  (ii)
  at maturity, (a) mandatorily at a price per share equal to the then current FPS Redemption Price payable in cash or (b) at New Microcell's option, if the Class A Restricted Voting Shares and the Class B Non-Voting Shares continue to be listed and posted for trading on a Recognized Exchange, mandatory conversion by the issuance of a number of Class A Restricted Voting Shares or Class B Non-Voting Shares (as the case may be) equal to the FPS Redemption Price divided by the Average Common Share Price;
  (iii)
  mandatorily prior to maturity at the then current FPS Redemption Price to the extent that New Microcell has Excess Cash Flow not previously applied. See "The Plan — Excess Cash Flow Sweep"; and
  (iv)
  at any time prior to maturity, in whole or in part, at the option of New Microcell upon payment of the then current FPS Redemption Price by issuing First Units listed on a Recognized Exchange.

        Pursuant to the Plan, if the Advance Tax Ruling is not obtained prior to the First Reorganization Date regarding the qualification of the First Preferred Shares and Second Preferred Shares as Distress Preferred Shares and the Administrative Agent as agent on behalf of the Senior Lenders, delivers an election to receive First Units and Second Units on the Effective Date in lieu of First Preferred Shares and Second Preferred Shares, First Units and Second Units will be issued by New Microcell as distributions under the Plan to all Affected Creditors that would have otherwise received First Preferred Shares and Second Preferred Shares, respectively.

        If the First Preferred Shares and the Second Preferred Shares (if issued) are considered "taxable preferred shares" (as such term is defined in the ITA), New Microcell will make an election under Subsection 191.2(1) of the ITA to increase its tax liability under Part V.1 of the ITA to 40%.

Intra-Class Exchange Rights

        The FPNV Shares will be exchangeable, at the option of the holders, into FPV Shares on a share-for-share basis, in the following circumstances:

  (i)
  at any time upon provision by a holder of FPNV Shares of a residency declaration to New Microcell and the transfer agent of First Preferred Shares certifying that the holder is a Canadian;
  (ii)
  upon a bid being made for the FPV Shares where no equivalent bid is made for the FPNV Shares for the purposes of allowing the FPNV Shares to tender to an exclusionary bid;

  (iii)
  automatically upon the repeal or relaxation of the Canadian Ownership and Control Provisions, but only to the extent of such repeal or relaxation and non-Canadian ownership and control of New Microcell and its subsidiaries not otherwise being restricted by law; and
  (iv)
  as provided in section 6.2(d) of the Plan,

provided that such conversion would not contravene the Canadian Ownership and Control Provisions and, except in the case of a conversion under paragraph (iv), provided circumstances are such that at least 1% of the outstanding FPNV Shares can then be converted.

        The FPV Shares will at any time be exchangeable, at the option of the holders, into FPNV Shares on a share-for-share basis.

Conversion Features

        The First Preferred Shares shall have the following conversion features:

  (i)
  at any time, the FPV Shares and the FPNV Shares will be convertible, at the option of the holder into Class A Restricted Voting Shares and Class B Non-Voting Shares respectively on a share-for-share basis;
  (ii)
  if at any time prior to the fifth anniversary of the Effective Date, New Microcell shall complete an offering of Class A Restricted Voting Shares or Class B Non-Voting Shares for gross proceeds of not less than $150 million and at a per share price equal to or greater than 200% of the then current FPS Redemption Price and the proceeds thereof are used as provided under "The Plan — Excess Cash Flow Sweep" below, the FPV Shares and the FPNV Shares which remain outstanding after the application of such proceeds will be converted, at the option of New Microcell, into Class A Restricted Voting Shares and Class B Non-Voting Shares respectively on a share-for-share basis;
  (iii)
  if at any time on or after the fifth anniversary of the Effective Date, on the 25th day (or if such day is not a trading day, then on the next following trading day) following the release by New Microcell of its quarterly or annual financial statements, as the case may be, the FPV Shares and the FPNV Shares are In-the-Money, they will be converted automatically into Class A Restricted Voting Shares and Class B Non-Voting Shares respectively on a share-for-share basis; and
  (iv)
  mandatorily convertible in the circumstance provided in sub-paragraph (ii)(b) under "First Preferred Shares — Redemption".

        Upon conversion of any FPV Shares or FPNV Shares into Class A Restricted Voting Shares or Class B Non-Voting Shares, the holders of such FPV Shares or FPNV Shares will have no right to receive any payment in cash on account of the FPS Redemption Price.

        All conversion rights provided for above are subject to a registration statement having been filed by New Microcell and having become effective under the 1933 Act or to an exemption being available under the 1933 Act in connection with the issuance of shares resulting from the exercise of such conversion right. The Company believes that an exemption under the 1933 Act is currently available for the issuance of the shares resulting from such exercise. However, if such exemption is not available, New Microcell will file, on a date not earlier than six (6) months and not later than seven (7) months after the Effective Date, a registration statement with the U.S. Securities and Exchange Commission in respect of shares to be issued upon the exercise of conversion rights attached to the First Instruments and will use reasonable commercial efforts to have such commission declare such registration statement effective.

Anti-layering provisions

        The Articles of New Microcell will provide that, so long as there remain outstanding First Instruments representing in the aggregate an initial issue price in excess of $75 million, the approval: (i) by written resolution signed by the holders of a majority of the aggregate number (or principal amount, as the case may be) of First Instruments then outstanding or (ii) by a majority of the holders of First Instruments then outstanding represented in person or by proxy at a meeting of such holders called for such purpose, will be required before New Microcell and its subsidiaries either (X) issue any shares ranking prior to or pari passu with the First

Instruments or (Y) incur funded debt (other than permitted debt under the New Credit Facilities, First Notes, Second Notes, or any other pari passu facility or replacement facility for the Tranche A Exit Facility which qualifies as permitted debt up to an aggregate amount (with the Tranche A Exit Facility) of $75 million), as a result of which the aggregate consolidated funded debt thereof would be in excess of 4.0 times consolidated annual EBITDA, calculated on a pro forma basis based upon the four (4) consecutive quarters ended as at the fiscal quarter-end immediately prior to the date of the resolution of the New Board approving such issuance or incurrence, as the case may be (subject to customary exceptions).

Foreign Ownership Restrictions

        The First Preferred Shares shall be subject to sale in a manner that will ensure compliance with the Canadian Ownership and Control Provisions, for so long as same remain in effect.

Second Preferred Shares

Issue price

        SPV Shares and SPNV Shares will be issued at $15 per share with an aggregate issue price equal to the SPS Amount (rounded down to the nearest whole dollar).

Rights upon liquidation

        Holders of Second Preferred Shares shall be entitled to receive, on the winding-up, liquidation or dissolution of New Microcell and in priority to any payment or distribution in respect of shares of any other class, other than the First Preferred Shares, an amount per share equal to the SPS Redemption Price plus any declared but unpaid dividends.

Voting

        Holders of SPV Shares will be entitled to receive notice of and to attend and vote at all meetings of the shareholders of New Microcell (except meetings at which the holders of another specified class or series of shares (other than the Class A Restricted Voting Shares or Class B Non-Voting Shares, as the case may be) are entitled to vote separately as a class or series as provided in the CBCA or in the Articles of New Microcell) and each SPV Share shall confer the right to one vote (in person or by proxy) at all such meetings. Holders of SPV Shares shall also be entitled to vote together with the Class A Restricted Voting Shares and, if applicable, the Class B Non-Voting Shares on an "as converted" basis on any matter on which the Class A Restricted Voting Shares or Class B Non-Voting Shares, as the case may be, are entitled to vote. Except as otherwise provided in the CBCA or in the Articles of New Microcell, holders of SPNV Shares shall not be entitled to vote at any meetings of the shareholders of New Microcell, but shall otherwise enjoy the same rights, privileges and economic entitlements as are enjoyed by holders of the SPV Shares. The holders of SPNV Shares shall be entitled to receive notice of and to attend meetings of the holders of SPV Shares and Class A Restricted Voting Shares. Each SPNV Share shall confer the right to one vote (in person or by proxy) at any meeting at which the holders of SPNV Shares are entitled to vote and shall be entitled to vote on an "as converted basis" at any meeting at which the Class B Non-Voting Shares, as the case may be, are entitled to vote.

        The voting rights attached to the Second Preferred Shares shall in all cases be subject to the restrictions described under the heading "Corporate Stability Provisions".

Non-Cumulative Dividend

        The holders of SPV Shares and SPNV Shares shall be entitled to a fixed, non-cumulative preferential dividend at the rate of 9% per annum, calculated on the SPS Redemption Price (as defined herein) from time to time and payable semi-annually in arrears in cash. All dividends declared on the Second Preferred Shares shall be declared and paid at the same time, and in equal amounts, share for share, without any preference or priority of one series over the other, but subject to the prior declaration and payment (or setting apart for payment) of dividends on the First Preferred Shares in respect of the corresponding period.

Maturity

        The Second Preferred Shares shall be mandatorily redeemed on the tenth (10th) anniversary of the Effective Date — See "Redemption" below.

SPS Redemption Price

        For purposes hereof: (i) the redemption price of each Second Preferred Share shall initially be the issue price per share thereof; and (ii) at the beginning of each semi-annual period beginning six (6) months after the Effective Date, the SPS Redemption Price shall be increased by (1) an amount equal to the Accretion Amount; less (2) the amount of any cash dividend that has been declared and paid in respect of such semi-annual period.

        In the event of any redemption or conversion other than as at the end of a semi-annual period, there shall be added to the SPS Redemption Price an additional amount equal to: (1) the Accretion Amount, adjusted on a pro rata basis with reference to the number of days from the beginning of the then current semi-annual period to the date of such redemption or conversion; less (2) the amount of any cash dividend that has been declared and paid in respect of such period.

Redemption

        The Second Preferred Shares shall be redeemable as follows:

  (i)
  Subject to the prior redemption for cash of all First Preferred Shares (except for any First Preferred Shares which have been voluntarily redeemed or converted for shares by the holder thereof), in whole or in part at any time at the option of New Microcell at the then current SPS Redemption Price, payable in cash, provided however that holders of Second Preferred Shares shall be given the opportunity to exercise any conversion rights prior to any such redemption;
  (ii)
  at maturity, (a) mandatorily at a price per share equal to the then current SPS Redemption Price payable in cash, subject to the prior redemption for cash of all First Preferred Shares (except for any First Preferred Shares which have been voluntarily redeemed or converted for shares by the holder thereof) or (b) at New Microcell's option, if the Class A Restricted Voting Shares and the Class B Non-Voting Shares continue to be listed and posted for trading on a Recognized Exchange, mandatory conversion by the issuance of a number of Class A Restricted Voting Shares or Class B Non-Voting Shares (as the case may be) equal to the SPS Redemption Price divided by the Average Common Share Price;
  (iii)
  mandatorily prior to maturity at the then current SPS Redemption Price to the extent that New Microcell has remaining excess cash flow not previously applied, subject to the prior redemption for cash of all First Preferred Shares (except for any First Preferred Shares which have been voluntarily redeemed or converted for shares by the holder thereof). See "Excess Cash Flow Sweep"; and
  (iv)
  at any time prior to maturity, in whole or in part, at the option of New Microcell upon payment of the then current SPS Redemption Price by issuing Second Units listed on a Recognized Exchange.

        If the Advance Tax Ruling is not obtained prior to the First Reorganization Date regarding the qualification of the First Preferred Shares and Second Preferred Shares as Distress Preferred Shares and, pursuant to the Plan, the Administrative Agent, on behalf of the Senior Lenders, delivers an election to receive First Units and Second Units on the Effective Date in lieu of First Preferred Shares and Second Preferred Shares, First Units and Second Units will be issued by New Microcell as distributions under the Plan to all Affected Creditors that would have otherwise received First Preferred Shares and Second Preferred Shares, respectively.

        If the First Preferred Shares and the Second Preferred Shares (if issued) are considered "taxable preferred shares" (as such term is defined in the ITA), New Microcell will make an election under Subsection 191.2(1) of the ITA to increase its tax liability under Part V.1 of the ITA to 40%.

Intra-Class Exchange Rights

        The SPNV Shares will be exchangeable, at the option of the holders, into SPV Shares on a share-for-share basis, in the following circumstances:

  (i)
  at any time upon provision by a holder of SPNV Shares of a residency declaration to New Microcell and the transfer agent of Second Preferred Shares certifying that the holder is a Canadian;

  (ii)
  upon a bid being made for the SPV Shares where no equivalent bid is made for the SPNV Shares, for the purposes of allowing the SPNV Shares to tender to an exclusionary bid;

  (iii)
  automatically upon the repeal or relaxation of the Canadian Ownership and Control Provisions, but only to the extent of such repeal or relaxation and non-Canadian ownership and control of New Microcell and its subsidiaries not otherwise being restricted by law; and

  (iv)
  as provided in section 6.2(d) of the Plan,

provided that such conversion would not contravene the Canadian Ownership and Control Provisions and, except in the case of a conversion under paragraph (iv), provided circumstances are such that at least 1% of the outstanding SPNV Shares can then be converted.

        The SPV Shares will at any time be exchangeable, at the option of the holders, into SPNV Shares on a share-for-share basis.

Conversion Features

        The Second Preferred Shares shall have the following conversion features:

  (i)
  at any time, the SPV Shares and the SPNV Shares will be convertible, at the option of the holders into Class A Restricted Voting Shares and Class B Non-Voting Shares respectively on a share-for-share basis;

  (ii)
  if at any time prior to the fifth anniversary of the Effective Date, New Microcell shall complete an offering of Class A Restricted Voting Shares or Class B Non-Voting Shares for gross proceeds of not less than $150 million and at a per share price equal to or greater than 200% of the then current SPS Redemption Price and the proceeds thereof are used as provided under "The Plan — Excess Cash Flow Sweep" below, the SPV Shares and the SPNV Shares which remain outstanding after the application of such proceeds will be converted, at the option of New Microcell, into Class A Restricted Voting Shares and Class B Non-Voting Shares respectively on a share-for-share basis;

  (iii)
  if at any time on or after the fifth anniversary of the Effective Date, on the 25th day (or if such is not a trading day, then on the next following trading day) following the release of New Microcell's quarterly or annual financial statements, as the case may be, the SPV Shares and the SPNV Shares are In-the-Money, they will be converted automatically into Class A Restricted Voting Shares and Class B Non-Voting Shares respectively on a share-for-share basis; and

  (iv)
  mandatorily convertible in the circumstances provided in sub-paragraph (ii)(b) under "Second Preferred Shares — Redemption".

        Upon conversion of any SPV Shares or SPNV Shares into Class A Restricted Voting Shares or Class B Non-Voting Shares, the holders of such SPV Shares or SPNV Shares will have no right to receive any payment in cash on account of the SPS Redemption Price.

        All conversion rights provided for above are subject to a registration statement having been filed by New Microcell and having become effective under the 1933 Act or to an exemption being available under the 1933 Act in connection with the issuance of shares resulting from the exercise of such conversion right. The Company believes that an exemption under the 1933 Act is currently available for the issuance of the shares resulting from such exercise. However, if such exemption is not available, New Microcell will file, on a date not earlier than six (6) months and not later than seven (7) months after the Effective Date, a registration statement with the U.S. Securities and Exchange Commission in respect of shares to be issued upon the exercise of conversion rights attached to the Second Instruments and will use reasonable commercial efforts to have such commission declare such registration statement effective.

Anti-Layering Provisions

        The Articles of New Microcell will provide that, so long as there remain outstanding Second Instruments representing in the aggregate an initial issue price in excess of $50 million, the approval: (i) by written resolution signed by the holders of a majority of the aggregate number (or principal amount, as the case may be) of Second Instruments then outstanding or (ii) by a majority of the holders of Second Instruments represented in person or by proxy at a meeting of such holders called for such purposes will be required before New Microcell and its subsidiaries either (X) issue any shares ranking prior to or pari passu with the Second Instruments (other than First Preferred Shares issued on the Effective Date), or (Y) incur funded debt (other than permitted debt under the New Credit Facilities, First Notes, Second Notes, or any other pari passu facility or replacement facility for the Tranche A Exit Facility which qualifies as permitted debt up to an aggregate amount (with the Tranche A Exit Facility) of $75 million), as a result of which the aggregate consolidated funded debt thereof would be in excess of 4.0 times consolidated annual EBITDA, calculated on a pro forma basis based upon the four (4) consecutive quarters ended as at the fiscal quarter-end immediately prior to the date of the resolution of the New Board approving such issuance or incurrence, as the case may be (subject to customary exceptions).

Foreign Ownership Restrictions

        The Second Preferred Shares will be subject to sale in a manner that will ensure compliance with the Canadian Ownership and Control Provisions, for as long as same remains in effect.

Class A Restricted Voting Shares

Voting

        Holders of Class A Restricted Voting Shares will be entitled to receive notice of and to attend and vote at all meetings of the shareholders of New Microcell (except meetings at which only the holders of another specified class or series are entitled to vote separately as a class as provided in the CBCA or in the Articles of New Microcell) and each Class A Voting Share shall confer the right to one vote (in person or by proxy) at all such meetings.

        Except as to voting and as described under the heading "Governance Arrangements", the Class A Restricted Voting Shares will have equal rights to the Class B Non-Voting Shares on a share-for-share basis.

        The voting rights attaching to the Class A Restricted Voting Shares shall in all cases be subject to the restrictions described under the heading "Corporate Stability Provisions".

Dividends

        All dividends declared on the Class A Restricted Voting Shares and the Class B Non-Voting Shares shall be declared and paid at the same time, and in equal amounts, share for share, without any preference or priority of one class over the other.

Rights upon liquidation

        Holders of Class A Restricted Voting Shares shall be entitled to receive the remaining assets of New Microcell on the winding up, liquidation or dissolution of New Microcell, pari passu with the holders of Class B Non-Voting Shares, on a per share basis.

Foreign Ownership Restrictions

        The Class A Restricted Voting Shares will be subject to sale in a manner that will ensure compliance with the Canadian Ownership and Control Provisions, for so long as same remain in effect.

Class B Non-Voting Shares

Voting

        Except as otherwise provided in the CBCA or in the Articles of New Microcell, holders of Class B Non-Voting Shares shall not be entitled to vote at any meetings of the shareholders of New Microcell, but shall otherwise enjoy the same rights, privileges and economic entitlements as are enjoyed by holders of the Class A Restricted Voting Shares. The holders of Class B Non-Voting Shares shall be entitled to receive notice of and to attend meetings of the holders of Class A Restricted Voting Shares. Each Class B Non-Voting Share shall confer the right to one vote (in person or by proxy) at any meeting at which the holders of Class B Non-Voting Shares are entitled to vote.

        The voting rights attaching to the Class B Non-Voting Shares shall in all cases be subject to the restrictions described under the heading "Corporate Stability Provisions".

Dividends

        All dividends declared on the Class A Restricted Voting Shares and the Class B Non-Voting Shares shall be declared and paid at the same time, and in equal amounts, share for share, without any preference or priority of one class over the other.

Rights upon liquidation

        Holders of Class B Non-Voting Shares shall be entitled to receive the remaining assets of New Microcell on the winding up, liquidation or dissolution of New Microcell, pari passu with the holders of Class A Restricted Voting Shares, on a per share basis.

Exchange Right

        The Class B Non-Voting Shares will be exchangeable, at the option of the holders, into Class A Restricted Voting Shares on a share-for-share basis, in the following circumstances:

  (i)
  any time upon provision by a holder of Class B Non-Voting Shares of a residency declaration to New Microcell and the transfer agent of the Class A Restricted Voting Shares certifying that the holder is a Canadian;

  (ii)
  upon a bid being made for the Class A Restricted Voting Shares where no equivalent bid is made for the Class B Non-Voting Shares, for the purposes of allowing the Class B Non-Voting Shares to tender to an exclusionary bid; and

  (iii)
  automatically upon the repeal or relaxation of the Canadian Ownership and Control Provisions, but only to the extent of such repeal or relaxation and non-Canadian ownership and control of New Microcell and its subsidiaries not otherwise being restricted by law;

provided that such conversion would not contravene the Canadian Ownership and Control Provisions and circumstances are such that at least 1% of the outstanding Class B Non-Voting Shares can then be converted.

Warrants

        New Microcell shall enter into one or more trust indentures governing the creation and issuance of two series of warrants issued by New Microcell to Affected Unsecured Creditors and holders of Current Shareholdings in connection with the Plan, being the 2005 Warrants and the 2008 Warrants.

        The indentures relating to the Warrants will provide that in the event of any Fundamental Transaction, (i) the holders of Warrants shall, upon exercise of the Warrants following any Fundamental Transaction, be entitled to receive the same number and kind of securities, cash or other property that they would have been entitled to receive had they exercised their Warrants prior any such Fundamental Transaction; (ii) where the consideration payable to holders of equity shares of New Microcell is payable solely in cash, the holders of Warrants shall be required to surrender or exercise their Warrants and shall be entitled to receive, upon surrender or exercise thereof, payments on an equal basis with holders of such shares as if the Warrants had been exercised immediately prior to such Fundamental Transaction, less the exercise price thereof, and upon receipt of such payment, if any, the rights of a holder of such Warrant shall terminate and cease and such holder's Warrants shall expire (for greater certainty, in all cases without regard to whether or not the holders have exercised their Warrants); and (iii) where applicable, the successor corporation to New Microcell (if applicable) shall expressly assume the performance of New Microcell's covenants and conditions under the indentures relating to the Warrants.

        No Warrants may be exercised until the date that a registration statement filed by New Microcell under the 1933 Act with respect to the exercise of Warrants has been declared effective by the U.S. Securities and Exchange Commission. New Microcell will file, on a date not earlier than 6 months and not later than seven (7) months after the Effective Date, a registration statement with the U.S. Securities and Exchange Commission in respect of the shares to be issuable upon exercise of the Warrants and will use reasonable commercial efforts to have such commission declare such registration statement effective.

Excess Cash Flow Sweep

        The New Instruments and New Credit Facilities will contain provisions requiring that the aggregate of (i) the net sale proceeds of Material Assets Sales and (ii) 75% of the amount calculated each fiscal year equal to Excess Cash Flow and (iii) 75% of the amount of net proceeds from equity offerings (including proceeds from the exercise of Warrants), with each payment hereunder on account of Material Assets Sales and net proceeds from equity offerings to be made within five (5) days following receipt of the proceeds thereof, and each payment hereunder on account of Excess Cash Flow to be made on March 31st of each year, commencing on March 31, 2004, with respect to the Excess Cash Flow (if any) for the previous fiscal year.

        Subject to the maintenance of a minimum cash balance of $45 million as at each year-end (prior to New Microcell's 25% share of such year's Excess Cash Flow), such amounts are to be applied in the orders of priority set forth below.

        If First Preferred Shares and Second Preferred Shares are initially issued under the Plan:

  (i)
  repayment of the Tranche B Debt, up to 25% of the principal amount thereof;

  (ii)
  payment of interest on Tranche C Notes;

  (iii)
  payment of dividends on the First Preferred Shares;

  (iv)
  until the fifth anniversary of the Effective Date, on a pro rata basis, repayment of principal amount of Tranche C Notes, up to 25% of the principal amount thereof, and redemption of up to 75% of the number of First Preferred Shares originally issued, unless a redemption of a portion greater than 75% of First Preferred Shares is required to comply with requirements of the ITA relating to Distress Preferred Shares;

  (v)
  payment of dividends on the Second Preferred Shares;

  (vi)
  until the fifth anniversary of the Effective Date, redemption of up to 75% of the number of Second Preferred Shares originally issued, unless a redemption of a portion greater than 75% of Second Preferred Shares is required to comply requirements of the ITA relating to Distress Preferred Shares;

  (vii)
  after the fifth anniversary of the Effective Date, on a pro rata basis, repayment of remaining principal amount of Tranche C Notes and redemption of First Preferred Shares originally issued; and

  (viii)
  after the fifth anniversary of the Effective Date, redemption of Second Preferred Shares.

        If First Units and Second Units are initially issued under the Plan:

  (i)
  repayment of the Tranche B Debt, up to 25% of the principal amount thereof;

  (ii)
  payment of interest on Tranche C Notes;

  (iii)
  until the fifth anniversary of the Effective Date, on a pro rata basis, repayment of principal amount of Tranche C Notes, up to 25% of the principal amount thereof, and repayment of principal amount of up to 25% of the First Notes;

  (iv)
  until the fifth anniversary of the Effective Date, repayment of principal amount of up to 25% of the Second Notes;

  (v)
  after the fifth anniversary of the Effective Date, on a pro rata basis, repayment of remaining principal amount of Tranche C Notes and First Notes; and

  (vi)
  after the fifth anniversary of the Effective Date, repayment of remaining principal amount of Second Notes.

Capital Structure

        The capital structure of the Filing Entities after implementation of the Plan will be improved as a result of the reduction of outstanding indebtedness by approximately $1.7 billion under Canadian GAAP and under U.S. GAAP (excluding mezzanine equity, as referred to in note 6 to the Unaudited Pro Forma Consolidated Balance Sheet), assuming the issuance of the First Preferred Shares and Second Preferred Shares. If the First Units and Second Units are issued, the reduction of outstanding indebtedness would be approximately $1.7 billion under Canadian GAAP and $1.37 billion under U.S. GAAP. Under the revised capital structure, New Microcell will reduce its annual interest obligation by a range of approximately $160 million to $200 million. See "Pro Forma Consolidated Balance Sheet and Notes thereto".

Lock-Up Agreements

        The Plan reflects the principal terms agreed to by the Company in the Secured Creditors Lock-Up Agreements and the Unsecured Creditors Lock-Up Agreements pursuant to which certain Secured Creditors and Affected Unsecured Creditors, subject to the terms and conditions thereof, agreed to vote for the approval of the Plan. The Voting Claims subject to the Secured Creditors Lock-Up Agreements represent approximately 75% of the estimated aggregate Voting Claims for the Secured Creditors' class. The Voting Claims subject to the Unsecured Creditors Lock-Up Agreements represent approximately 55% of the estimated aggregate Voting Claims for the Affected Unsecured Creditors' class.

        The Lock-Up Agreements may be terminated in certain circumstances, including by reason of a Secured Creditor or an Affected Unsecured Creditor, as the case may be, advising the Company in writing prior to the Sanction Date of its decision to support an Alternate Transaction.

Board of Directors

        A new Board of Microcell shall be designated by the Court as part of the Sanction Order and the same persons will be appointed as the New Board. The New Board shall be fixed at 11 directors initially, one of which will be the chief executive officer of New Microcell from time to time. A majority of members of the New Board must be Canadians and 80% of the members of the board of directors of Amalco must be Canadians.

        The initial members of the New Board shall be as follows:

  (a)
  seven (7) appointees to be selected by the Secured Creditors as holders of the First Voting Instruments;

  (b)
  two (2) appointees to be selected by the AHB Committee; and

  (c)
  one (1) appointee to be selected by the Board. On January 27, 2003 the Board selected Mr. Charles Sirois as its appointee.

        The initial Chairman of the New Board shall be selected by the members of the New Board appointed by the Secured Creditors as holders of First Voting Instruments.

        As redemptions or conversions of First Instruments will occur over time, the number of directors nominated and elected to the New Board by holders of First Voting Instruments will be reduced according to the number of First Instruments outstanding relative to the aggregate number originally issued, as follows:

% FIRST INSTRUMENTS REMAINING OUTSTANDING	NO. OF DIRECTORS
70% or more	7
50% to 69.99%	6
30% to 49.99%	3
10% to 29.99%	2
Less than 10%	0

        If holders of the First Instruments lose the entitlement to nominate and elect one or more director(s) of the New Board in accordance with the foregoing, holders of the Class A Restricted Voting Shares shall correspondingly acquire the entitlement to elect additional director(s) such that the number of directors shall always equal eleven (11) (until changed in accordance with the CBCA).

        The Articles of New Microcell will provide that the New Board will have staggered terms of office for directors, with six (6) of the seven (7) appointees of the Secured Creditors having an initial term of office of two (2) years and the balance of the directors having an initial term of office of three (3) years. At the end of the respective initial terms of office, elections of directors shall be for terms of two (2) years each.

        The New Board will, once elected, appoint the officers of New Microcell.

Statement on Corporate Governance

        The New Board will, as part of its responsibilities, establish new corporate governance guidelines for New Microcell to ensure sound corporate governance practices for New Microcell.

Corporate Stability Provisions

        The Articles of New Microcell will provide that, starting on the Effective Date and for a period of two (2) years thereafter (except if varied or waived by a special resolution of holders of all voting and non-voting shares (and all First Notes and Second Notes voting on an "as converted basis"), voting as a single class, of New Microcell adopted by a 66 2/3% majority thereof represented and voting in person or by proxy at a meeting called for such purpose and, for greater certainty, at which the voting limitations provided for herein shall be applicable), no person, acting alone or acting jointly or in concert with any other person with respect to the acquisition, disposition or voting of securities of New Microcell, shall be permitted to exercise at any meeting of holders of securities, voting rights representing in excess of 20% of the aggregate voting rights attached to the issued and outstanding voting and (where applicable) non-voting securities (and all First Notes and Second Notes voting on an "as converted basis") present or represented and voting at such meeting (subject to grand-fathering provisions in respect of holdings of securities of of any Affected Creditor received in respect of indebtedness of a Filing Entity to it as of December 9, 2002 and subject in all cases to the Canadian Ownership and Control Provisions); provided that such restriction shall not apply to any person that makes an offer to acquire all the First Instruments, Second Instruments, Class A Restricted Voting Shares and Class B Non-Voting Shares and acquires such number of New Instruments so as to hold thereafter at least 66 2/3% of the equity securities of New Microcell on a fully-diluted basis.

Position of the Board

        The Board of Directors of Microcell has approved the Plan and authorized its submission to the Affected Creditors for their approval. In this connection, various factors were considered. The financial position of New Microcell will be strengthened if the Plan becomes effective. All then existing defaults pursuant to the Company's debt instruments would be remedied, interest costs would be reduced, debt maturity would be extended and a substantial amount of debt would be converted into equity securities or subordinated convertible notes. Virtually all of the equity interests of New Microcell (before giving effect to the exercise of the Warrants and options granted in the New Stock Option Plan and equity issuances under the Stock Purchase Plan), represented by the New Securities to be issued pursuant to the Plan, will be owned by the Affected Creditors. The Plan is expected to provide New Microcell with an opportunity to continue as a going concern by providing it with a recapitalized balance sheet. The Board has therefore concluded that the Plan is in the best interests of all stakeholders of Microcell and recommends to the Affected Creditors that they accept the Plan as proposed and vote in favour of the Plan.

        In the circumstances, and relying on advice received from its financial advisor as well as on the Hypothetical Liquidation Analysis attached as Appendix "D", the Board has concluded that it is unable to identify any other restructuring proposal involving Microcell that would have any reasonable prospect of being approved by key stakeholders or providing a satisfactory distribution to Affected Creditors and shareholders of Microcell. In reaching such conclusion, the Board considered, among other things, the effect of the Plan on creditors generally and the impact of the liquidation of the assets of the Filing Entities upon various stakeholders, particularly the unsecured creditors of the Filing Entities.

Position of the Monitor

        Ernst & Young Inc. was appointed Monitor by the Court pursuant to the Initial Order. The Monitor has knowledge of the business and affairs of the Filing Entities and has fully reviewed the terms of the Plan.

        The Monitor has also reviewed the Hypothetical Liquidation Analysis attached as Appendix "D". The Monitor concurs with the Company's determination of liquidation values and notes that, given the level of indebtedness of the Filing Entities, the anticipated recovery in the scenario of a forced sale or liquidation and the existence of the charges held by the Secured Creditors on the assets of the Filing Entities (assuming that such charges are legal, valid and enforceable), there would be no prospect of any recovery by the Affected Unsecured Creditors in the scenario of a forced sale or liquidation of the Filing Entities. Therefore, the Plan would provide a more favourable result for the Affected Creditors than would be the case if there were to be a forced sale or liquidation of the assets of the Filing Entities.

        It is the Monitor's view that it is in the Affected Creditors' best interest to accept the Plan's terms as proposed in order to maximize their recoveries.

Implications of Failure to Implement the Plan

        The Company is insolvent. If the Plan is not approved by the requisite majorities of the Secured Creditors' class and of the Affected Unsecured Creditors' class, subject to the terms of the current stay of proceedings under the CCAA, creditors of the Filing Entities would have the right to take steps to exercise their respective rights and remedies against the assets and property of the Filing Entities.

        If the Plan is not approved by the Affected Creditors, Microcell has agreed with the Secured Creditors to consent, on certain terms and conditions, to a transaction under which all of the equity of a successor corporation to Microcell (subject to the exercise of certain options pursuant to plans to be established) would be issued to the Secured Creditors. This transaction would be subject to approval by the Court and the rights of other Persons (including without limitation the Noteholders). If the implementation of such a transaction requires the solicitation of other offers, Microcell has agreed that such solicitation will be made on a timely basis under Court supervision through a process and on a timetable acceptable to the Secured Creditors, and any alternate transaction resulting from such solicitation will be subject to approval of the Court and the Secured Creditors. The proceeds of any alternate transaction will be distributed in accordance with the legal priorities of the claims against the assets that are sold.

        Affected Creditors should also refer to the section titled "Risk Factors — Alternatives to Consummation of the Plan" and to the Hypothetical Liquidation Analysis attached hereto as Appendix "D".

Other Effects of the Plan

        Assuming implementation of the Plan, Microcell will not be holding its annual meeting of shareholders for fiscal year 2002. New Microcell will be holding its first annual meeting of shareholders in 2004.

Conditions to the Implementation of the Plan

        A number of conditions must be satisfied as a prerequisite to the implementation of the Plan. The principal condition is that a Sanction Order must have been granted by the Court and shall not have been amended or varied, except with the consent of legal counsel for the Steering Committee and legal counsel for the AHB Committee, and shall not have been stayed.

        In addition, the implementation of the Plan shall be conditional upon the fulfillment of the following additional conditions prior to the First Reorganization Date:

  (a)
  all regulatory approvals, including interim approval or its equivalent by the Minister with respect to the MCS Licenses, shall have been obtained and Microcell shall not have received from Industry Canada any formal communication from a senior official with authority, whether oral or in writing, of a preliminary or final conclusion that the implementation of the Plan does not, or will not, comply with the Canadian Ownership and Control Provisions, which has not been retracted by Industry Canada or been satisfied by Microcell;
  (b)
  the following agreements, in form and substance satisfactory to New Microcell, the Filing Entities, the Required Lenders and the AHB Committee shall have been executed and delivered, and all conditions to the effectiveness of the transactions contemplated by such agreements (with respect to the documents described in clauses (i), (ii), (iii) and (iv) below only) shall have been satisfied or waived:
  (i)
  the definitive agreements with respect to a Tranche A Exit Facility to be established in an amount to be determined prior to the Effective Date of not less than $25 million and not more than $75 million, including the New Security Documents;
  (ii)
  the definitive agreements with respect to the Tranche B Debt and the Tranche C Notes, including the New Security Documents;
  (iii)
  the definitive documentation with respect to the First Units and Second Units;
  (iv)
  the definitive trust indentures with respect of the Warrants;
  (v)
  the New Rights Plan; and
  (vi)
  the New Stock Option Plan.
  (c)
  the Articles of Reorganization, the First Articles of Arrangement and the Second Articles of Arrangement and the articles of incorporation and by-laws of New Microcell, in each case in form and substance satisfactory to New Microcell, the Filing Entities, the Required Lenders and legal counsel to the AHB Committee, shall have been filed in accordance with the CBCA;
  (d)
  the period for leave to appeal the Sanction Order and any appeal period shall have expired without an appeal of such Sanction Order having been commenced or, in the event of an appeal or application for leave to appeal, a final determination sanctioning the Plan shall have been made by the applicable appellate tribunal;
  (e)
  the certificates contemplated by Section 7.5 of the Plan relating to Alternate Transactions shall have been delivered;
  (f)
  the Filing Entities shall have paid all outstanding fees and expenses of the Secured Creditors and the AHB Committee;
  (g)
  the holders of the New Securities will have the right to freely dispose of the New Securities in the market in the ordinary course without any "hold" period, except for customary restrictions (including for a sale by (i) in the case of any resale in Canada, a Person or combination of Persons who hold a sufficient number of New Securities to affect the control of New Microcell and (ii) in the case of any resale in the United States, an "affiliate" of New Microcell for the purposes of the 1933 Act);
  (h)
  the relevant New Securities shall have been accepted for listing and trading on a Recognized Exchange (subject to customary conditions); and
  (i)
  the Sanction Order shall have been obtained no later than March 31, 2003 and the Effective Date of the Plan shall be no later than April 30, 2003, provided that such timetable will be extended by up to 45 days, or such additional period as Microcell, the Filing Entities, the Required Lenders and legal counsel to the AHB Committee may agree, if Industry Canada approval or the Sanction Order is not obtained by the applicable dates stipulated above (in the case of the Sanction Order, only if it is delayed solely by reason of pending Industry Canada approval), for the purpose of permitting Microcell and Connexions to continue the process of seeking such approval.

        The Filing Entities reserve the right to waive one or more of the foregoing conditions precedent (other than the condition that the Sanction Order shall have been granted and not stayed and other than the condition in paragraph a) above) with the consent of the Required Lenders and the AHB Committee.

Procedure and Timing for Plan to Become Effective

        The Filing Entities have requested an extension of the stay order granted pursuant to the Initial Order to March 31, 2003; such period may, if necessary, and at the discretion of the Court, be further extended until the Effective Date.

        If the Meetings are held as scheduled and are not adjourned, the Filing Entities expect that the application for the Sanction Order approving the Plan will be heard on March 18, 2003 at 9:15 a.m. (Montreal time). If the Sanction Order is granted in form and substance satisfactory to the Filing Entities and all other conditions to the implementation of the Plan are satisfied or waived, the Filing Entities expect the Effective Date to occur as soon as possible thereafter. As soon as the Effective Date has been determined, the Monitor will give notice of such determination to the Affected Creditors and Microcell will issue a press release announcing same. Subject to all of the foregoing, it is expected that the Effective Date will occur in the month of April 2003.

        Pursuant to the terms of each of the Secured Creditors Lock-Up Agreement and Unsecured Creditors Lock-Up Agreement, the Company, Connexions and Solutions agreed to use their best efforts to obtain approval of the Plan by the Court no later than March 31, 2003 (subject to extensions by up to 45 days in the event that the required approval from Industry Canada is not obtained by such date and further subject to a 15 days grace period) and to achieve the Effective Date no later than April 30, 2003 (subject to extensions by up to 45 days in the event that the required approval from Industry Canada or approval by the Court is not obtained by such date and to a 15 days grace period).

        Subject to the foregoing, the following sets forth certain events and dates in the timeline to emergence by the Company from its CCAA process:

–	January 3, 2003:	Grant of Initial Order
–	January 16, 2003:	Record Date
–	January 31, 2003:	Grant of extension of Initial Order to March 31, 2003
–	Week of February 17, 2003:	Filing of the Plan with the Court and mailing of the Circular and related materials to Affected Creditors and shareholders
–	March 14, 2003:	Deadline for filing completed Proofs of Claim and proxies for voting purposes
–	March 17, 2003:	Meetings of Affected Creditors
–	March 18, 2003, 9:15 a.m. (Montreal time):	Court hearing in respect of Sanction Order
–	March 28, 2003:	Deadline for filing Proofs of Claim with Monitor (other than for Senior Lenders and Noteholders) for distribution purposes
–	April, 2003:	Targeted date for Effective Date

Waiver of Defaults

        From and after the Effective Date, all Persons shall be deemed to have waived any and all defaults of the Filing Entities then existing or previously committed by the Filing Entities or caused by the Filing Entities, or non-compliance with any covenant, warranty, representation, term, provision, condition or obligation, express or implied, in any contract, credit document, agreement for sale, lease or other agreement, written or oral, and any and all amendments or supplements thereto, existing between such Person and the Filing Entities arising from the filing by the Filing Entities under the CCAA or the transactions contemplated by the Plan, including a default arising therefrom under a covenant relating to any affiliated or subsidiary company of Microcell other than the Filing Entities, and any and all notices of default and demands for payment under any instrument, including any guarantee arising from such default, shall be deemed to have been rescinded.

Releases to be Given

        On the Effective Date (i) each and every present officer, director, employee, financial advisor and legal counsel of each of the Filing Entities and of New Microcell and Amalco, and the directors of Microcell appointed pursuant to the Sanction Order, (ii) the Administrative Agent, the Secured Creditors and the Steering Committee and their financial advisors and legal counsel, (iii) the AHB Committee and its financial advisors and legal counsel, and (iv) the Monitor and its legal counsel shall (a) be released by the Filing Entities, New Microcell and Amalco (in respect of any financial advisor or legal counsel thereof, other than in respect of legal or professional opinions) from any and all Released Claims brought by any Person in respect of acts or omissions directly or indirectly in connection with the Filing Entities' business and affairs occurring prior to the Filing Date, subject to any limitations under applicable law, and all claims arising out of such actions or omissions shall be forever waived and released and (b) be discharged and indemnified by the Filing Entities, New Microcell and Amalco in respect of any Released Claims arising directly or indirectly in connection with the reorganization contemplated by the Plan.

Indemnities

        New Microcell and Amalco shall, pursuant to the Plan, indemnify the Affected Creditors, the Administrative Agent, the AHB Committee and their respective directors, officers, employees, agents or representatives including counsel and financial advisors against any manner of actions, causes of action, suits, proceedings, liabilities and claims of any nature, costs or expenses (including reasonable legal fees) which may be incurred by, or asserted against, any of such Persons arising out of or during the course of, or otherwise in connection with or in any way related to the implementation, approval and consummation of the Plan, other than any liabilities to the extent arising directly as a result of gross negligence or willful or intentional misconduct.

Modification of the Plan

        The Plan may be modified, amended or supplemented by way of a supplementary Plan at any time or from time to time prior to the conclusion of the Meetings. Any such modification, amendment or supplement to the Plan will be in a written document communicated to Affected Creditors by the Filing Entities in such manner as may be determined by the Filing Entities acting reasonably or as may be required by the Court and will be filed with the Court. The Plan may be modified, amended or supplemented at any time or from time to time after the Meetings by the Filing Entities with Court approval or with the consents of the Required Lenders and legal counsel to the AHB Committee, except where in the opinion of the Monitor such modification, amendment or supplement is of a minor, immaterial or technical nature that will not materially affect the Sanction Order, in which case the Filing Entities may proceed unilaterally without approval of the Court or the consents of the Required Lenders and legal counsel to the AHB Committee.

NEW MICROCELL

        New Microcell will be incorporated under the CBCA prior to the First Reorganization Date. New Microcell will be formed solely for the purpose of implementing the Plan. Until the Effective Date, New Microcell will not carry on any business, other than in connection with the Plan, and will have no material assets or liabilities except as contemplated by the Plan. See "The Plan".

NEW FINANCING ARRANGEMENTS

        The pro forma long-term debt of New Microcell will consist of senior secured debt, in the aggregate amount of up to $425 million, of which $350 million will be initially funded, which are divided into the Tranche A Exit Facility, the Tranche B Debt and the Tranche C Notes.

Tranche A Exit Facility

        It is a condition precedent to the Plan becoming effective that a revolving credit facility in favour of Amalco of not less than $25 million and not more than $75 million be established, being the Tranche A Exit Facility. The terms of the Tranche A Exit Facility are to be negotiated with the lender(s) thereof. The Tranche A Exit Facility will be guaranteed by New Microcell and its subsidiaries (other than Amalco). The Tranche A Exit Facility will be secured by a first ranking lien on all assets of New Microcell, Amalco and their subsidiaries, subject to customary exceptions and covenants. Microcell is in discussions with respect to the Tranche A Exit Facility but has not yet entered into any commitments in connection therewith. New Microcell is expected, subject to certain conditions to be negotiated, to be entitled pursuant to the terms of the New Instruments to enter into new or replacement facilities up to an aggregate principal amount of $75 million (inclusive of the amount of the Tranche A Exit Facility).

Tranche B Debt

        The distribution to Secured Creditors under the Plan will include Tranche B Debt, being a term loan to Amalco consisting of a Canadian dollar series in the principal amount of $100 million and a U.S. dollar series with a principal amount equivalent to Cdn $200 million. The Tranche B Debt will bear interest at the Tranche A Exit Facility's annual rate plus 0.5%, payable in quarterly installments starting in June 2003 and maturing on December 31, 2008. The Tranche B Debt will be secured by a second ranking lien on all assets of New Microcell, Amalco and their subsidiaries, subject to customary exceptions and covenants.

Tranche C Notes

        The distributions to Secured Creditors under the Plan may include Tranche C Notes issued by Amalco in the amount of $50 million in the aggregate. Tranche C Notes will bear interest at 8.0% per annum paid semi-annually at Amalco's discretion either (i) in cash; or (ii) by accruing and compounding such interest semi-annually until paid, maturing on the tenth anniversary of the Effective Date. The Tranche C Notes will be guaranteed by New Microcell and its subsidiaries (other than Amalco) and will be secured by a third ranking lien on all assets of New Microcell, Amalco and their subsidiaries, subject to customary exceptions and covenants.

UNIT ALTERNATIVE

        In the event that in accordance with the terms of the Plan, New Microcell issues First Units and Second Units, such First Units and Second Units shall respectively have the following features:

First Units

        A First Unit consists of (i) a First Note and (ii) one FPV2 Share or FPNV2 Share, as the case may be. The First Units shall be senior in right of payment to the Second Units.

Second Units

        A Second Unit consists of (i) a Second Note and (ii) one SPV2 Share or SPNV2 Share, as the case may be. The Second Units shall be subordinate in right of payment to the First Units.

DESCRIPTION OF NEW RIGHTS PLAN

        The Plan includes the adoption of the New Rights Plan. If the Plan is approved, no further approval or ratification by shareholders will be sought or required in connection with the New Rights Plan.

        The objective of the New Rights Plan will be to ensure, to the extent possible, that all shareholders of New Microcell will be treated equally and fairly in connection with any take-over offer for New Microcell.

        The New Rights Plan will be designed to prevent the use of coercive and/or abusive takeover techniques and to encourage any potential acquiror to negotiate directly with the New Board for the benefit of all shareholders of New Microcell. In addition, the New Rights Plan is intended to provide increased assurance that a potential acquiror would pay an appropriate control premium in connection with any acquisition of New Microcell.

        The New Rights Plan will utilize the mechanism of Permitted Bid (as described below) to attempt to ensure that a person seeking to acquire beneficial ownership of 10% or more of the New Instruments (treated for such purposes as though they were a single class and on a fully diluted basis assuming conversion of all First Instruments and Second Instruments but without giving effect to options granted under the New Stock Option Plan, equity issuances under the Stock Purchase Plan and exercise of the Warrants), gives shareholders and the New Board sufficient time to evaluate the transaction, negotiate with the proposed acquiror, encourage competing bids to emerge, and ensure that all alternatives to the transaction designed to maximize shareholder value have been considered.

        The purpose of the New Rights Plan will be to provide the New Board with time to review any unsolicited take-over bid that may be made and to take action, if appropriate, to enhance shareholder value. The New Rights Plan will attempt to protect shareholders by requiring all potential bidders to comply with the conditions specified in the Permitted Bid provisions, failing which such bidders are subject to the dilutive features of the New Rights Plan. By creating the potential for substantial dilution of a bidder's position, the New Rights Plan will encourage an offeror to proceed by way of a Permitted Bid or to approach the Board with a view to a negotiation.

Operation of the Rights Plan

        Pursuant to the New Rights Plan, one Right will be issued in respect of each New Instrument outstanding as of the Effective Date, immediately following the implementation of the Plan. In addition, one Right will be issued for each additional New Instrument issued thereafter and prior to the earlier of the Separation Time and the time at which the right to exercise Rights terminates under the New Rights Plan. Each Right initially entitles the registered holder thereof to purchase from New Microcell one Class A Restricted Voting Share or one Class B Non-Voting Share, as the case may be, at a price of $100, subject to certain anti-dilution adjustments. The Rights are not exercisable until the Separation Time.

Trading and Exercise of Rights

        Until the Separation Time, the Rights trade together with the New Instruments and are represented by the New Instrument certificates or Rights certificates. After the Separation Time, the Rights are exercisable, and are transferable separately from the New Instruments.

Flip-In Event

        The acquisition by an Acquiring Person, including others acting jointly or in concert, of beneficial ownership of 10% of the New Instruments (treated for such purposes as though they were a single class and on a fully diluted basis assuming conversion of all First Instruments and Second Instruments but without giving effect to options granted under the New Stock Option Plan and equity issuances under the Stock Purchase Plan and exercise of the Warrants), other than by way of a Permitted Bid is referred to as a "Flip-In Event". Any Rights beneficially owned by an Acquiring Person upon the occurrence of any Flip-In Event will be void, as will any Rights beneficially owned by associates, affiliates or Persons acting jointly or in concert with an Acquiring Person, and transferees thereof. After the occurrence of a Flip-In Event, each Right (other than those that are void) will permit the holder to purchase from New Microcell Class A Restricted Voting Shares or Class B Non-Voting Shares, as the case may be, with a total market value on the date of occurrence of the Flip-In Event equal to twice the exercise price for an amount in cash equal to the exercise price.

Permitted Bid Requirements

        The requirements of a Permitted Bid include the following:

  (a)
  the take-over bid must be made by way of a take-over bid circular;

  (b)
  the take-over bid must be made to all registered holders of all outstanding New Instruments (other than New Instruments held by the offeror (as defined in the New Rights Plan) or any associate or affiliate of the offeror);

  (c)
  the take-over bid must contain, and the take-up and payment for securities tendered or deposited thereunder is subject to, irrevocable and unqualified conditions that (i) no New Instruments shall be taken up or paid for pursuant to the take-over bid prior to the close of business on the date which is not less than 60 days following the date of the take-over bid and (ii) no New Instruments shall be taken up or paid for pursuant to the take-over bid unless, at the date referred to in (i) above, more than 50% of the aggregate outstanding New Instruments held by "independent shareholders" (as defined in the New Rights Plan) shall have been deposited or tendered pursuant to the take-over bid and not withdrawn;

  (d)
  the take-over bid must contain an irrevocable and unqualified provision that, unless the take-over bid is withdrawn, New Instruments may be deposited pursuant to such take-over bid at any time prior to the close of business on the date of first take-up or payment for New Instruments and that any New Instruments deposited pursuant to the take-over bid may be withdrawn until taken up and paid for; and

  (e)
  the take-over bid must contain an irrevocable and unqualified provision that if, on the date on which New Instruments may be taken up or paid for, more than 50% of the aggregate outstanding New Instruments held by "independent shareholders" shall have been deposited or tendered pursuant to the take-over bid and not withdrawn, the Offeror will make a public announcement of that fact and the take-over bid will remain open for deposits and tenders of New Instruments for not less than 10 business days from the date of such public announcement.

        The usual provisions regarding "permitted lock-up agreements" will be included in the New Rights Plan.

        The New Rights Plan will allow a Competing Bid to be made while a Permitted Bid is in existence. A Competing Bid must satisfy all the requirements of a Permitted Bid.

Waiver and Redemption

        The New Board may, prior to a Flip-In Event, waive the dilutive effects of the New Rights Plan in respect of a particular Flip-In Event in respect of a take-over bid to all holders of New Instruments provided that, if waived or deemed to have been waived in respect of any take-over bid made to all holders, it shall thereafter be deemed to have been waived in respect of any other take-over bid made to all holders of New Instruments prior to the expiry of the former take-over bid. At any time prior to the occurrence of a Flip-In Event, the New Board may, with the approval of holders of New Instruments or Rights, redeem all, but not less than all, of the outstanding Rights at a price of $0.00001 each.

DESCRIPTION OF NEW STOCK OPTION PLAN

        If the Plan is approved, the Existing Stock Option Plan, and all outstanding options issued pursuant thereto, will be cancelled and the New Stock Option Plan will be implemented. No further approval or ratification by shareholders will be sought or required in connection therewith.

        The purpose of the New Stock Option Plan is to provide an opportunity, through options, for the officers and employees of New Microcell and its subsidiaries to purchase Class A Restricted Voting Shares (in the case of a Canadian) or Class B Non-Voting Shares (in the case of a non-Canadian) upon exercise of options granted pursuant to the New Stock Option Plan and thereby participate in the future growth and development of New Microcell.

        The New Board, if the New Board so resolves, a committee thereof, will administer the New Stock Option Plan including the allocation thereof.

        Under the New Stock Option Plan, New Microcell will reserve for issuance Class A Restricted Voting Shares and Class B Non-Voting Shares, representing, together with such shares reserved for issuance in connection with the Stock Purchase Plan, in the aggregate 10% of the aggregate number of Class A Restricted Voting Shares and Class B Non-Voting Shares to be outstanding immediately after implementation of the Plan (assuming conversion of all First Preferred Shares and Second Preferred Shares). Options granted under the New Stock Option Plan will have the terms and conditions, including exercise prices, vesting and expiration, as will be established by the New Board, from time to time, provided that the pricing of options will be in accordance with the requirements of a Recognized Exchange and will not be less than the market prices for the Class A Restricted Voting Shares and Class B Non-Voting Shares at the time of the grant of options.

DESCRIPTION OF STOCK PURCHASE PLAN

        If the Plan is approved, the Stock Purchase Plan will be assumed by New Microcell.

        The purpose of the Stock Purchase Plan is to advance the interest of New Microcell by providing for issuances to permanent full-time employees, permanent part-time employees, including an officer, and other employees of New Microcell and its subsidiaries, as determined by the New Board (or, if the New Board so resolves, a committee thereof), of Class A Restricted Voting Shares (in the case of a Canadian) or Class B Non-Voting Shares (in the case of a non-Canadian) on a specified basis with such employees' purchases of Class A Restricted Voting Shares or Class B Non-Voting Shares, as the case may be, and thereby develop employees' awareness of, and responsibility for New Microcell's financial results, enhance the employees' involvement and entrepreneurship and encourage employees to think and act like shareholders.

        The New Board, or if the New Board so resolves, a committee thereof, will administer the Stock Purchase Plan including the allocation thereof.

        Under the Stock Purchase Plan, New Microcell may reserve for issuance up to 250,000 Class A Restricted Voting Shares and Class B Non-Voting Shares in the aggregate.

NEW MICROCELL BY-LAWS

        The initial board of directors of New Microcell will adopt by-laws for New Microcell, which will be subject to ratification by shareholders at the first annual meeting of shareholders of New Microcell, to be held in 2004.

UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET

MANAGEMENT'S RESPONSIBILITY STATEMENT

        The unaudited pro forma consolidated balance sheet of Microcell Telecommunications Inc. has been prepared by management from the unaudited consolidated balance sheet of Microcell Telecommunications Inc. as at September 30, 2002. In the opinion of the management of Microcell Telecommunications Inc., this unaudited pro forma consolidated balance sheet of Microcell Telecommunications Inc. includes all adjustments necessary for fair presentation. The unaudited pro forma consolidated balance sheet of Microcell Telecommunications Inc. gives effect as at September 30, 2002 to the implementation of the Plan described elsewhere in this Circular. The Plan is subject to amendment and approval.

(Signed) CHARLES SIROIS	(Signed) ANDRÉ TREMBLAY
Chairman of the Board	President, Chief Executive Officer and Director

Montreal, Canada
February 17, 2003

COMPILATION REPORT

To the Directors of Microcell Telecommunications Inc.,

        We have reviewed, as to compilation only, the accompanying unaudited pro forma consolidated balance sheet of Microcell Telecommunications Inc. as at September 30, 2002 prepared for inclusion in this Information Circular and Proxy Statement pertaining to the plan of arrangement, compromise and reorganization of Microcell Telecommunications Inc. and certain subsidiaries. In our opinion, the unaudited pro forma consolidated balance sheet has been properly compiled to give effect to the proposed transactions and the assumptions described in the notes thereto.

Montreal, Canada February 17, 2003	(Signed) ERNST & YOUNG LLP Chartered Accountants

COMMENTS FOR UNITED STATES READERS ON DIFFERENCES BETWEEN
CANADIAN AND UNITED STATES REPORTING STANDARDS

        The above report, provided solely pursuant to Canadian securities regulations, is expressed in accordance with standards of reporting generally accepted in Canada. Such standards contemplate the expression of an opinion with respect to the compilation of pro forma financial statements. United States standards do not provide for the expression of an opinion on the compilation of pro forma financial statements. To report in conformity with United States standards on the reasonableness of the pro forma adjustments and their application to the pro forma financial statements requires an examination or review which would be substantially greater in scope than the review as to compilation only that we have conducted. Consequently, under United States standards, we are unable to express an opinion with respect to the compilation of the accompanying unaudited pro forma consolidated balance sheet.

Montreal, Canada February 17, 2003	(Signed) ERNST & YOUNG LLP Chartered Accountants

UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET (NOTE 1)

As at September 30, 2002

(in thousands of Canadian dollars)

	Microcell as at September 30, 2002 $	Pro Forma Adjustments $		Microcell Pro Forma as at September 30, 2002 $
ASSETS
Current assets
Cash and cash equivalents	86,963	—		86,963
Short-term investments and marketable securities	41,537	(3,268)	2(a)	38,269
Receivables	83,822	—		83,822
Inventories	18,260	—		18,260
Other current assets	37,780	(4,345)	2(a)	33,435

Total current assets	268,362	(7,613)		260,749
Capital assets	724,925	(407,329)	2(a)	317,596
Intangible assets	2,727	245,755	2(a)	248,482
Long-term investments	11,881	1,665	2(a)	13,546
Deferred charges and other assets	41,281	(12,051)	2(b)	1,957
		(27,273)	2(a)

	1,049,176	(206,846)		842,330

LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIENCY)
Current liabilities
Accounts payable and accrued liabilities	125,584	(38,076)	2(c)	87,508
Deferred revenues	40,223	—		40,223
Deferred gain	3,060	(3,060)	2(a)	—
Current portion of long-term debt	43,380	(43,380)	2(d)	—
		5,000	2(d)	5,000

Total current liabilities	212,247	(79,516)		132,731
Deferred gain	17,378	(17,378)	2(a)	—
Long-term debt:
Senior Secured Term Loans	549,073	(204,073)	2(d)	345,000
Senior Discount Notes	1,444,015	(1,444,015)	2(e)	—
Deferred income tax liabilities	27	(27)	2(a)	—

	2,222,740	(1,745,009)		477,731

Shareholders' equity (deficiency)
Share capital and Warrants (note 1 (h) and (i))	1,169,448	(1,169,083)	2(f)	364,599
		247,927	2(d)
		116,307	2(e)
Deficit	(2,343,012)	2,343,012	2(a)	—

	(1,173,564)	1,538,163		364,599

	1,049,176	(206,846)		842,330

See accompanying notes.

NOTES TO THE UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET

(in thousands of Canadian dollars)

1.    BASIS OF PRESENTATION AND GOING CONCERN UNCERTAINTY

  The purpose of the unaudited pro forma consolidated balance sheet of Microcell is to give effect to the financial reorganization proposed in the Plan involving Microcell and certain of its subsidiaries, as at September 30, 2002. Capitalized terms used in the notes without definition have the meanings ascribed to them in the accompanying Circular of the Company dated February 17, 2003. The unaudited pro forma consolidated balance sheet of Microcell represents management's best estimate of the effects of the transactions and are presented for illustrative purposes and do not purport to be indicative of the Company's financial position that would have actually been attained had such transactions been consummated as of September 30, 2002, or that may be attained in the future.

  The unaudited pro forma consolidated balance sheet of Microcell which has been prepared on the fresh start basis of accounting, gives effect to the Plan and has been prepared on a going concern basis in accordance with generally accepted accounting principles. The going concern basis of presentation assumes Microcell will continue to operate for the foreseeable future and be able to realize its assets and discharge its liabilities in the normal course of business. Microcell's ability to continue as a going concern depends on its ability to successfully implement the Plan. The outcome of this matter is uncertain at this time. This unaudited pro forma consolidated balance sheet of Microcell does not include any adjustments to the amounts and classifications of assets and liabilities that might be necessary should Microcell be unable to continue in business. Under the fresh start basis, the carrying values of Microcell's assets and liabilities are based upon management's best estimate of their fair values on September 30, 2002.

  The unaudited pro forma consolidated balance sheet of Microcell should be read in conjunction with the description of the Plan, Management's Discussion and Analysis of Financial Condition and Results of Operations, the audited consolidated financial statements of the Company as at December 31, 2001, and the unaudited interim consolidated financial statements of the Company as at September 30, 2002, which are included in the Circular.

  The accounting policies used to prepare the unaudited pro forma consolidated balance sheet of Microcell, are the same as those described in the summary of significant accounting policies (note 2) to the Company's audited consolidated financial statements as at and for the year ended December 31, 2001, except for the adjustments required to implement the fresh start basis of accounting and the accounting policy changes described in the note 2 to the unaudited interim consolidated financial statements of the Company as at and for the nine-month period ended September 30, 2002.

  The following is a summary of the principal transactions and corporate changes provided in the Plan. The transactions mentioned below are described in more detail in the Plan which is included in the Circular. The Plan is subject to amendment and approval.

  (a)
  New Microcell would be incorporated under the CBCA;

  (b)
  Microcell would cause the amalgamation of its principal subsidiaries;

  (c)
  a reorganization of the share capital of Microcell would be completed;

  (d)
  New Microcell would subscribe for non-redeemable common shares of Microcell, the subscription price therefor being payable by way of a nominal cash consideration and delivery of an undertaking to deliver New Securities upon the redemption by the Company of the Current Shareholdings;

  (e)
  Microcell will redeem the Current Shareholdings, for New Securities in the capital of New Microcell as provided in the Plan and all of the issued and outstanding options or other rights to acquire shares of Microcell will be cancelled, without payment of any consideration;

  (f)
  Tranche B Debt and Tranche C Notes (if applicable) will be created having an aggregate Canadian dollar equivalent value as of the Effective Date of $350,000;

  (g)
  New Microcell will issue to the Secured Creditors, First Preferred Shares and Second Preferred Shares (voting or non-voting series) for an amount of $176,500 and $71,427 respectively, in consideration for equivalent principal amounts of the Secured Debt.

    If the Advance Tax Ruling is not obtained regarding the qualification as Distress Preferred Shares prior to the First Reorganization Date and, pursuant to the Plan, the Administrative Agent as agent on behalf of the Secured Creditors, delivers an election to receive First Units and Second Units on the Effective Date in lieu of First Preferred Shares and Second Preferred Shares. First Units and Second Units will be issued by New Microcell as distributions under the Plan to all Affected Creditors that would have otherwise received First Preferred Shares and Second Preferred Shares, respectively.

  (h)
  New Microcell will issue, to the Affected Unsecured Creditors, Second Preferred Shares (voting or non-voting series) in the amount of $71,427, and Class A Restricted Voting Shares or Class B Non-Voting Shares and Warrants in the aggregate amount of $44,880 in consideration for the payment of the Senior Discount Notes due 2006, 2007 and 2009, assuming that the Administrative Agent has not delivered an election to receive First Units and Second Units.

    If the Administrative Agent as agent on behalf of the Secured Creditors delivers an election to receive First Units and Second Units, New Microcell will issue, to the Affected Unsecured Creditors, Second Units in the amount of $71,427, and Class A

    Restricted Voting Shares or Class B Non-Voting Shares and Warrants in the aggregate amount of $44,880 in consideration for the payment of the Senior Discount Notes due 2006, 2007 and 2009.

  (i)
  the issuance by New Microcell to holders of Current Shareholdings of Class A Restricted Voting Shares, Class B Non-Voting Shares and Warrants in the aggregate amount of $365.

2.    PRO FORMA ADJUSTMENTS

  The unaudited pro forma consolidated balance sheet of Microcell as at September 30, 2002 gives effect to the following transactions and events, as if they had occurred on September 30, 2002. These transactions and events are assumed to occur based on the Plan; the amounts of the Claims are calculated assuming an Effective Date of March 31, 2003. Any amendments to the Plan (including as to the terms and conditions of financial instruments to be issued under the Plan) may result in different financial reporting implications than those presented in the unaudited consolidated pro forma balance sheet.

  (a)
  As discussed in note 1, the unaudited pro forma consolidated balance sheet of Microcell has been prepared on the fresh start basis of accounting. The Company's financial advisor assisted in the determination of the enterprise value of the Company assuming effectiveness of the Plan, and a range of values was developed. The final enterprise value utilized was $714,599, which has been allocated between long-term debt of $350,000 and equity of $364,599. This enterprise value was determined based on several traditional valuation methodologies, utilizing projections developed by management including discounted cash flow analysis and comparable company trading analyses. A comprehensive revaluation of the assets and liabilities of Microcell has been done based on this enterprise value. Pursuant to this revaluation the Company assigned a value, calculated at management's best estimate, to Microcell's intangible assets, which are, the PCS License at $187,898, the Customer list at $32,106 and the Fido® brand name at $28,478. The customer list will be amortized over 30 months. The PCS License and the Fido® brand name were determined to have an indefinite life and will not be amortized but will be tested for impairment on an annual basis. (See "Risk Factors — Enterprise Value");

  (b)
  As a result of the transactions under the Plan, the Company's interest rate swaps are recorded at fair value as at September 30, 2002 since the long-term debt that was being hedged will no longer exist. The unaudited consolidated pro forma balance of deferred charges and other assets of $1,957 represent the fair value of the cross-currency and interest rate swaps, which were subsequently terminated for that amount. Deferred charges of $27,273 mainly relating to the long-term debt have been reduced to nil;

  (c)
  As a result of the transactions under the Plan, the Notes of the Company will be converted into new equity. As a result, the accrued unpaid interest on the Notes will no longer be payable. The pro forma adjustment of $38,076 represents mainly the cancellation of such interests;

  (d)
  Pursuant to the Plan, the Existing Credit Facilities and the net payable to the Secured Creditors with respect to certain of the terminated cross currency and interest rate swaps (except for the swaps discussed in 2 (b)) will be converted into new Tranche B Debt ($300,000) and Tranche C Notes ($50,000) as well as First Preferred Shares or First Units ($176,500) and Second Preferred Shares or Second Units ($71,427);

  (e)
  Pursuant to the Plan, the Notes will be converted into Second Preferred Shares or Second Units for an amount of $71,427 and Class A Restricted Voting Shares or Class B Non-Voting Shares and Warrants for an aggregate amount of $44,880;

  (f)
  Pursuant to the Plan, the Current Shareholdings will be converted into Class A Restricted Voting Shares, Class B Non-Voting Shares and Warrants for an aggregate amount of $365;

  (g)
  For purposes of the unaudited pro forma consolidated balance sheet, it is assumed that the Class A Restricted Voting Shares and the Class B Non-Voting Shares will be listed on a Recognized Exchange.

  The transactions mentioned above are described in more detail elsewhere in this Circular.

3.    PRO FORMA LONG-TERM DEBT

  The pro forma long-term debt consists of Senior Secured Term Loans, in the aggregate amount of $350,000 which are divided into Tranche B Debt and Tranche C Notes as follows:

  Tranche B Debt:

  Term loan consisting of a Canadian dollar series in the amount of $100,000 and a US dollar series with a principal amount equivalent to Canadian $200,000, bearing interest at the Tranche A Exit Facility's rate plus 0.5%, payable in quarterly installments starting in June 2003 and maturing in December 2008. The Tranche B Debt will be collateralized by a second lien on all assets post-reorganization, subject to customary exceptions and covenants. Reimbursements of Tranche B Debt are as follows: 2.5% of the principal amount in 2003; 3.33% in 2004; 3.33% in 2005; 5% in 2006; 5% in 2007; and 80.84% in 2008.

  Tranche C Notes:

  Tranche C Notes in the amount of $50,000, bearing interest at 8.0% paid semi-annually at the Company's discretion (i) in cash; or (ii) accruing and compounding such interest semi-annually until paid, due on the tenth anniversary of the Effective Date. Mandatory prepayments are as follows: amount remaining of any excess cash flow from operations and asset sales not previously applied (subject to customary exceptions), determined on an annual basis, to be applied first to pay accrued but unpaid interest and any balance to mandatory prepayments of principal, subject to maximum of 25% of principal amount in the aggregate (except as to major sales of assets) during the first five years. The Tranche C Notes will be collateralized by a third lien on all assets post-reorganization, subject to customary exceptions and covenants.

  In addition to the Tranche B Debt and the Tranche C Notes, the Company may borrow an amount between $25,000 and $75,000 as Tranche A Exit Facility in the form of a revolving credit loan with its terms to be negotiated with the lender(s) thereof. The Tranche A Exit Facility will be collateralized by a first lien on all assets post-effectiveness of the Plan, subject to customary exceptions and covenants.

4.    PRO FORMA SHARE CAPITAL

  Pro forma authorized share capital

  An unlimited number of First Preferred Shares, issuable as FPV Shares (convertible under certain conditions into FPNV Shares or Class A Restricted Voting Shares) and FPNV Shares (convertible under certain conditions into FPV Shares or Class B Non-Voting Shares), with fixed, non-cumulative preferential dividends of 9% per annum, redeemable in cash at any time at the option of Microcell and mandatorily redeemable in cash or Class A Restricted Voting Shares and Class B Non-Voting Shares on the tenth anniversary of the Effective Date (as defined in the Circular), based on a redemption price equal to the issuance price per share plus the Accretion Amount;

  An unlimited number of Second Preferred Shares, issuable as SPV Shares (convertible under certain conditions into SPNV Shares or Class A Restricted Voting Shares) and SPNV Shares (convertible under certain conditions into SPV Shares or Class B Non-Voting Shares), with fixed, non-cumulative preferential dividends of 9% per annum, redeemable in cash at any time at the option of Microcell and mandatorily redeemable in cash or Class A Restricted Voting Shares and Class B Non-Voting Shares on the tenth anniversary of the Effective Date, based on a redemption price equal to the issuance price per share plus the Accretion Amount;

  An unlimited number of Class A Restricted Voting Shares;

  An unlimited number of Class B Non-Voting Shares;

  2005 Warrants;

  2008 Warrants.

  First Units consisting of (i) First Notes and (ii) FPV2 Shares or FPNV2 Shares, as the case may be, redeemable at the redemption price of $0.0001 per share upon the repayment or the conversion of the notes related thereto. The First Units shall be senior in right of payment to the Second Units.

  Second Units consisting of (i) Second Notes and (ii) SPV2 Shares or SPNV2 Shares, as the case may be, redeemable at the redemption price of $0.0001 per share upon the repayment or the conversion of the notes related thereto. The Second Units shall be subordinate in right of payment to the First Units.

  The authorized share capital is described in more detail elsewhere in this Circular.

5.    TAX IMPLICATIONS

  The Plan should result in a forgiveness of indebtedness of approximately $1,100,000 that is expected to reduce the Company's non-capital losses by approximately $140,000 and capital losses by approximately $960,000.

  Management is under the assumption that non-capital losses of approximately $2,000,000 and the undepreciated capital costs of depreciable property of approximately $320,000 of the new subsidiary created pursuant to the Plan, as described in note 1(b), should be preserved. The losses will expire in the years 2003 through 2008. The use of these losses will generally be restricted in future years to profits from the Microcell and similar businesses. The amounts of these tax attributes and the expiration dates may vary, as they are dependent on the Plan and valuation matters. The tax benefits of the losses and net deductible temporary differences have not been recorded in the unaudited pro forma consolidated balance sheet of Microcell.

6.    U.S. GAAP

  This unaudited pro forma consolidated balance sheet has been prepared in accordance with accounting principles generally accepted in Canada. No material adjustments to the Microcell's unaudited pro forma consolidated balance sheet would be required to conform with U.S. GAAP and the accounting principles and practices required by the United States Securities and Exchange Commission, except as related to the First and Second Preferred Shares as well as to the First and Second Units.

  Under U.S. GAAP, until the effective date of the new accounting standards described below, redeemable preferred shares subject to mandatory redemption requirements that are outside the control of the issuer are excluded from "shareholders' equity (deficiency)" and presented separately in the issuer's balance sheet between liabilities and shareholders' equity (deficiency). Under Canadian GAAP, such shares are presented as equity ($319,354 at September 30, 2002, on a pro-forma basis). Microcell will be required to adopt new accounting standards for financial instruments in the United States, upon final approval. Under such standards, there would no longer be a mezzanine section on the balance sheet and Microcell's redeemable preferred shares would be classified as a liability.

  As described above, Affected Creditors may receive First Units and Second Units instead of First Preferred Shares and Second Preferred Shares. Under Canadian GAAP these First Units and Second Units are presented as equity. Under US GAAP these instruments would be classified as debt instruments.

  The following table outlines the adjustments to the unaudited pro forma consolidated balance sheet that would be required to conform with accounting principles generally accepted in the United States.

	Microcell Pro Forma as at September 30, 2002 Cdn GAAP	Pro Forma Adjustments	Microcell Pro Forma as at September 30, 2002 assuming the issuance of the First Preferred Shares and Second Preferred Shares US GAAP	Pro Forma Adjustments	Microcell Pro Forma as at September 30, 2002 assuming the issuance of the First Units and Second Units US GAAP
Current portion of long-term debt	5,000	—	5,000	—	5,000
Long-term debt:
Senior Secured Term Loans	345,000	—	345,000	—	345,000
First Units	—	—	—	176,500	176,500
Second Units	—	—	—	142,854	142,854

Total long-term debt (including current portion)	350,000	—	350,000	319,354	669,354
First and Second Preferred Shares	—	319,354	319,354	(319,354)	—
Shareholders' equity (deficiency)
Share capital and Warrants	364,599	(319,354)	45,245	—	45,245

SELECTED CONSOLIDATED FINANCIAL AND OPERATING INFORMATION

        The following tables set forth certain financial and operating data for the periods indicated and should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations, the Audited Consolidated Financial Statements as at and for the year ended December 31, 2001 and the unaudited consolidated financial statements of the Company as at and for the nine-month period ended September 30, 2002. The unaudited financial statements include all adjustments, consisting of normal recurring accruals, which the company considers necessary for a fair presentation of the financial position and the results of operations for these periods. Operating results for the nine-month periods ended September 30, 2002 are not necessarily indicative of the results that may be expected for the entire year ending December 31, 2002. The Company prepares its Consolidated Financial Statements in accordance with Canadian GAAP, which differs in some significant respects from U.S. GAAP. See Note 19 to the Audited Consolidated Financial Statements for a discussion of the differences between Canadian GAAP and U.S. GAAP, included as Appendix F to this Circular. The selected consolidated financial and operating information has been prepared on a going concern basis in accordance with generally accepted accounting principles. As described in Note 20 (h) of the Company's 2001 consolidated financial statements, there is significant uncertainty regarding the Company's ability to continue as a going concern.

	Nine months ended September 30		Years ended December 31
	2002	2001	2001	2000	1999
		[Restated(1)]	[Restated(1)]	[Restated(1)]	[Restated(1)]
	(in thousands of Canadian dollars, except for the data relating to shares)
Statement of Loss:
Revenues
Services	425,976	374,735	$509,082	$365,665	$228,375
Equipment sales	14,335	25,146	32,408	40,321	32,091

	440,311	399,881	541,490	405,986	260,466
Cost of products and services	211,072	262,942	336,753	306,391	239,391
Selling and marketing	81,289	86,290	115,638	119,049	108,252
General and administrative	81,741	73,784	98,902	92,878	75,805
Depreciation and amortization	169,106	130,676	177,990	131,304	107,444

Operating loss before restructuring charges and impairment of intangible assets:	102,897	153,811	187,793	243,636	270,426
Restructuring charges	3,761	—	5,226	—	—
Impairment of intangible assets	223,399	—	—	—	—

Operating loss	330,057	153,811	193,019	243,636	270,426
Interest income	(3,754)	(5,666)	(6,553)	(20,341)	(8,615)
Interest expense and financing charges	170,496	166,217	224,237	194,213	155,078
Foreign exchange loss (gain)	6,549	42,752	51,129	24,638	(31,845)
Gain — Financial instruments	(8,816)	—	—	—	—
Net gain on disposal of investments(2)	—	—	—	(285,967)	—
Loss in value of investments, marketable securities and other assets(2)	11,354	31,748	33,093	248,336	—
Share of net loss (net income) in investees(2)	13,014	3,628	5,282	(20,573)	8,269

Loss before income taxes	518,900	392,490	500,207	383,942	393,313
Income tax provision (benefit)(2)	(72,061)	(2,400)	(1,722)	(115,515)	324

Net loss	446,839	390,090	498,485	$268,427	$393,637

Loss per share(1)	$1.86	$3.75	$4.56	$2.79	$4.78

	Nine months ended September 30		Years ended December 31
	2002	2001	2001	2000	1999
				[Restated(1)]	[Restated(1)]
	(in thousands of Canadian dollars, except for the data relating to shares)
Net loss (U.S. GAAP)(3)	$465,112	$410,309	$498,167	$250,116	$396,166
Comprehensive loss (U.S. GAAP)(3)	$457,911	$399,752	$495,270	$251,016	$396,166
Loss per share (U.S. GAAP)(2)(3)	$1.93	$3.95	$4.56	$2.60	$4.81
Other Data:
EBITDA(4)	$66,209	$(23,135)	$(9,803)	$(112,332)	$(162,982)
EBITDA (U.S. GAAP)(3)(4)	$67,707	$(25,969)	$(13,305)	$(114,938)	$(162,982)
Capital expenditures	$118,706	$290,071	$407,395	$277,191	$133,572
Per share data:
Loss (non diluted)(1)	$1.86	$3.75	$4.56	$2.79	$4.78
Loss (diluted)(1)	$1.86	$3.75	$4.56	$2.79	$4.78

  Quarterly data [in millions of dollars, except for per-share data]

Year ended December 31, 2001 (unaudited)	Q1 $	Q2 $	Q3 $	Q4 $
Revenues [Restated]	119.4	134.1	146.4	141.6
Net loss	(172.0)	(75.2)	(142.9)	(108.4)
Basic loss per share	(1.67)	(0.72)	(1.37)	(0.88)
Diluted loss per share	(1.67)	(0.72)	(1.37)	(0.88)

  Quarterly data[in millions of dollars, except for per-share data]

Year ended December 31, 2000 (unaudited)	Q1 $	Q2 $	Q3 $	Q4 $
Revenues [Restated]	81.7	99.4	110.6	114.3
Net income (loss)	126.1	(133.9)	(123.7)	(136.9)
Basic earnings (loss) per share	1.40	(1.36)	(1.25)	(1.39)
Diluted earnings (loss) per share	1.38	(1.36)	(1.25)	(1.39)

	As at September 30		As at December 31
	2002	2001	2001	2000	1999
				[Restated(1)]	[Restated(1)]
Balance Sheet Data:
Cash and cash equivalents(5)	$86,963	$36,138	$19,005	$87,378	$125,932
Short-term investments and marketable securities(6)	41,537	60,674	159,524	75,957	24,377
Short-term investments — restricted(6)	—	—	—	120,170	—
Capital assets	724,925	774,884	764,048	659,545	512,643
Intangible assets	2,727	251,931	226,126	2,866	3,002
Total assets	1,049,176	1,380,173	1,395,259	1,209,226	817,850
Total long-term debt (excluding current portion)	1,993,088	2,075,771	1,887,048	1,680,699	1,499,456
Share capital	1,167,678	825,349	1,167,371	728,050	327,599
Warrants	1,770	2,077	2,077	2,077	5,625
Deficit	2,343,012	1,756,280	1,896,173	1,397,688	1,129,261
Deficit (U.S. GAAP)(3)	2,409,046	1,856,076	1,943,934	1,445,767	1,195,651
Accumulated other comprehensive income (loss), end of period (U.S. GAAP)(3)	9,198	9,657	1,997	(900)	—

(1)
Effective January 1, 2001, the Company changed its method of determining the earnings (loss) per share with the adoption of Section 3500, Earnings per Share, of the Canadian Institute of Chartered Accountants' Handbook. Both basic and diluted earnings (loss) per share are now calculated using the treasury stock method as opposed to the imputed interest method, as required under the previous recommendations. The adoption of these recommendations had no effect on the basic and diluted loss per share previously presented. However, the rights issue completed in 2001 contained a bonus element and was offered to all existing shareholders. As a result, basic and diluted loss per share were adjusted retroactively for all periods presented in order to reflect the bonus element. Consequently, the number of shares used in computing basic and diluted loss per share for all periods presented prior to the rights issue is the weighted-average number of shares outstanding for those periods, multiplied by a factor of 1.5035. The reconciliation of the numerator and denominator for the calculation of loss per share is as follows:

	Nine month ended September 30		Years ended December 31
	2002 $	2001 $	2001 $	2000 $	1999 $
				[Restated]	[Restated]
Net loss	446,839	390,090	498,485	268,427	393,637

Weighted-average number of shares outstanding	240,200	68,838	108,915	63,724	53,955
Shares issuable pursuant to exercise of initial warrants	253	291	297	291	789

Number of shares for basic loss per share calculation	240,453	69,129	109,212	64,015	54,744
Adjustment factor	—	1.5035	—	1.5035	1.5035

Adjusted number of shares for basic loss per share calculation	240,453	103,936	109,212	96,247	82,308
Additional shares for diluted loss per share calculation	—	8	3,312	997	553

Adjusted number of shares for diluted loss per share calculation	240,453	103,944	112,524	97,244	82,861

Basic and diluted loss per share[dollars]	1.86	3.75	4.56	2.79	4.78

  In addition, the Company has retroactively adopted the new accounting recommendations with respect to accounting foreign exchange gains or losses on monetary items and non-monetary items carried at market that have a fixed or ascertainable life extending beyond the end of the following year. Previously, these gains and losses were deferred and amortized on a straight-line basis over the term of the related items. The new recommendations require that these gains and losses be included in the determination of net income as they arise. This change in accounting policy has been applied retroactively and has had the following impact on the financial statements: For 2001, total assets decreased by $16,584,000, deficit increased by $16,584,000, and loss per share increased by $0.01. For 2000, total assets decreased by $15,331,000, deficit increased by $15,331,000, and loss per share increased by $0.19 (including the effect of the rights issue as discussed above). For 1999, loss per share decreased by $0.47 (including the effect of the rights issue as discussed above).

  The 2001, 2000 and 1999 figures have also been adjusted to reflect the adoption of the provisions set forth in the Financial Accounting Standards Board's Emerging Issues Task Force (the "Task Force") issue entitled Accounting for Consideration Given by a Vendor to a Customer or a Reseller of the Vendor's Products (EITF 01-9). The consensus reached by the Task Force ruled that a cash consideration (including a sales incentive) given by a vendor to a customer is presumed to be a reduction of the selling price of the vendor's products or services and, therefore, should be accounted for as a reduction of revenue. Previously, these considerations were presented as marketing expenses with the corresponding revenues. For the nine-month periods ended September 30, 2001, the impact of the change was to reduce operating revenues and selling and marketing expenses for the PCS operating segment by $15.1 million. The impact for the years ended December 31, 2001, 2000 and 1999 was a reduction of $19.3 million, $22.8 million and $10.9 million respectively, in both operating revenues and selling and marketing expenses. The adoption of EITF 01-9 did not have an effect on the Company's net loss, key operating measures or cash flows.

(2)
During 2000, the Company sold its equity investments in Saraide.com to InfoSpace and received in exchange 2,281,326 shares of InfoSpace (stock split adjusted) and an interest of 4.3% in the new company created by InfoSpace following this transaction (Saraide, Inc.). The resulting gain of $291.9 million, net of income taxes, and the corresponding deferred tax liabilities of $108.7 million, were recorded at the time of the transaction. With respect to benefits from previously unrecognized losses and temporary differences, a corresponding tax asset of $108.7 million was also recognized which resulted in an income tax benefit. Following this transaction, 961,894 shares of InfoSpace were sold at an average price of US$61.19 resulting in a loss on disposal of $6.8 million.

  Throughout the year, the carrying value of the remaining shares of InfoSpace was reduced based on the closing value of the shares on Nasdaq at each balance sheet date and the corresponding loss in value of $225.7 million was recorded. In light of management estimates and based on the decline in market conditions for high technology companies, on December 31, 2000, the Company reduced its 4.3% interest in Saraide, Inc. to its estimated net realizable value. Accordingly, non-cash charge of $22.6 million was recorded, thereby bringing the cumulative loss in value of investments to $248.3 million, and the corresponding future income tax liability was adjusted from $12.9 million to $4.6 million resulting in a deferred income tax benefit of $8.3 million. Finally, the Company recorded its share of net income in its equity investments, resulting in net income of $20.6 million in 2000. In 2001, the Company reduced the value of the remaining InfoSpace shares and of certain long-term investments to their net estimated realizable value. Accordingly, non-cash charges of $33.1 million were recorded.

(3)
In certain respects, Canadian GAAP differ from U.S. GAAP. Accordingly, certain line items with respect to the Statement of Loss and Balance Sheet Data differ as a result of the application of U.S. GAAP. For a discussion of the principal differences between Canadian GAAP and U.S. GAAP, see Note 19 to the Consolidated Financial Statements. The most significant differences relate to:

(i)
the requirement to record as an expense over the vesting period of an option the excess of the estimated fair market value of the shares over the exercise price of such option. As a result, an amount of $60,723,000 was expensed in 1996;

(ii)
the requirement to record the share of net income in an investee which is a private investment company based on both, realized and unrealized, gains or losses. As a result an amount of $22,079,000 was recorded as a loss in 2001 and $18,583,000 as a gain in 2000;

(iii)
the requirement to report, as net loss, a measure of all changes in equity of an enterprise that result from recognized transactions and other economic events of the period other than transactions with owners in their capacity as owners. All other transactions should be reported as other comprehensive loss which is excluded from the Earnings Per Shares calculation. The comprehensive loss includes both, net loss and other comprehensive loss. As a result, and following a decline in value of marketable securities in the amount of $158,964,000 which was considered to be other than temporary by the Company and consequently was reclassified from other comprehensive loss to net loss, the Company reported in 2000 an amount of $900,000 as other comprehensive loss and $1,997,000 as other comprehensive income in 2001; and

(iv)
Under Canadian GAAP, the impact of changes in income tax rates on the measurement of deferred tax assets and liabilities are recorded when the changes in tax rates have been substantively enacted. Under U.S. GAAP, changes in income tax rates are recorded when the change in tax rates has been legislated. Under Canadian GAAP, the estimated deferred tax liabilities related to the MCS Licenses acquired during 2001, in the amount of $72,896,000, resulting from the difference between the carrying value and the tax basis of the asset acquired, has been capitalized to the MCS Licenses. This amount was determined using substantially enacted tax rates at the date of acquisition. Using legislated tax rates at the date of acquisition, the tax liability and related increase in the carrying value of the asset was $98,667,000 under U.S. GAAP. During 2001, the change in rates was legislated, which resulted in a decrease in the deferred tax liability and a credit to income of $25,771,000 under U.S. GAAP (nil in 2000).

(4)
EBITDA may not be identical to similarly titled measures reported by other companies. Furthermore, it should not be considered in isolation or as alternative measurements of operating performance or liquidity to net loss, operating loss, cash flows from operating activities or any other measures of performance under Canadian and U.S. GAAP. The Company believes that EBITDA is viewed as relevant supplemental measure of performance in the wireless telecommunications industry.

(5)
Cash equivalents consist of highly liquid, held to maturity investment grade securities. Cash equivalents have maturities of 90 days or less from the date of purchase.

(6)
Short-term investments consist of highly liquid, held to maturity investment grade securities with terms not exceeding twelve months. As at December 31, 2001, marketable securities include 407,665 shares of InfoSpace (1,319,432 in 2000). As of December 31, 2000, $120,710,000 of short-term investments was designated as collateral for letters of guarantee issued to support the Company's participation in Industry Canada's auction of additional PCS spectrum in the 1.9 GHz frequency range. On January 25, 2001, after the Company decided to withdraw from the auctioning process, the letters of guarantee issued with respect to the auction were cancelled and the related collateral was released.

(7)
On July 15, 2002, the Company decided to unhedge the 2009 Notes and de-designate, for accounting purposes, the cross-currency swap on the principal balance of the Notes in the amount of US$270,000,000. On that day, the Company terminated US$220,000,000 of the US$270,000,000 hedging agreements, generating net proceeds of $28,914,000 and a deferred gain of $17,778,000, which is being amortized over the remaining life of the Notes. The de-designation created also a gain on financial instruments in the amount of $8,816,000, which was due to the appreciation in the fair market value of the remaining US$50,000,000 cross-currency swap from the date of its de-designation ($8,177,000), and to the amortization of the deferred gain generated by the appreciation in the fair market value of the cross-currency swap before its de-designation as a hedging instrument ($639,000).

  In November 2002, the Company terminated US$20,000,000 of the remaining US$50,000,000 hedging agreements. This termination generated proceeds of $4,355,000 and a loss on financial instruments of $1,269,000. The Company also terminated its two interest rate swaps on Tranches C and D of the senior secured loans. These terminations generated a cash disbursement and a loss on financial instruments in the amount of $2,398,000, which will be deferred and amortized over the remaining life of the senior secured loans covered by the hedging agreements.

  In December 2002, all the remaining hedging agreements of the Company (cross-currency and interest rate swaps) were terminated and generated a net payable to the counterparties of $9,254,000.

RISK FACTORS

        AFFECTED CREDITORS SHOULD READ AND CONSIDER CAREFULLY THE RISK FACTORS SET FORTH BELOW, AS WELL AS THE OTHER INFORMATION REGARDING NEW MICROCELL SET FORTH IN THIS CIRCULAR (AND ALL DOCUMENTS DELIVERED HEREWITH AND/OR INCORPORATED HEREIN BY REFERENCE), PRIOR TO VOTING TO ACCEPT OR REJECT THE PLAN. THESE RISK FACTORS SHOULD NOT, HOWEVER, BE REGARDED AS THE ONLY RISKS ASSOCIATED WITH THE PLAN AND ITS IMPLEMENTATION.

        For a discussion of certain other possible risk factors, creditors should also refer to the sections respectively titled "Liquidity and Capital Resources" and "Risk and Uncertainties" in the Management's Discussion and Analysis of Financial Condition and Results of Operations attached hereto as Appendix "E".

Risk Factors relating to the Business

Need for Additional Financing; Adverse Consequences of Financial Leverage

        The current business plan of New Microcell does not require additional financing assuming it is implemented without material variances; however, if actual results vary from the business plan and if the assumptions underlying the business plan were to change, additional funds may be required. Actual amounts of funds required may vary materially from these estimates and additional funds may be required as a result.

        Sources of funding for New Microcell's further financing requirements may include, in addition to the Tranche A Exit Facility, additional bank financing, vendor financing, public offerings or private placements of equity or debt securities, capital contributions from shareholders and disposition of assets. There can be no assurance that additional financing will be available to New Microcell or, if available, that it can be obtained on a timely basis and on terms acceptable to New Microcell and within the limitations contained in the New Credit Facilities. Failure to obtain the Tranche A Exit Facility or such additional financing could result in the delay or modification of New Microcell's network level of services or in the delay or failure to meet license conditions, which could result in a loss of the PCS License and/or the MCS Licenses. Any of these events could impair Microcell's ability to meet its debt service requirements and could have a material effect on its business.

        The New Credit Facilities are expected to contain restrictive covenants which may affect, and in some cases significantly limit or prohibit, among other things, New Microcell's ability to incur indebtedness, make prepayments of certain indebtedness, create liens, sell assets, make capital expenditures and engage in acquisitions, mergers, amalgamations and consolidations. In addition, the New Credit Facilities will require New Microcell to maintain certain financial ratios, which may include debt to capital ratios, EBITDA levels, subscriber or revenue levels and maximum levels of capital expenditures. If New Microcell fails to comply with the various covenants of its indebtedness, it will be in default under the terms thereof, which would permit holders of such indebtedness to accelerate the maturity of such indebtedness and could cause defaults under other indebtedness or agreements. In such circumstances, the lenders under the New Credit Facilities could foreclose upon all or substantially all of the assets of New Microcell and its subsidiaries, which will be pledged to secure the obligations of New Microcell and Amalco.

        Assuming the implementation of the Plan and assuming that the First Notes and Second Notes will not be issued on the Effective Date and the Tranche A Exit Facility will not be drawn, the total long-term debt of New Microcell as at the Effective Date will be $350 million under Canadian GAAP and under U.S. GAAP, assuming the issuance of the First and Second Preferred Shares. Assuming the issuance of the First Units and Second Units, the total long-term debt of New Micocell as at the Effective Date will be $669 million under U.S. GAAP. The terms of the Tranche A Exit Facility are in the process of being negotiated while the Tranche B Debt and Tranche C Notes have been agreed to, but specific covenants, conditions and restrictions have to be agreed upon. Each of these facilities will include conditions and restrictions relating to the operations and activities of New Microcell and the ability to incur additional indebtedness. A portion of New Microcell's interest costs on some of its indebtedness may be added to principal and all or a portion of the accrued dividends on the dividend bearing series of First Preferred Shares and the Second Preferred Shares, assuming the issuance of such series pursuant to the Plan, may be added to redemption prices therefor, thereby further increasing New Microcell's leverage.

        The level of New Microcell's indebtedness could have consequences, including on: (i) New Microcell's ability to obtain additional financing in the future for capital expenditures, working capital, operating losses, debt service requirements or other purposes; (ii) New Microcell's flexibility in planning for, or reacting to, changes to its business and market conditions; (iii) New Microcell's ability to compete; and (iv) New Microcell's vulnerability in the event of a downturn in its business.

Maintenance of Operations and Post Consummation Financing

        Although the Filing Entities believe they will have sufficient funds to meet their obligations under the Plan, the failure to actually have sufficient funds to meet these obligations would pose serious risks to the Filing Entities' viability and could preclude consummation of the Plan or any other recapitalization or reorganization.

        New Microcell's ability to meet its near term funding requirements upon consummation of the Plan is dependent upon a number of factors, including the revenue generated by Amalco, its existing cash balances, the continued availability of, and its ability to obtain and to draw upon the Tranche A Exit Facility or any alternative financing. The terms and conditions of the Tranche A Exit Facility, Tranche B Debt and Tranche C Notes remain subject to negotiation. There can be no guarantee that the Tranche A Exit Facility or any alternative financing will be made upon terms and conditions which enable New Microcell to fully satisfy its funding requirements.

Future Operating Losses; Ability to Service Debt

        New Microcell may experience growth-related capital requirements arising from the funding of network capacity and maintenance and the cost of acquiring new PCS customers. The ability to generate positive net income and cash flow from operations in the future will be dependent upon various factors, including the level of market acceptance of New Microcell's services, the degree of competition encountered by New Microcell, the cost of acquiring new customers, technology risks and general economic conditions and regulatory requirements. There can be no assurance that New Microcell will achieve or sustain operating profitability or positive cash flow from operating activities. If New Microcell cannot achieve operating profitability or positive cash flow from operating activities, it may not be able to meet its debt service or working capital requirements or obtain additional capital required to meet all of its cash requirements. In addition, New Microcell will be required to make interest payments under certain financing arrangements and will be required to make payments of principal thereunder.

Competition

        Competition in the wireless communications industry is intense. The success of Microcell's PCS business will depend upon its ability to compete with other wireless telecommunications service providers in Canada with respect to services, features and devices offered, the technical quality of the wireless system, customer service, system coverage, capacity and price. Microcell competes with other cellular, ESMR and PCS providers, such as Rogers, Telus and the Bell Mobility Partners. In addition, the number of competitors could increase through the licensing to new competitors or additional spectrum, through reselling or wholesaling, such as offered by Microcell, or through a relaxation on the restrictions to foreign participation in the Canadian telecommunications sector. See "Risk Factors — Government Regulation".

        There can be no assurance that Microcell will be able to compete successfully in this environment or that other technologies and products that are more commercially effective than Microcell's technologies and products will not be developed.

        In addition, in order to compete effectively, Microcell subsidizes the sale of its handsets. There can be no assurance as to the amount of such subsidy or that the appropriate subsidy would not materially adversely affect New Microcell's future capital requirements or results of operations. New Microcell cannot predict what impact competition and the introduction of new technologies, products and services will have on the growth of its subscriber base or on the pricing of its current services.

        Competition in the broadband access sector in Canada is also intense. The ILECs and licensed cable operators are currently the dominant players in the provision of broadband access to the Internet in Canada. There can be no assurance that Inukshuk, with its planned MCS services, will be able to compete successfully in this environment or that other technologies and products that are more commercially effective than MCS technologies and products will not be developed.

Technology Risks

        Industry Canada has not mandated any technology protocols for PCS or MCS operators, leaving each licensee free to select among several competing technologies that have sufficient technological differences to preclude their interoperability. Although Microcell has chosen GSM technology for deployment in its PCS network, and believes that GSM offers Microcell significant advantages over other principal competing technologies, there are certain technological and market risks with respect to deployment of GSM.

        MCS technology and equipment suppliers have yet to be selected for Inukshuk's MCS network deployment. However, many of the technologies being considered are still in an early stage of development, which places certain technological and market risks with respect to their deployment, performance and ongoing availability.

Rapid Technological Change

        The wireless telecommunications industry is experiencing significant technological change, as evidenced by evolving industry standards, ongoing improvements in the capacity and quality of digital technology, shorter development cycles for new products and enhancements and changes in end-user requirements and preferences. Such continuing technological advances make it difficult to predict the extent of future competition with cellular, PCS, paging and other services. As a result, there can be no assurance that existing, proposed or as yet undeveloped technologies will not become dominant in the future and render PCS less profitable or even obsolete.

        New Microcell may be required to make more capital expenditures than are currently expected if suppliers fail to meet anticipated schedules, a technology's performance falls short of expectations or commercial success is not achieved.

Health Risks

        Reports have suggested that certain radio frequency emissions from wireless communications transmission equipment and handsets may be linked to certain medical conditions, such as cancer. Scientific investigations are ongoing to review whether radio emissions from wireless handsets and radio transmitters used in connection with wireless technologies pose health concerns, including interference with hearing aids, pacemakers and other medical equipment and devices. There can be no assurance that the findings from such studies will not have a material adverse effect on New Microcell's business or will not lead to government regulation. The actual or perceived health risks of wireless communications devices could adversely affect wireless communications services providers, including New Microcell, through reduced subscriber growth, reduced network usage per subscriber, the threat of product liability lawsuits or reduced availability of financing to the wireless communications industry.

Government Regulation

        The use of radio spectrum by New Microcell will be, as Microcell's use currently is, regulated by Industry Canada pursuant to the Radiocommunication Act. Radio and spectrum licenses are issued for a term and may be renewed at Industry Canada's discretion. They may be suspended or revoked for cause, including failure to comply with the conditions of license, although revocation is rare, and licenses are usually renewed upon expiration. Industry Canada regulation, described further under the headings "Regulatory Framework", above, and "Risk Factors — PCS Licence Conditions and Fees" and "Risk Factors — MCS Licenses Conditions and Fees" below, can materially affect the Company's costs and operations.

        As the owner and operator of Microcell's PCS network and therefore a facilities-based telecommunications carrier, Connexions is a "Canadian carrier" pursuant to the Telecommunications Act and therefore subject to regulation by the CRTC. Inukshuk is expected to be a Canadian carrier. CRTC regulation, described further under the heading "Regulatory Framework" can materially affect New Microcell's services and activities.

        Connexions and Inukshuk are required, as radiocommunication carriers and by the conditions of their respective licenses, to comply with the Canadian Ownership and Control Provisions. The Canadian Ownership

and Control Provisions must also be respected by Connexions and Inukshuk to maintain their eligibility as Canadian carriers under the Telecommunications Act. New Microcell, as the ultimate parent corporation of Amalco (the successor corporation to Connexions) and Inukshuk, must also comply with the Canadian Ownership and Control Provisions, and failure to do so may affect the ability of Connexions and Inukshuk to operate as Canadian carriers and to hold and renew the PCS License and the MCS Licenses. Microcell believes that it and its subsidiaries currently comply with the Canadian Ownership and Control Provisions. Microcell also believes that the Plan has been designed to allow New Microcell and its subsidiaries to comply with the Canadian Ownership and Control Provisions following implementation of the Plan.

        In November of 2002, the Minister initiated a review of the Canadian Ownership and Control Provisions. The review is described further under the heading "Foreign Ownership Restrictions", below. If greater foreign participation is allowed in the Canadian telecommunications sector following the review, this could lead to the opportunity for further foreign investment in New Microcell, as well as more and stronger competitors to New Microcell.

        Ongoing CRTC proceedings and future proceedings, as well as policies and regulations of Industry Canada and other governmental departments and agencies may have an influence on New Microcell's strategies, and may have a material impact on the Company, including any review of Microcell's compliance with the Canadian Ownership and Control Provisions.

PCS License Conditions and Fees

        In March of 2001, Industry Canada renewed Connexions' PCS License for a term of five years expiring on March 31, 2006, with conditions unchanged from the initial license term. The principal PCS License conditions are described under the heading "Regulatory Framework — PCS License Conditions and Fees". Microcell understands that there is no approval required by Industry Canada in respect of the restructuring transactions to be implemented under the Plan and the resulting change of control of Connexions. Microcell also believes that it and its subsidiaries will comply with the Canadian Ownership and Control Provisions following the implementation of the transactions contemplated under the Plan. However, Industry Canada may choose to review the Plan and there is no assurance that Industry Canada will reach the same conclusion as Microcell.

        Industry Canada has the authority at any time to modify a license to ensure the efficient and orderly development of radiocommunications facilities and services in Canada. Industry Canada also has the authority to suspend or revoke a license if the license holder has contravened the Radiocommunication Act or terms and conditions of its license after giving the holder of the license a reasonable opportunity to make representations. There can be no assurance that the PCS License will be renewed, or if renewed, that such renewal will be on the same terms and conditions, or with the same fee structure.

        In this regard, in March 2001, Industry Canada announced its intention to initiate a public consultation process to review the cellular and PCS license conditions, terms and fees. This consultation was launched on December 21, 2002, with the release of Canada Gazette Notice DGRB-004-02, "Consultation on a New Fee and Licensing Regime for Cellular and Incumbent Personal Communications Services (PCS) Licensees". Issues raised for consultation include the following:

  •
  To extend the cellular and PCS licenses to ten-year terms from the current five, meaning Connexions' PCS License term would be extended to 2011 from the current 2006 expiry date;
  •
  To allow the cellular and PCS licensees to benefit from more liberal spectrum disposition rights, including the ability to transfer in whole or in part the assigned spectrum in both the geographic and spectral domains;
  •
  To modify the current cellular and PCS license fee regime from one requiring payment on a site by site basis to a "spectrum license", whereby a licensee pays for total spectrum assigned;
  •
  That there be no fee distinction between PCS and cellular spectrum; that is, for each assigned MHz, cellular and PCS licensees will be charged the same fee. Based on the transitional figures proposed in the Licensing Review document, 30 MHz of national PCS spectrum, such as Connexions holds today, would attract annual "spectrum license" fees of $45 million in 2011; and
  •
  To maintain the obligation that analog roaming and resale be offered by cellular licensees to PCS licensees.

        While the changes to the cellular and PCS license conditions and fees proposed in the consultation process have not been adopted, Industry Canada has stated an intention for any revisions eventually adopted following the consultation to be in effect by April of 2004. There can be no assurance, if there are any changes to the PCS License terms, conditions or fee structure eventually introduced, that these will not materially impact New Microcell and Amalco.

MCS Licenses Conditions and Fees

        On December 21, 2001, Industry Canada issued to Inukshuk ten-year MCS Licenses running to March 31, 2011, for twelve license service areas across Canada. The MCS fee structure and conditions attaching to the MCS Licenses are described under the heading "Government Regulation — MCS Licenses Conditions and Fees".

        Among the MCS Licenses conditions, Inukshuk must obtain prior Ministerial approval, following full review by Industry Canada, for any application to transfer or assign the MCS Licenses, including any disposition of the rights and obligations of the licenses and any change, which would have a material effect on the ownership or control in fact of the licensee. There can be no assurance that the transactions described in the Plan, which will lead to a change of control of Inukshuk, will be approved by the Minister or, if approved, will be done so on a timely basis, or upon the same licensing terms and conditions.

        Industry Canada has the authority at any time to modify a license to ensure the efficient and orderly development of radiocommunications facilities and services in Canada. Industry Canada also has the authority to suspend or revoke a license if the license holder has contravened the Radiocommunication Act or the terms and conditions of its license after giving the holder of the license a reasonable opportunity to make representations.

        In this regard, the difficulties Inukshuk has had to raise adequate financing, described further in the section "Broadband Wireless Business", above, have led to delays in Inukshuk meeting certain of the MCS deployment commitments made to Industry Canada, and have led to Inukshuk suspending further payments to fund learning activities committed to in the initial MCS license application to Industry Canada. There can be no assurance that failure to meet conditions of the MCS Licenses will not result in the application of penalties pursuant to the Radiocommunication Act or other applicable legislation or regulations, including suspension or revocation of the MCS Licenses.

        On November 16, 2001, Industry Canada announced, consistent with an earlier decision by the Federal Communications Commission of the United States, that Canada would henceforth allow both fixed and mobile services in the MCS frequency band. At the same time, Industry Canada announced its intention to initiate a consultation process on licensing considerations arising from such change. There can also be no assurance that the MCS Licenses terms, conditions or fee structure will not change following the announced consultation, which could materially affect Inukshuk's operations or costs.

Investment in Inukshuk

        Inukshuk intends to build across Canada a broadband wireless access network using MCS technology. The building of the data network will require significant capital investment. Inukshuk is a start-up operation with nominal capital resources. The Existing Credit Facilities limit the amount that Microcell can invest in Inukshuk and it is expected that the New Credit Facility will also limit such investments. The cash requirements of Inukshuk may exceed such limits. In such an event, Inukshuk may not be able to raise sufficient capital to fund its operations. There can be no assurance that Inukshuk will be successful in building the data network or that Inukshuk will be profitable. If Inukshuk is not successful, New Microcell may lose its entire investment in Inukshuk.

Customers

        The future success of New Microcell will depend, in large part, on its ability to retain a significant portion of Microcell's existing customer base, expand the business relationships with such customers, and attract and retain new customers. There can be no assurance that New Microcell will be able to maintain a significant portion of the current customer base, increase the amount of business done with some or all these customers, or grow the existing customer base. Failure by New Microcell to maintain a significant portion of its existing customer base and to grow that base would have a material adverse effect on future performance.

Efforts To Reduce Customer Churn

        Microcell has experienced rapid growth and development in a relatively short period. One of its biggest challenges, as it has grown and more recently, has been to limit customer churn. The results of operations of telecommunications service providers can be significantly affected by subscriber cancellations. The sales and marketing costs associated with attracting new subscribers are substantial relative to the costs of providing service to existing customers. Because the telecommunications business is characterized by high fixed costs, disconnections directly and adversely affect EBITDA. An increase in the subscriber cancellation rate could have a material adverse effect on New Microcell.

        Factors contributing to the increase in customer churn experienced during 2002 included the negative publicity surrounding Microcell and its financial condition, and the decision to disconnect some of its delinquent customers. The successful implementation of New Microcell's plan depends, among other things, upon a reduction in the recent rate of customer churn. There can be no assurance, however, that New Microcell will successfully accomplish this or that churn will not increase.

Exchange Rate Fluctuations; Hedging Transactions

        As most of New Microcell's revenues are expected to be received in Canadian dollars, New Microcell will be exposed to foreign exchange risk on payments of interest and repayment of principal under any U.S. dollar denominated portion of its indebtedness.

        Although New Microcell may enter into transactions to hedge the exchange rate risk with respect to its other U.S. dollar-denominated debt and transactions, there can be no assurance that New Microcell will engage in such transactions or, if New Microcell decides to engage in any such transaction, that it will be successful and that changes in exchange rates will not have a material adverse effect on New Microcell's ability to make payments in respect of its U.S. dollar-denominated debt. Such transactions may require that New Microcell provide cash or other collateral to secure its obligations.

        For the purposes of financial reporting, any change in the value of the Canadian dollar against the U.S. dollar during a given financial reporting period would result in a foreign exchange loss or gain on the translation of any U.S. cash and cash equivalents or U.S. dollar-denominated debt into Canadian currency. Such foreign exchange gain or loss on the translation of U.S. dollar-denominated long-term debt is included in income as it arises. Consequently, New Microcell's reported earnings could fluctuate materially as a result of foreign exchange translation gains or losses. There can be no assurance that changes in the exchange rate will not have a material adverse effect on New Microcell or on its ability to make payments in respect of its U.S. dollar-denominated debt.

Company Structure

        New Microcell will be a holding company with no material external sources of income. Substantially all of New Microcell's operations will be conducted through Amalco. New Microcell's cash flow and, consequently, its ability to meet its dividend payment obligations or interest payment obligations, as the case may be, will be dependent upon the cash flow of Amalco and the payment of funds by Amalco to New Microcell in the form of payment of management fees, reimbursement of loans, interest, dividends, advances or otherwise. New Microcell's subsidiaries, including Amalco, will be separate and distinct legal entities and will have no obligation, contingent or otherwise, to make any funds available to New Microcell, whether in the form of loans, dividends or otherwise except for their obligation to pay for the services rendered by New Microcell, and to reimburse the loans made to them by New Microcell, if any, and the interest thereon. Any right of New Microcell to receive assets of its subsidiaries upon their liquidation or reorganization will be structurally subordinated to the claims of such subsidiaries' creditors (including tax authorities, trade creditors and lenders).

Ability to Retain Key Management

        New Microcell's successful transition through the reorganization contemplated by the Plan is dependent in part on its ability to retain and motivate its executive officers and key personnel. There can be no assurance that New Microcell will be able to retain or employ qualified management and technical personnel. While New Microcell will enter into employment agreements with certain members of its senior management, should any of these persons be unable or unwilling to continue their employment with New Microcell, business aspects of New Microcell could be materially and adversely affected. Deterioration of New Microcell's business or loss of a significant number of key personnel could have a material adverse effect on New Microcell and may threaten its ability to survive as a going concern.

Ability to Manage Growth

        New Microcell expects to experience growth and development under the new business strategy described under the heading "The Plan — Business Strategy". Any future growth of the business would require, among others, the development and introduction of new products, control of expenses related to the expansion of its telecommunication network and customer base and the management of additional demands on its customer support, sales and marketing, administrative resources and network infrastructure. If New Microcell is unable to satisfy these requirements, or if it is otherwise unable to manage growth effectively, New Microcell's operation and financial condition could be materially adversely affected.

Additional Financing Requirements for Certain Investments

        Following implementation of the Plan, New Microcell may have minority or non-controlling investments in certain entities. Some of these investee companies may require substantial amounts of additional capital, and their ability to obtain that financing will depend, in part, on their ability to access the capital or lending markets, which will be subject not only to the performance of their business and prospects, but to conditions in the capital markets generally. If such capital is not available or is not forthcoming on acceptable terms, the value of New Microcell's investments in those companies could decrease. Further, if such companies were to issue additional equity securities, it is likely that New Microcell will not be able to participate in such issuance, which could lead to substantial dilution of the value of its investments.

        The Plan will not affect or compromise any claims of Argo II's general partner in respect of the Company's unpaid capital contribution to Argo II. The Company has agreed, in its discussions with the Steering Committee regarding its recapitalization, not to make such a contribution for the time being. The interest of New Microcell in Argo II may be revoked in its entirety if such a contribution is not made.

Risk Factors relating to the Plan and its implementation

Alternatives to Consummation of the Plan

        The Company believes that the Plan provides a more favourable result for Affected Creditors as would be the case if there were to be a forced sale or liquidation of the assets of the Filing Entities — See "The Plan — Position of the Board". The Plan results from extensive negotiations among the Company and various stakeholders and the Company believes that an alternate plan of reorganization would not be as favourable to all Affected Creditors. Additionally, it is unclear whether the Filing Entities would survive as a going concern in a protracted alternative plan of reorganization as it may have difficulty sustaining operations in the face of erosion of customer and supplier confidence, loss of key personnel and liquidity difficulties that could well result in such circumstances. See "The Plan — Implication of Failure to Implement the Plan".

Conditions to Implementation of Plan

        Implementation of the Plan is subject to various conditions, including regulatory approvals and the granting of the Sanction Order, which must be fulfilled prior to implementation and effectiveness of the Plan. See "Risk Factors Relating to the Business — PCS License Conditions and Fees". As of the date of this Circular, there can be no assurance that any or all of the conditions in the Plan will be satisfied (or waived, if applicable). Accordingly, there can be no assurance that the Plan will be consummated even if approved. See "The Plan — Conditions to the Implementation of the Plan".

Uncertainty with respect to New Microcell's Financial Condition

        Adverse publicity or news coverage relating to the Filing Entities' proceedings under CCAA could have an adverse effect on all or parts of the business of New Microcell. Even with the Plan confirmed and consummated, there can be no assurance that possible negative publicity could not adversely affect results of operations or have a long-term effect on the Fido brand and New Microcell and its subsidiaries.

        In addition, this uncertainty may adversely affect New Microcell's relationships with its suppliers. If suppliers become concerned about New Microcell's financial condition they may demand quicker payment terms or not extend normal trade credit, both of which could adversely affect New Microcell's working capital position. New Microcell may not be successful in obtaining alternative suppliers if the need arises and this would adversely affect New Microcell's results of operations and its ability to conduct its business.

Prevention of Transactions Involving a Change of Control of New Microcell

        Certain provisions of the New Credit Facilities, which are expected to require repayment or give the lenders or holders thereunder the option to require repayment upon certain change of control transactions, could have the effect of delaying or preventing transactions involving a change of control of New Microcell and its subsidiaries, including transactions in which shareholders might otherwise receive a substantial premium for their shares over the then current market prices, and may limit the ability of shareholders of New Microcell to approve transactions that they may deem to be in their best interest.

        The Articles of Incorporation of New Microcell will contain provisions to reflect the restrictions referred to under the heading "The Plan — Corporate Stability Provisions" which may have the effect of preventing or making transactions involving a change of control of New Microcell more difficult. The Articles of Incorporation of New Microcell will also contain provisions to reflect the powers of Microcell referred to under the heading "Regulatory Framework — Foreign Ownership Restrictions" to ensure that New Microcell and its subsidiaries remain compliant with the Canadian Ownership and Control Provisions.

        The New Rights Plan may have a significant anti-takeover effect. The New Rights Plan has the potential to significantly dilute the ownership interests of an acquiror of shares of New Microcell, and therefore may have the effect of delaying, deterring or preventing a change in control of New Microcell.

Restrictions on Payment of Dividends on or Redemption of Preferred Shares

        Under the CBCA, New Microcell's planned governing law, unless a corporation meets certain financial tests it cannot pay dividends on or redeem its capital stock, including its preferred shares. Following the Effective Date, New Microcell may not meet such tests as determined under the CBCA unless it generates sufficient earnings and otherwise satisfies the relevant tests, and may be unable to pay dividends on or redeem any of the shares of its share capital, including the dividend bearing series of Preferred Shares, if issued, unless and until such time as the New Board is satisfied it meets such tests.

Loss or Reduction of Tax Attributes

        The Company has agreed to use its best effort to obtain the Advance Tax Ruling on certain of the principal tax considerations applicable to the Secured Creditors and the Affected Unsecured Creditors in connection with the Plan and the application of the debt forgiveness rules to the Company. The Company expects that the non-capital losses and undepreciated capital cost of depreciable property of Amalco and Inukshuk, following the amalgamation of Subco2 and Inukshuk, should be preserved and that no amount should be required to be included in the Company's income although there is no certainty that a favourable advance tax ruling will be granted and that CCRA will not adopt a contrary view.

        The Company's estimate of the tax attributes is shown in note 5 of the Unaudited Pro Forma Consolidated Balance Sheet of the Company. See "Unaudited Pro Forma Consolidated Balance Sheet".

Defaults under Credit Facilities

        Various events of default, including defaults to pay certain amounts when due, have occurred under the terms of the Existing Credit Facilities. These and other existing events of default entitled the Senior Lenders thereunder to accelerate repayment. The Filing Entities obligated thereunder do not have sufficient cash resources to repay their outstanding indebtedness if it is declared immediately due and payable. As a result, Senior Lenders could seek to realize their security over the assets of certain of the Filing Entities.

Failure to Implement the Plan

        The CCAA requires that the Plan provide the same treatment for each Claim in a particular class, unless a Creditor agrees to a less favourable treatment of its particular Claim. The Filing Entities believe that they have complied with the requirements of the CCAA by their classification and treatment of various Affected Creditors under the Plan. However, if a member of a Class objects to its treatment, or if the Court finds that the Plan does not comply with the requirements of the CCAA, implementation of the Plan could be delayed or prevented. See also "The Plan — Implication of Failure to Implement the Plan" and the Hypothetical Liquidation Analysis attached as Appendix "D" to this Circular.

Enterprise Value

        The Unaudited Pro Forma Consolidated Balance Sheet of Microcell has been prepared on the fresh start basis of accounting. The Company's financial advisors assisted in the determination of the fair value of the Filing Entities assuming effectiveness of the Plan and a range of values was developed. The final enterprise value utilized was $714,599,000, which has been distributed between long-term debt of $350,000,000 and equity of $364,599,000. This enterprise value was determined based on several factors including projections used by management and various valuation methods including discounted cash flow analysis and other relevant industry information. A revaluation of the assets and liabilities of Microcell has been done based on this entity value. See "Unaudited Pro Forma Consolidated Balance Sheet".

        The foregoing valuations are based on a number of assumptions, including a successful reorganization of Microcell's business and finances in a timely manner, the probability of achievement of the forecasts reflected in the financial projections, the projected amount of available cash at the Effective Date, the availability of certain tax attributes, the continuation of current market conditions through the Effective Date and the Plan becoming effective in accordance with its terms.

        Estimates of value do not purport to be appraisals or necessarily reflect the values that may be realized if assets are sold through a formal sales process. The estimates of value represent hypothetical reorganization values of Microcell as the continuing owner and operator of its business and assets. Such estimates reflect computations of the estimated enterprise value of Microcell through the application of various valuation techniques and do not purport to reflect or constitute appraisals, liquidation values or estimates of the actual market value that may be realized through the sale of any securities to be issued pursuant to the Plan, which may be significantly different than the amounts set forth herein. The value of an operating business such as Microcell's business is subject to uncertainties and contingencies that are difficult to predict and will fluctuate with changes in factors affecting the financial condition and prospects of such a business. As a result, the estimate of the range of enterprise values of Microcell is not necessarily indicative of actual outcome or recovery, which may be significantly more or less favourable than those implied in the enterprise value. Because such enterprise value is inherently subject to uncertainties, neither Microcell, nor any other person assumes responsibility for its accuracy. In addition, the market valuation of newly issued securities is subject to additional uncertainties and contingencies, all of which are difficult to predict.

        In preparing an estimated range of enterprise values of Microcell: (i) certain historical financial information of Microcell for recent years and interim periods was prepared; (ii) certain internal financial and operating data of Microcell, including financial projections provided by management relating to its business and prospects were received; (iii) there were meetings with members of senior management of Microcell to discuss operations and future prospects; (iv) publicly available financial data were reviewed and the market values of public companies deemed generally comparable to the operating business of Microcell were reviewed; (v) the financial terms, to the extent publicly available, of certain acquisitions of companies believed to be comparable to the operating business of Microcell were reviewed; (vi) certain economic and industry information relevant to the operating business were considered; and (vii) other analyses as were deemed appropriate were conducted.

        The accuracy and completeness of all financial and other information furnished in connection with the determination of the enterprise value by Microcell and publicly available information were assumed and relied upon. In addition, no independent verification of management's projections in connection with such valuation and no independent evaluations or appraisals of Microcell's assets were sought or were obtained in connection therewith.

        Such valuations represent estimated enterprise values and do not necessarily reflect values that could be attainable in public or private markets. The enterprise values ascribed in the analysis do not purport to be estimates of the post reorganization market trading values. Such trading value, if any, may be materially different from the reorganization equity value associated with the valuation analysis.

Risk Relating to the Issuance of the New Securities

Inability to Cause New Securities to Remain Listed

        It is a condition to the implementation of the Plan that the relevant New Securities be listed on a Recognized Exchange. Certain factors, such as market forces and listing requirements of the applicable exchange, which are not within the control of New Microcell, may limit the ability of New Microcell to obtain or maintain such listings.

Lack of Established Market for New Securities

        Holders of New Securities may prefer to liquidate their investment rather than hold such securities on a long-term basis. Accordingly, the market, if any, for the New Securities may be volatile, at least for an initial period, and indeed may be depressed for a period of time immediately following the Effective Date until the market has had time to absorb these sales and to observe the post-Effective Date performance of New Microcell. In the case of shares in the capital of New Microcell, other factors, such as statutory restrictions on transferability and the likelihood that New Microcell will not declare dividends other than dividends on the Preferred Shares for the foreseeable future, may further depress the market for such shares.

        In addition, although the Plan was prepared based upon an assumed reorganization value range, such valuation was not an estimate of the price at which the New Securities may trade in the market, if at all, and the Filing Entities have not attempted to make any such estimate in connection with the development of the Plan. No assurance can be given as to the market price of the New Securities, if any, that will prevail following the Effective Date.

Dilution of Class A Restricted Voting Shares and Class B Non-Voting Shares

        The issuance of additional shares of Class A Restricted Voting Shares and Class B Non-Voting Shares upon exercise of the Warrants will dilute the holders of equity of New Microcell. In addition, issuance of shares of Class A Restricted Voting Shares or Class B Non-Voting Shares to management and employees of New Microcell and its subsidiaries pursuant to the New Stock Option Plan and equity issuances under the Stock Purchase Plan and will result in further dilution to holders of equity of New Microcell.

HISTORICAL INFORMATION ABOUT THE FILING ENTITIES AND THE BUSINESS

Corporate History

        Microcell was incorporated pursuant to the CBCA on October 16, 1992 under the corporate name "Canada Popfone Corporation". The articles of incorporation of Microcell were amended from time to time thereafter. Reference is made to the Renewal Annual Information Form of the Company dated March 27, 2002 for a summary information relating to the provisions of such articles and amendments.

Subsidiaries and Filing Entities

        The following table sets out, for each material subsidiary and Filing Entity directly or indirectly owned by Microcell as at January 31, 2003, the name of the material subsidiary or Filing Entity, its jurisdiction of incorporation, and the percentage of the voting securities beneficially owned or controlled by Microcell:

Subsidiary	Jurisdiction of Incorporation	Percentage of Voting Securities Owned or Controlled
Microcell Connexions Inc.	Canada	100%
Microcell Solutions Inc.	Canada	100%
Microcell Labs Inc.	Canada	100%
Microcell Capital II Inc.	Canada	100%
Inukshuk Internet Inc.	Canada	100%
Microcell i5 Inc.	Canada	100%
Masq Inc.	Canada	100%

Business of Microcell

        This section of the Circular describes the businesses currently carried on by Microcell and its subsidiaries and which are expected to be carried on by New Microcell if the Plan is approved, subject to changes described in "The Plan — Business Strategy".

        From its inception, Microcell has been involved in the design and deployment of wireless communications services. In September 1994, Microcell was issued an experimental license from Industry Canada to test PCS in the 1900 MHz frequency range and used its experimental license to deploy a pilot network in Montreal. At the end of 1995, Microcell was awarded the PCS License from Industry Canada and began commercial deployment of its PCS network across Canada in 1996. In 2001, the PCS License was renewed for a second five-year term.

        Microcell is one of four entities awarded PCS licenses by Industry Canada in 1995. In addition to the PCS License awarded to Microcell, a second national license for 30 MHz of spectrum was awarded at that time to a new PCS operator, Clearnet, and two national licenses for 10 MHz of PCS spectrum each were awarded to the incumbent cellular operators at that time, Rogers and the former members of Mobility Canada.

        Microcell has carried on its operations through a number of directly or indirectly wholly owned subsidiaries:

  •
  Connexions is the holder of the PCS License, owns the PCS network and operates Microcell's wholesale PCS business;

  •
  Solutions operates Microcell's retail PCS business under the Fido® brand name, serving both consumer and corporate customers, and purchases network capacity and services from Connexions;

  •
  Microcell Capital has invested in GSM Capital, a private equity fund that invests in businesses developing new PCS products and services which are related to GSM technology, and in Argo II, a fund that focuses on the opportunities created by the convergence of the Internet and wireless telecommunications;

  •
  Microcell Capital also holds all the issued and outstanding shares of Inukshuk, a company selected to be awarded twelve regional MCS licenses by Industry Canada in the spring of 2000, covering some 30 million people in Canada; MCS spectrum allows for the deployment and operation of a broadband wireless access network;

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  Microcell Labs has operated as a for-profit laboratory providing Canadian and international businesses, including Microcell, with independent research and development services; and

  •
  Microcell i5 is a former developer of an M-commerce platform.

PCS Business

        PCS is a generation of wireless telecommunications services based on advanced, secure, digital technology. Microcell currently offers a range of simply priced, affordable packages of feature-rich PCS, including secure digital voice transmission, prepaid services and enhanced customized value-added data services. Since its inception, Microcell has been pursuing a mass-market strategy to position itself as the customer's preferred source of access for everyday communications needs.

        Microcell commercially launched its PCS services in the Greater Montreal area in November 1996 under the Fido brand name. The Company currently provides PCS coverage in a number of other CMAs and other communities and regions in Canada, including: St. John's, Halifax, Québec City, Trois-Rivières, Sherbrooke, Ottawa-Hull, Oshawa, Toronto, Hamilton, St. Catharines-Niagara, Kitchener, London, Windsor, Winnipeg, Regina, Saskatoon, Edmonton, Calgary, Vancouver and Victoria. In addition, Microcell's PCS network provides digital network coverage along certain Canadian highway corridors between urban areas and weekend destinations. Microcell estimates that its PCS network covers some 19 million people, or 61% of the Canadian population.

        Microcell is using GSM technology for its PCS network. It believes that GSM has significant advantages over other digital technologies, being a well developed technology. Having operated successfully for approximately twelve years, GSM has achieved substantial market acceptance. It is the most widely deployed digital wireless voice and data technology in the world and is currently used by 464 on-air networks in 168 countries and territories, providing commercial service to more than 763 million customers, including over 16 million GSM customers in North America. Microcell also believes that GSM network equipment prices and GSM handset prices benefit from greater economies of scale than other digital technologies. Microcell also benefits when GSM subscribers from other networks roam onto Microcell's PCS network. Similarly, Microcell's customers enjoy the benefits of global roaming on the networks of Microcell's GSM roaming partners around the world. The Company has operational roaming agreements with almost all of the GSM operators in the United States and with 220 GSM operators worldwide in 116 countries.

        Beyond its PCS network coverage, Microcell provides analog roaming capabilities across the networks of other wireless operators in Canada. This increases the effective wireless coverage area available to its customers to some 94% of the Canadian population. Access to analog cellular coverage requires the use of dual-mode (analog-GSM) handsets.

        Microcell had 1,164,521 customers as at December 31, 2002, consisting of 545,062 Fido postpaid service subscribers and 619,459 Fido prepaid service subscribers.

Broadband Wireless Business

        In August 1999, Microcell formed Inukshuk in conjunction with Look, a Canadian wireless cable operator and an independent Internet service provider. In October 1999, as part of a competitive selection process, Inukshuk applied to Industry Canada for new MCS spectrum, in thirteen license service areas across Canada. MCS Spectrum allows the deployment of broadband wireless access networks that offer high-speed Internet services. In 2000, Industry Canada selected Inukshuk to be awarded the MCS Licenses for twelve of the service areas, covering a territory with a population of approximately 30 million.

        In January, 2001, Microcell Capital acquired all of the shares of Inukshuk held by Look for an aggregate consideration of $150 million. As a result, Inukshuk became a wholly owned subsidiary of Microcell Capital. In December 2001, Industry Canada issued ten-year licenses to Inukshuk, which will be up for renewal in March of 2011. Through Inukshuk, Microcell intends to pursue a broadband wireless access services strategy.

        Suppliers for Inukshuk's MCS network equipment have yet to be determined, although Inukshuk is continuing to review possible suppliers. Moreover, due to the currently challenging capital market conditions, which have made raising financing difficult, Inukshuk has suspended building the MCS network on its own for the time being. Inukshuk is, however, continuing to seek out arrangements with third parties to advance the MCS project and deployment, but there can be no certainty any such arrangements will be successfully concluded.

Investments

GSM Capital

        GSM Capital is a private equity fund dedicated to the development of new PCS products and services related to the GSM standard. Since 1997, Microcell Capital has invested in GSM Capital in the form of subscriptions of units.

Argo II.

        Since the first quarter of 2000, Microcell Capital has been participating in a second fund, Argo II, which invests in companies developing products and services that address the requirements of the converging Internet and mobile telecommunications industries. The Company has committed to invest, in the form of a subscription for units, U.S.$10.0 million in Argo II and, as of September 30, 2002, U.S.$5.5 million had been paid. During the third quarter of 2002, the Company was asked to contribute an additional U.S.$0.5 million, as part of its original commitment, payable in September 2002, but which Argo II's general partner agreed to postpone to the Effective Date.

Business Strategy

        This section of the Circular describes the business strategy adopted by Microcell. The business strategy of New Microcell may be changed from time to time based upon a variety of factors, including the priorities established by the New Board, the competitive environment, the resources available to New Microcell, operational results thereof and other factors. See "The Plan".

        Microcell's goal is to remain a leading provider of affordable and innovative PCS in Canada and to position itself as a preferred access network for the mass market. Key elements of Microcell's positioning are:

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  Build Awareness of PCS and the Fido Brand Name.  Microcell is targeting mass market consumers, individual business users and small — to medium-sized businesses on a segmented basis. Microcell is marketing Fido® as the wireless communications service which provides superior customer value.

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  Offer Superior Products and Services at Affordable Prices.  Microcell offers simple packages of affordable, innovative and value-added PCS products and services that meet the everyday personal and business needs of customers. These are made available on a postpaid basis and, for customers seeking an alternative form of payment with added flexibility, on a prepaid basis. Microcell currently offers secure digital voice transmission, two-way e-mail and text messaging, enhanced voice and fax messaging, and a range of call management services. Microcell also offers higher-speed mobile data services based on GPRS technology.

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  Offer Enhanced and Customized Value-Added Services.  Microcell believes that it can improve future revenue growth by offering a wide range of enhanced customized value-added voice-related services and data-related services on any existing or future handheld device.

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  Provide Superior Customer Service to Build Loyalty.  In order to enhance the level of customer service and to maintain a high level of customer loyalty, Microcell has established its own internal customer service and call center, available seven days a week, to handle customer inquiries concerning activation, services, billing and collections, and network performance. Microcell also offers on-line activation and billing to its customers.

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  Network Enhancements.  Microcell has built its PCS network in a cost-effective manner. Microcell's choice of the GSM standard allows it to benefit from a proven technology that is currently commercially available from multiple equipment vendors. Microcell has concentrated its network build-out in Canada's densely populated urban areas, popular weekend destinations and certain highway corridors between the urban areas to ensure optimal network coverage for its target market segments. Given that Microcell's GSM network build-out is substantially completed, future capital spending is expected to be concentrated on ongoing maintenance, increasing capacity to support increasing subscriber usage, as well as on improving signal strength in the markets already served.

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  Wholesale PCS.  In order to increase the utilization of its PCS network, Microcell has entered into wholesale service arrangements with non-affiliated companies to use its network to offer bundled wireless services to their customers.

PCS Products and Services

        Postpaid PCS Voice Service.    Microcell offers four basic monthly price plans for its postpaid PCS service:

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  200 minutes of airtime for a flat rate of $20; or

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  400 minutes of airtime for a flat rate of $40; or

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  700 minutes of airtime for a flat rate of $70; or

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  1,000 minutes of airtime for a flat rate of $100.

        Customers can add to their basic monthly airtime packages the following options (i) unlimited airtime during evenings and weekends for $25 per month; (ii) unlimited airtime during weekends for $15 per month; (iii) 200 minutes of long distance within Canada and to the U.S. for $15 per month; and (iv) a 50% discount on the rates on international calls for $5 per month. Monthly airtime includes call waiting, call forwarding, conference call features, minute tracker feature upon request and text messaging at $0.10 per message sent and received.

        Microcell also offers, from time to time, promotional monthly airtime packages. As of January 1, 2003, the following promotional monthly airtime packages were offered:

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  1,000 minutes of airtime during evenings and weekends, 150 weekday minutes of airtime and minute tracker feature, for a flat rate of $30;

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  1,000 minutes of airtime during evenings and weekends, 300 weekday minutes of airtime and minute tracker feature for a flat rate of $45;

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  300 minutes of airtime, 100 text messages, voice messaging and call display features, for a flat rate of $30;

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  400 minutes of airtime, 200 minutes of long distance within Canada and to the U.S., 50% discount on the rates for international calls, voice messaging and call display features, for a flat rate of $45;

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  1,000 minutes of airtime, unlimited airtime during evenings and weekends, voice messaging and call display features, for a flat rate of $100;

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  1,000 minutes of airtime from 8:00 a.m. to 7:00 p.m., 150 minutes of airtime during evenings and weekends and minute tracker feature, for a flat rate of $50; and

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  400 minutes of airtime weekday, 2MB of mobile internet access, voice messaging and call display, for a flat rate of $45.

        Postpaid PCS voice service is billed on a per second basis.

        Beyond the bundled minutes, additional airtime is charged at the rate of $0.20 per minute for all monthly price plans, except for the 1,000 minutes price plan where additional airtime is charged at a rate of $0.10 per minute. Long distance calls made from Canada to anywhere in Canada and the United States are billed at $0.10 per minute, while overseas rates are priced competitively with those of incumbent wireline telephone and alternative long-distance carriers. Microcell charges a single roaming rate of U.S.$0.20 per minute for its customers roaming in the United States. Microcell regularly bundles its airtime packages with selected service options to deliver superior value to its targeted customer segments.

        Prepaid PCS Voice Service.    In 1998, Microcell introduced a prepaid wireless service whereby customers can purchase in advance of their usage airtime vouchers for a fixed validity period. Microcell currently offers various airtime vouchers:

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  $15 with a 15 day validity period and a per minute rate of 15 cents;

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  $30 with a 30 day validity period and a per minute rate of 15 cents;

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  $10 with a 30 day validity period and a per minute rate of 30 cents;

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  $25 with a 60 day validity period and a per minute rate of 30 cents.

        All prepaid airtime is usable any time of the day or week, and has been charged on a per-minute basis since September 16, 2002. Prepaid service includes call waiting, call forwarding, conference calling features, standard voice messaging and call display as well as text messaging at $0.10 per message sent and received. The flexible nature of the Company's prepaid pricing options have been designed to enable the two main prepaid customer target segments, the youth and young adults, to better control their monthly expenditures and benefit from greater perceived value.

        In recognition of the prepaid customer's need for simple, convenient, and mobile airtime replenishment, the Company introduced a new service in October 2002 called InstantRefill. This is an SMS text message-based payment service that alerts Fido prepaid customers when their account balance is low and allows them to use their wireless handset to purchase additional airtime instantly by a pre-authorized bank account debit or by credit card. Customers can also purchase additional prepaid airtime at any of the Company's retail points of purchase by credit card directly through the customer service center, or through most Canadian Imperial Bank of Commerce banking machines. Long-distance calls made by prepaid customers are charged at the same rate as for monthly postpaid price plans.

        PCS Data Service.    Microcell completed deployment of its GPRS network in 2001. Once fully optimized, according to the Company's GPRS suppliers, the technology is expected to allow for throughput data rates of up to 115 Kb per second. As a result, Microcell has defined a host of new services and products that enable customers to gain access to wireless data applications. In September 2001, Microcell became the first Canadian wireless provider to provide the next generation of mobile data services based on GPRS wireless technology, and the first to introduce, in conjunction with T-Mobile, USA Inc. (formerly VoiceStream), data roaming capabilities in the North American market. The Company's data-capable devices enable mobile access to the Internet, e-mail, and personal information management tools at various speeds. The following data-only GPRS monthly usage plans are currently available: $50 for unlimited usage and $25 for 2 Mbs. GPRS-based data services are also available on a pay-per-use basis charged at 3¢ per Kb. In addition, Microcell has identified a number of market-specific mobile data applications beyond the basic offering of "always on" Internet connectivity. The focus for business users is e-mail access and personal information management tools, while interactive services such as gaming and instant messaging are projected to be attractive to the consumer market.

        Microcell believes that, as data transmission technologies develop, a number of additional potential uses for such services will emerge.

        GSM Technology Features.    Microcell's choice of GSM digital technology enables Microcell to offer the following services and features:

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  Secure Communications.  Sophisticated GSM encryption algorithms that vary with each call provide increased call security to protect users against eavesdropping and significantly reduce the risk of cloning of subscriber information.

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  Call Management.  Microcell's PCS network offers call management services including call display, call waiting, call forwarding, call blocking, caller identification blocking and call conferencing.

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  Enhanced Battery Performance.  GSM handsets consume, on average, less power than analog handsets. In contrast to analog handsets, which transmit at a constant rate of power, GSM handsets are able, for example, to determine the distance between a handset and a cell site and vary the wattage of the handset accordingly. This extends the amount of time a battery can be used on GSM networks without having to be recharged. According to manufacturers, some GSM handsets can deliver up to four hours of talk time and six days of standby time without recharging.

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  Enhanced Wireless Data Transmission.  Digital networks are capable of simultaneous voice and data communications. Microcell currently offers basic enhanced wireless data transmission services, such as two-way alphanumeric short messaging service, GPRS and fax messaging.

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  SIM Card.  Microcell's GSM handsets hold a SIM card that contains a microprocessor which protects against fraudulent use by identifying and authenticating each subscriber. The SIM card can also store details of the user's services subscribed, telephone number, personalized directory and notifications of voice and data messages received. In addition, the SIM card will enable a subscriber roaming on another GSM network and to have access to comparable services. However, certain of these features are not available while customers are roaming on other GSM networks or on an analog cellular network.

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  Ease of Use.  Microcell provides easy to use, intuitive, menu-driven handsets from different manufacturers, such as Sony Ericsson, Nokia, VTech and Motorola, that enable customers to make full use of the features available on GSM. Microcell also provides over-the-air service activation or subscriber profile management by transmitting changes in a subscriber's feature package of services, including mobile number assignment, directly to the SIM card in the subscriber's handset.

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  Worldwide Roaming.  Microcell's subscribers are able to roam on to other GSM networks, operating either at the same 1900 MHz frequency, or on a different frequency through the use of a multi-band GSM handset. This roaming capability gives subscribers access to PCS service when traveling around the world. Access to roaming service requires Microcell to enter into roaming agreements with other GSM operators. Microcell has operational roaming agreements in place with almost all of the GSM operators in the United States and with more than 220 GSM operators in 116 countries worldwide.

Subscriber Base

        The chart below provides an annual summary of Microcell's PCS subscribers and annual subscriber growth since 1997:

Year Ended December 31st	Subscribers		Net Increase		% Increase
1997	65,667		63,637		3,134.8%
1998	282,174		216,507		329.7%
1999	584,487		302,313		107.1%
2000	922,527		338,040		57.8%
2001	1,209,210		286,683		31.1%
2002	1,164,521	(1)	(44,689)	(1)	(3.7%)	(1)

(1)
During the second quarter of 2002, the Company removed 90,000 inactive prepaid customers from its retail customer base. The Company defines inactive prepaid customers as those who have not made or received a call for a period of more than 30 days. The 90,000 figure represents approximately the average monthly number of inactive accounts in the Company's prepaid customer base in the last twelve months preceding the second quarter of 2002. By excluding these inactive accounts from the reported customer base, the Company believes that it is providing a more accurate representation of the Company's quarterly prepaid operating statistics for average revenue per user and average monthly usage.

Sales and Marketing

        The guiding principle driving Microcell's marketing strategy is that "Fido simplifies life". The Company offers an array of leading-edge and affordable wireless services that meet the everyday personal and business needs of its customers. The Fido® brand plays a key role in product positioning, having differentiated itself in the Canadian wireless market by being perceived as savvy and trendy, yet at the same time trustworthy, customer-friendly, and innovative. The Company uses market-wide research to identify its best potential and most profitable, high-growth market segments, and to understand consumers' needs and preferences in developing and delivering the right products and services in the most cost efficient manner.

        Products and services that are simple and easy to use reduce the need for customer service and optimize customer satisfaction. As a result, the Company enjoys a low cost of customer maintenance and a high level of efficiency in its call center operations. Unlike its Canadian competitors, Microcell does not require long-term contracts. Microcell also provides a 15-day satisfaction guarantee, bills its postpaid airtime by the second, and offers big-minute airtime bundles at affordable per-minute rates that can be used anytime and anywhere Fido PCS service is available.

        Microcell uses a segmented approach in acquiring and servicing customers. This approach is intended to support the growth of Microcell's core wireless voice business, as well as its entry into the emerging wireless data market. As wireless penetration increases beyond the current penetration rate, the mass-market retail consumer is expected to make up a higher percentage of new net additions. The Company believes that Canada's urban and suburban markets, where more than two-thirds of the Canadian population lives, are likely to be the most receptive markets for PCS going forward. Given this context, the Company is well positioned with the strength and positioning of its Fido® brand, combined with attractive postpaid and prepaid offers, which have allowed Microcell to achieve strong positions within the youth and young adult market (age 15-24) and the young professionals' market (age 25-34) — two of the segments with the highest growth potential in Canada.

        In order to make PCS more affordable, Microcell subsidizes the sale of handsets — a practice also used by other Canadian wireless operators. Research has shown that a key driver of customer acquisition is handset selection and style. This factor is taking on greater importance as handset life cycles shorten. The Fido handset and device portfolio includes some leading-edge handsets, some launched as exclusive to Fido. The Company's current handset and device line-up consists mainly of the Sony Ericsson T68i, T200 and T300, the VTech A700, the Nokia 3390, 6340 and 8390, the Motorola V66 and the Novatel Wireless Merlin GPRS PC Card.

        By establishing preferred business relationships with certain handset suppliers, the Company is able to obtain better pricing and limited-time exclusivity on some of their newest devices. The Company has positioned its postpaid service among high-value customers as a preferred means of communication, providing them with the added benefits of mobility, personalization of service, and Internet connectivity. This is done in part through an attractive handset line-up with high functionality that is fairly priced. The Company has positioned its prepaid service to allow an alternative means of payment with comparable value and services to the postpaid plans, yet with greater control over expenditures. By segmenting Fido service in this manner, the Company expects to better match potential customers to the most appropriate method of payment. This is expected to result in improved customer satisfaction and retention.

        With a relatively lower penetration rate of voice-based wireless service in Canada than in many other markets around the world, for example Europe and the United States, Microcell believes there remains good growth potential for wireless services in Canada, including for wireless data services. Data-services revenue in the wireless market has been slow to materialize due to a lack of consumer-oriented applications and devices. Microcell's management believes that the penetration rate of data-related services will increase concurrently with the increase in the penetration rate of wireless services in Canada as awareness of data-related services grows with the commercial availability of a larger and wider variety of new and affordable devices.

        Short messaging services, instant messaging services, gaming applications, and the introduction of feature-rich, highly functional and affordable handsets are all projected to increase the level of wireless data-services traffic and usage.

Customer Service

        Microcell recognizes that superior customer service is vital in contributing to the long-term success of its business by helping to establish a loyal base of satisfied customers. Accordingly, Microcell has made customer service and satisfaction essential elements of its operating philosophy. Providing timely and accurate information concerning services, network coverage, billing and customer account information, as well as responding to general inquiries and correspondence, are important elements of a comprehensive customer service program that promotes customer goodwill.

        Microcell maintains a highly sophisticated monitoring and control system, a staff of customer service personnel and a well-trained technical staff to handle both routine and complex questions as they arise. These resources are available to customers seven days a week. Since 2002, Microcell has offered on-line billing services whereby its customers have access to billing information and have the ability to pay their invoices via the Internet. Microcell's trained staff is located in stores and kiosks to promote its PCS products and services and provide information to customers. Each sales and customer service representative participates in a customized training program.

Distribution Network

        Microcell develops and maintains a distribution network that allows it to exert significant influence over the message delivered to its customers in order to set the right expectations for the customer and to control the cost of acquisition. Microcell has more than 5,500 points of sale at the retail level. These points of sale include corporate-owned stores and kiosks as well as third-party outlets, such as The Telephone Booth, Future Shop, and Wal-Mart. Microcell's retail distribution network is also comprised of voucher- replenishment-only outlets through more than 3,000 Canadian Imperial Bank of Commerce automated teller machines.

GSM Network

        Microcell's PCS network, based on the GSM technology, covers approximately 19 million people, or 61% of the Canadian population. Microcell has completed the greater part of its digital PCS network deployment plans and, going forward, will analyze, on a case-by-case basis, the merits of further deployment of the network. Future network deployment plans will focus on enhancing capacity and coverage, as well as improving signal strength in the markets already being served in order to support subscriber growth and current service level parameters.

        Microcell has already deployed its GSM network along certain Canadian highway corridors between urban areas and weekend destinations. However, due to the high cost of PCS network build-out and the lack of necessary scale economies, the Company generally does not build its PCS network in sparsely-populated areas or in low-traffic density areas. Analog cellular networks currently serve many of these areas. Microcell's has an analog roaming agreement with the former members of Mobility Canada, whose analog cellular networks are estimated to cover approximately 94% of the Canadian population. This agreement gives Microcell extended coverage to areas outside the PCS network range. Microcell expects that cellular providers will continue to offer analog cellular coverage for the foreseeable future. PCS customers using dual-mode (analog-GSM) handsets do not, however, have access to certain of the features and functions of PCS while operating on an analog cellular network.

        Microcell has designed its PCS network to operate exclusively in the 1900 MHz frequency range. With 30 MHz of contiguous spectrum, Microcell has been able to design its PCS network so that its base station sites are appropriately spaced and located to provide optimal cost-effectiveness and continuous service throughout coverage areas. Microcell believes that such design permits its PCS network to provide high quality service even at cell edges. In addition, Microcell is using mini- and micro-base stations, off-air repeaters and in building distributed repeaters to cost-effectively improve the quality of outdoor and in-building coverage.

        In 2001, Microcell upgraded its entire GSM network to offer GPRS, an over-the-air system for transmitting data on GSM networks. GPRS is a wireless technology standard that supports data communication through devices that enable "always on" Internet connectivity. GPRS technology converts wireless data into standard Internet packets, enabling interoperability between the Internet and a mobile wireless network. The GPRS method of transporting data optimizes network capacity by using bandwidth only when it is needed. In addition, several data transmissions from different users can share the same channel. The end result is next-generation technology that will allow end-users to cost-effectively remain constantly connected, and to send and receive data much faster.

Suppliers

Network Equipment Vendors.

        Microcell and Nortel are parties to the Nortel Agreement. The Nortel Agreement, containing no purchasing commitment, generally provides for Microcell's purchase of hardware, software and services related to its GSM network and expires on December 31, 2004.

        The Company is also a party with Ericsson to the Ericsson Agreement. The Ericsson Agreement, containing no purchasing commitment, generally provides for the Company's purchase of hardware, software and services related to its PCS network and expires on December 31, 2003. The Ericsson Agreement contains an undertaking by the Company to purchase GPRS systems from Ericsson on an exclusive basis until the earliest of the following events occurs: (i) the purchase by the Company of a total of 100 Mb per second of GPRS capacity for its PCS network and (ii) June 8, 2004.

Handset Suppliers.

        Microcell does not manufacture any of the handsets used in its operations. The high degree of compatibility among different manufacturers' models of handsets allows Microcell not to be dependent upon any single source of handsets. The handsets used in Microcell's operations are available for purchase from multiple sources, and Microcell anticipates that such equipment will continue to be available in the foreseeable future. Microcell is purchasing handsets primarily from Nokia, Vtech, Sony Ericsson and Motorola.

Intellectual Property

        Fido® is a trademark registered by Solutions in Canada with the Registrar of Trademarks. Microcell Solutions®, Microcell Connexions® and Microcell® are trademarks registered by Microcell in Canada with the Registrar of Trademarks. Microcell files applications for registration of the trademarks that it intends to use in its business. Microcell intends to take appropriate measures to protect intellectual property that it develops. Under the Trade-Marks Act (Canada), the registration of a trademark takes effect on the date the certificate of registration is issued and continues to be in effect for a period of 15 years; such registration is renewable.

Competitive Environment

        The wireless industry has experienced rapid growth since its introduction in Canada in 1985. It is estimated that there were approximately 11.4 million subscribers of wireless voice services in Canada as at September 30, 2002, representing approximately 15% growth over the previous twelve months. This corresponds to a wireless penetration rate in Canada of approximately 40%, a figure significantly below the penetration rates in Europe and the United States. Because of this, the Company believes there remains significant wireless growth potential in Canada.

        PCS Business.    Competition in the wireless communications industry is intense. Competition for subscribers among wireless providers is based principally upon effective branding and marketing, the services and features offered, the technical quality of the wireless system, customer service, system coverage, capacity, handset selection and functionality, and price. The wireless communications industry is experiencing significant technological change, as evidenced by the increasing pace of upgrades of existing wireless networks from analog to digital, evolving industry standards, ongoing improvements in the capacity and quality of digital technology, shorter development cycles for new products and enhancements, and changes in end-user requirements and preferences.

        Today, Microcell's PCS voice and data services compete principally with the incumbent cellular operators, Rogers, Telus and the Bell Mobility Partners, which offer both cellular and PCS services.

        Microcell was one of four entities awarded PCS licenses by Industry Canada in 1995. In addition to Microcell, a second national license for 30 MHz of spectrum was awarded to Clearnet, another new PCS operator, and two national licenses for 10 MHz of spectrum each were awarded to Canada's incumbent cellular operators, with one license awarded to Rogers, and the second to the former members of Mobility Canada, including Telus and the Bell Mobility Partners.

        The competitive environment in Canada has changed since 1995. After the restructuring of Mobility Canada in the late 1990s, the members of Mobility Canada were allowed to compete in each others' incumbent serving territories. Clearnet was acquired by Telus in 2000, and Telus later acquired control of QuébecTel in 2001. Also in 2001, Industry Canada conducted an auction of additional PCS spectrum. Each of Rogers, Telus and the Bell Mobility Partners purchased PCS spectrum in the auction. Following all these events, what has remained is a Canadian wireless industry structure (PCS and cellular) comprised effectively of four national players:

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  Microcell, with its national PCS License;

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  Rogers, with a national 25 MHz cellular license and national PCS licenses and, at the end of the third quarter of 2002, approximately 3,200,000 cellular and PCS customers;

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  The Bell Mobility Partners, with 25 MHz cellular licenses in their incumbent serving territories (essentially all of Canada, excluding British Columbia, Alberta and Eastern Québec) and PCS licenses nation-wide. At the end of the third quarter of 2002, the Bell Mobility Partners had over 4,100,000 cellular and PCS customers; and

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  Telus, with nation-wide PCS licenses and 25 MHz cellular licenses in its incumbent serving territories (essentially British Columbia, Alberta and Eastern Québec). Telus also currently operates an analog SMR wireless communications network and an ESMR digital network at 800 MHz. At the end of the third quarter of 2002, Telus had approximately 2,850,000 cellular, PCS and ESMR customers.

        In 1996, Rogers entered into a long-term strategic alliance with AT&T Corporation and its then affiliated companies, including AT&T Wireless Services, Inc. The agreement includes the licensing of the AT&T brand for use in connection with the marketing of Rogers' wireless services. Rogers first launched its digital services using TDMA technology. It has since completed an overlay of the TDMA network with GSM technology. Rogers continues to operate an analog cellular network across Canada.

        The Bell Mobility Partners and Telus are using CDMA technology for their digital cellular and PCS networks. Telus and the Bell Mobility Partners both also continue to operate analog cellular networks in their incumbent serving territories. On October 17, 2001, Telus, Bell Mobility and Aliant Telecom Wireless (a Bell Mobility partner in Atlantic Canada) concluded digital roaming arrangements for CDMA technologies in their respective licensed service areas.

        Microcell believes that its 30 MHz allotment of contiguous PCS spectrum enables it to provide customers with bandwidth-intensive applications, including high-speed data transmission services. Microcell believes that its PCS handsets are competitively priced as compared to digital and dual-mode handsets of comparable size, weight and features. In order to compete effectively with its competitors who subsidize the sale of their analog cellular and digital handsets, Microcell subsidizes the sale of its PCS handsets.

        Additional Competition.    New spectrum may be licensed, and new technologies may be developed, which could provide additional competition to the Company. For example, mobile satellite systems, with transmissions from mobile units to satellites, could augment or replace transmissions to land-based stations. Even though such systems are designed primarily to serve remote areas, a mobile satellite system could possibly augment or replace communications within segments of land-based wireless systems.

        In addition, PCS is increasingly seen as competing with local wire line telephone services for voice and data traffic. Wireline substitution, whereby PCS customers use wireless for their principal or only telephony needs, is becoming increasingly common.

        Wireless Internet Business.    The ILECs and licensed cable operators are currently the dominant players in the provision of broadband access to the Internet in Canada.

Properties

        Microcell leases approximately 520,000 square feet of office space in Montreal, which houses staff of Microcell's principal office, switching office and national network operations center. Microcell also leases 55,100 square feet of space in Toronto, 19,000 square feet of space in Vancouver, 18,300 square feet in Calgary, 4,200 square feet in Québec City, 3,300 square feet of space in Ottawa, 1,200 square feet of space in St. Catharines-Niagara, 1,000 square feet in Kitchener, 700 square feet of space in Edmonton, 800 square feet of space in Victoria, 2,300 square feel of space in Windsor, 4,400 square feet of space in Winnipeg, 6,000 square feet of space in Halifax, 10,600 square feet of space in Mississauga, 2,300 square feet of space in Regina, 10,600 square feet in New Westminster and 200 square feet of space in St. John's, Newfoundland for business offices and switching offices. In addition, the Company leases approximately 1850 antenna sites and owns six antenna sites.

Employees

        In the previous 18 months, the Company has reduced its work force by 520 employees. This measure was the result of increased productivity from the consolidation of certain administrative and operating support activities, and to the suspension of certain projects due to the Company's financial difficulty and difficult financial market conditions. As of January 31, 2003 and after giving effect to the lay-offs which occurred in December 2002, Microcell had approximately 2,000 employees (expressed as full-time equivalents). Microcell is not party to any collective labor agreements and none of its employees is represented by a union. Microcell believes that it enjoys good relations with its employees.

Legal Proceedings

        On April 10, 2002, ASP, a former service provider of Connexions, filed a notice of arbitration pursuant to an agreement that ASP had with Connexions. ASP claims in the notice of arbitration that Connexions has breached its agreements with ASP and that it therefore suffered damages in the amount of $18.5 million, which ASP is claiming from Microcell. Microcell considers ASP's claim as frivolous and unfounded in fact and in law and intends to vigorously contest it.

        Furthermore, Microcell is involved from time to time in routine legal and regulatory proceedings incidental to its business. Microcell does not believe that such proceedings will have, individually or in the aggregate, a materially adverse effect on Microcell.

REGULATORY FRAMEWORK

Radiocommunication Act

        The use of radio spectrum for Microcell's PCS and Inukshuk's MCS network operations is subject to regulation and licensing by Industry Canada pursuant to the Radiocommunication Act, and the ownership and operation of cellular, PCS, MCS and other radiocommunication systems in Canada are subject to ongoing oversight of Industry Canada.

        The Radiocommunication Act provides Industry Canada with wide discretion to issue radio licenses for the operations of radio apparatus and spectrum licenses for the use of radio spectrum within a defined geographic area, establish technical standards in relation to radio equipment and plan the allocation and use of radio spectrum taking into account the orderly development and efficient operation of radiocommunications in Canada and the orderly establishment and modification of radio stations. The Minister also has the discretion to amend the terms and conditions of licenses to ensure the orderly development and efficient operation of radiocommunications in Canada.

        Radio and spectrum licenses are issued for a term and may be renewed at Industry Canada's discretion. They may be suspended or revoked for cause, on notice and after giving the license holder a reasonable opportunity to make representations, where the Minister is satisfied the holder has contravened the Act, the regulations or the terms or conditions of its licenses. Revocation is rare and licenses are usually renewed upon expiration. Despite this, there can be no assurance that the PCS License and the MCS Licenses will be renewed upon their expiry.

        Industry Canada has traditionally assigned portions of the radio spectrum on a first-come, first-served basis. However, in instances where the expressed demand for a given allocation of spectrum exceeded the amount available, a comparative selection process was introduced to identify which of the various proposed systems would be authorized, based on relative merit.

        In February 1996, Industry Canada announced the results of a licensing review process. A more streamlined version of the selection process was retained for certain spectrum allocations. At the same time, Industry Canada announced an alternative auction process, to be used in certain instances. In August 1998, Industry Canada issued a general framework it expected to follow for spectrum auctions. Among the key features are the following: (i) auctions are to be preceded by full public consultation; (ii) consultations on bandwidth and the geographic scope of licenses are to be conducted; (iii) licensed areas will be based on Statistics Canada census divisions; (iv) licensees will be able to transfer and subdivide their licenses to eligible third parties; and (v) payments of winning bids will be required in a lump sum amount at the auction's close.

        As part of the PCS licensing policy established by the Minister in 1995, a spectrum aggregation limit, or "spectrum cap" was put in place, restricting to 40 MHz the amount of mobile spectrum any one licensee and its affiliates could hold in a specific geographic area. In 1999, the mobile spectrum cap was raised to 55 MHz.

PCS License Conditions and Fees

        On April 15, 1996, Connexions was informed of the conditions attached to its PCS License, which had an initial term of five years. On March 29, 2001, Industry Canada renewed the PCS License for a second five-year term, commencing on April 1, 2001. The conditions attached to the renewed term of the PCS License remained unchanged from those of the initial term. However, Industry Canada also indicated as part of the PCS License renewal its intention to initiate a review of the cellular and PCS license terms, fees and conditions (see further below). Industry Canada has the power to make amendments to the existing terms and conditions of license and fee structure.

        The existing PCS License conditions require Connexions to:

  (i)
  substantially meet the deployment plan contained in its initial license application and offer a reasonable level of service in all regions of Canada;

  (ii)
  substantially honor the research and development commitments made in its initial license application, and at a minimum invest an average of two percent of adjusted gross revenue from its PCS activities on PCS-related research and development, as defined by Revenue Canada, averaged over the course of the PCS License term ("adjusted gross revenue" is defined as total service revenues less inter-carrier payments, bad debts, third party commissions, and provincial and federal taxes collected);

  (iii)
  substantially honour all other commitments made in its detailed application;

  (iv)
  comply with the Canadian Ownership and Control Provisions and notify the Minister of any change that would materially affect its ownership or control in fact, such notice to be given in advance for transactions known to the Company;

  (v)
  submit annual reports indicating, among other things, continued compliance with the PCS License conditions;

  (vi)
  from the inception of service, provide for and maintain lawful interception capabilities as authorized by law, unless forborne from so doing;

  (vii)
  comply with the transition policy and relocation procedure for the relocation of incumbent microwave stations;

  (viii)
  offer PCS resale throughout its service area to PCS licensees on a non-discriminatory basis;

  (ix)
  comply with the provisions set out in the Interim Sharing Agreement between Industry Canada and the Federal Communications Commission of the United States concerning the use of the 2 GHz frequency range; and

  (x)
  obtain site specific authority prior to installing or operating any 2 GHz PCS base station.

        Connexions paid annual license fees for the PCS License of approximately $23 million in 2002. Annual PCS license fees are $900/MHz per base station for wide area systems and $9/MHz per base station for limited area systems. The dollar amount of Connexions' annual license fees will therefore increase proportionately to the rate at which Connexions adds cell-sites to its PCS network.

        In March 2001, Industry Canada announced its intention to initiate a public consultation process to review the cellular and PCS licenses conditions, terms and fees. This consultation was launched on December 21, 2002, with the release of Canada Gazette Notice DGRB-004-02, "Consultation on a New Fee and Licensing Regime for Cellular and Incumbent Personal Communications Services (PCS) Licensees". Issues raised for consultation included the following:

  •
  To extend the cellular and PCS licenses to ten-year terms from the current five, meaning Connexions' PCS License term would be extended to 2011 from the current 2006 expiry date;

  •
  To allow the cellular and PCS licensees to benefit from more liberal spectrum disposition rights, including the ability to transfer in whole or in part the assigned spectrum in both the geographic and spectral (bandwidth) domains, subject to, however, any applicable spectrum caps;

  •
  To modify the current cellular and PCS license fee regime from one requiring payment on a site by site basis to a "spectrum license", whereby a licensee pays for total spectrum assigned;

  •
  That there be no fee distinction between PCS and cellular spectrum; that is, for each assigned MHz, cellular and PCS licensees will be charged the same fee. Based on the transitional figures proposed in the Licensing Review document, 30 MHz of national PCS spectrum, such as Connexions holds today, would attract annual "spectrum license" fees of $45 million in 2011; and

  •
  To maintain the obligation that analog roaming and resale be offered by cellular licensees to PCS licensees.

        While the changes to the cellular and PCS license conditions and fees proposed in the consultation process have not been adopted, Industry Canada has stated its intention for any revisions eventually adopted following the consultation to be in effect by April of 2004. There can be no assurance, if there are any changes to the PCS License terms, conditions or fee structure eventually introduced, that these will not materially impact Microcell.

        Although revocation is rare and licenses are usually renewed upon their expiration, there can be no assurance that the PCS License will be renewed upon its expiry, nor can there be any assurance that the PCS License term, conditions or fees, following the consultation mentioned above, or established at the end of the PCS License term, will not differ in a way that affects the operations or costs of Connexions in a material way.

MCS Licenses Conditions and Fees

        In March of 2000, following a comparative selection process, Inukshuk was selected by the Minister to be licensed for MCS in twelve license service areas across Canada.

        On December 21, 2001, Inukshuk was issued ten-year MCS Licenses running to March 31, 2011, for the twelve license service areas. The MCS Licenses cover territory that encompasses the provinces of Alberta, British Columbia, Ontario, Québec, Newfoundland and Labrador, Prince Edward Island, Nova Scotia and New Brunswick and the Nunavut, Yukon and Northwest Territories. The MCS Licenses conditions require Inukshuk, from the date of licensing, to:

  (i)
  adhere to the rollout plans made in its initial detailed license application, as amended by Inukshuk's letter to Industry Canada dated December 5, 2001;

  (ii)
  adhere to the learning plan as contained in its detailed application, or as agreed to in writing by the committees made up of representatives of the learning community and Inukshuk;

  (iii)
  comply on an ongoing basis with applicable Canadian ownership and control eligibility criteria (currently as prescribed in the Radiocommunication Act), and provide notice to the Minister in advance, if possible, of any change that would materially affect its ownership or control in fact;

  (iv)
  use the assigned spectrum in accordance with the Canadian Table of Frequency Allocations and Industry Canada's spectrum policy for MCS;

  (v)
  ensure that radio apparatus are installed and operated in compliance with Health Canada's limits of exposure to radio fields;

  (vi)
  mark antenna structures, where applicable, in accordance with recommendations of Transport Canada;

  (vii)
  consult with appropriate land use authorities prior to installation of significant antenna structures, and delaying any installation pending an Industry Canada review to consider whether negotiations are at an impasse;

  (viii)
  comply with the terms and conditions of any approval given by Industry Canada in respect of sites for radio apparatus;

  (ix)
  ensure that radio apparatus are installed and operated in accordance with technical standards specified by Industry Canada;

  (x)
  comply with existing and future international coordination or notification regulations and procedures;

  (xi)
  comply with the transition policy and relocation procedure for the relocation of incumbent stations;

  (xii)
  comply with requests from Industry Canada for technical details of hub stations;

  (xiii)
  obtain Ministerial approval, following full review by Industry Canada, for any application to transfer or assign the licenses, including any disposition of the rights ad obligations of the licenses and any change which would have a material effect on the ownership or control in fact of the licensee;

  (xiv)
  pay the annual MCS License fees before March 31 for the subsequent year;

  (xv)
  submit annual reports for the first five years following issuance of the licenses indicating, among other things, continued compliance with the license conditions; and

  (xvi)
  submit semi-annual interim reports indicating system implementation and learning plan progress for the first two years of the license terms.

        Annual MCS License fees are $1.30/MHz per 1,000 households for each licensed service area. For all twelve MCS Licenses, Inukshuk paid annual license fees of $1,267,734 in 2002.

        In November 2001, Industry Canada announced, consistent with an earlier determination by the Federal Communications Commission of the United States, that Canada would allow both fixed and mobile applications in the MCS spectrum band. Industry Canada plans to initiate a public consultation in the future on licensing considerations arising from this change. There can be no assurance that conditions of the MCS Licenses, including the license fee structure following any follow-up consultation, will not change materially, which could affect Inukshuk's operations or costs.

Telecommunications Act

        As a telecommunications common carrier (i.e., a facilities-based telecommunications company) operating in Canada, Connexions is a "Canadian carrier" as defined by the Telecommunication Act and is therefore subject to regulation by the CRTC. Inukshuk is also expected to be a Canadian carrier.

        The CRTC's jurisdiction extends to the regulation of rates and the terms and conditions pursuant to which telecommunications services are provided by Canadian carriers, the exchange of telecommunications traffic between carriers, inter-carrier arrangements and ownership of Canadian carriers. The CRTC is also mandated to establish the appropriate rules for entry into new markets and the regulation of competitive telecommunications markets.

        Powers conferred to the CRTC include the ability to exempt classes of Canadian carriers from the application of the Telecommunications Act and to forbear from exercising certain regulatory powers with respect to certain classes of services if the CRTC is satisfied that exemption or forbearance is consistent with Canadian telecommunications policy objectives, and if the service or class of service is or will be subject to competition sufficient to protect the interest of users.

        Exemption or forbearance may be subject to conditions. For example, in most of its forbearance decisions, the CRTC has eliminated the request for carriers to file tariffs and inter-carrier agreements for approval but has retained its powers to rule on complaints of undue preference or anti-competitive behavior.

        Under the current rules established by the CRTC, a wireless carrier may carry on business as a WSP under the regulatory regime established for wireless services, or it may take advantage of the regulatory framework for the local services generally by electing to become a CLEC on an area-by-area basis. Certain obligations and benefits are brought about by becoming a CLEC including "co-carrier" status with the ILECs. It is also possible for a wireless carrier to operate as a WSP in some areas and as a CLEC in others.

Regulatory Framework for Wireless Services

        On December 23, 1996, the CRTC issued Decision 96-14 regarding the regulation of WSPs. The CRTC decided, subject to certain conditions, to refrain or forbear from exercising many of its regulatory powers, including its rate-setting powers, with respect to mobile wireless voice services interconnected with other public networks provided and offered by Canadian carriers other than the ILECs. The CRTC considered it necessary to retain the power to impose certain conditions such as confidentiality of customer information and to ensure that providers of such services, including cellular, PCS and ESMR, do not unjustly discriminate against other service providers or subscribers, or confer any undue or unreasonable preference with respect to access to their networks or generally with respect to the provision of the services.

Regulatory Framework for Local Services

        In May 1997, the CRTC issued Decision 97-8, which set out the initial terms and conditions for competition in the local telecommunication services market. Many of the implementation issues associated with the introduction of local services competition were referred to the CISC, an industry organization formed to assist in developing information, procedures and guidelines as may be required in implementing local competition. The Company participates actively in the CISC.

        Decision 97-8 establishes a technology neutral comprehensive regulatory framework that addresses key issues necessary to permit competition in the local services market. Decision 97-8 has been modified from time to time by subsequent CRTC decisions and orders. Following is a summary of the major features of Decision 97-8 as it is expected to impact on Microcell's business.

        In the local services market, the CRTC considers CLECs to be carriers of equal stature with, and not merely customers of, the ILECs. Accordingly, the CRTC mandated that ILECs and CLECs terminate each others' traffic originating within the same ILEC exchange based on mutual compensation "bill and keep" arrangements. These arrangements do not require the LEC originating traffic to compensate another LEC for terminating its local traffic unless there is a substantial traffic imbalance for a significant period of time. In areas in which terminating traffic is at a substantial imbalance, LECs charge each other for the imbalance in traffic termination at cost-justified rate levels approved by the CRTC.

        The CRTC determined that ILECs and CLECs must provide at least one suitably equipped point of interconnection with other telecommunications providers within each ILEC local exchange in which the LEC provides service (certain elements of this determination are currently under review by the CRTC). The point of interconnection is the location where LECs' respective networks interconnect for the exchange of traffic. The CRTC also directed that LECs should share the cost of this interconnection equally. This is accomplished through the terms of interconnection agreements between CLECs and ILECs or other CLECs.

        In order to provide service, CLECs require access to or the use of certain discrete and essential elements of the ILECs' local exchange network, referred to as "unbundled facilities". The CRTC determined that other facilities of the ILECs' networks, though not essential, were nevertheless necessary during the early years of competition, and directed the ILECs to make them available to CLECs at cost-based rates as if they were essential.

        The CRTC considers CLECs to be "non-dominant carriers". As such, they are not subject to the same degree of regulation as ILECs and are not required to file tariffs for their rates for end-customer services. However, the CRTC requires CLECs to assume certain regulatory obligations, including obtaining CRTC approval of interconnection agreements and tariffs for services provided to other carriers (as opposed to end-customers).

        In addition, CLECs must provide equal access for their end-customers to long distance providers that offer services in the same territory served by the CLEC, and interconnection to all carriers, including long distance carriers, WSPs and other LECs operating in the same territory. This access must be available at terms, conditions, rates and charges no less favorable than those offered by the local ILECs. These requirements, as they apply to wireless CLECs, including Connexions are currently being reviewed by the CRTC.

        CLECs are also required to: implement local number portability, which permits an end-customer to move from one LEC to another without changing telephone numbers; provide emergency (9-1-1) service; provide message relay service for the hearing impaired; and satisfy various other regulatory requirements designed to protect customers' privacy and ensure that customers receive adequate service information.

        Connexions received interim CRTC approval of its CLEC tariffs on September 8, 2000 (interim approval having been granted to other CLECs currently in operation), a condition precedent necessary to achieving CLEC status. Since September of 2001, Connexions has been converting to CLEC status from WSP status across the country, and is now operating as a CRTC-approved CLEC in all of the Company's principal operating exchanges.

Contribution Obligations

        In November 2000, with Telecom Decision 2000-745, the CRTC announced a reform of the contribution collection mechanism, whereby telecommunications service providers subsidize the cost of local telecommunications service in certain high-cost regions. Previously, contribution was paid on a per long distance minute basis or comparable per interconnection trunk basis. Since January 1, 2001, telecommunications service providers, including WSPs and CLECs, have been required to pay a percentage of their CTSR, less certain deductions, such as inter-carrier payments, as contribution. In its November 22, 2002, Telecom Decision 2001-71, the CRTC approved on a final basis the 2002 CTSR rate at 1.34%, and also set the interim CTSR rate for 2003 at 1.3%.

Foreign Ownership Restrictions

        Connexions and Inukshuk are required, as radiocommunication carriers and by the conditions of their respective licenses, to comply with the Canadian Ownership and Control Provisions. The Canadian Ownership and Control Provisions must also be respected by Connexions and Inukshuk to maintain their eligibility to operate as Canadian carriers under the Telecommunications Act and to hold and have renewed the PCS License and MCS Licenses.

        The Canadian Ownership and Control Provisions require Connexions and Inukshuk to be "Canadian-owned and controlled" corporations incorporated or continued under the laws of Canada or a province of Canada. Connexions and Inukshuk are deemed to be "Canadian-owned and controlled" as long as: (i) not less than 80% of the members of their respective boards of directors are individual Canadians; (ii) Canadians beneficially own not less than 80% of their respective issued and outstanding voting shares; and (iii) they are not otherwise controlled in fact by non-Canadians.

        A "Canadian" is defined to include a Canadian citizen who is ordinarily resident in Canada, a permanent resident of Canada, various Canadian government agencies, various qualified trusts, mutual insurance companies, and corporations in which Canadians beneficially own and control in the aggregate not less than 66 2/3% of the issued and outstanding voting shares and which are not otherwise controlled in fact by non-Canadians.

        In the case of Microcell, as the ultimate parent corporation of both Connexions and Inukshuk, the Canadian Ownership and Control Provisions require, for Connexions and Inukshuk to be considered eligible thereunder, that not less than 66 2/3% of the issued and outstanding voting shares of Microcell be owned by

Canadians, and that Microcell not otherwise be controlled in fact by non-Canadians. A "voting share" for purposes of the Telecommunications Act means a share or class of shares of a corporation carrying voting rights under all circumstances or by reason of an event that has occurred and is continuing or by reason of a condition that has been fulfilled and includes a security that is convertible into such a share at the time that a calculation referred to in that clause is made.

        Microcell may restrict the issue, transfer and ownership of shares, if necessary, to ensure that Microcell remains in conformity with the Canadian Ownership and Control Provisions. For such purposes, in particular but without limitation, Microcell may, in accordance with the provisions of the Canadian Ownership and Control Provisions, to the extent applicable: (i) refuse to accept any subscription for any voting shares; (ii) refuse to allow any transfer of voting shares to be recorded in Microcell's share register; (iii) suspend the rights of a holder of voting shares to vote at a meeting of the shareholders of Microcell; and (iv) sell, repurchase or redeem any voting shares.

        Microcell's Articles of Incorporation provide that Microcell may, in connection with the issue, or transfer of ownership, of voting shares in its capital, take any action, or refuse to take any action, as the case may be, to the extent necessary to ensure that any subsidiary of Microcell is and continues to be eligible to operate as a Canadian carrier under the Telecommunications Act or to be issued, to hold and to renew radio authorizations or radio licenses under the Radiocommunication Act, if and only to the extent that the business activities of such subsidiary require such eligibility. Similar provisions will be included in the articles of New Microcell.

        Microcell, Connexions and Inukshuk may not be otherwise controlled by non-Canadians. In other words, a non-Canadian cannot exercise control in fact over these companies. The test for determining control has been applied in a negative fashion; that is, reviews have focused on whether non-Canadians have control, not whether Canadians control, the carrier in question. Any one determinant may not necessarily control, but the cumulative effect of several determinant may influence whether de facto control is being exercised by non-Canadians. For example, a review of control may consider, but is not restricted to, the following elements:

  •
  the rights of non-Canadians in shareholder's agreements, including dividend rights, veto rights and the right to elect directors;

  •
  the scope and exclusivity of all management and services agreements made with non-Canadians;

  •
  the percentage of share holdings (both voting and non-voting) held by non-Canadians;

  •
  the source of debt and equity financing;

  •
  which party determines the selection of members of the senior management;

  •
  the relative experience and strength of the shareholders (both Canadian and non-Canadian) and board of directors; and

  •
  dependency created by any other agreements, contracts or arrangements with non-Canadians.

        Failure by Microcell to comply with the requirements relating to the Canadian Ownership and Control Provisions may affect the ability of Connexions and Inukshuk to operate as Canadian carriers and to hold and have renewed the PCS License and the MCS Licenses. Microcell believes that it and its subsidiaries currently comply with the Canadian Ownership and Control Provisions.

        In November of 2002, the Minister initiated a review of the Canadian Ownership and Control Provisions. The review, to be conducted by the Industry Committee, is meant to determine whether the restrictions on foreign participation in the telecommunications sector set out in the Canadian Ownership and Control Provisions are still appropriate today, or whether changes to those rules, including their possible removal, are needed. The Industry Committee is expected to report back to the Minister by mid-2003, but there is no assurance whether changes will be recommended, or if changes are recommended, that those recommendations will lead to modifications to the Canadian Ownership and Control Provisions.

PRINCIPAL SHAREHOLDERS

        Telesystem Ltd. owns, directly and indirectly through a subsidiary, 19,924,849 common shares of Microcell, representing 72.1% of the voting shares and 25.1% of the outstanding equity of Microcell.

OTHER CONSIDERATIONS

Competition Act (Canada)

        The following summary is of a general nature only and is not intended to be, nor should it be construed as, legal advice to any particular Creditor. A Creditor should consult its own counsel for advice as to the applicability of the provisions of the Competition Act having regard to its particular circumstances.

        The Competition Act contains provisions in relation to the mandatory notification and substantive review of merger transactions.

        The merger notification provisions are contained in Part IX of the Competition Act and apply to asset acquisitions, share acquisitions, amalgamations and unincorporated combinations. Part IX of the Competition Act prescribes thresholds in respect of such transactions that, if exceeded, trigger a mandatory notification of the transaction. A transaction is notifiable if thresholds respecting the "size of the parties", the "size of the transaction" and, in the case of share acquisitions, shareholdings are exceeded. In this latter regard, share acquisitions are notifiable only if they cause a person or persons to acquire a voting shareholding interest in the corporation exceeding 20 percent, in the case of a public corporation, or 35 percent, in the case of a private corporation. If the parties already surpass either of these shareholding thresholds and make a subsequent share acquisition that results in their owning more than a 50 percent voting shareholding interest, then the subsequent transaction also requires notification. A notifiable transaction may not be completed before the expiration or earlier termination of the applicable waiting period after the prescribed notice has been provided to the Commissioner of Competition, unless the Commissioner has issued an advance ruling certificate pursuant to section 102 of the Competition Act. The Plan will not give rise to a merger notification obligation under the Competition Act as management understands that no Affected Creditor or Affected Creditor(s) acting in concert will hold an interest in any New Microcell greater than 20 percent immediately after the Effective Date.

        Even if the Plan does not trigger a merger notification obligation under the Competition Act, it includes share acquisitions by various parties that could constitute "mergers" for the purposes of the substantive merger review provisions of the Competition Act. The Commissioner of Competition may review such transactions even if they are not subject to mandatory merger notification. Furthermore, the Competition Act permits the Commissioner to make applications to the Competition Tribunal challenging one or more of the transactions if he believes that they will, or are likely to, prevent or lessen competition substantially.

Registration and Prospectus Requirements upon Initial Issuance

Canada

        The initial issuance of New Securities in connection with the Plan constitutes a distribution of securities which is exempt from the registration and prospectus requirements of the securities legislation in British Columbia, Ontario and Alberta. In Québec, the distribution of New Securities is exempt if the Québec Securities Commission agrees or does not object within 15 days of receiving information regarding the Plan which is specified in Québec Securities regulations. Such information will be provided prior to implementation of the Plan. The distribution of New Securities in connection with the Plan is not exempt from registration and prospectus requirements in each of Newfoundland, Prince Edward Island, New Brunswick, Nova Scotia, Manitoba and Saskatchewan. In respect of these latter provinces, an application will be made for exemptions from the relevant registration and prospectus requirements. Obtaining such approvals is a condition to the implementation of the Plan.

United States

        The initial issuances of New Securities in connection with the Plan will not be registered under the 1933 Act or (with a few exceptions) the securities laws of any state of the United States and will be effected in reliance upon the exemption from registration provided by Section 3(a)(10) of the 1933 Act and exemptions provided under the securities laws of each state of the United States. Section 3(a)(10) of the 1933 Act exempts from registration a security which is issued in exchange for outstanding securities where the terms and conditions of such issuance and exchange are approved, after a hearing upon the fairness of such terms and conditions at which all persons to whom it is proposed to issue securities in such exchange have a right to appear, by a Court or by a governmental authority expressly authorized by law to grant such approval. Accordingly, the final Order of the Court will, if granted, constitute the basis for the claim of exemption from the registration requirements of the 1933 Act with respect to the New Securities initially issued in connection with the Plan. Microcell may in its discretion alternatively rely upon other available exemptions from registration under the 1933 Act.

        The exemption from registration provided by Section 3(a)(10) will not be available for the Class A Restricted Voting Shares or Class B Non-Voting Shares issuable upon the conversion of the First Preferred Shares or Second Preferred Shares (or any First Notes or Second Notes) or upon the exercise of the Warrants. No First Preferred Share or Second Preferred Share (or First Note or Second Note) may be converted, and no Warrant may be exercised, unless (i) a registration statement covering the underlying Class A Restricted Voting Shares or Class B Non-Voting Shares is registered via a registration statement filed with the United States Securities and Exchange Commission, or (ii) another exemption under the 1933 Act is available in respect of such conversion or exercise. The Company believes that an exemption under the 1933 Act is currently available for the issuance of the Class A Restricted Voting Shares or Class B Non-Voting Shares issuable upon conversion of the First Preferred Shares or Second Preferred Shares (or any First Notes or Second Notes). However, if an exemption for the shares issuable upon such conversion is not available, New Microcell will file, on a date not earlier than six (6) months and not later than seven (7) months after the Effective Date, a registration statement with the U.S. Securities and Exchange Commission in respect of the shares issuable upon such conversion and use reasonable commercial efforts to have such commission declare such registration statement effective. With respect to the Warrants, New Microcell will file, on a date not earlier than six (6) months and not later than seven (7) months after the Effective Date, a registration statement with the U.S. Securities and Exchange Commission in respect of the shares issuable upon exercise of the Warrants and use reasonable commercial efforts to have such commission declare such registration statement effective. The Company will file a single registration statement for the Class A Restricted Voting Shares and Class B Non-Voting Shares issuable upon the exercise of the Warrants (and if necessary, upon the conversion of the First Preferred Shares and Second Preferred Shares or the First Units or the Second Units).

Resale of New Securities

Canada

        The discussion below is only a general review of the requirements of securities laws for the resale of the New Securities received upon completion of the Plan. All Affected Creditors who will be receiving New Securities pursuant to the Plan are urged to consult with legal counsel to ensure that the resale of the New Securities held by such Affected Creditors complies with applicable securities legislation.

        In each of British Columbia, Saskatchewan, Alberta, Ontario, Québec, Nova Scotia and Newfoundland, either a resale exemption is unavailable or there is some uncertainty as to whether such exemption is available. Therefore, an application will be made for exemption from the relevant first trade restrictions in order for the New Securities to be freely tradeable. The obtaining of such exemption is a condition to implementation of the Plan. The securities legislation of Manitoba, New Brunswick and Prince Edward Island does not have provisions aimed at regulating first sales of previously exempt securities and as such, no such relief from first trade restrictions is required in Manitoba, Prince Edward Island or New Brunswick, except as it relates to trades from control blocks. It is anticipated, although the result cannot be assured, that this first trade relief would be subject to the following conditions:

  (i)
  in the case of a person or company that is in a special relationship with New Microcell, the seller of the New Securities has no reason to believe that New Microcell is in default of any requirement of the applicable securities legislation;

  (ii)
  no unusual effort is made to prepare the market or create a demand for the New Securities being sold and no extraordinary commission or consideration is paid in respect of such trade; and

  (iii)
  no trade from the holdings of a person or a company or a combination of persons or companies holding a sufficient number of any securities in New Microcell (or any other issuer) to affect materially the control of New Microcell would be made.

        It should be noted that Microcell is currently a reporting issuer in each of Ontario, Québec, British Columbia, Alberta, Saskatchewan, Manitoba, Newfoundland and Nova Scotia. Neither Prince Edward Island nor New Brunswick have the concept of reporting issuer status. An application will be made in order for New Microcell to benefit from Microcell's reporting issuer status.

United States

        Microcell has been advised by its U.S. counsel that the New Securities initially issued under the Plan may be resold without restriction by Holders thereof who were not "affiliates" of Microcell before the Effective Date and who are not "affiliates" of New Microcell after the Effective Date. For purposes of the 1933 Act, an "affiliate" is a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the person specified. The term "control" means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.

        Security holders who were affiliates of Microcell before the Effective Date or who will be affiliates of New Microcell after the Effective Date are subject to resale restrictions under the 1933 Act (unless another exemption under the 1933 Act is available).

Affiliates of Microcell before the Effective Date

        Rule 145(d) provides a safe harbour for resales of securities received by certain persons in transactions such as the Plan. Persons who are "affiliates" of Microcell prior to but not after the Plan may transfer the New Securities they receive in the Plan in the manner permitted by Rule 145(d)(1), (d)(2) or (d)(3).

        Rule 145(d)(1) generally provides that "affiliates" may sell securities received pursuant to the Plan if such sale is effected pursuant to the volume, current public information and manner of sale limitations of Rule 144 promulgated under the 1933 Act. These limitations generally require that any sales made by such an affiliate in any three-month period shall not exceed the greater of 1% of the outstanding shares of the securities being sold or the average weekly trading volume over the four calendar weeks preceding the placement of the sell order and that such sales be made in unsolicited, open market "brokers transactions". Rules 145(d)(2) and (3) generally provide that the foregoing limitations lapse for non-affiliates after a period of one or two years, respectively, depending upon whether adequate current public information is available with respect to Microcell or New Microcell.

Affiliates of New Microcell after the Effective Date

        Persons who are "affiliates" of Microcell after the Effective Date may transfer the New Securities they receive in the Plan in accordance with Rule 144(d)(1) or another available exemption under the 1933 Act.

        Holders of New Securities are urged to consult their legal advisors to determine the extent of any such resale restrictions that may be applicable to their New Securities.

Listing of New Instruments

        The Company has applied for listing of the FPV Shares, FPNV Shares, First Units, SPV Shares, SPNV Shares, Second Units, Class A Restricted Voting Shares, Class B Non-Voting Shares and Warrants on the TSX. No assurances can be given that listing will be achieved and, if achieved, that a market will develop for such securities. It is a condition to implementation of the Plan that such securities be accepted for listing on a Recognized Exchange. Affected Creditors should refer to the section titled "Risk Factors — Inability to Cause New Instruments to Remain Listed".

INCOME TAX CONSIDERATIONS

        The following summaries are of a general nature only and are not intended to be, nor should they be construed to be, legal or tax advice to any particular Securityholder. Consequently, Securityholders are urged to consult their own tax advisors for advice as to the tax considerations in respect of the Plan having regard to their particular circumstances.

Certain Canadian Federal Income Tax Considerations

        In the opinion of Stikeman Elliott LLP, counsel to the Company, the following is a fair and adequate summary of the principal Canadian federal income tax consequences of the Plan to Securityholders who, for the purposes of the ITA, deal at arm's length with the Company and are not affiliated with the Company and hold their Notes and Current Shareholdings, as the case may be, as capital property. For this purpose, related persons are deemed not to deal with each other at arm's length. A person and a corporation are related if the person controls the corporation or is a member of a related group that controls the corporation. It is a question of facts whether persons not related to each other are dealing with each other at arm's length. The Notes and Current Shareholdings will generally be considered to be capital property for this purpose to a Securityholder unless either the Securityholder holds such securities in the course of carrying on a business, or the Securityholder has acquired such securities in a transaction or transactions considered to be an adventure in the nature of trade.

        This summary is not applicable to a Securityholder that is a financial institution (as defined in the ITA) for purposes of the mark-to-market rules.

        This summary is based upon the current provisions of the ITA and counsel's understanding of the current published administrative practices and policies of the CCRA. It also takes into account all Tax Proposals, and assumes that all such Tax Proposals will be enacted. This summary does not otherwise take into account or anticipate any changes in law, whether by way of legislative, judicial or administrative action or interpretation, nor does it address any provincial, territorial or foreign tax considerations. No assurance can be given that the Tax Proposals will be enacted in the form proposed or at all.

        This summary is not intended to be, nor should it be construed to be, legal or tax advice to any particular Securityholder. Securityholders are urged to consult their own tax advisors concerning the tax consequences to them of the Plan.

        All amounts, including the cost of, interest or dividends received and accrued on, and proceeds of disposition from the Notes, secured Claims, Current Shareholdings, First Preferred Shares and Second Preferred Shares and Class A Restricted Voting Shares and Class B Non-Voting Shares and Warrants must be determined in Canadian dollars at applicable exchange rates for the purposes of the ITA. The amount of interest and any capital gain or capital loss of an existing shareholder or the Company or Noteholder on or with respect to Notes and Current Shareholdings may be affected by fluctuations in Canadian dollar exchange rates.

Securityholders Residents of Canada

        The following discussion applies to Canadian Holders. Certain Canadian Holders whose Notes, Claim, Current Shareholdings, First Preferred Shares, Second Preferred Shares, Class A Restricted Voting Shares, Class B Non-Voting Shares, First Units, Second Units or Warrants might not otherwise qualify as capital property may, in certain circumstances, treat such Notes, Claim, Current Shareholdings, First Preferred Shares, Second Preferred Shares, Class A Restricted Voting Shares, Class B Non-Voting Shares or Warrants as capital property by making an irrevocable election provided by subsection 39(4) of the ITA.

Secured Creditors and Noteholders Residents of Canada

        (i)    Satisfaction and Acquisition of Claims.

        A Canadian Holder who is a Secured Creditor will be considered to have disposed of Claims upon the satisfaction by Amalco and acquisition by New Microcell of such Claims in consideration for Tranche B Debt, Tranche C Notes, if applicable, and FPV Shares and SPV Shares (or First Units in lieu of FPV Shares and Second Units in lieu of SPV Shares) on the Effective Date. A Canadian Holder who is a Secured Creditor that is a corporation, partnership, unit trust or trust of which a corporation or a partnership is a beneficiary will generally be required to include in income the amount of interest accrued or deemed to have accrued to the Effective Date or that became receivable or was received on or before the Effective Date, to the extent that such amounts have not otherwise been included in the Canadian Holder's income for the year or a preceding taxation year. Any other Canadian Holder, including an individual, will be required to include in income for a taxation year any interest on the Claims received or receivable by such Canadian Holder in the year (depending upon the method regularly followed by the Canadian Holder in computing income), except to the extent that such amount was otherwise included in its income for the year or a preceding taxation year. Where a Canadian Holder who is a Secured Creditor is required to include an amount in income on account of interest on the Claim that accrues in respect of the period prior to the date of acquisition by such Secured Creditor, the Canadian Holder who is a Secured Creditor may be entitled to a deduction in computing income of an equivalent amount. The adjusted cost base of the Claim to the Canadian Holder will be reduced by the amount which is so deductible.

        If accrued interest is not fully paid to the Canadian Holder on the issuance of FPV Shares and the SPV Shares, the Canadian Holder is entitled to deduct in computing income for the year the amount, if any, by which the aggregate amount of interest that was included in the Canadian Holder's income for the year and all previous years exceed the total interest actually received.

        In general, the satisfaction and acquisition of Claims for Tranche B Debt, Tranche C Notes, if applicable, and FPV Shares and SPV Shares (or First Units in lieu of FPV Shares and Second Units in lieu of SPV Shares) will give rise to a capital gain (or a capital loss) to the extent that the proceeds of disposition, net of any amount included in the Canadian Holder's income as interest and any reasonable costs of disposition, exceed (or are less than) the Canadian Holder's adjusted cost base of the Claim. Any such capital gain (or a capital loss) will be subject to the treatment described under the heading "Taxation of Capital Gains and Capital Losses" below. For this purpose, a Canadian Holder's adjusted cost base of Claims will generally include the amount previously included in the Canadian Holder's income as interest on such Claim, to the extent such amounts exceed amounts actually received by the Canadian Holder as interest. A Canadian Holder's proceeds of disposition of Claims upon the satisfaction or the exchange of such Claims for Tranche B Debt, Tranche C Notes, if applicable, and FPV Shares and SPV Shares (or First Units in lieu of FPV Shares and Second Units in lieu of SPV Shares) will be an amount equal to the fair market value at the Effective Time of the Tranche B Debt, Tranche C Notes, if applicable, and FPV Shares and SPV Shares (or First Units in lieu of FPV Shares and Second Units in lieu of SPV Shares) received on the exchange. A Canadian Holder will be considered to have acquired any Tranche B Debt, Tranche C Notes, if applicable, and FPV Shares and SPV Shares (or First Units in lieu of FPV Shares and Second Units in lieu of SPV Shares) at a cost equal to their fair market value at the Effective Time. Consequently, a Canadian Holder's adjusted cost base in the Tranche B Debt, Tranche C Notes, FPV Shares or SPV Shares, as the case may be, (or First Units in lieu of FPV Shares and Second Units in lieu of SPV Shares) will be equal to their fair market value at the Effective Time.

        (ii)  Exchange of Notes

        The Canadian tax consequences for a Canadian Holder who is an Affected Unsecured Creditor who will receive Second Preferred Shares (or Second Units in lieu of Second Preferred Shares), Class A Restricted Voting Shares, Class B Non-Voting Shares and Warrants, on the exchange of Notes will be similar to the Canadian tax consequences applicable to the satisfaction and acquisition of Claim by a Canadian Holder who is a Secured Creditor for Tranche B Debt, Tranche C Notes, if applicable, and FPV Shares and SPV Shares (or First Units in lieu of FPV Shares and Second Units in lieu of SPV Shares) described above.

        (iii)  Taxation of Interest on Tranche B Debt and Tranche C Notes

        A Canadian Holder that is a corporation, partnership, unit trust or trust of which a corporation or a partnership is a beneficiary will be required to include in its income for a taxation year any interest on the Tranche B Debt and Tranche C Notes that accrued to it or was deemed to accrue to it to the end of the year or that became receivable or was received by it before the end of the year, except to the extent that such interest was included in computing its income for a preceding year. Any other Canadian Holder, including an individual (other than a trust), will be required to include in income for a taxation year any interest on Tranche B Debt and Tranche C Notes received or receivable by such Canadian Holder in the year (depending upon the method regularly followed by the Canadian Holder in computing income), except to the extent that such amount was otherwise included in its income for the year or a preceding taxation year.

        In addition, if such other Canadian Holder holds the Tranche C Notes on an "anniversary day" of Tranche C Notes in a taxation year, such other Canadian Holder will be required to include in income for the taxation year any interest accrued on the Tranche C Notes to the end of the "anniversary day" to the extent that such amount was not included in its income for a preceding taxation year. For this purpose, the "anniversary day" of the Tranche C Notes will generally be the first and each subsequent anniversary of the day before the date of issue of the Tranche C Notes and the day on which the Tranche C Notes are disposed of.

        Where a Canadian Holder is required to include an amount in income on account of interest on the Tranche B Debt and Tranche C Notes that accrued in respect of the period prior to their date of acquisition, the Canadian Holder may be entitled to a deduction in computing income of an amount, if any, by which the aggregate amount of interest that was included in the Canadian Holder's income for the year and all previous years exceeds the total interest actually received thereon. The adjusted cost base of the Tranche B Debt and Tranche C Notes to the Canadian Holder will be reduced by the amount which is so deductible.

        (iv)  Sale, Redemption or Repayment of Tranche B Debt and Tranche C Notes

        On a disposition or a deemed disposition of Tranche B Debt and Tranche C Notes, including redemption, repayment or purchase by the Company, a Canadian Holder will generally be required to include in income the amount of interest accrued or deemed to accrue to the date of disposition, to the extent that such amounts have not otherwise been included in the Canadian Holder's income for the year or a preceding taxation year.

        In general, a disposition or deemed disposition of the Tranche B Debt and Tranche C Notes will give rise to a capital gain (or a capital loss) to the extent that the proceeds of disposition, net of any amount included in the Canadian Holder's income as interest and any reasonable costs of disposition, exceed (or are less than) the Canadian Holder's adjusted cost base of the Tranche B Debt and Tranche C Notes. Any such capital gain (or a capital loss) will be subject to the treatment described under the heading "Taxation of Capital Gains and Capital Losses" below.

        (v)  Holding and Disposition of First Preferred Shares, Second Preferred Shares, Class A Restricted Voting Shares and Class B Non-Voting Shares

        The consequences to a Canadian Holder of receiving dividends on, and the disposition of First Preferred Shares, Second Preferred Shares, Class A Restricted Voting Shares and Class B Non-Voting Shares will be identical to those described below under the heading "Existing Shareholders Residents of Canada — Holding and Disposition of Class A Restricted Voting Shares and Warrants" subject, for a Canadian Holder that is a corporation receiving dividends on First Preferred Shares and Second Preferred Shares, to the qualification of such shares as Distress Preferred Shares.

        An advance income tax ruling has been requested from CCRA in connection with the qualification of the First Preferred Shares and Second Preferred Shares as Distress Preferred Shares. There is no certainty as to whether such ruling will be granted as requested.

        It is the Company's and its counsel's understanding, based on facts presented to counsel by the management of the Company, including the assumption that the holders of the First Preferred Shares and the Second Preferred Shares will deal at arm's length with the Company and New Microcell at the time of the issuance of such shares and that the Company is in financial difficulty at the time of the issuance of such shares, that the

First Preferred Shares and the Second Preferred Shares will meet, for at least the first five years following their issuance, the statutory requirements for such shares to qualify as Distress Preferred Shares and will therefore not be subject to the rules pertaining to "term preferred shares", "taxable preferred shares" and "exempt shares" (as such terms are defined in the ITA).

        If the Advance Tax Ruling is not obtained because the contrary view is adopted by CCRA or, in the event of a challenge, by the relevant judicial authorities, and the First Preferred Shares and the Second Preferred Shares were refused Distress Preferred Shares status, they would be treated as "term preferred shares" and "taxable preferred shares" for the purposes of the ITA. As such, a Canadian Holder that is a "specified financial institution" within the meaning given to such term under the ITA, holding First Preferred Shares and Second Preferred Shares in the ordinary course of its business would not be allowed a deduction for the amount of the dividend received and included in its income in respect of the First Preferred or Second Preferred Shares. However, as it would be denied the intercompany dividend deduction, it would not be liable to tax under Part IV.1 of the ITA. Note, however, that if the First Preferred Shares and Second Preferred Shares are listed on a prescribed stock exchange, which includes the TSX, a Canadian Holder that is a "specified financial institution" would be allowed to benefit from a deduction for the amount of the dividends received and included in its income in respect of the First Preferred Shares or Second Preferred Shares provided that it does not, either alone or together with persons with whom it does not deal at arm's length, receive (and is not deemed to receive) in the aggregate dividends in respect of more than ten percent (10%) of the issued and outstanding First Preferred Shares or Second Preferred Shares, as the case may be, the time the dividends are received or deemed to be received. Canadian Holders that are corporations if they have been allowed a deduction for the amount of the dividend received in accordance with the rule described above, are generally subject to the 10% tax payable under Part IV.1 of the ITA. However, since the conditions of the First Preferred Shares and Second Preferred Shares specifically provide that New Microcell will make a qualified election to increase its own liability to tax under Part VI.1 of the ITA, corporate shareholders will not be subject to tax under Part IV.1 of the ITA on dividends or deemed dividends received by such shareholders on the First Preferred Shares and Second Preferred Shares.

        (vi)  Redemption and Conversion of First Preferred Shares and Second Preferred Shares

        If New Microcell redeems the First Preferred Shares and Second Preferred Shares (other than by a purchase in the open market in the manner in which shares are normally purchased by any member of the public in the open market) in consideration for cash or by issuing First Units in lieu of First Preferred Shares and Second Units in lieu of Second Preferred Shares, as the case may be, the holder will be deemed to have received a dividend equal to the amount, if any, paid by New Microcell in excess of the paid-up capital of such First Preferred Shares and Second Preferred Shares at such time as computed for purposes of the Act. The amount paid by New Microcell on such redemption shall be the fair market value of the cash or First Notes and Second Notes issued by New Microcell and the amount by which the paid-up capital of New Microcell is increased by reason of the issue of the FPV2 Shares or FPNV2 Shares and SPV2 Shares or SPNV2 Shares of New Microcell at the time of the redemption. The amount of any such deemed dividend will generally not be included in computing the holder's proceeds of disposition for purposes of computing the capital gain or loss arising on disposition of such First Preferred Shares and Second Preferred Shares. In the case of a corporate holder, it is possible that in certain circumstances all or part of any such deemed dividend may be treated as proceeds of disposition and not as a dividend giving rise to a Capital Gain (or a capital loss) as described below.

        A Canadian Holder will also realize a capital gain (or capital loss) on the redemption of the First Preferred Shares and Second Preferred Shares in consideration for cash or for First Units in lieu of First Preferred Shares or Second Units in lieu of Second Preferred Shares, as the case may be, equal to the amount by which the proceeds of disposition (less the amount of any deemed dividend discussed above) exceed (or are exceeded by) the adjusted cost base to the Canadian Holder of such First Preferred Shares and Second Preferred Shares, and any reasonable costs of disposition. The tax treatment of any such capital gain (or capital loss) is the same as described below under the heading "Taxation of Capital Gains and Capital Losses". The cost to the Canadian Holder of the First Notes, Second Notes, FPV2 Shares, FPNV2 Shares, SPV2 Shares and SPNV2 Shares received on such conversion will be equal to their respective fair market value.

        If New Microcell converts, at the discretion of New Microcell or a Canadian Holder, the First Preferred Shares and Second Preferred Shares in consideration for the issuance of Class A Restricted Voting Shares, the Canadian Holder will generally be treated as not having disposed of the shares and the cost of the Class A Restricted Voting Shares to such Canadian Holder will be equal to the aggregate adjusted cost base to the Canadian Holder of the converted shares immediately before the conversion.

        (vii) Exchange of Class B Non-Voting Shares for Class A Restricted Voting Shares

        A Canadian Holder will not be subject to Canadian tax in respect of the exchange of Class B Non-Voting Shares for Class A Restricted Voting Shares. The adjusted cost base of Class A Restricted Voting Shares into which the Class B Non-Voting Shares were exchanged will equal the adjusted cost base of the Class B Non-Voting Shares.

        (viii) Exercise of Warrants

        No gain or loss will be realized by a Canadian Holder upon exercise of Warrants. When a Warrant is exercised, the cost to the Canadian Holder of the Class A Restricted Voting Shares, thus acquired will be the aggregate of the adjusted cost base, for that Canadian Holder, of the Warrant and the price paid for the Class A Restricted Voting Shares upon exercise of the Warrant. The adjusted cost base of the Warrants will be equal to their fair market value on the Effective Date.

        To the extent that a Canadian Holder receives a cash payment in lieu of a fractional share as a result of the exercise of a Warrant, the CCRA generally allows a shareholder who receives cash not exceeding $200 in lieu of a fractional share to recognize a capital gain or capital loss on the disposition of the fractional share in the taxation year in which the cash payment was received in lieu of the fractional share or, alternatively, to reduce the adjusted cost base of the shares received by such shareholder by the cash amount.

        (ix)  Expiry of Warrants

        The expiry of an unexercised Warrant will generally result in a capital loss to the Canadian Holder equal to the adjusted cost base of the warrant immediately before its expiry.

        (x)  Holding and Disposition of First Notes and Second Notes

        The consequences to a Canadian Holder holding or disposing of First Notes and/or Second Notes, including a conversion of such notes at the option of New Microcell into Class A Restricted Voting Shares and Class B Non-Voting Shares, will be identical to the consequences described above under the headings "Secured Creditors and Noteholders Residents of Canada — Taxation of Interest on Tranche B Debt and Tranche C Notes" and "Secured Creditors and Noteholders Residents of Canada — Sale, Redemption or Repayment of Tranche B Debt and Tranche C Notes". Note that any consequence specifically applicable to the Tranche C Notes under any heading referred to in the preceding sentence is also applicable to the First Notes and Second Notes. Note, however, that if the First Notes and Second Notes are converted at the option of the Canadian Holder into Class A Restricted Voting Shares or Class B Non-Voting Shares, a Canadian Holder of First Notes or Second Notes will generally be treated as not having disposed of the First Notes or Second Notes and the cost of the Class A Restricted Voting Share or Class B Non-Voting Shares, as the case may be, to such Canadian Holder will be equal to the aggregate adjusted cost base to the Canadian Holder of the First Notes or Second Notes immediately before the conversion.

Existing Shareholders Residents of Canada

        (i)    Reorganization of Capital

        When the rights, privileges, conditions and restrictions of the Current Shareholdings held by a Canadian Holder are amended to provide for a redemption right exercisable at the option of the Company, pursuant to which each share is redeemable in consideration for the delivery of Class A Restricted Voting Shares, Class B Non-Voting Shares and Warrants of New Microcell, generally, no gain or loss should be realized.

        (ii)  Redemption of Current Shareholdings for Class A Restricted Voting Shares and Warrants of New Microcell

        When the Company redeems the Current Shareholdings, the holder will be deemed to have received a dividend equal to the amount, if any, paid by the Company in excess of the paid-up capital of such Current Shareholdings at such time as computed for purposes of the Act. The amount paid by the Company on such redemption shall be the fair market value of the Class A Restricted Voting Shares and Warrants transferred to the holder from the company at the time of the redemption. The amount of any such deemed dividend will generally not be included in computing the holder's proceeds of disposition for purposes of computing the capital gain (or capital loss) arising on disposition of such Current Shareholdings. In the case of a corporate holder, it is possible that in certain circumstances all or part of any such deemed dividend may be treated as proceeds of disposition, and not as a dividend, giving rise to a capital gain (or capital loss) as described below. Based on the current paid-up capital attributable to the holders of Current Shareholdings, no such deemed dividend should arise.

        A Canadian Holder will also realize a capital gain (or capital loss) on the redemption of the Current Shareholdings equal to the amount by which the proceeds of disposition (less the amount of any deemed dividend discussed above) exceed (or are exceeded by) the adjusted cost base to the Canadian Holder of such Current Shareholdings, and any reasonable costs of disposition. The tax treatment of any such capital gain (or capital loss) is the same as described below under the heading "Taxation of Capital Gains and Capital Losses". The cost to the Canadian Holder of the Class A Restricted Voting Shares and Warrants of New Microcell received on such redemption will be equal to their respective fair market value, on the Effective Date.

        (iii)  Holding and Disposition of Class A Restricted Voting Shares and Warrants

        Dividends and deemed dividends on Class A Restricted Voting Shares will be included in a Canadian Holder's income for purposes of the ITA. Such dividends received by an individual Canadian Holder will be subject to the gross-up and dividend tax credit rules generally applicable under the ITA in respect of dividends received on shares of taxable Canadian corporations. A Canadian Holder that is a corporation will include such dividends in computing its income and generally will be entitled to deduct the amount of such dividends in computing its taxable income. A Canadian Holder that is a "private corporation" or a "subject corporation" (as such terms are defined in the ITA), may be liable under Part IV of the ITA to pay a refundable tax of 33 1/3% on dividends received or deemed to be received on the Class A Restricted Voting Shares to the extent such dividends are deductible in computing the Canadian Holder's taxable income.

        A Canadian Holder will realize a capital gain (or capital loss) on a disposition or deemed disposition of Class A Restricted Voting Shares (other than to New Microcell unless purchased by New Microcell in the open market in a manner where shares are normally purchased by any member of the public in the open market) or Warrants equal to the amount by which the proceeds of disposition exceed (or are exceeded by) the adjusted cost base to the Canadian Holder of such Class A Restricted Voting Shares or Warrants, and any reasonable costs of disposition. The tax treatment of any such capital gain (or capital loss) is the same as described below under the heading "Taxation of Capital Gains and Capital Losses".

        (iv)  Exercise of Warrants

        The tax consequences of the exercise of Warrants under the ITA to the Canadian Holder who is an Existing Shareholder will be the same as for the Affected Unsecured Creditor described above under the heading "Secured Creditors and Noteholders Residents of Canada — Exercise of Warrants".

        (v)  Expiry of Warrants

        The tax consequences of the Exercise of Warrants under the ITA to the Canadian Holder who is an Existing Shareholder will be the same as for the Affected Unsecured Creditor described above under the heading "Secured Creditors and Noteholders Residents of Canada — Expiry of Warrants".

Taxation of Capital Gains and Capital Losses

        In general, one half of a capital gain (a "Taxable Capital Gain") realized by a Canadian Holder in a taxation year will be included in the Canadian Holder's income in the year and one-half of the amount of any capital loss ("an Allowable Capital Loss") realized by a Canadian Holder in a taxation year may be deducted from Taxable Capital Gains realized by the Canadian Holder in the year and any of the three preceding taxation years or in any subsequent year, to the extent and under the circumstances described in the ITA. However, if the Canadian Holder who is a corporation has received dividends on shares it holds or is deemed to have received dividends upon the redemption of shares held by it, which are deductible in computing its taxable income or is not subject to tax, the capital loss otherwise realized in respect of the disposition of such shares will be reduced by the total amounts of such dividends or deemed dividends to the extent and under the circumstances described in the ITA. Similar rules may apply where a corporation is a member of a partnership or a beneficiary of a trust that owns shares, directly or indirectly, through a partnership or trust.

Additional Refundable Tax

        A Canadian Holder that is a "Canadian-controlled private corporation" (as such term is defined in the ITA) may be liable to pay an additional refundable tax of 6 2/3% on certain investment income including amounts in respect of interest and Taxable Capital Gains.

Eligibility for Investment

        Assuming that a class or series of shares of New Microcell will be listed on a prescribed stock exchange in Canada (which includes the TSX), the Tranche B Debt, Tranche C Notes, First Notes, Second Notes, First Preferred Shares, Second Preferred Shares, Class A Restricted Voting Shares, Class B Non-Voting Shares and Warrants would, if issued on the date hereof, be qualified investments under the ITA for trusts governed by registered retirement savings plans, registered retirement income funds, registered education savings plans and deferred profit sharing plans (other than, with respect to Tranche B Debt, Tranche C Notes, First Notes and Second Notes, trusts governed by deferred profit sharing plans for which any of the employers is New Microcell or an employer which does not deal at arm's length with New Microcell) within the meaning of the ITA. Tranche B Debt, Tranche C Notes, First Notes, Second Notes, First Preferred Shares, Second Preferred Shares, Class A Restricted Voting Shares and, Class B Non-Voting Shares Warrants would not, if issued on the date hereof, be foreign property for the purposes of the ITA.

Securityholders Non-Residents of Canada

        The following discussion applies to a Non-Resident Holder who, as mentioned above, for the purposes of the ITA, deals at arm's length with the Company and is not affiliated with the Company and holds its Notes, Claims and Current Shareholdings, as the case may be, as capital property. In addition, this discussion does not apply to an insurer or an authorized foreign bank, who carry on an insurance business or a bank business in Canada and elsewhere.

Secured Creditors and Noteholders Non-Residents of Canada

        (i)    Satisfaction and Acquisition of Claim.

        Upon the satisfaction by Amalco and acquisition by New Microcell of the Claim of a Non-Resident Holder who is a Secured Creditor by the issuance of Tranche B Debt, Tranche C Notes, if applicable, and First Preferred Shares and/or Second Preferred Shares (or First Units, in lieu of First Preferred Shares and Second Units in lieu of Second Preferred Shares) no taxes will be payable under the ITA by such a Non-Resident Holder. However, a Non-Resident Holder holding debt in tranche A of the Existing Credit Facilities will be subject to a withholding tax under the ITA at a rate of twenty-five percent (25%) of the amount of interest which is or is deemed to be paid or credited, subject to reduction in accordance with the provisions of any applicable income tax treaty or convention. Under the Canada-United States Income Tax Conventions, the rate of withholding tax in respect of interest beneficially owned by a resident of the United States for the purposes of that convention is generally reduced to ten percent (10%). Upon the satisfaction of the Claim by Distributions under the Plan a Non-Resident Holder will generally be deemed to have received the amount of interest accrued or deemed to accrue to the Effective Date.

        The adjusted cost base to a Non-Resident Holder who is a Secured Creditor of any Tranche B Debt, Tranche C Notes, if applicable, and/or First Preferred and Second Preferred Shares (or First Units in lieu of First Preferred Shares and Second Units in lieu of Second Preferred Shares) received upon the satisfaction and acquisition of its claims will be determined as described above under the heading "Secured Creditors and Noteholders Residents of Canada Satisfaction and Acquisition of Claims".

        (ii)  Exchange of Notes

        The Canadian tax consequences applicable to a Non-Resident Holder who is an Affected Unsecured Creditor who will receive Second Preferred Shares, Class A Restricted Voting Shares, Class B Non-Voting Shares and Warrants, on the exchange of Notes will be similar to the Canadian tax consequences described above under the heading "Secured Creditors and Noteholders Resident of Canada Satisfaction and Acquisition of Claim".

        (iii)  Holding and Disposition of Tranche B Debt and Tranche C Notes.

        Withholding tax is imposed under the ITA at a rate of twenty-five percent (25%) of the amount of interest which is or is deemed to be paid or credited, subject to reduction in accordance with the provisions of any applicable income tax treaty or convention. Under the Canada-United States Income Tax Convention, the rate of withholding tax in respect of interest beneficially owned by a resident of the United States for the purposes of that convention is generally reduced to ten percent (10%).

        Interest which is or is deemed to be paid or credited by Amalco to a Non-Resident Holder on Tranche B Debt and Tranche C Notes may be subject to withholding tax under the ITA, depending on the final terms and conditions of such debt. Based on the current draft terms and conditions of the Tranche B Debt and Tranche C Notes, the following consequences should arise:

        Interest which is or is deemed to be paid or credited by Amalco to a Non-Resident Holder who deals at arm's length with New Microcell and Amalco on Tranche B Debt and Tranche C Notes should not be subject to withholding tax under the ITA as a maximum of 25 percent of the principal amount of Tranche B Debt and Tranche C Notes, as the case may be, is payable within 5 years from the date on which they are issued. No other taxes on income (including Taxable Capital Gains) will be payable under the ITA in respect of the acquisition, holding, redemption or disposition of the Tranche B Debt and Tranche C Notes or the receipt of interest, principal and premium (if any) thereon by a Non-Resident Holder.

        (iv)  Holding and Disposition of First Preferred Shares, Second Preferred Shares, Class A Restricted Voting Shares and Class B Non-Voting Shares.

        Dividends paid or deemed paid by New Microcell to a Non-Resident Holder on its First Preferred Shares, Second Preferred Shares, Class A Restricted Voting Shares and Class B Non-Voting Shares will be subject to a Canadian withholding tax in the amount of 25%. Such withholding tax may be reduced by virtue of the provisions of an income tax treaty or convention between Canada and the country of which the Non-Resident Holder is a resident. Under the Canada-United States Income Tax Convention, the rate of withholding tax in respect of dividends or deemed dividends beneficially owned by a resident of the United States is generally reduced to 15%.

        A Non-Resident Holder will not be subject to tax under the ITA on any Taxable Capital Gain (or will not be entitled to deduct any Allowable Capital Loss in computing taxable income earned in Canada) realized on a disposition of First Preferred Shares, Second Preferred Shares, Class A Restricted Voting Shares, Class B

Non-Voting Shares and Warrants, as the case may be, unless the shares or the Warrants constitute "taxable Canadian property" (as defined in the ITA) at the time of their disposition. First Preferred Shares, Second Preferred Shares, Class A Restricted Voting Shares, Class B Non-Voting Shares and the Warrants, if the First Preferred Shares, the Second Preferred Shares, Class A Restricted Voting Shares, Class B Non-Voting Shares were listed on a Recognized Exchange at the time of such disposition, generally would not constitute taxable Canadian property to a Non-Resident Holder unless at any time during the 60-month period immediately preceding their disposition, the Non-Resident Holder, persons with whom the Non-Resident Holder did not deal at arm's length, or the Non-Resident Holder together with all such persons, owned twenty-five percent (25%) or more of the issued shares of any class or series of New Microcell. For this purpose, a Non-Resident Holder will be considered to own any share if such person has an interest in option or other right, such as the Warrants, to acquire such share, either by virtue of holding First Preferred Shares, Second Preferred Shares, Class A Restricted Voting Shares and Class B Non-Voting Shares or otherwise. However, even though the Non-Resident Holder would be subject to Canadian income tax if the First Preferred Shares, the Second Preferred Shares, Class A Restricted Voting Shares, Class B Non-Voting Shares and the Warrants were taxable Canadian property, he would not be required to fulfill the requirements of section 116 of the ITA if the First Preferred Shares, Second Preferred Shares, Class A Restricted Voting Shares, Class B Non-Voting Shares are listed on a Recognized Exchange.

        If the shares are not so listed, a Non-Resident Holder disposing of its First Preferred Shares, Second Preferred Shares, Class A Restricted Voting Shares, Class B Non-Voting Shares and Warrants will be subject to Canadian income tax (or will be entitled to deduct any allowable capital loss in computing his taxable income earned in Canada) and will be subject to the requirements of section 116 of the ITA and a withholding tax may be deducted from the purchase price of those shares or Warrants, by the purchaser, in compliance with the provisions of the ITA.

        To the extent that the country of which the Non-Resident Holder is resident (for the purposes of the treaty) has signed an income tax treaty or convention with Canada under the terms of which capital gain on shares of Canadian corporations, the value of which is not derived principally from real estate situated in Canada, are exempt from Canadian income tax, such Non-Resident Holders may not be liable to Canadian tax (or will not be entitled to deduct any allowable capital loss in computing taxable income earned in Canada). The Canada-United States Income Tax Convention provides for such exemption. Still, the reporting requirements and the withholding tax obligation imposed on the purchaser according to Section 116 of the ITA may remain relevant even though any such withheld amount would be refunded upon the Non-Resident Holder filing of an Canadian income tax return.

        (v)  Redemption and Conversion of First Preferred Shares and Second Preferred Shares

        The consequences to a Non-Resident Holder of First Preferred and Second Preferred Shares upon the redemption of these shares for cash or for First Units in lieu of First Preferred Shares, or Second Units in lieu of Second Preferred Shares, as the case may be, will be identical to the consequences described below under the heading "Existing Shareholders Non-Residents of Canada Redemption of Current Shareholdings for Class A Restricted Voting Shares, Class B Non-Voting Shares and Warrants".

        If New Microcell, at the discretion of New Microcell or the Non-Resident Holder, converts the First Preferred and Second Preferred Shares into Class A Restricted Voting Shares or Class B Non-Voting Shares, the Non-Resident Holder will generally be treated as not having disposed of the shares and the cost of the Class A Restricted Voting Shares and the Class B Non-Voting Shares to such Non-Resident Holder will be equal to the aggregate adjusted cost base to the Non-Resident Holder of the converted shares immediately before conversion. However, a Non-Resident Holder may be required to comply with the requirements of section 116 of the ITA as a result of the conversion, if the First Preferred Shares or Second Preferred Shares, as the case may be, are not listed on a prescribed stock exchange (which includes the TSX) at the time of such conversion. In addition, the Class A Restricted Voting Shares and the Class B Non-Voting Shares received on a conversion at a time when the First Preferred Shares or Second Preferred Shares as converted are "taxable Canadian property", will be deemed to be taxable Canadian property, irrespective of whether such Class A Restricted Voting Shares and Class B Non-Voting Shares are themselves listed.

        (vi)  Exercise of Warrants

        The tax consequences of the exercise of Warrants under the ITA to Non-Resident Holder will be the same as for Canadian Holder described above under the heading "Secured Creditors and Noteholders Residents of Canada — Exercise of Warrants".

        (vii) Expiry of Warrants

        The expiry of an unexercised Warrant will generally result in a capital loss to the Non-Resident Holder equal to the adjusted cost base of the Warrant immediately before its expiry. Provided that such Warrant consisted of "taxable Canadian property" to such Non-Resident Holder one-half of such loss will be considered an Allowable Capital Loss deductible against Taxable Capital Gains from "taxable Canadian property". For more details on this issue, see the discussion above under the heading "Secured Creditors and Noteholders Non-Residents of Canada — Holding and Disposition of First Preferred Shares, Second Preferred Shares, Class A Restricted Voting Shares, Class B Non-Voting Shares and Warrants".

        (viii) Exchange of Class B Non-Voting Shares for Class A Restricted Voting Shares

        A Non-Resident Holder will not be subject to Canadian tax in respect of the exchange of Class B Non-Voting Shares for Class A Restricted Voting Shares. The adjusted cost base of Class A Restricted Voting Shares into which the Class B Non-Voting Shares were exchanged will equal the adjusted cost base of the Class B Non-Voting Shares. However, a Non-Resident Holder may be required to comply with the requirements of section 116 of the ITA as a result of the exchange, if the Class B Non-Voting Shares are not listed on a Recognized Exchange at the time of such exchange.

        (ix)  Holding and Disposition of First Notes and Second Notes

        The consequences to a Non-Resident Holder holding First Notes and/or Second Notes will depend on the final terms and conditions of such notes. Based on the current draft terms and conditions of the First Notes and Second Notes, the following consequences should arise:

        Upon the conversion of the First Notes and Second Notes into Class A Restricted Voting Shares and Class B Non-Voting Shares, a Non-Resident Holder will generally be deemed to have received the amount of interest accrued or deemed to accrue to the date of such conversion.

        The tax consequences applicable to the interest which is deemed to be paid or credited will be identical to those described above in connection with Holding and Disposition of Tranche B Debt and Tranche C Notes by a Non-Resident Holder.

Existing Shareholders Non-Residents of Canada

        (i)    Reorganization of Capital

        When the rights, privileges, conditions and restrictions of the Current Shareholdings held by a Non-Resident Holder are amended to provide for a redemption right exercisable at the option of the Company, pursuant to which each share is redeemable in consideration for the delivery of Class A Restricted Voting Shares, Class B Non-Voting Shares and Warrants of New Microcell, generally, no gain or loss should be realized.

        (ii)  Redemption of Current Shareholdings for Class A Restricted Voting Shares, Class B Non-Voting Shares and Warrants.

        If the Company redeems the Current Shareholdings the Non-Resident Holder will be deemed to have received a dividend equal to the amount, if any, by which the fair market value of the Class A Restricted Voting Shares, Class B Non-Voting Shares and Warrants of New Microcell exceed the paid-up capital of the Current Shareholdings at such time as computed for purposes of the ITA. The amount of any such deemed dividend will generally not be included in computing the Non-Resident Holder's proceeds of disposition for the purposes of computing the capital gain or loss, if any, arising on disposition of such Current Shareholdings. Based on the current paid-up capital attributable to the holders of Current Shareholdings, no such deemed dividend should arise. A Non-Resident Holder will also realize a Capital Gain (or a capital loss) on the redemption of its Current Shareholdings equal to the amount by which the proceeds of disposition (reduced by the amount of the deemed dividend discussed above) exceed (or are exceeded by) the adjusted cost base to the Non-Resident Holder of such Current Shareholdings, and any reasonable cost of disposition.

        The tax consequences relating to such dividend and to such Capital Gains (or to capital loss) attributable to the redemption of Current Shareholdings will be the same as the those described above under the heading "Secured Creditors and Noteholders Non-Residents of Canada — Holding and Dispositions of First Preferred Shares, Second Preferred Shares, Class A Restricted Voting Shares and Class B Non-Voting Shares".

        (iii)  Holding and Dispositions of First Preferred Shares, Second Preferred Shares, Class A Restricted Voting Shares and Class B Non-Voting Shares.

        Dividends paid or credited or deemed to be paid or credited on First Preferred Shares, Second Preferred Shares, Class A Restricted Voting Shares and Class B Non-Voting Shares to Non-Resident Holders will be subject to a non-resident withholding tax under the ITA in the amount of 25%; such withholding tax may be reduced by virtue of the provisions of an income tax treaty or convention between Canada and a country of which the Non-Resident is a resident. Under the Canada-United States Income Tax Convention, the rate of withholding tax in respect of dividends or deemed dividends, beneficially owned by a resident of the United States is generally reduced to 15%.

        The consequences arising from the disposition by a Non-Resident Holder of First Preferred Shares, Second Preferred Shares, Class A Restricted Voting Shares, Class B Non-Voting Shares and Warrants, will be identical to those described above under the heading "Secured Creditors and Noteholders Non-Residents of Canada — Holding and Dispositions of First Preferred Shares, Second Preferred Shares, Class A Restricted Voting Shares and Class B Non-Voting Shares".

        (iv)  Exercise of Warrants

        The tax consequences of the Exercise of Warrants under the ITA to Non-Resident Holder will be the same as for Canadian Holder described above under the heading "Secured Creditors and Noteholders Non-Residents of Canada — Exercise of Warrants".

        (v)  Expiry of Warrants

        The tax consequences of the expiry of Warrants to Non-Resident Holders will be the same as for a Non-Resident Holder described above under the heading "Secured Creditors and Noteholders Non-Residents of Canada — Expiry of Warrants".

        (vi)  Exchange of Class B Non-Voting Shares for Class A Restricted Voting Shares

        The consequences arising from the exchange of Class B Non-Voting Shares for Class A Restricted Voting Shares by a Non-Resident Holder will be identical to those described above under the heading "Secured Creditors and Noteholders Non-Residents of Canada — Exchange of Class B Non-Voting Shares for Class A Restricted Voting Shares".

Consequences to the Company

        The acquisition by New Microcell of Notes in exchange for Second Preferred Shares, Class A Restricted Voting Shares, Class B Non-Voting Shares and Warrants will result in the settlement or extinguishment of a certain amount of Notes pursuant to the Plan. This amount will reduce, in prescribed order, certain tax attributes of the Company, including non-capital losses, net capital losses, cumulative eligible capital, undepreciated capital cost of depreciable property and the adjusted cost base of certain capital property (the "Tax Shield"). Generally, one-half of the amount by which the amount of the settlement or extinguishment exceeds the Tax Shield will be required to be included in the Company's income for the taxation year in which the Effective Date takes place. The Company expects that the exchange of Notes under the Plan will not result in any amount being required to be included in its income.

        It is the Company's and its counsel's understanding, based on facts presented to counsel by the management of the Company including the assumption that the holders of First Preferred Shares and Second Preferred Shares will deal at arm's length with the Company and New Microcell at the time of issuance of such shares and that the Company is in financial difficulty at the time of issuance of such shares, that the First Preferred Shares and Second Preferred Shares will meet, for at least the first five years following their issuance, the statutory requirements for such shares to qualify as Distress Preferred Shares and therefore dividends paid on those shares during that period will not result in New Microcell being subject to tax under Part VI.1 of the ITA. To this effect, as expressed before, the Advance Tax Ruling has been requested from CCRA in connection with the First Preferred Shares and Second Preferred Shares. There is no certainty as to whether such ruling will be granted. If the Advance Tax Ruling is not obtained because the contrary view were adopted by CCRA or, in the event of a challenge by the relevant judicial authorities and the First Preferred Shares and Second Preferred Shares were refused Distress Preferred Shares status, dividends paid (or deemed to be paid) on those shares during the first five years following their issuance, as well as dividends paid (or deemed to be paid) after that period might be subject to a tax payable by the Company under Part VI.1 of the ITA. The applicable tax, by a dividend payer corporation, which undertook to make an election to increase its own tax liability to tax under Part VI.1 of the ITA, varies from 40% to 50% of the amount of dividends paid and subject to such tax. However, an amount equal to three times the Part VI.1 tax payable is deductible in computing the taxable income of the dividend payer corporation.

Certain U.S. Federal Income Tax Considerations

        In the opinion of Pillsbury Winthrop LLP, U.S. counsel to the Company, the following is a fair and adquate summary of certain of the U.S. federal income tax consequences of the Plan that may be relevant to U.S. Holders (as defined below) that are Secured Creditors or holders of Notes or Microcell common shares that participate in the Plan. This discussion is limited to U.S. Holders that hold Notes or Microcell common shares, or will hold Tranche B Debt, Tranche C Notes or New Securities, as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the "Code").

        The discussion below is general in nature and does not address the consequences of the Plan to any particular U.S. Holder or persons who may be subject to special treatment under the U.S. federal income tax laws (including, without limitation, insurance companies, tax-exempt organizations, individual retirement accounts and other tax-deferred accounts, banks, financial institutions, broker-dealers, individuals subject to Code Section 877, U.S. persons whose "functional currency" is not the U.S. dollar, U.S. Holders that hold Notes or Microcell common shares or will hold Tranche B Debt, Tranche C Notes or New Securities as a position in a "straddle," "hedge," "constructive sale transaction" or "conversion transaction" or persons who mark-to-market their securities). The discussion also does not address a U.S. Holder that owns both Notes and Microcell common shares.

        For purposes of this discussion, the term "U.S. Holder" means a Secured Creditor or beneficial owner of Notes, Microcell common shares, Tranche B Debt, Tranche C Notes or New Securities that is, for U.S. federal income tax purposes, (i) a citizen or individual resident of the United States, (ii) a corporation created or organized in or under the laws of the United States, any State or the District of Columbia or (iii) an estate or trust the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source. If a partnership is a Secured Creditor, holds Notes or Microcell common shares or will hold Tranche B Debt, Tranche C Notes or New Securities, the U.S. federal income tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership, and partners of any such partnership should consult their own tax advisors regarding the U.S. federal income tax consequences of such ownership arrangement.

        This summary assumes that the Plan will be consummated as described in "Development and Description of the Plan — Capital Reorganization" above. U.S. Holders should consult their tax advisors regarding the U.S. federal income tax consequences, if any, should Microcell amend the Plan in accordance with the terms thereof.

        This summary is based on the Code, U.S. Treasury regulations promulgated thereunder, and judicial and administrative interpretations thereof, all as in effect on the date hereof and all of which are subject to change, which change may be retroactive and may affect the tax consequences described herein. This discussion is not binding on the IRS or the courts. No ruling has been sought or will be sought from the IRS with respect to the positions and issues discussed herein, and there can be no assurance that the IRS will not take a different position concerning the tax consequences of the Plan or that any such position would not be sustained. This summary does not discuss tax consequences under state, local or foreign tax laws or tax consequences of fractional shares. Secured Creditors and holders of Notes or Microcell common shares should consult their own tax advisors with regard to the application of the U.S. federal income tax laws to their particular situations as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

Consummation of the Plan

Secured Creditors

        Secured Creditors will have a taxable event for U.S. federal income tax purposes upon the satisfaction and acquisition of their Claims by the issuance of Tranche B Debt, Tranche C Notes (if applicable) and First Instruments and Second Instruments. The U.S. federal income tax consequences of that taxable event to a Secured Creditor that is a U.S. Holder will depend, among other things, on the precise terms of the Tranche B Debt, Tranche C Notes (if applicable) and First Units and Second Units on the Effective Date, a Secured Creditor's method of accounting for U.S. federal income tax purposes, whether a Secured Creditor has taken a bad debt or worthless security deduction in respect of its Claims, whether the Secured Creditor has acquired its Claims at a discount, and the portion, if any, of Tranche B Debt, Tranche C Notes (if applicable) and First Instruments and Second Instruments received by a Secured Creditor that is attributable to accrued but unpaid interest or other income in respect of its Claims. Because of the complexity of these issues, Secured Creditors that are U.S. Holders should consult their own tax advisors concerning the U.S. federal income tax consequences of the satisfaction and acquisition of their Claims.

        A U.S. Holder's initial tax basis in Preferred Shares received in satisfaction and acquisition of its Claims will equal their fair market value on the Effective Date. A U.S. Holder's initial tax basis in Tranche B Debt, Tranche C Notes (if applicable) and First Notes and Second Notes received in satisfaction and acquisition of its Claims (should such Notes be issued in lieu of First Preferred Shares and Second Preferred Shares), to the extent treated as "issued in exchange for property" under applicable U.S. Treasury regulations, will equal the "issue price" of such Tranche B Debt, Tranche C Notes (if applicable) and First Notes and Second Notes as determined under Code Section 1273 or 1274. Secured Creditors that are U.S. Holders should consult their own tax advisors concerning the initial tax basis of the Tranche B Debt, Tranche C Notes (if applicable) and First Notes and Second Notes. A U.S. Holder's holding period for the Tranche B Debt, Tranche C Notes (if applicable), Preferred Shares and First Notes and Second Notes will begin on the day after the Effective Date.

        The treatment of the consummation of the Plan as a taxable event for Senior Lenders may depend in part on whether their Claims are considered "securities" for U.S. federal income tax purposes. See "Noteholders" below. This discussion assumes that they are not so treated. U.S. Holders should consult their own tax advisors concerning the characterization of their Claims.

Noteholders

        The exchange of Notes for Second Preferred Shares, Class A Restricted Voting Shares, Class B Non-Voting Shares and Warrants pursuant to the Plan should constitute a tax-fee exchange for U.S. federal income tax purposes. As a result, a U.S. Holder should recognize no taxable gain or loss, and a U.S. Holder's aggregate tax basis in the Second Preferred Shares, Class A Restricted Voting Shares, Class B Non-Voting Shares and Warrants received in exchange for Notes should equal such holder's adjusted tax basis in the Notes exchanged therefor. Such aggregate tax basis must be allocated among the Second Preferred Shares, Class A Restricted Voting Shares, Class B Non-Voting Shares and Warrants based on their respective fair market values on the Effective Date. A U.S. Holder's holding period for the Second Preferred Shares, Class A Restricted Voting Shares, Class B Non-Voting Shares and Warrants should include the holding period for the Notes exchanged therefor.

        The IRS has taken the position that a holder of a debt instrument with accrued original issue discount may not recognize a taxable loss on an otherwise non-taxable exchange of the debt instrument for stock, even to the extent that the value of the stock allocable to the accrued original issue discount is less than the accrued original issue discount. Further, accrued market discount on the Notes not previously included in income by a U.S. Holder should carry over to the Second Preferred Shares, Class A Restricted Voting Shares, Class B Non-Voting Shares and Warrants received in exchange therefor. U.S. Holders should consult their tax advisors regarding the treatment of accrued original issue discount and accrued market discount, if any, on the Notes.

        The treatment of the consummation of the Plan as a tax-free exchange for the U.S. Holders of Notes may depend on whether the Notes are considered "securities" for U.S. federal income tax purposes. Whether a debt instrument constitutes a "security" depends on an overall evaluation of the instrument, with the original weighted average maturity of the debt instrument usually regarded as the most important factor. The Notes should be considered "securities" for U.S. federal income tax purposes. U.S. Holders should consult their own tax advisors concerning the characterization of the Notes.

        The effect of the "nonqualified preferred stock" provisions of the Code on the receipt by a U.S. Holder of Second Preferred Shares pursuant to the Plan is unclear. In general, receipt of nonqualified preferred stock, as defined in Code Section 351(g)(2), would be a taxable exchange to U.S. Holders; however, preferred stock that includes customary conversion provisions may not be considered nonqualified preferred stock. Further, the receipt of nonqualified preferred stock in exchange for outstanding debt securities of equal or greater value generally should not be treated as a taxable exchange. U.S. Holders should consult their tax advisors regarding the application of the nonqualified preferred stock provisions to the Second Preferred Shares received in exchange for Notes.

        Should New Microcell decide to issue Second Notes in lieu of Second Preferred Shares in exchange for Notes, the treatment of that exchange for U.S. federal income tax purposes should be similar to the treatment of an exchange for Second Preferred Shares described above, assuming the Second Notes are treated as "securities" for U.S. federal income tax purposes; however, special U.S. federal income tax considerations apply to debt-for-debt exchanges. U.S. Holders should consult their own tax advisors regarding those special considerations, including whether the Second Notes should be considered "securities" for U.S. federal income tax purposes.

Holders of Microcell Common Shares

        The exchange of Microcell common shares for Class A Restricted Voting Shares or Class B Non-Voting Shares and Warrants pursuant to the Plan should constitute a tax-free exchange for U.S. federal income tax purposes. As a result, a U.S. Holder should recognize no taxable gain or loss, and a U.S. Holder's aggregate tax basis in the Class A Restricted Voting Shares or Class B Non-Voting Shares and Warrants received in exchange for Microcell common shares should equal such holder's adjusted tax basis in the Microcell common shares exchanged therefor. Such aggregate tax basis must be allocated among the Class A Restricted Voting Shares or Class B Non-Voting Shares and Warrants based on their respective fair market values on the Effective Date. A U.S. Holder's holding period for the Class A Restricted Voting Shares or Class B Non-Voting Shares and Warrants should include the holding period for the Microcell common shares exchanged therefor.

Ownership and Disposition of the Tranche B Debt, Tranche C Notes and New Securities

Income on Tranche B Debt, Tranche C Notes and First Notes and Second Notes

        The U.S. federal income tax treatment of Tranche B Debt, Tranche C Notes and First Notes and Second Notes will depend on their final terms and conditions. The discussion in this section is based on the current draft terms and conditions of the Tranche B Debt, Tranche C Notes and First Notes and Second Notes and on the assumption that the Tranche B Debt, Tranche C Notes and First Notes and Second Notes will, when issued, be properly treated as indebtedness for U.S. federal income tax purposes.

        Payments of interest on Tranche B Debt, without reduction for Canadian withholding tax and including additional amounts, if any, will be taxable to a U.S. Holder as ordinary income at the time it is received or accrued in accordance with the U.S. Holder's method of accounting for U.S. federal income tax purposes. The Tranche C Notes, First Notes and Second Notes, and possibly the Tranche B Debt, will be issued with original issue discount, which generally requires a holder to accrue ordinary income on a constant yield to maturity basis, regardless of the receipt of cash payments. The Tranche B Debt will be treated as having original issue discount if its "stated redemption price at maturity" exceeds its "issue price," determined under applicable U.S. Treasury regulations, by more than a stated de minimis amount. U.S. Holders of Tranche B Debt should consult their tax advisors as to whether the Tranche B Debt will be issued with original issue discount.

Distributions

        Distributions on the Preferred Shares, Class A Restricted Voting Shares or Class B Non-Voting Shares, whether in cash or in property, that are paid out of New Microcell's current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) will be includible as ordinary income by a U.S. Holder as a dividend when actually or constructively received. The amount of each such dividend will equal the amount of cash or the fair market value of the property received. To the extent a U.S. Holder receives a distribution that exceeds New Microcell's current and accumulated earnings and profits, the distribution will be treated first as a non-taxable return of capital that reduces the holder's adjusted tax basis in the relevant shares (to the extent of such basis) and thereafter as taxable gain from the sale or exchange of such shares. Generally, the dividends received deduction and Code Section 1059 extraordinary dividend provisions will not be applicable to U.S. Holders.

        Dividends paid in Canadian dollars (including the amount of any Canadian taxes withheld therefrom) will be includible in a U.S. Holder's income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day the dividends are received, regardless of whether the dividends are converted to U.S. dollars. U.S. Holders should consult their own tax advisors regarding the possible effect and rate of any Canadian withholding tax and the reduction of such withholding amounts under the income tax treaty between the United States and Canada.

        In the case of certain preferred stock that is redeemable at a premium, Code Section 305 provides that the premium generally must be taken into income by a holder as a deemed distribution (generally treated as described above) under an economic accrual method over the period ending with the redemption date. Generally, the premium includes both (i) the excess of the redemption value over the initial stated value and (ii) the excess of the initial stated value over the "issue price" of the preferred stock (i.e., its purchase price or initial fair market value). Although the application of these rules to the Preferred Shares is not entirely clear, the economic accrual rules will likely apply to the Preferred Shares. U.S. Holders should consult their tax advisors about the application of these rules to the Preferred Shares.

Sale, Exchange, Conversion, Redemption or Other Disposition of Tranche B Debt, Tranche C Notes or New Securities

        Except as described below, a U.S. Holder generally will recognize gain or loss on the sale, exchange or other taxable disposition of Tranche B Debt, Tranche C Notes or New Securities. Such gain or loss will equal the difference between the amount realized in such sale, exchange or other disposition and such holder's adjusted tax basis in the Tranche B Debt, Tranche C Notes or New Securities. The amount realized in respect of Tranche B Debt will not include accrued but unpaid interest not previously included in income, which generally will be taxable to a U.S. Holder as ordinary income. Such gain or loss will be long-term capital gain or loss (except to the extent of recognized accrued market discount arising from the Notes) if the U.S. Holder's holding period in respect of the Tranche B Debt, Tranche C Notes or New Securities is more than one year. Long-term capital gains recognized by individuals are taxed at preferential rates and capital losses are subject to limitations. A U.S. Holder's adjusted tax basis in Tranche C Notes, First Notes and Second Notes and, should they bear original issue discount, Tranche B Debt generally will be the issue price of such debt instruments increased by original issue discount that the holder previously included in income (and reduced by any cash payments on such debt instruments).

        A redemption of Preferred Shares for cash or in exchange for First Units or Second Units will be treated under Code Section 302 as a taxable distribution (generally treated as described above under "distributions") unless the redemption (a) results in a "complete termination" of the holder's stock interest in New Microcell under Code Section 302(b)(3); (b) is "substantially disproportionate" with respect to the holder under Code Section 302(b)(2); or (c) is "not essentially equivalent to a dividend" with respect to the holder under Code

Section 302(b)(1). In determining whether any of these tests has been met, shares considered to be owned by the holder by reason of certain constructive ownership rules set forth in Code Section 318, as well as shares actually owned, must generally be considered.

        If any of the above described three tests under Code Section 302(b) is met, the redemption of the Preferred Shares for cash or in exchange for First Units or Second Units would be treated as a sale and thus would result in taxable gain or loss equal to the difference between the amount of cash or the amount of First Units or Second Units received (including the "issue price" of First Notes or Second Notes received) and the holder's adjusted tax basis in the Preferred Shares redeemed. Such gain or loss would be long-term capital gain or loss if the applicable holding period is met.

        Generally, a U.S. Holder will recognize no taxable gain or loss on conversion of Preferred Shares, First Units or Second Units into Class A Restricted Voting Shares or Class B Non-Voting Shares or upon redemption at maturity of any such securities for Class A Restricted Voting Shares or Class B Non-Voting Shares. The tax basis for the Class A Restricted Voting Shares or Class B Non-Voting Shares so received will generally equal the adjusted tax basis of the Preferred Shares, First Units or Second Units exchanged therefor. It is possible that under Code Section 305 a redemption of Preferred Shares at maturity for Class A Restricted Voting Shares or Class B Non-Voting Shares could result in a taxable constructive distribution (generally treated as described above under "distributions") to a U.S. Holder. U.S. Holders should consult their tax advisors regarding that possibility.

        A U.S. Holder will recognize no taxable gain or loss on the exchange of Class B Non-Voting Shares for Class A Restricted Voting Shares. The adjusted tax basis for the Class A Restricted Voting Shares received in the exchange will equal the adjusted tax basis of the Class B Non-Voting Shares exchanged therefor, and the holding period for the Class A Restricted Voting Shares will include the holding period for the Class B Non-Voting Shares exchanged therefor.

        Upon the exercise of Warrants with cash, a U.S. Holder will not recognize taxable gain or loss and will have a tax basis in the shares acquired pursuant to such exercise equal to such holder's tax basis in the exercised Warrants plus the exercise price. The holding period for such shares will commence on the date of exercise of the Warrants.

        If a Warrant expires unexercised, a holder will recognize a capital loss equal to such holder's tax basis in the expired Warrant.

        Under Code Section 305, adjustments to the conversion ratio of Preferred Shares, First Units or Second Units or the exercise price of the Warrants, which may occur under certain circumstances, or the failure to make such adjustments, may result in the receipt of taxable constructive distributions (generally treated as described above under "distributions"), regardless of whether there is an associated distribution of cash or property.

        U.S. Holders of Tranche B Debt, Tranche C Notes, First Notes and Second Notes should be aware that the purchase of such debt instruments by secondary purchasers may subject such purchasers to the U.S. federal income tax rules relating to market discount and premium.

Foreign Currency and Foreign Tax Credit Considerations

        One or more of the transactions described herein may result in a U.S. Holder receiving Canadian dollars or exchanging or receiving debt instruments or securities denominated in Canadian dollars. U.S. Holders should consult their tax advisors regarding the U.S. federal income tax consequences of foreign currency exchange gain or loss arising from any such transactions.

        For U.S. foreign tax credit limitation purposes, dividends, interest (including additional amounts, if any), original issue discount and accrued market discount in respect of Tranche B Debt, Tranche C Notes or New Securities generally will be treated as foreign source income, and gain (except to the extent of any accrued market discount) or loss recognized on the sale, exchange or other disposition of Tranche B Debt, Tranche C Notes or New Securities generally will be treated as from U.S. sources. To the extent Canadian withholding tax is payable in respect of a distribution or payment to a U.S. Holder, such holder may be eligible for a foreign tax credit or deduction. Further, foreign source income has an effect on a U.S. Holder's ability to absorb foreign tax credits. The rules relating to U.S. foreign tax credits are extremely complex, and U.S. Holders should consult their tax advisors regarding the application of the U.S. foreign tax credit rules to their particular situations.

Information Reporting and Backup Withholding

        The payment within the United States of interest or dividends on any of the Tranche B Debt, Tranche C Notes or New Securities, as well as proceeds from the disposition of any of the Tranche B Debt, Tranche C Notes, or New Securities, in each case held by certain non-corporate holders, may be subject to U.S. information reporting rules. Such payments also may be subject to U.S. backup withholding at the applicable backup withholding rate, unless a holder provides a taxpayer identification number or otherwise establishes an exemption under the Code. However, U.S. backup withholding amount is not an additional tax, and may be credited against such holder's U.S. federal income tax liability or refunded if the amounts so withheld exceed such holder's U.S. federal income tax liability.

Passive Foreign Investment Company Considerations

        Although Microcell does not believe that it is currently a PFIC and anticipates that New Microcell will not become a PFIC, if Microcell is or New Microcell becomes a PFIC, U.S. Holders of Microcell common shares or New Securities may become subject to adverse U.S. federal income tax consequences. U.S. Holders should consult their tax advisors regarding such consequences and possible ameliorative actions.

MANAGEMENT'S DISCUSSION AND ANALYSIS

        Microcell management's discussion and analysis in respect of its financial condition and results of operations is attached as Appendix "E" to this Circular.

Approval of Circular

        The contents of this Circular and its delivery to Affected Creditors and Shareholders of Microcell have been approved by the boards of directors of each of Microcell, Microcell Connexions, Microcell Labs, Microcell Solutions, Microcell Capital, Inukshuk, Microcell i5 and Masq.

        DATED at Montreal, Québec, this 17th day of February, 2003.

MICROCELL TELECOMMUNICATIONS INC.	MICROCELL CONNEXIONS INC.
By: (Signed) Jacques Leduc Chief Financial Officer and Treasurer	By: (Signed) Jacques Leduc Chief Financial Officer and Treasurer
MICROCELL LABS INC.	MICROCELL SOLUTIONS INC.
By: (Signed) Jacques Leduc Chief Financial Officer and Treasurer	By: (Signed) Jacques Leduc Chief Financial Officer and Treasurer
MICROCELL CAPITAL II INC.	INUKSHUK INTERNET INC.
By: (Signed) Jacques Leduc Chief Financial Officer and Treasurer	By: (Signed) Jacques Leduc Chief Financial Officer and Treasurer
MICROCELL i5 INC.	MASQ INC.
By: (Signed) Jacques Leduc Chief Financial Officer and Treasurer	By: (Signed) Jacques Leduc Chief Financial Officer and Treasurer

APPENDIX A

FORM OF RESOLUTIONS

MICROCELL TELECOMMUNICATIONS INC.
MICROCELL CONNEXIONS INC.
MICROCELL SOLUTIONS INC.
MICROCELL LABS INC.
MICROCELL CAPITAL II INC.
INUKSHUK INTERNET INC.
MICROCELL i5 INC.
and
MASQ INC.

BE IT RESOLVED THAT:

1.
The plan of reorganization and of compromise and arrangement dated February 17, 2003 (the "Plan") of Microcell Telecommunications Inc., Microcell Connexions Inc., Microcell Solutions Inc., Microcell Labs Inc., Microcell Capital II Inc., Inukshuk Internet Inc., Microcell i5 Inc. and Masq Inc. (the "Filing Entities") under Sections 191 and 192 of the Canada Business Corporations Act and section 4 of the Companies' Creditors Arrangement Act (Canada) in the form set out in Appendix "B" to the Information Circular and Proxy Statement of the Filing Entities dated February 17, 2003 (as the same may be modified or amended as provided for in the Plan), be and is hereby authorized, approved and adopted; and

2.
The authorization, approval and adoption of the Plan contemplated by paragraph 1 specifically includes the following (using the defined terms set forth in the Plan):

(a)
the Appendices attached to the Plan and all corporate steps contemplated under the Plan whether as conditions precedent to Plan implementation or as an implementation step;

(b)
the express and irrevocable authorization to any employee or officer of the Monitor, acting as agent on behalf of the Affected Creditors, to execute all documentation required to fully implement the Plan on behalf of the Affected Creditors, including in particular, but without restriction, to fully implement the corporate transactions outlined in the Plan; and

(c)
any director or officer of each of the Filing Entities respectively be and is hereby authorized, for and on behalf of the Filing Entities (whether under its corporate seal or otherwise), to execute and deliver, or cause to be executed and delivered, any and all documents and instruments and to take or cause to be taken such other actions as he or she may deem necessary or desirable to implement this resolution and the matters authorized hereby, including the transactions required by the Plan, such determination to be conclusively evidenced by the execution and delivery of such documents or other instruments or the taking of any such actions.

A-1

APPENDIX B

MICROCELL TELECOMMUNICATIONS INC.
MICROCELL CONNEXIONS INC.
MICROCELL SOLUTIONS INC.
MICROCELL LABS INC.
MICROCELL CAPITAL II INC.
INUKSHUK INTERNET INC.
MICROCELL i5 INC.
MASQ INC.

PLAN OF REORGANIZATION AND OF
COMPROMISE AND ARRANGEMENT
Pursuant to the
Companies' Creditors Arrangement Act (Canada)
and the Canada Business Corporations Act

ARTICLE 1
INTERPRETATION

1.1  Definitions

        In this Plan, including the Schedules thereto unless otherwise stated or unless the subject matter or context otherwise requires:

  "Accreted Amount" means the amount calculated in accordance with the following formula: U.S. $1,000 face amount of the 2009 Notes shall equal the sum of (X) U.S. $839.62 and (Y) the amount equal to the product of 50.38 (the accreted value of the 2009 Notes as of June 1, 2003 less the accreted value of the 2009 Notes as of December 1, 2002) and a fraction, the numerator of which is the number of days between December 1, 2002 and the date of calculation and the denominator of which is 183 (the actual number of days between December 1, 2002 and June 1, 2003).

  "Administrative Agent" means J.P. Morgan Bank Canada, as administrative agent for the Senior Lenders under the Credit Agreement.

  "Advance Tax Ruling" means an advance income tax ruling from the CCRA in form and substance satisfactory to Microcell and legal counsel to each of the Steering Committe and the AHB Committee.

  "Affected Creditor" means an Affected Unsecured Creditor and/or a Secured Creditor, as the context may require.

  "Affected Creditor Approval" means the approval of this Plan by each of the Affected Unsecured Creditors Class and the Secured Creditors Class voting on this Plan under the CCAA.

  "Affected Unsecured Creditors" means the Noteholders and the holders of Tax Claims.

  "Affected Unsecured Creditor Claims" means the Claims of the Affected Unsecured Creditors.

  "Affected Unsecured Creditors Class" means the Class of Affected Unsecured Creditors established under this Plan.

  "Affected Unsecured Creditors Pool" means Class B Non-Voting Shares, Second Non-Voting Instruments and Warrants, and Class A Restricted Voting Shares and Second Voting Instruments to Affected Unsecured Creditors who submit a Residency Declaration that they are Canadian, to be allocated and distributed to the Affected Unsecured Creditors pursuant to this Plan.

  "AHB Committee" means the informal ad hoc committee of Noteholders formed to pursue discussions with Microcell regarding its proposed recapitalization.

  "Alternate Transaction" has the meaning ascribed thereto in Section 7.5.

  "Amalco" means the corporation resulting from the amalgamation of Subco, Connexions, Solutions, Microcell Capital, Microcell Labs, Microcell i5 and Masq pursuant to this Plan.

  "Articles of Reorganization" means articles of reorganization of Microcell under section 191 of the CBCA, pursuant to which (i) the rights, privileges, restrictions and conditions of the issued and outstanding shares in the capital of Microcell are amended to provide for a redemption right, exercisable at the option of Microcell in consideration of the delivery of Class A Restricted Voting Shares, Class B Non-Voting Shares and Warrants and (ii) a new class of non-redeemable common shares is created and authorized.

  "Business Day" means a day, other than Saturday, Sunday or a statutory holiday, on which banks are generally open for business in Montreal, Quebec and Toronto, Ontario.

  "Canadian" means a Canadian within the meaning of such term in the Canadian Telecommunications Common Carrier Ownership and Control Regulations SOR/94-667 enacted pursuant to the Telecommunications Act.

  "Calendar Day" means a day, including Saturday, Sunday and any statutory holiday in the Province of Quebec or Ontario.

  "Canadian Secured Creditor" means a Secured Creditor that is a Canadian.

  "Canadian Secured Creditors Pool" means First Voting Instruments and Second Voting Instruments, to be allocated and distributed to the Canadian Secured Creditors under this Plan.

  "CBCA" means the Canada Business Corporations Act, R.S.C. 1985, c. C-44.

  "CCAA" means the Companies' Creditors Arrangement Act, R.S.C. 1985, c. C-36.

  "CCRA" means the Canada Customs and Revenue Agency.

  "CDS" means CDS Inc., a subsidiary of The Canadian Depository for Securities Limited and operator of a central depository system for securities in Canada.

  "Charge" means a valid and enforceable security interest, lien, charge, pledge, encumbrance, mortgage, hypothec, adverse claim, right of retention, title retention agreement or trust agreement of any nature or kind (but excluding any statutory deemed trust or lien for any taxes or levies), on any assets, property or proceeds of sale of any of the Filing Entities.

  "Claim" means (i) any right or claim of any Person against any one or more of the Filing Entities whatsoever, whether or not asserted, in connection with any indebtedness, liability or obligation of any kind of the Filing Entities, which indebtedness, liability or obligation is in existence at the Filing Date and which is not a Post-Filing Claim, and any interest that may accrete or accrue thereon where there is an obligation to pay such interest, pursuant to the terms of any contract with such Person, by operation of law or in equity, whether or not reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured, unsecured, perfected, unperfected, present, future, known or unknown, by guarantee, surety or otherwise, and whether or not such right is executory or anticipatory in nature, or any right or ability of any Person to make a claim against any one or more of the Filing Entities for contribution or indemnity or otherwise with respect to any matter, action, cause or chose in action, whether existing at present or commenced in the future, based in whole or in part on facts which exist on or before the Filing Date and (ii) any Tax Claim.

  "Claims Bar Date" means March 28, 2003, which date shall be deemed to be the Claims Bar Date for the purposes of paragraph 22 of the Initial Order.

  "Class" means the class of Secured Creditors in respect of Microcell, Connexions and Solutions or the class of Affected Unsecured Creditors in respect of Microcell, each established pursuant to this Plan, as the case may be.

  "Class A Restricted Voting Shares" means the Class A Restricted Voting Shares in the capital of New Microcell, the principal terms and conditions of which are summarized in Schedule "A".

  "Class B Non-Voting Shares" means the Class B Non-Voting Shares in the capital of New Microcell, the principal terms and conditions of which are summarized in Schedule "A".

  "Connexions" means Microcell Connexions Inc., a Canadian corporation.

  "Court" means the Superior Court of the Province of Québec in the judicial district of Montreal or the Court of Appeal of the Province of Québec in the judicial district of Montreal, as the case may be.

  "Credit Agreement" means the credit agreement dated as of June 25, 1998, as amended and restated as of May 7, 1999 and as further amended from time to time, among Connexions and Solutions as borrowers, Microcell as guarantor, the Administrative Agent and the Senior Lenders.

  "Disputed Distribution Claim" means a Claim which has been disputed by the Filing Entities and which may be the subject of adjudication by the Court pursuant to the Initial Order and this Plan.

  "Distress Preferred Shares" means shares that qualify as "distress preferred shares" for purposes of the Income Tax Act (Canada).

  "Distribution" means a distribution of Restructured Debt or New Securities, as the case may be, pursuant to this Plan.

  "Distribution Claim" of an Affected Creditor means the amount of the Claim of such Affected Creditor for Distribution purposes, as determined in accordance with the provisions of the Initial Order, this Plan and the CCAA.

  "DTC" means Depository Trust Corporation and its nominees.

  "Effective Date" means the Business Day on which the Monitor has filed a certificate pursuant to Section 7.4 with the Court attesting that all of the conditions precedent to implementation of this Plan set forth in Section 7.3 of this Plan have been fulfilled or waived.

  "Employees" means the officers and key employees of New Microcell and its subsidiaries to be identified pursuant to the New Stock Option Plan.

  "Existing Shareholders" means the shareholders of Microcell (other than New Microcell) immediately prior to the First Reorganization Date.

  "Existing Shareholders Pool" means Class A Restricted Voting Shares, Class B Non-Voting Shares and Warrants to be allocated and distributed to the Existing Shareholders pursuant to this Plan.

  "Existing Stock Option Plan" means the stock option plan of Microcell established in October 1997, as amended.

  "Filing Date" means January 3, 2003.

  "Filing Entities" means, collectively, Microcell, Connexions, Solutions, Microcell Capital, Microcell Labs, Microcell i5 and Inukshuk and, for the purposes of this Plan, includes Masq.

  "First Articles of Arrangement" means articles of arrangement in respect of the amalgamation of Subco, Connexions, Solutions, Microcell Capital, Microcell Labs, Microcell i5 and Masq to form Amalco pursuant to an arrangement under section 192 of the CBCA.

  "First Instruments" means First Non-Voting Instruments and First Voting Instruments.

  "First Non-Voting Instruments" means (i) FPNV Shares or (ii) First Units which include FPNV2 Shares.

  "First Note" means a subordinated convertible 9% first note in an amount equal to the FPS Redemption Price (with accrued and unpaid interest payable only at maturity) having the same terms and conditions as the First Preferred Shares (including as to the right to convert into Class A Restricted Voting Shares or Class B Non-Voting Shares and as to the application of Excess Cash Flow (as defined in Schedule A to this Plan)) and a term to maturity equal to the term to maturity of the First Preferred Shares (or remainder thereof, as the case may be).

  "First Preferred Shares" means first preferred shares in the capital of New Microcell, the principal terms and conditions of which are summarized in Schedule "A".

  "First Reorganization Date" means a date prior to the Effective Date, determined by the Filing Entities in consultation with legal counsel to each of the Steering Committee and the AHB Committee, for the purpose of completing certain transactions contemplated by Section 3.1 of this Plan; provided that the First Reorganization Date shall be at least three (3) Business Days following the day on which the determination is made.

  "First Unit" means a unit consisting of a First Note together with one FPV2 Share or one FPNV2 Share, as the case may be.

  "First Voting Instruments" means (i) FPV Shares or (ii) First Units which include FPV2 Shares.

  "FPNV Shares" means a series of non-voting First Preferred Shares, the principal terms and conditions of which are summarized in Schedule "A".

  "FPNV2 Shares" means a series of non-voting and non-dividend bearing First Preferred Shares, the principal terms and conditions of which are summarized in Schedule "A".

  "FPV Shares" means a series of voting First Preferred Shares, the principal terms and conditions of which are summarized in Schedule "A".

  "FPV2 Shares" means a series of voting and non-dividend bearing First Preferred Shares, the principal terms and conditions of which are summarized in Schedule "A".

  "Global Proof of Claim" means the Proof of Claim which, among other things, will set out the name of each Senior Lender, the amount owed to each Senior Lender and the aggregate amount owed to all the Senior Lenders, all as at the Record Date.

  "Hedge Counterparties" means ABN AMRO Bank N.V. and Canadian Imperial Bank of Commerce, as parties to the Hedging Agreements, or their permitted successors or assigns.

  "Hedging Agreements" means the secured hedging agreements entered into pursuant to master agreements respectively dated November 30, 1998 and June 25, 1998 among one or more of the Filing Entities and ABN AMRO Bank N.V. (two confirmations dated July 27, 1998 (Nos. INF14178 and INF14179) and one confirmation dated May 25, 1999 (No. 99 17679N), as assigned by ABN AMRO Bank Canada) and Canadian Imperial Bank of Commerce (confirmation dated July 23, 1998 (No. 276639)).

  "Indemnitee" has the meaning ascribed thereto in Section 6.22.

  "Information Circular" means the Information Circular and Proxy Statement of the Filing Entities provided to Affected Creditors in connection with this Plan.

  "Initial Order" means the initial order granted by the Court in respect of the Filing Entities (other than Masq) on January 3, 2003, as amended, extended or varied from time to time.

  "Intercompany Receivables" means all amounts receivable by Microcell from any of Connexions, Solutions, Microcell Capital, Microcell Labs, Microcell i5 and Masq.

  "Inukshuk" means Inukshuk Internet Inc., a Canadian corporation and any successor.

  "Inukshuk Receivables" means all amounts receivable, if any, by Microcell, Connexions, Solutions, Microcell Capital and Microcell Labs from Inukshuk.

  "i5 Option Plans" means, collectively, the two existing stock option plans of Microcell i5 providing for the grant to participants thereunder of options to purchase shares of Microcell i5, which plans shall be terminated pursuant to this Plan.

  "Masq" means Masq Inc., a Canadian corporation.

  "MCS Licenses" means the 12 regional MCS licenses issued to Inukshuk by Industry Canada.

  "Meeting" means a meeting of the Affected Unsecured Creditors Class or the Secured Creditors Class, as the case may be, called for the purpose of considering and voting on this Plan pursuant to the CCAA.

  "Microcell" means Microcell Telecommunications Inc., a Canadian corporation.

  "Microcell Capital" means Microcell Capital II Inc., a Canadian corporation.

  "Microcell i5" means Microcell i5 Inc., a Canadian corporation.

  "Microcell Labs" means Microcell Labs Inc., a Canadian corporation.

  "Minister" means the Minister of Industry (Canada), or any officer or official thereof, as the context requires.

  "Monitor" means Ernst & Young Inc. in its capacity as monitor of the business and affairs of the Filing Entities appointed by the Court pursuant to the Initial Order, and includes any successor thereof.

  "Newco" means the holding corporation to be incorporated under the CBCA pursuant to this Plan as a wholly-owned subsidiary of New Microcell, for the purpose of completing certain transactions set out in this Plan.

  "New Credit Facilities" means the credit agreement, indenture or other documentation relating to the Tranche A Exit Facility, the Tranche B Debt and the Tranche C Notes.

  "New Instrument" means the New Securities other than the Warrants.

  "New Microcell" means the holding corporation to be incorporated under the CBCA pursuant to this Plan.

  "New Rights Plan" means the shareholder rights plan of New Microcell, the principal terms and conditions of which are summarized in Schedule "B".

  "New Securities" means the First Instruments, Second Instruments, Class A Restricted Voting Shares, Class B Non-Voting Shares and the Warrants to be issued by New Microcell pursuant to this Plan.

  "New Security Documents" means the guarantees and security instruments required in connection with the Tranche A Exit Facility, Tranche B Debt and Tranche C Notes.

  "New Stock Option Plan" means the stock option plan of New Microcell providing for an incentive program for Employees for the period subsequent to the Effective Date, the principal terms and conditions of which are summarized in Schedule "C".

  "Non-Canadian Secured Creditor" means a Secured Creditor that is not a Canadian.

  "Non-Canadian Secured Creditors Pool" means the First Instruments and Second Instruments, to be allocated and distributed to the Non-Canadian Secured Creditors pursuant to this Plan.

  "Noteholders" means the holders of the Notes.

  "Notes" means the 2006 Notes, 2007 Notes and 2009 Notes, collectively.

  "Order" means any order of the Court in the Proceedings.

  "Person" means any individual, firm, partnership, joint venture, venture capital fund, association, trust, trustee, executor, administrator, legal personal representative, estate, group, body corporate (including a limited liability company and an unlimited liability company), corporation, unincorporated association or organization, governmental authority, syndicate or other entity, whether or not having legal status.

  "Plan" means this plan of reorganization and of compromise and arrangement jointly filed by the Filing Entities pursuant to the provisions of the CCAA and the CBCA, as such plan may be amended, varied or supplemented by the Filing Entities from time to time in accordance with its terms and which amends and supersedes any previously filed plan of reorganization and of compromise or arrangement.

  "Plan Filing Date" means the date upon which the Plan is filed with the Court in the Proceedings.

  "Post-Filing Claim" means any right or claim of any Person against one or more of the Filing Entities, whether or not asserted, in connection with any indebtedness, liability or obligation of any kind of the Filing Entities, with respect to any matter, action, cause or chose in action whether existing at present or commenced in the future, arising from or caused by, directly or indirectly, any action taken by the Filing Entities after the Filing Date, but specifically excluding any Tax Claim.

  "Post-Filing Creditors" means all Persons with Post-Filing Claims.

  "Proceedings" means the proceedings in respect of the Filing Entities under the CCAA commenced pursuant to the Initial Order.

  "Proof of Claim" means a proof of claim filed by an Affected Unsecured Creditor or a Secured Creditor in accordance with the Initial Order and this Plan.

  "Record Date" means January 16, 2003.

  "Recognized Exchange" means the Toronto Stock Exchange, a division of TSX Inc. through which the senior listing operations of TSX Group Inc. are conducted or any "prescribed Canadian stock exchange" within the meaning of the Income Tax Act (Canada).

  "Released Claims" has the meaning ascribed thereto in Section 6.19.

  "Required Lenders" has the meaning set out in the Credit Agreement, provided that for the purposes of such definition, the Hedge Counterparties shall be deemed to be Lenders (as defined in the Credit Agreement) with commitments in the amount of their respective Claims under the Hedging Agreements.

  "Residency Declaration" means a declaration by which a Secured Creditor or Affected Unsecured Creditor, as the case may be, certifies that it is or is not a Canadian, in the form attached in Schedule "E".

  "Restructured Debt" means the Tranche B Debt and the Tranche C Notes.

  "Sanction Date" means the date of the granting of the Sanction Order by the Court.

  "Sanction Order" means an Order in the Proceedings resulting from a petition for the granting of a sanction order to, among others, designate the board of directors of Microcell (who shall also be the board of directors of New Microcell), approve the Articles of Reorganization, the First Articles of Arrangement and the Second Articles of Arrangement, sanction this Plan and direct the completion of certain related corporate and financial transactions in form and substance satisfactory to the Filing Entities and legal counsel to each of the Steering Committee and the AHB Committee.

  "Second Articles of Arrangement" means articles of arrangement in respect of the amalgamation of Subco 2 and Inukshuk pursuant to an arrangement under section 192 of the CBCA.

  "Second Instruments" means Second Voting Instruments and Second Non-Voting Instruments.

  "Second Non-Voting Instruments" means (i) SPNV Shares or (ii) Second Units which include SPNV2 Shares.

  "Second Note" means a subordinated convertible 9% second note in an amount equal to the SPS Redemption Price (with accrued and unpaid interest payable only at maturity) having the same terms and conditions as the Second Preferred Shares (including as to the right to convert into Class A Restricted Voting Shares or Class B Non-Voting Shares and as to the application of Excess Cash Flow (as defined in Schedule A to this Plan)) and a term to maturity equal to the term to maturity of the Second Preferred Shares (or remainder thereof, as the case may be).

  "Second Preferred Shares" means the second preferred shares in the capital of New Microcell, the principal terms and conditions of which are summarized in Schedule "A".

  "Second Unit" means a unit consisting of a Second Note together with one SPV2 Share or one SPNV2 Share, as the case may be.

  "Second Voting Instruments" means (i) SPV Shares or (ii) Second Units which include SPV2 Shares.

  "Secured Creditor Claims" means Claims of the Secured Creditors under or relating to the Credit Agreement and the Hedging Agreements.

  "Secured Creditors Class" means the Class consisting of the Secured Creditors, with respect to Claims under or relating to the Credit Agreement and the Hedging Agreements.

  "Secured Creditors" means the Senior Lenders and the Hedge Counterparties as Affected Creditors of Connexions, Solutions and Microcell.

  "Secured Crown Claims" means the crown claims described in subsection 18.2(1) of the CCAA.

  "Security Instruments" means the security agreements and instruments evidencing any Charge in favour of or for the benefit of, the Administrative Agent and/or the Secured Creditors, as defined in the Credit Agreement.

  "Steering Committee" means the informal steering committee of Secured Creditors formed to pursue discussions with Microcell regarding its proposed recapitalisation.

  "Senior Lenders "means the lenders parties from time to time to the Credit Agreement.

  "Solutions" means Microcell Solutions Inc., a Canadian Corporation.

  "SPNV Shares" means a series of non-voting Second Preferred Shares, the principal terms and conditions of which are summarized in Schedule "A".

  "SPNV2 Shares" means a series of non-voting and non-dividend bearing Second Preferred Shares, the principal terms and conditions of which are summarized in Schedule "A".

  "SPV Shares" means a series of voting Second Preferred Shares, the principal terms and conditions of which are summarized in Schedule "A".

  "SPV2 Shares" means a series of voting and non-dividend bearing Second Preferred Shares, the principal terms and conditions of which are summarized in Schedule "A".

  "Stay Period" means the period up to and including the Stay Termination Date.

  "Stay Termination Date" has the meaning provided in the Initial Order.

  "Stock Purchase Plan" means the employee stock purchase plan of Microcell adopted by the board of directors of Microcell on March 9, 2000, providing for the issuance to employees of Microcell and its subsidiaries of shares thereof conditional upon the purchase by such employees of a specified number of shares and which shall be assumed by New Microcell pursuant to this Plan, the principal terms and conditions of which are summarized in Schedule "D".

  "Subco" means a corporation to be incorporated under the CBCA as a wholly-owned subsidiary of Microcell, for the purpose of completing certain transactions set out in this Plan, including for the purpose of proposing and implementing an arrangement under section 192 of the CBCA.

  "Subco 2" means a corporation to be incorporated under the CBCA as a wholly-owned subsidiary of Microcell, for the purpose of completing certain transactions set out in this Plan, including for the purpose of proposing and implementing an arrangement under section 192 of the CBCA.

  "Tax Claim" means any Claim against Microcell for any Taxes in respect of any taxation year or period ending on or before the Effective Date (and in the case where a current taxation year does not end on the Effective Date any Taxes due in respect of or attributable to that portion of the period commencing at the beginning of such current taxation year up to and including the Effective Date) and any Taxes arising out of or attributable to any transaction to be completed in accordance with this Plan.

  "Taxes" shall mean any and all federal and provincial taxes, assessments, reassessments and other governmental charges, duties, impositions and liabilities (including, without limitation, any Claims by Her Majesty the Queen, Her Majesty the Queen in right of Canada, Her Majesty the Queen in right of any province or territory of Canada, Canada Customs and Revenue Agency and any similar revenue or taxing authority of any province or territory of Canada) including without limitation taxes based upon or measured by reference to gross receipts, income, profits, sales, capital, use and occupation and recapture taxes, together with all interest, penalties, fines and additions with respect to such amounts.

  "Telecommunications Act" means the Telecommunications Act (Canada), S.C. 1993, c. 38.

  "Tranche A Exit Facility" means the credit facility to be established in favour of Amalco, the principal terms and conditions of which are summarized in Schedule "F".

  "Tranche B Debt" means the indebtedness of Amalco pursuant to those certain credit facilities, the principal terms and conditions of which are summarized in Schedule "G".

  "Tranche C Electing Secured Creditor" has the meaning ascribed to it in Paragraph 6.1(ii) hereto.

  "Tranche C Notes" means certain notes to be issued by Amalco, the principal terms and conditions of which are summarized in Schedule "H".

  "Unaffected Creditors" means those creditors identified in Section 4.2 of this Plan whose Claims are not affected by this Plan.

  "US" means the United States of America.

  "Voting Claim" of an Affected Creditor means the amount of the Claim of such Affected Creditor accepted for purposes of voting on this Plan at the relevant Meeting, in accordance with the provisions of this Plan, the Initial Order and the CCAA.

  "Voting Securities" means First Voting Instruments, Second Voting Instruments and Class A Restricted Voting Shares

  "Warrants" means the 2005 Warrants and the 2008 Warrants, collectively.

  "Withdrawal Notice" has the meaning ascribed thereto in Paragraph 7.5(i)

  "2005 Warrants" means 2-year warrants of New Microcell entitling the holders thereof to subscribe for Class A Restricted Voting Shares or Class B Non-Voting Shares, as the case may be, at an exercise price per share calculated by dividing $450 million by the total number of Class A Restricted Voting Shares and Class B Non-Voting Shares outstanding on the Effective Date (calculated as if all of the First Instruments and Second Instruments outstanding on the Effective Date had been converted into Class A Restricted Voting Shares or Class B Non-Voting Shares, as the case may be), representing in the aggregate 15% of the equity of New Microcell on a fully-diluted basis (before the exercise of options pursuant to the New Stock Option Plan and the issuance of shares under the Stock Purchase Plan and assuming no other equity offerings, including no exercise of 2008 Warrants).

  "2006 Notes" means the 14% Senior Discount Notes due June 1, 2006 of Microcell.

  "2007 Notes" means the 11 1/8% Senior Discount Notes due October 15, 2007 of Microcell.

  "2008 Warrants" means 5-year warrants of New Microcell entitling the holders thereof to subscribe for Class A Restricted Voting Shares or Class B Non-Voting Shares, as the case may be, at an exercise price per share calculated by dividing $550 million by the total number of Class A Restricted Voting Shares and Class B Non-Voting Shares outstanding on the Effective Date (calculated as if all of the First Instruments and Second Instruments outstanding on the Effective Date had been converted into Class A Restricted Voting Shares or Class B Non-Voting Shares, as the case may be and as if all 2005 Warrants had been exercised), representing in the aggregate 20% of the equity of New Microcell on a fully-diluted basis (before the exercise of options pursuant to the New Stock Option Plan and the issuance of shares under the Stock Purchase Plan and assuming no other equity offerings, other than the exercise of all 2005 Warrants).

  "2009 Notes" means the 12% Senior Discount Notes due June 1, 2009 of Microcell.

1.2  Certain Rules of Interpretation

        In this Plan and any Schedules hereto:

  (a)
  all references to currency and to "$" or "Cdn$" are to Canadian dollars, except as otherwise indicated;

  (b)
  the division of this Plan into Articles, Sections and Paragraphs is for convenience of reference only and do not affect the construction or interpretation of this Plan, nor are the descriptive headings of Articles, Sections and Paragraphs intended as complete or accurate descriptions of the content thereof,

  (c)
  the use of words in the singular or plural, or with a particular gender, shall not limit the scope or exclude the application of any provision of this Plan or a Schedule hereto to such Person (or Persons) or circumstances as the context otherwise permits;

  (d)
  the words "includes" and "including" and similar terms of inclusion shall not, unless expressly modified by the words "only" or "solely", be construed as terms of limitation, but rather shall mean "includes but is not limited to" and "including but not limited to", so that references to included matters shall be regarded as illustrative without being either characterizing or exhaustive;

  (e)
  unless otherwise specified, all references to time herein and in any document issued pursuant hereto mean local time in Montreal, Quebec and any reference to an event occurring on a Business Day shall mean prior to 5:00 p.m. on such Business Day; and

  (f)
  unless otherwise provided, any reference to a statute, or other enactment of parliament or a legislature includes all regulations made thereunder, all enactments to or re-enactments of such statute or regulations in force from time to time, and, if applicable, any statute or regulation that supplements or supersedes such statute or regulation.

1.3  Governing Law

        This Plan shall be governed by and construed in accordance with the laws of the Province of Quebec and the federal laws of Canada applicable therein. All questions as to the interpretation of or application of this Plan and all proceedings taken in connection with this Plan and its provisions, shall be subject to the exclusive jurisdiction of the Court.

1.4  Schedules

        The following Schedules are attached to and form part of this Plan:

Schedule "A"	Summary of Authorized Share Capital and Other Provisions
Schedule "B"	Summary of New Rights Plan
Schedule "C"	Summary of New Stock Option Plan
Schedule "D"	Summary of New Stock Purchase Plan
Schedule "E"	Form of Residency Declaration
Schedule "F"	Summary of Tranche "A" Exit Facility
Schedule "G"	Summary of Tranche "B" Debt
Schedule "H"	Summary of Tranche "C" Notes
Schedule "I"	Tranche C Notes Election Notice

ARTICLE 2

PURPOSE AND EFFECT OF THIS PLAN

2.1  Purpose

        The purpose of this Plan is, among others:

  (a)
  to complete a recapitalization of the Filing Entities, with New Microcell and Amalco as the vehicles to refinance part of the debt of the Filing Entities and exchange the balance of the debt of the Filing Entities for equity in New Microcell;

  (b)
  to provide for an allocation of the Restructured Debt to the Secured Creditors;

  (c)
  to provide for the allocation of the New Securities as between the Affected Creditors and the Existing Shareholders on a fair and equitable basis; and

  (d)
  to provide for the compromise, settlement and payment of the Secured Creditor Claims and the Affected Unsecured Creditor Claims as finally determined for Distribution purposes in accordance with the Initial Order and this Plan by, among others, Distribution of New Securities and Restructured Debt (if applicable);

in the expectation that all Persons with an interest in the Filing Entities will derive a greater benefit from the implementation of this Plan than would result from a forced sale or liquidation of the Filing Entities in the event of receivership, exercise of creditors' rights or bankruptcy.

2.2  Joint Plan and Allocation

        This Plan is presented to the Affected Unsecured Creditors and the Secured Creditors on a joint basis for the sole purpose of voting on this Plan and receiving Distributions under this Plan but not otherwise. This Plan contemplates an allocation of Restructured Debt amongst the Secured Creditors and an allocation of New Securities amongst the Secured Creditors, the Affected Unsecured Creditors and the Existing Shareholders.

ARTICLE 3

STEPS OF THIS PLAN

3.1  First Step Transactions

        On or prior to the First Reorganization Date, the following transactions shall be consummated and become effective in the order set forth below:

  (i)
  New Microcell is incorporated under the CBCA having an authorized share capital consisting of an unlimited number of First Preferred Shares (issuable in voting and non-voting series), Second Preferred Shares (issuable in voting and non-voting series), Class A Restricted Voting Shares and Class B Non-Voting Shares;

  (ii)
  Subco is incorporated under the CBCA;

  (iii)
  Subco 2 is incorporated under the CBCA;

  (iv)
  Microcell transfers to Subco the Intercompany Receivables in consideration for the issuance of 100 common shares in the capital of Subco;

  (v)
  Microcell, Connexions, Solutions, Microcell Capital and Microcell Labs transfer to Subco 2 the Inukshuk Receivables in consideration for the issuance of preferred shares in the capital of Subco 2, and Microcell, Connexions, Solutions, Microcell Capital and Microcell Labs receive their pro rata allocation, in each case in the form of shares of a separate class of preferred shares in the capital of Subco 2; and

  (vi)
  Microcell transfers to Connexions on a tax-free rollover basis any or all of its assets other than its investments in any of the Filing Entities, as designated by Microcell on or before the First Reorganization Date, in consideration for the issuance of shares in the capital of Connexions.

3.2  Second Step Transactions

        On the Business Day immediately following the First Reorganization Date or as otherwise set forth in this Plan, the following transactions shall be consummated and become effective in the following order (or such other order as may be agreed between the Filing Entities and legal counsel to each of the Steering Committee and the AHB Committee):

  (i)
  the First Articles of Arrangement approved by the Court as part of the Sanction Order are filed pursuant to the CBCA, upon which the indebtedness represented by the Intercompany Receivables shall be extinguished and the Intercompany Receivables cancelled; provided however that this step may, if the Filing Entities, and legal counsel to each of the Steering Committee and the AHB Committee agree, be carried out as the step immediately before the step of the transactions to be completed pursuant to Paragraph 3.1(v);

  (ii)
  the Second Articles of Arrangement approved by the Court as part of the Sanction Order are filed pursuant to the CBCA, upon which the indebtedness represented by the Inukshuk Receivables shall be extinguished and the Inukshuk Receivables cancelled; provided, however, that this step may, if the Filing Entities, and legal counsel for each of the Steering Committee and the AHB Committee agree, be carried out as the last step of the transactions to be completed pursuant to Section 3.1;

  (iii)
  the Articles of Reorganization, approved by the Court as part of the Sanction Order, are filed pursuant to the CBCA;

  (iv)
  New Microcell subscribes for, and Microcell issues to New Microcell, new non-redeemable common shares in the capital of Microcell, the subscription price therefor being payable by way of a nominal cash consideration and delivery by New Microcell of an undertaking to issue: (i) to the Existing Shareholders, the New Securities that they are entitled to receive under this Plan upon the redemption by Microcell of all of its issued and outstanding shares (other than the new non-redeemable common shares); and (ii) to the Affected Unsecured Creditors, the New Securities that they are entitled to receive under this Plan;

  (v)
  Microcell redeems all of its issued and outstanding shares (other than the new non-redeemable common shares) in consideration of the New Securities to be issued to the Existing Shareholders, as provided in Section 6.4;

  (vi)
  all issued and outstanding options or other rights to acquire shares of any of the Filing Entities (including, for greater certainty, pursuant to any shareholders agreement, the articles of incorporation of Microcell, as amended, the Existing Stock Option Plan, the i5 Stock Option Plans and the existing key employee retention plan of Microcell) are cancelled without payment of any consideration, as approved by the Court as part of the Sanction Order;

  (vii)
  the New Credit Facility in respect of Tranche B Debt (and all related New Security Documents) is created;

  (viii)
  the New Credit Facility in respect of the Tranche C Notes (and all related New Security Documents) is created;

  (ix)
  the Restructured Debt is issued to the Secured Creditors by Amalco as Distributions under this Plan pursuant to Section 6.1, in satisfaction of a corresponding amount of Secured Creditor Claims;

  (x)
  New Microcell acquires the balance of the Secured Creditor Claims and, in exchange, issues a corresponding amount of First Instruments and Second Instruments to the Secured Creditors as Distributions under this Plan pursuant to Section 6.1, and the indebtedness of Amalco to New Microcell resulting from such transactions is converted into preferred shares of Amalco;

  (xi)
  New Microcell issues the New Securities to be distributed to the Affected Unsecured Creditors in satisfaction of its undertaking referred to in Paragraph 3.2(iv) as Distributions under this Plan pursuant to Section 6.2;

  (xii)
  New Microcell issues the New Securities to the Existing Shareholders as consideration for the redemption of shares, pursuant to Paragraph 3.2(v);

  (xiii)
  any remaining commitments or obligations under the Credit Agreement and the Hedging Agreements are terminated and cancelled;

  (xiv)
  each of the New Rights Plan, New Stock Option Plan and Stock Purchase Plan becomes effective; and

  (xv)
  the board of directors of Microcell is replaced by the board of directors designated by the Sanction Order and the members of such board also become the board of directors of New Microcell.

        As part of the transactions contemplated by this Plan, Microcell and New Microcell will change their corporate names.

3.3  Advance Tax Ruling

        Microcell shall use its best efforts in consultation with legal counsel of each of the Steering Committee and the AHB Committee to obtain the Advance Tax Ruling prior to the First Reorganization Date.

3.4  Corporate Authorization

        All the transactions listed under Sections 3.1 and 3.2 will become effective as set forth in those Sections, and all other matters provided for under this Plan will be effective as of the Effective Date unless otherwise provided for in this Plan, and will be authorized and approved under this Plan and by the Court, where appropriate, as part of the Sanction Order, in all respects and for all purposes without any requirement of further action by the Affected Creditors, shareholders or directors of any of the Filing Entities, New Microcell, Newco, Subco, Subco 2 or Amalco.

ARTICLE 4

CLASSIFICATION OF AFFECTED CREDITORS

4.1  Classification of Affected Creditors

        For the purposes of considering and voting on this Plan and receiving Distributions, there shall be two classes of Affected Creditors: (a) in respect of Microcell, Connexions and Solutions, the Secured Creditors Class; and (b) in respect of Microcell, the Affected Unsecured Creditors Class. For Distribution purposes only, the Secured Creditors Class shall be divided into two sub-categories: (x) Canadian; and (y) non-Canadian.

4.2  Unaffected Creditors

        For greater certainty, this Plan does not affect or compromise the following Claims, creditors or Persons:

  (a)
  Post-Filing Creditors;

  (b)
  Claims of the Monitor and its counsel, Claims of the legal counsel and financial advisors of each of the Filing Entities, the Secured Creditors and the AHB Committee and Claims of the directors of the Filing Entities;

  (c)
  Claims which one or more of the Filing Entities is authorized to pay by the Initial Order or any subsequent Order and has paid or will pay in the normal course of business;

  (d)
  Claims of creditors of one or more of the Filing Entities to whom this Plan is not proposed and Claims against Connexions, Solutions and Microcell other than Claims in the Classes referred to in Section 4.1;

  (e)
  Any Claims in respect of intercompany receivables between any of the Filing Entities except for the claims described in Paragraph 3.2(i) and 3.2(ii);

  (f)
  The Secured Creditor Claims acquired by New Microcell as described under Paragraph 3.2(x);

  (g)
  Claims of Her Majesty the Queen in Right of Canada or of any Province or Territory or any other taxation authority in respect of: (i) any statutory deemed trusts amounts which must be deducted from employees' wages, including, without limitation, amounts in respect of employment insurance, Canada Pension Plan, Québec Pension Plan and income taxes; (ii) amounts accruing and payable by the Filing Entities with respect to their employees on account of employment insurance, Canada Pension Plan, Québec Pension Plan, workers compensation, employer health taxes and similar obligations of any jurisdiction with respect to such employees; and (iii) all goods and services or other applicable sales taxes payable by the Filing Entities in connection with the sale of goods and services by the Filing Entities.

ARTICLE 5

MEETINGS OF AFFECTED CREDITORS AND VOTING UPON THE PLAN

5.1  Meeting Procedures

        Microcell, Connexions and Solutions shall hold the Meetings called pursuant to the Initial Order and the CCAA for the purpose of considering and voting upon this Plan.

        The only Persons entitled to attend a Meeting are those Persons entitled to vote at such Meeting, their proxy holders, legal counsel and advisors, and the officers, directors, auditors and legal counsel of Microcell, the Monitor and its legal counsel and the Persons appointed to act as scrutineers at the Meetings. Any other Person may be admitted on invitation of the Monitor or with the majority consent of the Affected Creditors present and entitled to vote, in person or by proxy, at the relevant Meeting.

5.2  Vote Requirements

        Every question submitted to a vote at a Meeting, except the resolution to be voted on at the Meeting to approve, amend or vary the Plan, will be decided by a majority of the votes given on a show of hands, or if a poll is requested or determined to be necessary by the Monitor, by a majority of votes cast on the poll, and will be binding on all Affected Creditors of the Class to which the Meeting relates, whether or not present and voting.

5.3  Adjournments

        If a Meeting is postponed by a vote taken at that Meeting, such Meeting will be adjourned by the Monitor to a date and to such time and place as may be decided by the Monitor.

5.4  Record Date

        The record date for the determination of the Secured Creditors entitled to receive notice of the Meeting of the Secured Creditors and any related material, and the record date for the determination of the Affected Unsecured Creditors entitled to receive notice of the Meeting of the Affected Unsecured Creditors and any related material, shall be the Record Date.

5.5  Conversion of Voting Claims Denominated in Foreign Currency

        An Affected Creditor's voting entitlement in respect of a Claim denominated in a currency other than Canadian dollars will be determined by converting the amount thereof into the Canadian dollar equivalent using the noon spot rate of exchange quoted by the Bank of Canada for exchanging such currency to Canadian dollars as at the Record Date, being, in the case of US currency, 1.5363 Canadian dollars per one US dollar.

5.6  Proof of Claim

        Affected Creditors (other than Noteholders) who wish to vote on this Plan must complete the Proof of Claim in accordance with the instructions set out therein and deliver the completed Proof of Claim with supporting documentation to the Monitor on or before 5.00 p.m. (Montreal time) on March 14, 2003. Affected Creditors (other than Noteholders) who fail to file a Proof of Claim on or prior to such time on such date are not entitled to attend and vote at the relevant Meeting.

        Noteholders are not required to submit Proofs of Claim in respect of the Notes. Noteholders who wish to vote on the Plan must complete a proxy in accordance with the instructions set out therein and deliver the completed proxy with supporting documentation to the Monitor on or before 5:00 p.m. (Montreal time) on March 14, 2003.

        Senior Lenders do not have to file individual Proofs of Claim. The Global Proof of Claim will be filed by the Administrative Agent.

5.7  Valuation of Claims and Interest for Voting Purposes

        Each Affected Creditor having a Voting Claim in a Class shall be entitled to attend and to vote at the Meeting for such Class. Each Affected Creditor of a Class who is entitled to vote shall be entitled to one vote at the Meeting for such Class which vote shall have the value of such Affected Creditor's Voting Claim, as at the Record Date. There shall be no fractional votes and Claims shall be rounded up or down to the nearest whole Canadian dollar amount for voting purposes. In the event that the amount of the Claim of an Affected Creditor is not finally determined prior to the date of the Meeting for the particular Class in accordance with this Plan, the Affected Creditor shall be entitled to vote at the Meeting of the particular Class based on the portion of its Claim having been accepted for voting purposes, without prejudice to the rights of the relevant Filing Entity or the Affected Creditor with respect to the final determination for Distribution purposes of the amount of the Affected Creditor's Claim in accordance with the terms of the Initial Order and this Plan.

        The Voting Claim of an Affected Creditor (other than a Noteholder) shall be equal to the amount in the applicable Proof of Claim accepted by the Monitor pursuant to Section 5.9.

        The Voting Claim of a Noteholder shall be determined as follows:

  (a)
  with respect to the 2006 Notes and the 2007 Notes, the Voting Claim shall be the principal amount thereof plus accrued and unpaid interest up to and including the Record Date; and

  (b)
  with respect to the 2009 Notes, the Voting Claim shall be the Accreted Amount thereof on the Record Date.

5.8  Assignment of Claims

        If an Affected Creditor who has a Voting Claim transferred or transfers its Claim after the Record Date and (i) the transferee delivers evidence of its ownership of all of such Claim and a written request to the Monitor, no later than five (5) days prior the relevant Meeting, that such transferee's name be included on the list of Affected Creditors entitled to vote at the relevant Meeting, then such transferee shall be entitled to attend and, upon delivering a completed proxy if otherwise required herein, vote the transferor's Voting Claim at such Meeting, in lieu of the transferor; or (ii) in the case of Senior Lenders, if such transferee appears on a list of updated Senior Lenders as of March 10, 2003 delivered to the Monitor by the Administrative Agent no later than five (5) days prior to the Meeting of Secured Creditors, then such transferee shall be entitled to attend and vote a Voting Claim equal in value to the amount of the Claim shown on the updated list.

5.9  Acceptance, Revision or Rejection of Claims

        Each Proof of Claim submitted and the Global Proof of Claim will be examined by representatives of the relevant Filing Entity with the assistance of the Monitor and will be accepted or disputed by the Monitor for voting and distribution purposes under this Plan. The Monitor shall notify each Affected Creditor where such Affected Creditor's Claim is being disputed and the reasons therefor by delivery of a notice in accordance with the Initial Order and this Plan.

        Should there be a dispute as to the amount of Notes a beneficial owner holds, the Monitor will request the participant Noteholder, who maintains the book entry evidencing the beneficial owner's ownership of the Notes, to confirm with the Monitor the information provided by the beneficial owner. A beneficial owner's final Voting Claim will be determined in this manner and there will be no dispute mechanism beyond this, unless the beneficial owner obtains leave from the Court.

        The Filing Entities have accepted as at the Record Date i) aggregate Claims (in principal amount plus accrued and unpaid interest) of the Secured Creditors under the Credit Agreement and the Hedging Agreements in the amount of $590,752,622 and ii) aggregate Claims (in principal or accreted amount, as the case may be) of the Noteholders in the amount of $1,494,068,082.

5.10 Voting of Proxies

        An Affected Creditor's proxy will be voted on any ballot in accordance with the Affected Creditor's choice to vote for or against approval of this Plan as indicated in such proxy. In the absence of such choice, the proxy will be voted in favour of the approval of this Plan.

        Instruments of proxy confer discretionary authority on the individuals designated therein with respect to amendments or variations of matters identified in the relevant notice of Meeting and other matters that may properly come before the relevant Meeting.

        If a beneficial owner of Notes wishes to vote in person at the Meeting, the beneficial owner must insert its own name in the space provided on the form of proxy.

5.11 Residency Declaration

        Prior to the Meetings, each Secured Creditor shall have duly completed, executed and delivered to the Monitor a Residency Declaration whereby such Secured Creditor shall certify whether it is a Canadian or a non-Canadian. A Secured Creditor which fails to provide a duly completed Residency Declaration when so required shall be deemed, for all purposes under this Plan, to be a non-Canadian. A Secured Creditor shall provide a new or updated Residency Declaration forthwith in the event of any change in the information provided in any Residency Declaration previously provided by it and a transferee of a Claim shall provide a Residency Declaration forthwith in the event of any transfer of a Claim. A Senior Lender may deliver its Residency Declaration to the Administrative Agent, who shall forward it to the Monitor.

        Affected Unsecured Creditors that are Canadian and wish to receive voting shares of New Microcell should deliver, or cause their broker or nominee to deliver, a duly completed and executed Residency Declaration to New Microcell's transfer agent and the Monitor.

5.12 Affected Creditor Approval

        In order for this Plan to be binding in accordance with the CCAA, it must first be accepted by each of the Affected Unsecured Creditors Class and the Secured Creditors Class by a majority in number representing at least 66 2/3% in value of the Claims of the Affected Creditors in each Class and voting in respect of a Voting Claim at the applicable Meeting.

ARTICLE 6

DISTRIBUTIONS UNDER THE PLAN

        For purposes of this Plan, the Secured Creditors, the Affected Unsecured Creditors and the Existing Shareholders shall receive the treatment provided in this Article and on the Effective Date, the Secured Creditor Claims and the Affected Unsecured Creditor Claims will be compromised in accordance with the terms of this Plan.

6.1  Secured Creditors

        On the Effective Date, each Secured Creditor will receive in exchange for and in full and final satisfaction of its Distribution Claim:

  (i)
  its pro rata Distribution of Tranche B Debt;

  (ii)
  if such Secured Creditor elected in accordance with Section 6.6 to receive Tranche C Notes (each, a "Tranche C Electing Secured Creditor"), its pro rata Distribution of Tranche C Notes; provided that (a) if the maximum amount of Tranche C Notes is insufficient to satisfy the requirements of all

    Tranche C Electing Secured Creditors, then the amount thereof shall be apportioned pro rata among the Tranche C Electing Secured Creditors and (b) no Tranche C Electing Secured Creditor may receive a principal amount of Tranche C Notes greater than the amount of its Distribution Claim minus the amount of Tranche B Debt allocated to such Tranche C Electing Secured Creditor; and

  (iii)
  in the case of a Canadian Secured Creditor, its pro rata Distribution of the First Voting Instruments and the Second Voting Instruments from the Canadian Secured Creditors Pool, and in the case of a Non-Canadian Secured Creditor its pro rata Distribution of the First Instruments and Second Instruments from the Non-Canadian Secured Creditors Pool; provided however that no Secured Creditor may receive First Instruments and Second Instruments having an aggregate face amount that is greater than the amount of its Distribution Claim minus the amount of the Tranche B Debt and the Tranche C Notes, if any, allocated to such Secured Creditor.

6.2  Affected Unsecured Creditors

  (a)
  Distribution Claims

    On the Effective Date, each Affected Unsecured Creditor with a Distribution Claim will receive in exchange for and in full and final satisfaction of its Distribution Claim its pro rata Distribution of Class B Non-Voting Shares, Second Non-Voting Instruments (or Class A Restricted Voting Shares and Second Voting Instruments respectively to Affected Unsecured Creditors who filed a Residency Declaration that they are Canadians, as provided in Section 5.11), 2005 Warrants and 2008 Warrants from the Affected Unsecured Creditors Pool.

  (b)
  Distribution Procedure

    For the purpose of Distribution Claims of Noteholders, Distributions to Noteholders shall be made as follows:

    (i)
    DTC and CDS Systems

      To the extent that any Notes are held by DTC or CDS, the delivery of the New Securities, in accordance with this Plan, will be made upon surrender of the Notes by DTC or CDS (i) through the facilities of DTC, to DTC participants who in turn will make the deliveries to the beneficial Noteholder as of the Effective Date pursuant to standing instruments and customary practices and (ii) through the facilities of CDS, to CDS participants who in turn will make the deliveries to beneficial Noteholders as of the Effective Date pursuant to standing instruments and customary practices (and including pursuant to any and all other required documents). New Microcell shall have no liability or obligation in respect of such deliveries to participants of DTC or CDS or to beneficial Noteholders, once such deliveries of New Securities are made to DTC and CDS.

    (ii)
    Other Noteholders

      Noteholders whose Notes are not held through CDS or DTC will only be entitled to receive certificates representing New Securities upon receipt by the transfer agent therefor of a duly completed letter of transmittal (in a form acceptable to the transfer agent and the Monitor) and any applicable Residency Declaration together with duly endorsed Notes held by them respectively and all other required documentation.

  (c)
  Distribution of Class A Restricted Voting Shares

    If following the Distribution and the issuance of shares described in paragraph 6.2(a) and section 6.4 there would be less than 300 holders of at least 100 Class A Restricted Voting Shares each, New Microcell may, in its sole discretion, issue and deliver on the Effective Date lots of 100 Class A Restricted Voting Shares each to up to 300 Affected Unsecured Creditors in lieu of lots of 100 Class B Non-Voting Shares, in order that following such Distribution and issuance of shares there are a greater number (up to 300) of holders of Class A Restricted Voting Shares each.

  (d)
  Adjustment for Class A Restricted Voting Shares

    To the extent the issuance of Class A Restricted Voting Shares pursuant to paragraph 6.2 (c) reduces the number of First Voting Instruments or Second Voting Instruments issued to a Non-Canadian Secured Creditor on the Effective Date, a Non-Canadian Secured Creditor may convert in the aggregate up to that number of First Non-Voting Instruments to First Voting Instruments or Second Non-Voting Instruments to Second Voting Instruments, applicable, after the Effective Date provided that such conversion would not contravene to the Canadian Ownership and Control Provisions, without regard to the minimum conversion limit referred to in the articles pertaining to the First Non-Voting Instruments or Second Non-Voting Instruments.

6.3  Determination of Affected Creditors Pools

        The calculation of each of the Affected Unsecured Creditors Pool, the Canadian Secured Creditors Pool and the Non-Canadian Secured Creditors Pool shall be completed by the Monitor on the basis of the Distribution Claims and taking into account the provisions set forth below and the terms of this Plan.

  (a)
  New Instruments

    The New Instruments will be allocated so that immediately following issuance the equity of New Microcell will be held as follows (calculated as if all of the First Instruments and Second Instruments outstanding on the Effective Date had been converted into Class A Restricted Voting Shares or Class B Non-Voting Shares, as the case may be, but before the exercise of options pursuant to the New Stock Option Plan and the issuance of shares under the Stock Purchase Plan, and assuming no exercise of Warrants):

    (i)
    68% by Secured Creditors in the form of First Instruments and Second Instruments:

    (ii)
    31.9% by Affected Unsecured Creditors in the form of Second Instruments, Class A Restricted Voting Shares (if applicable) and Class B Non-Voting Shares; and

    (iii)
    0.1% by Existing Shareholders in the form of Class A Restricted Voting Shares and Classs B Non-Voting Shares.

  (b)
  Voting Securities

    Non-Canadian Secured Creditors will initially receive, assuming no conversion of First Instruments or Second Instruments:

    (i)
    subject to paragraphs 6.2(c) and 6.2(d), First Voting Instruments and Second Voting Instruments representing 33 1/3% of the total number of outstanding Voting Securities, pro rata based on the amount of each Non-Canadian Secured Creditor's Distribution Claim minus the amount of Tranche B Debt and Tranche C Notes, if any, distributed to such Non-Canadian Secured Creditor; and

    (ii)
    the remainder of their entitlements pursuant to this Plan, in the form of First Non-Voting Instruments and Second Non-Voting Instruments.

    Canadian Secured Creditors will receive their pro rata shares of the remaining 66 2/3% of the total number of outstanding Voting Securities, pro rata based on the amount of each Secured Creditor's Distribution Claim minus the amount of Tranche B Debt and Tranche C Notes, if any, distributed to such Secured Creditors respectively.

  (c)
  Warrants

    Affected Unsecured Creditors will receive 33 1/3% of the aggregate number of each of the 2005 Warrants and 2008 Warrants, pro rata based on the amount of each Affected Unsecured Creditor's Distribution Claim minus the amount of New Securities (other than Warrants) distributed to such Affected Unsecured Creditor.

6.4  Determination of Existing Shareholders Pool

        On the Effective Date, the Existing Shareholders will receive (i) Class A Restricted Voting Shares or Class B Non-Voting Shares, as the case may be, representing in the aggregate 0.1% of the aggregate number of equity shares of New Microcell, on a fully diluted basis (assuming the exercise of all conversion rights attached to the First Instruments and Second Instruments but no exercise of options pursuant to the New Stock Option Plan, no share issuances pursuant to the Stock Purchase Plan, no exercise of Warrants and no other equity offerings) distributed pursuant to this Plan and (ii) 66 2/3% of the aggregate number of each of the 2005 Warrants and 2008 Warrants, pro rata based on the shareholdings of each Existing Shareholder in Microcell immediately prior to the Effective Date.

6.5  Election for Distribution of Units

        If Microcell has not obtained the Advance Tax Ruling as to the qualification of the First Preferred Shares and the Second Preferred Shares as Distress Preferred Shares prior to the First Reorganization Date, the Administrative Agent, on behalf of the Senior Lenders, shall have the right to elect to receive First Units and Second Units in lieu of First Preferred Shares and Second Preferred Shares issuable under this Plan. Such election shall be made by the delivery by the Administrative Agent on behalf of the Senior Lenders of a notice to that effect on or before the First Reorganization Date, and shall be binding on all Affected Creditors. In such event, all Distributions to Affected Creditors that would have been in the form of First Preferred Shares will be in the form of First Units and all Distributions to Affected Creditors that would have been in the form of Second Preferred Shares will be in the form of Second Units, and all references in this Plan to Distributions of First Preferred Shares and Second Preferred Shares will be adjusted accordingly. The Administrative Agent will have no duties to any other Affected Creditors in making such election.

6.6  Election for Distribution of Tranche C Notes

        A Secured Creditor electing to receive up to its pro rata Distribution of Tranche C Notes in accordance with, and subject to, the provisions of Section 6.1 shall so elect by sending a written notice to the Monitor, in the form of the election notice attached hereto as Schedule "I", no later than 5.00 p.m. (Montreal time) on March 14, 2003

6.7  Claims Bar Date

        If an Affected Creditor (other than a Senior Lender or a Noteholder) fails to file its Proof of Claim prior to the Claims Bar Date, that Affected Creditor is barred from receiving a Distribution, and the Filing Entities shall be released from the Claims of such Affected Creditor and Section 6.18 of this Plan shall apply to all such Claims. If a Noteholder pursuant to Paragraph 6.2(b)(ii) (or DTC or CDS in respect of such Noteholder, as the case may be) fails to surrender its Notes within 180 days after the Effective Date, such Noteholder shall be barred from receiving Distributions under this Plan, and the Filing Entities shall be released from the Claims of such Noteholder and Section 6.18 of this Plan shall apply to all such Claims.

6.8  Valuation of Claims and Interest for Distribution Purposes

        The Distribution Claim of an Affected Creditor (other than a Noteholder) shall be equal to the amount evidenced in the applicable Proof of Claim, plus in the case of a Secured Creditor any interest applicable to such amount (other than default interest), if any, from the date of the Proof of Claim up to the Effective Date.

        The Distribution Claim of a Noteholder shall be determined as follows:

  (a)
  with respect to the 2006 Notes and the 2007 Notes, the Distribution Claim shall be the principal amount thereof plus accrued and unpaid interest (other than default interest, if any) up to and including the Effective Date; and

  (b)
  with respect to the 2009 Notes, the Distribution Claim shall be the Accreted Amount thereof on Effective Date.

6.9  Disputed Distribution Claims

        Where a Distribution Claim is disputed by the Filing Entities and that dispute is not resolved in accordance with the Initial Order prior to the Effective Date, the Filing Entities will maintain the status quo with respect to such Affected Creditor until the Disputed Distribution Claim is resolved, but this Plan will otherwise continue with respect to all other Affected Creditors and in particular, but without restriction, this Plan will, at the sole discretion of the Filing Entities, be implemented in relation to the Distribution Claims in existence as at the Effective Date. The fact that a Proof of Claim is accepted for voting purposes will not preclude the Filing Entities from disputing the Proof of Claim for Distribution purposes. Distributions in relation to any Disputed Distribution Claim in existence at the Effective Date will be held in reserve pending final adjudication of the dispute and not distributed until such claim is finally resolved; provided that no such pending Distributions shall delay Distributions in respect of any other Claims.

        Should there be a dispute as to the amount of Notes a beneficial Noteholder holds, the Monitor will request the participant Noteholder, who maintains the book entry evidencing the beneficial Noteholder's ownership of the Notes, to confirm with the Monitor the information provided by the beneficial Noteholder. A beneficial Noteholder's Distribution Claim will be determined in this manner and there will be no dispute mechanism beyond this, unless the beneficial owner obtains leave from the Court.

6.10   Fractional New Securities

        Notwithstanding any other provision of this Plan, only whole numbers of New Securities will be issued. When any Distribution on account of a Distribution Claim would otherwise result in the issuance of a number of New Securities that is not a whole number, the number of New Securities to be so distributed shall be rounded up or down to the nearest whole number, with one-half (1/2) of a New Security being rounded upwards and no compensation shall be paid for fractional interests.

6.11   Different Capacities

        Affected Creditors whose Claims are affected by this Plan may be affected in more than one capacity. Unless expressly provided herein to the contrary, each such Affected Creditor shall be entitled to participate hereunder in each such capacity. Any action taken by an Affected Creditor in any one capacity shall not affect such Affected Creditor in any other capacity, unless expressly agreed by the Affected Creditor in writing or unless the Claims of such Affected Creditor overlap or are otherwise duplicative.

6.12 Conversion of Distribution Claims Denominated in Foreign Currency

        For the purposes of any Distribution, a Claim shall be denominated in Canadian dollars. Any Claim in a currency other than Canadian dollars shall be converted by the Monitor into the Canadian dollar equivalent using the noon spot rate of exchange quoted by the Bank of Canada for exchanging such currency on the third Business Day immediately prior to the First Reorganization Date.

6.13 Interest

        Subject to Section 6.8, interest shall not accrue or be paid on any Claim.

6.14 Unaffected Creditors

        For greater certainty, no Unaffected Creditor shall be entitled to vote or to receive any Distributions under this Plan.

6.15 Secured Crown Claims

        Secured Crown Claims shall be paid in full within six (6) months of the Sanction Order.

6.16 Guarantees and Similar Covenants

        No Person who has a Claim under any guarantee, surety, indemnity or similar covenant in respect of any Claim which is compromised under this Plan or who has any right in respect of, or to be subrogated to, the rights of any Person (including one of the Filing Entities) in respect of a Claim which is compromised under this Plan shall be entitled to any greater rights than the Affected Creditor whose Claim was compromised under this Plan.

6.17 Allocation of Distributions

        All payments made by the Filing Entities pursuant to this Plan shall be applied first in payment of the outstanding principal amount of the Claim, and the balance, if any, shall then be applied in payment of accrued and unpaid interest, if any, which forms part of such Claim.

6.18 Release of the Filing Entities and their directors

        On the Effective Date, the treatment of Claims under this Plan shall be final and binding on the Filing Entities and all Affected Creditors (and their respective heirs, executors, administrators, legal personal representatives, successors and assigns) irrespective of the jurisdiction in which such Affected Creditor resides or the Claims arise shall be deemed to have granted, and this Plan shall constitute:

  (a)
  a full, final and absolute settlement of all rights of the holders of all Claims affected hereby, excluding the amount of the Secured Creditor Claims acquired by New Microcell as described in Paragraph 3.2(x);

  (b)
  an absolute release and discharge of all indebtedness, liabilities and obligations of the directors of the Filing Entities as per the provisions of Section 5.1 of the CCAA, in respect of the Claims affected hereby and of any Charges granted by the Filing Entities in respect thereof (whether created by contract, statute or otherwise);

  (c)
  an absolute release and discharge of all indebtedness, liabilities and obligations of the Filing Entities in respect of the Claims affected hereby and of any Charges granted by the Filing Entities in respect thereof (whether created by contract, statute or otherwise), excluding any intercompany indebtedness (including without limitation any Intercompany Receivables and Inukshuk Receivables) and the indebtedness restructured as Tranche B Debt and Tranche C Notes and any Charges granted by the Filing Entities in respect of such indebtedness.

6.19 Waiver of Defaults

        From and after the Effective Date, all Persons shall be deemed to have waived any and all defaults of the Filing Entities then existing or previously committed by the Filing Entities or caused by the Filing Entities, or non-compliance with any covenant, warranty, representation, term, provision, condition or obligation, express or implied, in any contract, credit document, agreement for sale, lease or other agreement, written or oral, and any and all amendments or supplements thereto, existing between such Person and the Filing Entities arising from the filing by the Filing Entities under the CCAA or the transactions contemplated by this Plan, including a default arising therefrom under a covenant relating to any affiliated or subsidiary company of Microcell other than the Filing Entities, and any and all notices of default and demands for payment under any instrument, including any guarantee arising from such default, shall be deemed to have been rescinded.

6.20 Releases

        On the Effective Date (i) each and every present officer, director, employee, financial advisor and legal counsel of each of the Filing Entities and of New Microcell and Amalco and the directors of Microcell appointed pursuant to the Sanction Order, (ii) the Administrative Agent, the Secured Creditors and the Steering Committee and their financial advisors and legal counsel, (iii) the AHB Committee and its financial advisors and legal counsel, and (iv) the Monitor and its legal counsel shall (a) be released by the Filing Entities, New Microcell and Amalco (in respect of any financial advisor or legal counsel thereof, other than in respect of legal or professional opinions) from any and all claims, actions, causes of action, counterclaims, suits, debts, sums of money, accounts, covenants, damages, judgments, expenses, executions, liens and other recoveries on account of any liability, obligation, demand or cause of action of whatever nature ("Released Claims") brought by any Person in respect of acts or omissions directly or indirectly in connection with the Filing Entities' business and affairs occurring prior to the Filing Date, subject to any limitations under applicable law, and all claims arising out of such actions or omissions shall be forever waived and released and (b) be discharged and indemnified by the Filing Entities, New Microcell and Amalco in respect of any Released Claims arising directly or indirectly in connection with the reorganization contemplated by this Plan.

6.21 Discharges

        Following execution and delivery of the documents referred to in Paragraphs 7.3(c)(i) and (ii) and satisfaction or waiver of all conditions to the effectiveness of the transactions contemplated by such documents (except as otherwise provided in the Sanction Order), all Charges in respect of Claims affected under this Plan registered will be released and all Security Instruments will be terminated and cancelled. If any Affected Creditor refuses to provide a discharge in respect of registered Charges to the Filing Entities on terms acceptable to the Filing Entities, the Filing Entities will seek an Order from the Court (or any court of competent jurisdiction in the jurisdiction where such Charges are registered) for the discharge of the Charges of such Affected Creditor from title to the affected property.

6.22 Indemnity

        New Microcell and Amalco shall indemnify the Secured Creditors, the Affected Unsecured Creditors, the Administrative Agent, the AHB Committee and their respective directors, officers, employees, agents or representatives including counsel and financial advisors (collectively, the "Indemnitees") against any manner of actions, causes of action, suits, proceedings, liabilities and claims of any nature, costs or expenses (including reasonable legal fees) which may be incurred by such Indemnitee or asserted against such Indemnitee arising out of or during the course of, or otherwise in connection with or in any way related to the implementation, approval and consummation of this Plan, other than any liabilities to the extent arising directly as a result of the gross negligence or willful or intentional misconduct of any Indemnitee, as determined by a final and non-appealable judgment of a court of competent jurisdiction. If any claim, action or proceeding is brought or asserted against an Indemnitee in respect of which indemnity may be sought from New Microcell and Amalco, the Indemnitee shall promptly notify New Microcell in writing, and New Microcell may assume the defence thereof, including the employment of counsel reasonably satisfactory to the Indemnitee, and the payment of all costs and expenses. The Indemnitee shall have the right to employ separate counsel in any such claim, action or proceeding and to consult with New Microcell in the defence thereof, and the fees and expenses of such counsel shall be at the expense of New Microcell and Amalco unless and until New Microcell shall have assumed the defence of such claim, action or proceeding. If the named parties to any such claim, action or proceeding (including any impleaded parties) include both the Indemnitee and New Microcell, and the Indemnitee reasonably believes that the joint representation of New Microcell and the Indemnitee may result in a conflict of interest, the Indemnitee may notify New Microcell in writing that it elects to employ separate counsel at the expense of New Microcell, and New Microcell shall not have the right to assume the defence of such action or proceeding on behalf of the Indemnitee. In addition, a party shall not effect any settlement or release from liability in connection with any matter for which an Indemnitee would have the right to indemnification from New Microcell, unless such settlement is consented to by New Microcell and contains a full and unconditional release of the Indemnitee or a release of the Indemnitee satisfactory in form and substance to the Indemnitee.

ARTICLE 7

CONDITIONS PRECEDENT

7.1  Application for Sanction Order

        If the Affected Creditor Approval is obtained, the Filing Entities shall forthwith apply for the Sanction Order. The Sanction Order will provide that the various steps of this Plan shall become effective in the order and on the dates set forth in this Plan.

7.2  Effect of Sanction Order

        In addition to sanctioning this Plan, the Sanction Order shall, among other things:

  (a)
  direct and authorize the Filing Entities to complete all of the corporate and financial transactions contemplated under this Plan;

  (b)
  declare that the compromises effected hereby are approved, binding and effective upon all Affected Creditors and other Persons affected by this Plan, and release and discharge the Filing Entities and other Persons in accordance with the provisions of Sections 6.18 and 6.20 of this Plan;

  (c)
  stay any and all steps or proceedings, including, without limitation, administrative orders, declarations or assessments commenced, taken or proceeded with against any of the Persons released pursuant Sections 6.18 and 6.20; and

  (d)
  confirm that all executory contracts to which the Filing Entities are parties are in full force and effect notwithstanding the Proceedings, or this Plan and its attendant compromises, and that no Person party to such an executory contract shall be entitled to terminate or repudiate its obligations under such contract by reason of the commencement of the Proceedings or the content of this Plan, or the compromises effected under this Plan.

7.3  Conditions Precedent to Implementation of Plan

        The implementation of this Plan shall be conditional upon the fulfillment of the following conditions:

  (a)
  the Sanction Order shall have been made, shall have not been amended or varied, except with the consent of the legal counsel for the Steering Committee and legal counsel for the AHB Committee, and shall not have been stayed;

  (b)
  all regulatory approvals, including interim approval or its equivalent by the Minister with respect to the MCS Licenses, shall have been obtained and Microcell shall not have received from Industry Canada any formal communication from a senior official with authority, whether oral or in writing, of a preliminary or final conclusion that the implementation of this Plan does not, or will not, comply with the Canadian Ownership and Control Provisions, which has not been retracted by Industry Canada or been satisfied by Microcell;

  (c)
  the following agreements, in form and substance satisfactory to New Microcell, the Filing Entities, the Required Lenders and the AHB Committee shall have been executed and delivered, and all conditions to the effectiveness of the transactions contemplated by such agreements (with respect to the documents described in clause (i), (ii), (iii) and (iv) below only) shall have been satisfied or waived:

  (i)
  the definitive agreements with respect to a Tranche A Exit Facility to be established in an amount to be determined prior to the Effective Date of not less than $25 million and not more than $75 million, including the New Security Documents;

  (ii)
  the definitive agreements with respect to the Tranche B Debt and the Tranche C Notes, including the New Security Documents;

  (iii)
  definitive documentation with respect to the First Units and Second Units;

  (iv)
  definitive trust indentures with respect to the Warrants;

    (v)
    the New Rights Plan and;

    (vi)
    the New Stock Option Plan.

  (d)
  the Articles of Reorganization, the First Articles of Arrangement and the Second Articles of Arrangement and the articles of incorporation and by-laws of New Microcell, in each case in form and substance satisfactory to New Microcell, the Filing Entities, the Required Lenders and legal counsel to the AHB Committee, shall have been filed in accordance with the CBCA;

  (e)
  the period for leave to appeal the Sanction Order and any appeal period shall have expired without an appeal of such Order having been commenced or, in the event of an appeal or application for leave to appeal, a final sanction determination sanctioning this Plan shall have been made by the applicable appellate tribunal;

  (f)
  the certificates contemplated by Section 7.5 shall have been delivered;

  (g)
  the Filing Entities shall have paid all outstanding fees and expenses of the Secured Creditors and the AHB Committee;

  (h)
  the holders of the New Securities will have the right to freely dispose of the New Securities in the market in the ordinary course without any "hold" period, except for customary restrictions (including for a sale by (i) in the case of any resale in Canada, a Person or combination of Persons who hold a sufficient number of New Securities to affect the control of New Microcell and (ii) in the case of any resale in the United States, an "affiliate" of New Microcell for the purposes of the United States Securities Act of 1933);

  (i)
  the relevant New Securities shall have been accepted for listing and trading on a Recognized Exchange (subject to customary conditions); and

  (j)
  the Sanction Order shall have been obtained no later than March 31, 2003 and the Effective Date of the Plan shall be no later than April 30, 2003, provided that such timetable will be extended by up to 45 days, or such additional period as Microcell, the Filing Entities, the Required Lenders and the legal counsel to the AHB Committee may agree, if Industry Canada approval or the Sanction Order is not obtained by the applicable dates stipulated above (in the case of the Sanction Order, only if it is delayed solely by reason of pending Industry Canada approval), for the purpose of permitting Microcell and Connexions to continue the process of seeking such approval.

        The Filing Entities reserve the right to waive one or more of the foregoing conditions precedent (other than conditions (a) and (b)) with the consent of the Required Lenders and the AHB Committee.

7.4  Monitor's Certificate

        Upon being notified in writing by the President and Chief Executive Officer, or by the Chief Financial Officer and Treasurer, of Microcell (and confirmed by the legal counsel for the Steering Committee and the AHB Committee, respectively), of the satisfaction or waiver, as the case may be, of the conditions set out in Section 7.3, the Monitor shall file with the Court a certificate which states that all conditions precedent set out in Section 7.3 of this Plan have been satisfied or waived.

7.5  No Alternate Transaction Certificates

        Up to and including 9:00 a.m. (Montreal time) on the Sanction Date:

  (a)
  if a written and binding offer to acquire Microcell or to acquire Connexions and Solutions ("Alternate Transaction") is presented prior to the Sanction Date that is reasonably capable of being completed and that in the good faith opinion of a Secured Creditor is more favourable to the Secured Creditors from a financial point of view than the transactions provided for in this Plan, such Secured Creditor may give notice (a "Withdrawal Notice") to Microcell, the Monitor and the Administrative Agent that it would prefer to proceed with such Alternate Transaction rather than the Plan. If no Alternate Transaction is presented prior to the Sanction Date, or if the number of Secured Creditors which have delivered Withdrawal Notices to Microcell and the Administrative Agent prior to the Sanction Date is less than a majority in number and 33 1/3% in value of the Claims of the Secured Creditors, Microcell will deliver a certificate to that effect to the Monitor prior to 9:00 a.m. (Montreal time) on the Sanction Date; and

  (b)
  if an Alternate Transaction is presented prior to the Sanction Date that is reasonably capable of being completed and that in the good faith opinion of an Affected Unsecured Creditor is more favourable to the Affected Unsecured Creditors from a financial point of view than the transactions provided for in this Plan, such Affected Unsecured Creditor may give a Withdrawal Notice to Microcell, the Monitor and legal counsel to the AHB Committee that it would prefer to proceed with such Alternate Transaction rather than the Plan. If no Alternate Transaction is presented prior to the Sanction Date, or if the number of Affected Unsecured Creditors which have not delivered Withdrawal Notices to Microcell, the Monitor and legal counsel to the AHB Committee prior to the Sanction Date is less than a majority in number and 33 1/3% in value of the Claims of the Affected Unsecured Creditors, Microcell will deliver a certificate to that effect to the Monitor prior to 9:00 a.m. (Montreal time) on the Sanction Date.

ARTICLE 8

MODIFICATION OF PLAN

8.1  Modification of Plan

        The Filing Entities reserve the right to file any modification, amendment or supplement to this Plan by way of a supplementary Plan at any time or from time to time prior to the conclusion of the Meetings, in which case any such supplementary Plan shall, for all purposes, be and be deemed to be a part of and incorporated into this Plan, provided that such modification, amendment or supplement shall (i) be in a written document, (ii) be communicated to Affected Creditors in such manner as may be determined by the Filing Entities acting reasonably or as may be required by the Court and (iii) shall be filed with the Court. After the Meetings (and both prior to and subsequent to the Sanction Order), the Filing Entities may at any time and from time to time, with Court approval or with the consents of the Required Lenders and legal counsel to the AHB Committee, vary, amend, modify or supplement this Plan, but if in the opinion of the Monitor such variation, amendment, modification or supplement is of a minor, immaterial or technical nature that would not materially affect the Sanction Order, the Filing Entities may unilaterally proceed accordingly without Court approval or the consents of the Required Lenders and legal counsel to the AHB Committee.

ARTICLE 9

GENERAL PROVISIONS

9.1  Severability

        In the event that any provision in this Plan is determined to be unenforceable, then unless otherwise determined by the Filing Entities with the consent of the Required Lenders and the AHB Committee, such determination shall in no way limit or affect the enforceability and operative effect of any other provision of this Plan.

9.2  Termination

        At any time prior to the Effective Date, the Filing Entities may, with the written consent of the Required Lenders and the AHB Committee, determine not to proceed with this Plan or to delete one or more of the Filing Entities from this Plan, notwithstanding any prior approvals given at any of the Meetings or the obtaining of the Sanction Order.

9.3  Paramountcy

        From and after the Effective Date, any conflict between this Plan, the Information Circular and the covenants, warranties, representations, terms, conditions, provisions or obligations, expressed or implied, of any contract, credit document, agreement for sale, articles or by-laws of any of the Filing Entities, New Microcell or Amalco, or any lease or other agreement, written or oral and any and all amendments or supplements thereto existing between one or more of the Affected Creditors whose Claims are affected hereby and the Filing Entities as at the Effective Date will be deemed to be governed by the terms, conditions and provisions of this Plan and the Sanction Order, which shall take precedence and priority.

9.4  Successors and Assigns

        This Plan shall be binding upon and shall enure to the benefit of the heirs, administrators, executors, legal personal representatives, successors and assigns of any Person named or referred to in, or subject to, this Plan.

9.5  Compromise Effective For All Purposes

        The compromise or other satisfaction of any Claim under this Plan, if sanctioned and approved by the Court under the Sanction Order shall, in the case of any Affected Creditor whose Claim is in a Class voting in favour of this Plan, be binding on the Effective Date on such Affected Creditor and such Affected Creditor's heirs, executors, administrators, legal personal representatives, successors and assigns, for all purposes.

9.6  Consents, Waivers And Agreements

        On the Effective Date, each Affected Creditor whose Claim is affected hereby shall be deemed to have consented and agreed to all of the provisions of this Plan in their entirety. In particular, each Affected Creditor whose Claim is affected hereby shall be deemed:

  (a)
  to have executed and delivered to the Filing Entities all consents, releases, assignments and waivers, statutory or otherwise, required to implement and carry out this Plan in its entirety;

  (b)
  to have waived any non-compliance by the Filing Entities with any provision, express or implied, in any agreement or other arrangement, written or oral, referred to in Section 6.19 existing between such Affected Creditor and the Filing Entities that has occurred on or prior to the Effective Date, and where provided for in the Sanction Order, after the Effective Date as provided in such section; and

  (c)
  to have agreed that, if there is any conflict between the provisions, express or implied, of any agreement or other arrangement, written or oral, existing between such Affected Creditor and the Filing Entities at the Effective Date (other than those entered into by the Filing Entities on, or with effect from, the Effective Date) and the provisions of this Plan, the provisions of this Plan take precedence and priority and the provisions of such agreement or other arrangement shall be deemed to be amended accordingly.

9.7  Deeming Provisions

        In this Plan, the deeming provisions are not rebuttable and are conclusive and irrevocable.

9.8  Notices

        Any notice or communication to be delivered hereunder shall be in writing and shall reference this Plan and may, subject as hereinafter provided, be made or given by personal delivery or by telecopier addressed to the respective parties as follows:

  (a)
  if to the Filing Entities:

    c/o Stikeman Elliott
    Barristers & Solicitors
    1155 René-Lévesque Boulevard West
    40th Floor
    Montreal, Quebec H3B 3V2

Attention:	Sidney M. Horn and C. Jean Fontaine
Telecopier:	(514) 397-3222/3847

    With a copy to:

    Microcell Telecommunications Inc.
    1250 René-Lévesque Boulevard West
    Montreal, Quebec H3B 4W8

Attention:	Jocelyn Côté, Vice President, Legal Affairs
Telecopier:	(514) 846-6928
  (b)
  if to a Noteholder:

    Goodmans LLP
    250 Yonge Street, Suite 2400
    Toronto, Ontario, M5B 2M6

Attention:	Robert J. Chadwick
Telecopier:	(416) 979-1234
  (c)
  if to a Secured Creditor:

    c/o JP Morgan Bank Canada
    Suite 1800, South Tower
    Royal Bank Plaza, 200 Bay Street
    Toronto, Ontario, M5J 2J2

Attention:	Christine Chan
Telecopier:	(416) 981-9200

    With a copy to:

    JP Morgan Chase Bank
    270 Park Avenue
    New York, New York 10017

Attention:	Thomas F. Maher
Telecopier:	(212) 270-0430

    Blakes Cassels & Graydon LLP
    199 Bay Street, Suite 2800
    Box 25, Commerce Court West
    Toronto, Ontario M5L 1A9

Attention:	Susan Grundy
Telecopier:	(416) 863-2653
  (d)
  if to the Monitor:

    Ernst & Young Inc.
    1 Place Ville-Marie
    Suite 2400
    Montreal, Quebec H3B 3M9

Attention:	Pierre Laporte and Michel Marleau
Telecopier:	(514) 395-4933

    with a copy to:

    Osler, Hoskin & Harcourt s.r.l.
    1000, rue de la Gauchetière
    Suite 2100
    Montreal, Quebec H3B 4W5

Attention:	Martin Desrosiers
Telecopier:	(514) 904-8101

or to such other address as any party may from time to time notify the others in accordance with this Section. All such notices and communications which are delivered shall be deemed to have been received on the date of delivery, if sent before 5:00 p.m. (Montreal time) on a Business Day and otherwise shall be deemed to be received on the Business Day next following the day upon which such telecopy was sent or personal delivery made. Any notice or other communication sent by mail shall be deemed to have been received on the fifth Business Day after the date of mailing. The unintentional failure by the Filing Entities to give a notice contemplated hereunder shall not invalidate any action taken by any Person pursuant to this Plan.

9.9  Further Assurances

        Notwithstanding that the transactions and events set out in this Plan shall be deemed to occur without any additional act or formality other than as set out herein, each of the Persons affected hereby shall make, do and execute or cause to be made, done or executed all such further acts, deeds, agreements, transfers, assurances, instruments, documents or discharges as may be reasonably required by the Filing Entities or New Microcell in order to better implement this Plan.

        Dated at Montreal, Quebec, this 17th day of February, 2003.

SCHEDULE "A"

SUMMARY OF AUTHORIZED SHARE CAPITAL AND OTHER PROVISIONS

        In this Schedule "A", all capitalized terms shall have the meaning ascribed to them in the Plan unless otherwise defined below:

"Accretion Amount" means, at any particular time, the product obtained by the multiplication of 0.045 by the FPS Redemption Price or the SPS Redemption Price (as the case may be) as of the end of the immediately preceding semi-annual period.

"Average Common Share Price" means, as at any particular date, the weighted average trading price per share of the Class A Restricted Voting Shares and Class B Non-Voting Shares during the twenty (20) consecutive trading days ending five (5) trading days prior to such date.

"Canadian Ownership and Control Provisions" means the Canadian ownership and control provisions established in the Telecommunications Act and the Radiocommunication Act.

"CAPEX" means capital expenditures.

"EBITDA" means operating income (loss) plus, to the extent deducted in calculating operating income (loss), non-cash restructuring charges, impairment of intangible assets, depreciation and amortization, all as calculated in accordance with Canadian GAAP.

"Excess Cash Flow" means, for any fiscal year (a) EBITDA of New Microcell for such fiscal year, minus (b) the sum of (i) scheduled payments of principal made pursuant to Tranche B Debt and Tranche C Notes for such fiscal year, (ii) payments of principal made pursuant to Tranche A Exit Facility to the extent that such payments result in a corresponding reduction in the revolving credit commitments under the Tranche A Exit Facility, (iii) the principal portion of scheduled payments under capital lease obligations made by New Microcell for such fiscal year, (iv) cash interest paid by New Microcell for such fiscal year, (v) cash taxes applicable to such fiscal year and paid or payable by New Microcell prior to the date of determination, and (vi) capital expenditures incurred (up to maximum capital expenditures as to be defined in the agreement governing the Tranche B Debt) by New Microcell during such fiscal year.

"FPS Redemption Price" means the redemption price per First Preferred Share as adjusted from time to time as provided in the Articles of New Microcell.

"In-the-Money" means that as of any particular trading day, the Class A Restricted Voting Shares and the Class B Non-Voting Shares are listed and posted for trading on a Recognized Exchange, on such trading day, and the Average Common Share Price as of such trading day is equal to or in excess of the then current FPS Redemption Price or SPS Redemption Price, as the case may be.

"ITA" means the Income Tax Act (Canada) and the regulations thereto, as amended from time to time.

"Material Assets Sale" means any sale of assets generating net proceeds (subject to customary exceptions as may be defined in the agreements governing the Tranche B Debt) in excess of $1 million.

"New Board" means the board of directors of New Microcell who shall be the same directors as the directors of Microcell designated pursuant to the Sanction Order.

"SPS Amount" means an amount equal to 200% of the result obtained by subtracting $526.5 million from the aggregate amount of the Claims of the Secured Creditors at the Effective Date.

"SPS Redemption Price" means the redemption price per Second Preferred Share as adjusted from time to time as provided in the Articles of New Microcell.

"Warrants" means the 2005 Warrants and the 2008 Warrants, collectively.

B-A-1

Share Capital

        The following summary describes the rights, privileges, restrictions and conditions that will be attached to the New Securities (other than Warrants). The full text of such rights, privileges, restrictions and conditions will be set forth in the Articles of New Microcell.

    New Microcell's authorized share capital will consist of four classes of shares:

  (i)
  an unlimited number of First Preferred Shares, issuable as FPV Shares, FPNV Shares, FPV2 Shares and FPNV2 Shares;

  (ii)
  an unlimited number of Second Preferred Shares issuable as SPV Shares, SPNV Shares, SPV2 Shares and SPNV2 Shares;

  (iii)
  an unlimited number of Class A Restricted Voting Shares; and

  (iv)
  an unlimited number of Class B Non-Voting Shares.

First Preferred Shares

(i)
FPV Shares and FPNV Shares

Issue price

        FPV Shares and FPNV Shares will be issued at $15 per share, representing $176.5 million in the aggregate issued price.

Rights upon liquidation:

        Holders of First Preferred Shares shall be entitled to receive, on the winding-up, liquidation or dissolution of New Microcell and in priority to any payment or distribution in respect of shares of any other class, an amount per share equal to the FPS Redemption Price plus any declared but unpaid dividends.

Voting

        Holders of FPV Shares will be entitled to receive notice of and to attend and vote at all meetings of the shareholders of New Microcell (except meetings at which only the holders of another specified class or series of shares (other than the Class A Restricted Voting Shares or Class B Non-Voting Shares, as the case may be) are entitled to vote separately as a class or series as provided in the CBCA or in the Articles of New Microcell) and each FPV Share shall confer the right to one vote (in person or by proxy) at all such meetings. Holders of FPV Shares shall also be entitled to vote together with the Class A Restricted Voting Shares and, if applicable, the Class B Non-Voting Shares on an "as converted" basis, on any matter on which the Class A Restricted Voting Shares or Class B Non-Voting Shares, as the case may be, are entitled to vote. Except as otherwise provided in the CBCA or in the Articles of New Microcell, holders of FPNV Shares shall not be entitled to vote at any meetings of the shareholders of New Microcell, but shall otherwise enjoy the same rights, privileges and economic entitlements as are enjoyed by holders of the FPV Shares. The holders of FPNV Shares shall be entitled to receive notice of and to attend meetings of the holders of FPV Shares and Class A Restricted Voting Shares. Each FPNV Share shall confer the right to one vote (in person or by proxy) at any meeting at which the holders of FPNV Shares are entitled to vote and shall be entitled to vote on an "as converted basis" at any meeting at which the Class B Non-Voting Shares, as the case may be, are entitled to vote.

        The voting rights attached to the First Preferred Shares shall in all cases be subject to the restrictions described in the section titled "Corporate Stability Provisions".

Non-Cumulative Dividend

        The holders of FPV Shares and the FPNV Shares shall be entitled to fixed, non-cumulative preferential dividend at the rate of 9% per annum, calculated on the FPS Redemption Price (see below) from time to time and payable semi-annually in arrears in cash. All dividends declared on the First Preferred Shares shall be

B-A-2

declared and paid at the same time, and in equal amounts, share for share, without any preference or priority of one series over the other.

Maturity

        The First Preferred Shares shall be mandatorily redeemed on the tenth (10th) anniversary of the Effective Date.

FPS Redemption Price

        For purposes hereof: (i) the FPS Redemption Price shall initially be the issue price per share thereof; and (ii) at the beginning of each semi-annual period commencing six (6) months after the Effective Date, the FPS Redemption Price shall be increased by (1) an amount equal to the Accretion Amount; less (2) the amount of any cash dividend that has been declared and paid in respect of such semi-annual period.

        In the event of any redemption or mandatory conversion of First Preferred Shares other than as at the end of a semi-annual period, there shall be added to the FPS Redemption Price an additional amount equal to: (1) the Accretion Amount, adjusted on a pro rata basis with reference to the number of days from the beginning of the then current semi-annual period to the date of such redemption or conversion; less (2) the amount of any cash dividend that has been declared and paid in respect of such period.

Redemption

        The First Preferred Shares shall be redeemable as follows:

  (i)
  in whole or in part at any time at the option of New Microcell at the then current FPS Redemption Price, payable in cash, provided however that holders of First Preferred Shares shall be given the opportunity to exercise any conversion rights prior to any such redemption;

  (ii)
  at maturity, (a) mandatorily at a price per share equal to the then current FPS Redemption Price payable in cash or (b) at New Microcell's option, if the Class A Restricted Voting Shares and the Class B Non-Voting Shares continue to be listed and posted for trading on a Recognized Exchange, mandatory conversion by the issuance of a number of Class A Restricted Voting Shares or Class B Non-Voting Shares (as the case may be) equal to the FPS Redemption Price divided by the Average Common Share Price;

  (iii)
  mandatorily prior to maturity at the then current FPS Redemption Price to the extent that New Microcell has Excess Cash Flow not previously applied. See "Excess Cash Flow Sweep"; and

  (iv)
  at any time prior to maturity, in whole or in part, at the option of New Microcell upon payment of the then current FPS Redemption Price by issuing First Units listed on a Recognized Exchange.

        If the First Preferred Shares and the Second Preferred Shares are (if issued) considered "taxable preferred shares" (as such term is defined in the ITA), New Microcell will make an election under Subsection 191.2(1) of the ITA to increase its tax liability under Part V.1 of the ITA to 40%.

Intra-Class Exchange Rights

        The FPNV Shares will be exchangeable, at the option of the holders, into FPV Shares on a share-for-share basis, in the following circumstances:

  (i)
  at any time upon provision by a holder of FPNV Shares of a residency declaration to New Microcell and the transfer agent of First Preferred Shares certifying that the holder is a Canadian;

  (ii)
  upon a bid being made for the FPV Shares where no equivalent bid is made for the FPNV Shares for the purposes of allowing the FPNV Shares to tender to an exclusionary bid;

  (iii)
  automatically upon the repeal or relaxation of the Canadian Ownership and Control Provisions, but only to the extent of such repeal or relaxation and non-Canadian ownership and control of New Microcell and its subsidiaries not otherwise being restricted by law; and

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  (iv)
  as provided in section 6.2(d) of the Plan.

provided that such conversion would not contravene the Canadian Ownership and Control Provisions and, except in the case of a conversion under paragraph (iv), provided circumstances are such that at least 1% of the outstanding FPNV Shares can then be converted.

        The FPV Shares will at any time be exchangeable, at the option of the holders, into FPNV Shares on a share-for-share basis.

Conversion Features

        The First Preferred Shares shall have the following conversion features:

  (i)
  at any time, the FPV Shares and the FPNV Shares will be convertible, at the option of the holder into Class A Restricted Voting Shares and Class B Non-Voting Shares respectively on a share-for-share basis;

  (ii)
  if at any time prior to the fifth anniversary of the Effective Date, New Microcell shall complete an offering of Class A Restricted Voting Shares or Class B Non-Voting Shares for gross proceeds of not less than $150 million and at a per share price equal to or greater than 200% of the then current FPS Redemption Price and the proceeds thereof are used as provided under "Excess Cash Flow Sweep" below, the FPV Shares and the FPNV Shares which remain outstanding after the application of such proceeds will be converted, at the option of New Microcell, into Class A Restricted Voting Shares and Class B Non-Voting Shares respectively on a share-for-share basis;

  (iii)
  if at any time on or after the fifth anniversary of the Effective Date, on the 25th day (or if such day is not a trading day, then on the next following trading day) following the release by New Microcell of its quarterly or annual financial statements, as the case may be, the FPV Shares and the FPNV Shares are In-the-Money, they will be converted automatically into Class A Restricted Voting Shares and Class B Non-Voting Shares respectively on a share-for-share basis; and

  (iv)
  mandatorily convertible in the circumstance provided in sub-paragraph (ii)(b) under "First Preferred Shares — Redemption".

        Upon conversion of any FPV Shares or FPNV Shares into Class A Restricted Voting Shares or Class B Non-Voting Shares, the holders of such FPV Shares or FPNV Shares will have no right to receive any payment in cash on account of the FPS Redemption Price.

        All conversion rights provided for above are subject to a registration statement having been filed by New Microcell and having become effective under the 1933 Act or to an exemption being available under the 1933 Act in connection with the issuance of shares resulting from the exercise of such conversion right. The Company believes that an exemption under the 1933 Act is currently available for the issuance of the shares resulting from such exercise. However, if such exemption is not available, New Microcell will file, on a date not earlier than six (6) months and not later than seven (7) months after the Effective Date, a registration statement with the U.S. Securities and Exchange Commission in respect of shares to be issued upon the exercise of conversion rights attached to the First Instruments and will use reasonable commercial efforts to have such commission declare such registration statement effective.

Anti-layering provisions

        The Articles of New Microcell will provide that, so long as there remain outstanding First Instruments representing in the aggregate an initial issue price in excess of $75 million, the approval: (i) by written resolution signed by the holders of a majority of the aggregate number (or principal amount, as the case may be) of First Instruments then outstanding or (ii) by a majority of the holders of First Instruments then outstanding represented in person or by proxy at a meeting of such holders called for such purpose, will be required before New Microcell and its subsidiaries either (X) issue any shares ranking prior to or pari passu with the First Instruments or (Y) incur funded debt (other than permitted debt under the New Credit Facilities, First Notes, Second Notes, or any other pari passu facility or replacement facility for the Tranche A Exit Facility which qualifies as permitted debt up to an aggregate amount with the Tranche A Exit Facility of $75 million), as a

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result of which the aggregate consolidated funded debt thereof would be in excess of 4.0 times consolidated annual EBITDA, calculated on a pro forma basis based upon the four (4)  consecutive quarters ended as at the fiscal quarter-end immediately prior to the date of the resolution of the New Board approving such issuance or incurrence, as the case may be (subject to customary exceptions).

Foreign Ownership Restrictions

        The First Preferred Shares shall be subject to sale in a manner that will ensure compliance with the Canadian Ownership and Control Provisions for as long as same remains in effect.

(ii)
FPNV2 Shares and FPV2 Shares

        There shall be a series of non-voting and non-dividend bearing First Preferred Shares, being the FPNV2 Shares and a series of voting and non-dividend bearing First Preferred Shares, being the FPV2 Shares.

Second Preferred Shares

(i)
SPV Shares and SPNV Shares

Issue price

        SPV Shares and SPNV Shares will be issued at $15 per share with an aggregate issue price equal to the SPS Amount (rounded down to the nearest whole dollar).

Rights upon liquidation

        Holders of Second Preferred Shares shall be entitled to receive, on the winding-up, liquidation or dissolution of New Microcell and in priority to any payment or distribution in respect of shares of any other class, other than the First Preferred Shares, an amount per share equal to the SPS Redemption Price plus any declared but unpaid dividends.

Voting

        Holders of SPV Shares will be entitled to receive notice of and to attend and vote at all meetings of the shareholders of New Microcell (except meetings at which the holders of another specified class or series of shares (other than the Class A Restricted Voting Shares or Class B Non-Voting Shares, as the case may be) are entitled to vote separately as a class or series as provided in the CBCA or in the Articles of New Microcell) and each SPV Share shall confer the right to one vote (in person or by proxy) at all such meetings. Holders of SPV Shares shall also be entitled to vote together with the Class A Restricted Voting Shares and, if applicable, the Class B Non-Voting Shares on an "as converted" basis on any matter on which the Class A Restricted Voting Shares or Class B Non-Voting Shares, as the case may be, are entitled to vote. Except as otherwise provided in the CBCA or in the Articles of New Microcell, holders of SPNV Shares shall not be entitled to vote at any meetings of the shareholders of New Microcell, but shall otherwise enjoy the same rights, privileges and economic entitlements as are enjoyed by holders of the SPV Shares. The holders of SPNV Shares shall be entitled to receive notice of and to attend meetings of the holders of SPV Shares and Class A Restricted Voting Shares. Each SPNV Share shall confer the right to one vote (in person or by proxy) at any meeting at which the holders of SPNV Shares are entitled to vote and shall be entitled to vote on an "as converted basis" at any meeting at which the Class B Non-Voting Shares, as the case may be, are entitled to vote.

        The voting rights attached to the Second Preferred Shares shall in all cases be subject to the restrictions described in the section titled "Corporate Stability Provisions".

Non-Cumulative Dividend

        The holders of SPV Shares and the SPNV Shares shall be entitled to a fixed, non-cumulative preferential dividend at the rate of 9% per annum, calculated on the SPS Redemption Price (as defined herein) from time to time and payable semi-annually in arrears in cash. All dividends declared on the Second Preferred Shares shall be declared and paid at the same time, and in equal amounts, share for share, without any preference or priority

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of one series over the other, but subject to the prior declaration and payment (or setting apart for payment) of dividends on the First Preferred Shares in respect of the corresponding period.

Maturity

        The Second Preferred Shares shall be mandatorily redeemed on the tenth (10th) anniversary of the Effective Date — See "Redemption" below.

SPS Redemption Price

        For purposes hereof: (i) the redemption price of each Second Preferred Share shall initially be the issue price per share thereof; and (ii) at the beginning of each semi-annual period beginning six (6) months after the Effective Date, the SPS Redemption Price shall be increased by (1) an amount equal to the Accretion Amount; less (2) the amount of any cash dividend that has been declared and paid in respect of such semi-annual period.

        In the event of any redemption or conversion other than as at the end of a semi-annual period, there shall be added to the SPS Redemption Price an additional amount equal to: (1) the Accretion Amount, adjusted on a pro rata basis with reference to the number of days from the beginning of the then current semi-annual period to the date of such redemption or conversion; less (2) the amount of any cash dividend that has been declared and paid in respect of such period.

Redemption

        The Second Preferred Shares shall be redeemable as follows:

  (i)
  subject to the prior redemption for cash of all First Preferred Shares (except for any First Preferred Shares which have been voluntarily redeemed or converted for shares by the holder thereof), in whole or in part at any time at the option of New Microcell at the then current SPS Redemption Price, payable in cash, provided however that holders of Second Preferred Shares shall be given the opportunity to exercise any conversion rights prior to any such redemption;

  (ii)
  at maturity, (a) mandatorily at a price per share equal to the then current SPS Redemption Price payable in cash, subject to the prior redemption for cash of all First Preferred Shares (except for any First Preferred Shares which have been voluntarily redeemed or converted for shares by the holder thereof) or (b) at New Microcell's option, if the Class A Restricted Voting Shares and the Class B Non-Voting Shares continue to be listed and posted for trading on a Recognized Exchange, mandatory conversion by the issuance of a number of Class A Restricted Voting Shares or Class B Non-Voting Shares (as the case may be) equal to the SPS Redemption Price divided by the Average Common Share Price;

  (iii)
  mandatorily prior to maturity at the then current SPS Redemption Price to the extent that New Microcell has remaining excess cash flow not previously applied, subject to the prior redemption for cash of all First Preferred Shares (except for any First Preferred Shares which have been voluntarily redeemed or converted for shares by the holder thereof). See "Excess Cash Flow Sweep"; and

  (iv)
  at any time prior to maturity, in whole or in part, at the option of New Microcell upon payment of the then current SPS Redemption Price by issuing Second Units listed on a Recognized Exchange.

        If the First Preferred Shares and the Second Preferred Shares are (if issued) considered "taxable preferred shares" (as such term is defined in the ITA), New Microcell will make an election under Subsection 191.2(1) of the ITA to increase its tax liability under Part V.1 of the ITA to 40%.

Intra-Class Exchange Rights

        The SPNV Shares will be exchangeable, at the option of the holders, into SPV Shares on a share-for-share basis, in the following circumstances:

  (i)
  at any time upon provision by a holder of SPNV Shares of a residency declaration to New Microcell and the transfer agent of Second Preferred Shares certifying that the holder is a Canadian;

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  (ii)
  upon a bid being made for the SPV Shares where no equivalent bid is made for the SPNV Shares, for the purposes of allowing the SPNV Shares to tender to an exclusionary bid;

  (iii)
  automatically upon the repeal or relaxation of the Canadian Ownership and Control Provisions, but only to the extent of such repeal or relaxation and non-Canadian ownership and control of New Microcell and its subsidiaries not otherwise being restricted by law; and

  (iv)
  as provided under section 6.2(d) of the Plan.

provided that such conversion would not contravene the Canadian Ownership and Control Provisions and, except in the case of a conversion under paragraph (iv), provided circumstances are such that at least 1% of the outstanding SPNV Shares can then be converted.

        The SPV Shares will at any time be exchangeable, at the option of the holders, into SPNV Shares on a share-for-share basis.

Conversion Features

        The Second Preferred Shares shall have the following conversion features:

  (i)
  at any time, the SPV Shares and the SPNV Shares will be convertible, at the option of the holders into Class A Restricted Voting Shares and Class B Non-Voting Shares respectively on a share-for-share basis;

  (ii)
  if at any time prior to the fifth anniversary of the Effective Date, New Microcell shall complete an offering of Class A Restricted Voting Shares or Class B Non-Voting Shares for gross proceeds of not less than $150 million and at a per share price equal to or greater than 200% of the then current SPS Redemption Price and the proceeds thereof are used as provided under "Excess Cash Flow Sweep" below, the SPV Shares and the SPNV Shares which remain outstanding after the application of such proceeds will be converted, at the option of New Microcell, into Class A Restricted Voting Shares and Class B Non-Voting Shares respectively on a share-for-share basis;

  (iii)
  if at any time on or after the fifth anniversary of the Effective Date, on the 25th day (or if such is not a trading day, then on the next following trading day) following the release of New Microcell's quarterly or annual financial statements, as the case may be, the SPV Shares and the SPNV Shares are In-the-Money, they will be converted automatically into Class A Restricted Voting Shares and Class B Non-Voting Shares respectively on a share-for-share basis; and

  (iv)
  mandatorily convertible in the circumstances provided in sub-paragraph (ii)(b) under "Second Preferred Shares — Redemption".

        Upon conversion of any SPV Shares or SPNV Shares into Class A Restricted Voting Shares or Class B Non-Voting Shares, the holders of such SPV Shares or SPNV Shares will have no right to receive any payment in cash on account of the SPS Redemption Price.

        All conversion rights provided for above are subject to a registration statement having been filed by New Microcell and having become effective under the 1933 Act or to an exemption being available under the 1933 Act in connection with the issuance of shares resulting from the exercise of such conversion right. The Company believes that an exemption under the 1933 Act is currently available for the issuance of the shares resulting from such exercise. However, if such exemption is not available, New Microcell will file, on a date not earlier than six (6) months and not later than seven (7) months after the Effective Date, a registration statement with the U.S. Securities and Exchange Commission in respect of shares to be issued upon the exercise of conversion rights attached to the Second Instruments and will use reasonable commercial efforts to have such commission declare such registration statement effective.

Anti-Layering Provisions

        The Articles of New Microcell will provide that, so long as there remain outstanding Second Instruments representing in the aggregate an initial issue price in excess of $50 million, the approval: (i) by written resolution signed by the holders of a majority of the aggregate number (or principal amount, as the case may be) of Second

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Instruments then outstanding or (ii) by a majority of the holders of Second Instruments represented in person or by proxy at a meeting of such holders called for such purposes will be required before New Microcell and its subsidiaries either (X) issue any shares ranking prior to or pari passu with the Second Instruments (other than First Preferred Shares issued on the Effective Date), or (Y) incur funded debt (other than permitted debt under the New Credit Facilities, First Notes, Second Notes or any other pari passu facility or replacement for the Tranche A Exit Facility which qualifies as permitted debt up to an aggregate amount with the Tranche A Exit Facility of $75 million), as a result of which the aggregate consolidated funded debt thereof would be in excess of 4.0 times consolidated annual EBITDA, calculated on a pro forma basis based upon the four (4) consecutive quarters ended as at the fiscal quarter-end immediately prior to the date of the resolution of the New Board approving such issuance or incurrence, as the case may be (subject to customary exceptions).

Foreign Ownership Restrictions

        The Second Preferred Shares will be subject to sale in a manner that will ensure compliance with the Canadian Ownership and Control Provisions, for as long as same remains in effect.

(ii)
SPNV2 Shares and SPV2 Shares

        There shall be a series of non-voting and non-dividend bearing Second Preferred Shares, being the SPNV2 Shares and a series of voting and non-dividend bearing Second Preferred Shares, being the SPV2 Shares.

Class A Restricted Voting Shares

Voting

        Holders of Class A Restricted Voting Shares will be entitled to receive notice of and to attend and vote at all meetings of the shareholders of New Microcell (except meetings at which only the holders of another specified class or series are entitled to vote separately as a class as provided in the CBCA or in the Articles of New Microcell) and each Class A Voting Share shall confer the right to one vote (in person or by proxy) at all such meetings.

        Except as to voting and as described under the section "Governance Arrangements", the Class A Restricted Voting Shares will have equal rights to the Class B Non-Voting Shares on a share-for-share basis.

        The voting rights attaching to the Class A Restricted Voting Shares shall in all cases be subject to the restrictions described in the section titled "Corporate Stability Provisions".

Dividends

        All dividends declared on the Class A Restricted Voting Shares and the Class B Non-Voting Shares shall be declared and paid at the same time, and in equal amounts, share for share, without any preference or priority of one class over the other.

Rights upon liquidation

        Holders of Class A Restricted Voting Shares shall be entitled to receive the remaining assets of New Microcell on the winding up, liquidation or dissolution of New Microcell, pari passu with the holders of Class B Non-Voting Shares, on a per share basis.

Foreign Ownership Restrictions

        The Class A Restricted Voting Shares will be subject to sale in a manner that will ensure compliance with the Canadian Ownership and Control Provisions, for so long as same remain in effect.

Class B Non-Voting Shares

Voting

        Except as otherwise provided in the CBCA or in the Articles of New Microcell, holders of Class B Non-Voting Shares shall not be entitled to vote at any meetings of the shareholders of New Microcell, but shall

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otherwise enjoy the same rights, privileges and economic entitlements as are enjoyed by holders of the Class A Restricted Voting Shares. The holders of Class B Non-Voting Shares shall be entitled to receive notice of and to attend meetings of the holders of Class A Restricted Voting Shares. Each Class B Non-Voting Share shall confer the right to one vote (in person or by proxy) at any meeting at which the holders of Class B Non-Voting Shares are entitled to vote.

        The voting rights attaching to the Class B Non-Voting Shares shall in all cases be subject to the restrictions described in the section titled "Corporate Stability Provisions".

Dividends

        All dividends declared on the Class A Restricted Voting Shares and the Class B Non-Voting Shares shall be declared and paid at the same time, and in equal amounts, share for share, without any preference or priority of one class over the other.

Rights upon liquidation

        Holders of Class B Non-Voting Shares shall be entitled to receive the remaining assets of New Microcell on the winding up, liquidation or dissolution of New Microcell, pari passu with the holders of Class A Restricted Voting Shares, on a per share basis.

Exchange Right

        The Class B Non-Voting Shares will be exchangeable, at the option of the holders, into Class A Restricted Voting Shares on a share-for-share basis, in the following circumstances:

  (i)
  any time upon provision by a holder of Class B Non-Voting Shares of a residency declaration to New Microcell and the transfer agent of the Class A Restricted Voting Shares certifying that the holder is a Canadian;

  (ii)
  upon a bid being made for the Class A Restricted Voting Shares where no equivalent bid is made for the Class B Non-Voting Shares, for the purposes of allowing the Class B Non-Voting Shares to tender to an exclusionary bid; and

  (iii)
  automatically upon the repeal or relaxation of the Canadian Ownership and Control Provisions, but only to the extent of such repeal or relaxation and non-Canadian ownership and control of New Microcell and its subsidiaries not otherwise being restricted by law;

provided that such conversion would not contravene the Canadian Ownership and Control Provisions and circumstances are such that at least 1% of the outstanding Class B Non-Voting Shares can then be converted.

Corporate Stability Provisions

        The Articles of New Microcell will provide that, starting on the Effective Date and for a period of two (2) years thereafter (except if varied or waived by a special resolution of holders of all voting and non-voting shares (and all First Notes and Second Notes voting on an "as converted basis"), voting as a single class, of New Microcell adopted by a 66 2/3% majority thereof represented and voting in person or by proxy at a meeting called for such purpose and, for greater certainty, at which the voting limitations provided for herein shall be applicable), no person, acting alone or acting jointly or in concert with any other person with respect to the acquisition, disposition or voting of securities of New Microcell, shall be permitted to exercise at any meeting of holders of securities, voting rights representing in excess of 20% of the aggregate voting rights attached to the issued and outstanding voting and (where applicable) non-voting securities (and all First Notes and Second Notes voting on an "as converted basis") present or represented and voting at such meeting (subject to grand-fathering provisions in respect of holdings of securities of of any Affected Creditor received in respect of indebtedness of a Filing Entity to it as of December 9, 2002 and subject in all cases to the Canadian Ownership and Control Provisions); provided that such restriction shall not apply to any person that makes an offer to acquire all the First Instruments, Second Instruments, Class A Restricted Voting Shares and Class B Non-Voting

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Shares and acquires such number of New Instruments so as to hold thereafter at least 66 2/3% of the equity securities of New Microcell on a fully-diluted basis.

Excess Cash Flow Sweep

        The New Instruments and New Credit Facilities will contain provisions requiring that the aggregate of (i) the net sale proceeds of Material Assets Sales and (ii) 75% of the amount calculated each fiscal year equal to Excess Cash Flow and (iii) 75% of the amount of net proceeds from equity offerings (including proceeds from the exercise of Warrants), with each payment hereunder on account of Material Assets Sales and net proceeds from equity offerings to be made within five (5) days following receipt of the proceeds thereof, and each payment hereunder on account of Excess Cash Flow to be made on March 31st of each year, commencing on March 31, 2004, with respect to the Excess Cash Flow (if any) for the previous fiscal year.

        Subject to the maintenance of a minimum cash balance of $45 million as at each year-end (prior to New Microcell's 25% share of such year's Excess Cash Flow), such amounts are to be applied in the orders of priority set forth below.

        If First Preferred Shares and Second Preferred Shares are initially issued under the Plan:

  (i)
  repayment of the Tranche B Debt, up to 25% of the principal amount thereof;

  (ii)
  payment of interest on Tranche C Notes;

  (iii)
  payment of dividends on the First Preferred Shares;

  (iv)
  until the fifth anniversary of the Effective Date, on a pro rata basis, repayment of principal amount of Tranche C Notes, up to 25% of the principal amount thereof, and redemption of up to 75% of the number of First Preferred Shares originally issued, unless a redemption of a portion greater than 75% of First Preferred Shares is required to comply with requirements of the ITA relating to Distress Preferred Shares;

  (v)
  payment of dividends on the Second Preferred Shares;

  (vi)
  until the fifth anniversary of the Effective Date, redemption of up to 75% of the number of Second Preferred Shares originally issued, unless a redemption of a portion greater than 75% of Second Preferred Shares is required to comply requirements of the ITA relating to Distress Preferred Shares;

  (vii)
  after the fifth anniversary of the Effective Date, on a pro rata basis, repayment of remaining principal amount of Tranche C Notes and redemption of First Preferred Shares originally issued; and

  (viii)
  after the fifth anniversary of the Effective Date, redemption of Second Preferred Shares.

Board of Directors

        Holders of First Voting Instruments shall have the right, voting as a class, to elect seven (7) members of the New Board; as redemptions or conversions of First Instruments will occur over time, the number of directors nominated and elected to the New Board by holders of First Voting Instruments will be reduced according to the number of First Instruments outstanding relative to the aggregate number originally issued, as follows:

% FIRST INSTRUMENTS REMAINING OUTSTANDING	NO. OF DIRECTORS
70% or more	7
50% to 69.99%	6
30% to 49.99%	3
10% to 29.99%	2
Less than 10%	0

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        If holders of the First Instruments lose the entitlement to nominate and elect one or more director(s) of the New Board in accordance with the foregoing, holders of the Class A Restricted Voting Shares shall correspondingly acquire the entitlement to elect additional director(s) such that the number of directors shall always equal eleven (11) (until changed in accordance with the CBCA).

        The Articles of New Microcell will provide that the New Board will have staggered terms of office for directors, with six (6) of the seven (7) appointees of the Secured Creditors having an initial term of office of two (2) years and the balance of the directors having an initial term of office of three (3) years. At the end of the respective initial terms of office, elections of directors shall be for terms of two (2) years each.

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SCHEDULE "B"

SUMMARY OF NEW RIGHTS PLAN

        In this Schedule "B", all capitalized terms shall have the meaning ascribed to them in the Plan or in Schedule "A", unless otherwise defined below:

"Acquiring Person" means a Person making an unsolicited take-over bid for New Microcell.

"Competing Bid" means a Permitted Bid competing with a previously made Permitted Bid.

"Permitted Bid" means a take-over bid which qualifies as a "permitted bid" under the provisions of the New Rights Plan.

"Rights" means the rights issued pursuant to the New Rights Plan.

"Separation Time" means the close of business on the tenth (10th) trading day after the earlier of (i) the Stock Acquisition Date, (ii) the date of the commencement of, or first public announcement of, the intent of any person to commence a take-over bid (other than a Permitted Bid), and (iii) the date on which a Permitted Bid or Competing Bid ceases to qualify as such, or (iv) such later date as may be determined by the New Board.

"Stock Acquisition Date" means the first date of public announcement by New Microcell or an Acquiring Person of the fact that a Person has become an Acquiring Person.

General

        The Plan includes the adoption of the New Rights Plan. If the Plan is approved, no further approval or ratification by shareholders will be sought or required in connection with the New Rights Plan.

        The objective of the New Rights Plan will be to ensure, to the extent possible, that all shareholders of New Microcell will be treated equally and fairly in connection with any take-over offer for New Microcell.

        The New Rights Plan will be designed to prevent the use of coercive and/or abusive takeover techniques and to encourage any potential acquiror to negotiate directly with the New Board for the benefit of all shareholders of New Microcell. In addition, the New Rights Plan is intended to provide increased assurance that a potential acquiror would pay an appropriate control premium in connection with any acquisition of New Microcell.

        The New Rights Plan will utilize the mechanism of Permitted Bid (as described below) to attempt to ensure that a person seeking to acquire beneficial ownership of 10% or more of the New Instruments (treated for such purposes as though they were a single class and on a fully diluted basis assuming conversion of all First Instruments and Second Instruments but without giving effect to options granted under the New Stock Option Plan, equity issuances under the Stock Purchase Plan and exercise of the Warrants), gives shareholders and the New Board sufficient time to evaluate the transaction, negotiate with the proposed acquiror, encourage competing bids to emerge, and ensure that all alternatives to the transaction designed to maximize shareholder value have been considered.

        The purpose of the New Rights Plan will be to provide the New Board with time to review any unsolicited take-over bid that may be made and to take action, if appropriate, to enhance shareholder value. The New Rights Plan will attempt to protect shareholders by requiring all potential bidders to comply with the conditions specified in the Permitted Bid provisions, failing which such bidders are subject to the dilutive features of the New Rights Plan. By creating the potential for substantial dilution of a bidder's position, the New Rights Plan will encourage an offeror to proceed by way of a Permitted Bid or to approach the Board with a view to a negotiation.

Operation of the Rights Plan

        Pursuant to the New Rights Plan, one Right will be issued in respect of each New Instrument outstanding as of the Effective Date, immediately following the implementation of the Plan. In addition, one Right will be issued for each additional New Instrument issued thereafter and prior to the earlier of the Separation Time and the time at which the right to exercise Rights terminates under the New Rights Plan. Each Right initially entitles

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the registered holder thereof to purchase from New Microcell one Class A Restricted Voting Share or one Class B Non-Voting Share, as the case may be, at a price of $100, subject to certain anti-dilution adjustments. The Rights are not exercisable until the Separation Time.

Trading and Exercise of Rights

        Until the Separation Time, the Rights trade together with the New Instruments and are represented by the New Instrument certificates or Rights certificates. After the Separation Time, the Rights are exercisable, and are transferable separately from the New Instruments.

Flip-In Event

        The acquisition by an Acquiring Person, including others acting jointly or in concert, of beneficial ownership of 10% of the New Instruments (treated for such purposes as though they were a single class and on a fully diluted basis assuming conversion of all First Instruments and Second Instruments but without giving effect to options granted under the New Stock Option Plan and equity issuances under the Stock Purchase Plan and exercise of the Warrants), other than by way of a Permitted Bid is referred to as a "Flip-In Event". Any Rights beneficially owned by an Acquiring Person upon the occurrence of any Flip-In Event will be void, as will any Rights beneficially owned by associates, affiliates or Persons acting jointly or in concert with an Acquiring Person, and transferees thereof. After the occurrence of a Flip-In Event, each Right (other than those that are void) will permit the holder to purchase from New Microcell Class A Restricted Voting Shares or Class B Non-Voting Shares, as the case may be, with a total market value on the date of occurrence of the Flip-In Event equal to twice the exercise price for an amount in cash equal to the exercise price.

Permitted Bid Requirements

        The requirements of a Permitted Bid include the following:

  (a)
  the take-over bid must be made by way of a take-over bid circular;

  (b)
  the take-over bid must be made to all registered holders of all outstanding New Instruments (other than New Instruments held by the offeror (as defined in the New Rights Plan) or any associate or affiliate of the offeror);

  (c)
  the take-over bid must contain, and the take-up and payment for securities tendered or deposited thereunder is subject to, irrevocable and unqualified conditions that (i) no New Instruments shall be taken up or paid for pursuant to the take-over bid prior to the close of business on the date which is not less than 60 days following the date of the take-over bid and (ii) no New Instruments shall be taken up or paid for pursuant to the take-over bid unless, at the date referred to in (i) above, more than 50% of the aggregate outstanding New Instruments held by "independent shareholders" (as defined in the New Rights Plan) shall have been deposited or tendered pursuant to the take-over bid and not withdrawn;

  (d)
  the take-over bid must contain an irrevocable and unqualified provision that, unless the take-over bid is withdrawn, New Instruments may be deposited pursuant to such take-over bid at any time prior to the close of business on the date of first take-up or payment for New Instruments and that any New Instruments deposited pursuant to the take-over bid may be withdrawn until taken up and paid for; and

  (e)
  the take-over bid must contain an irrevocable and unqualified provision that if, on the date on which New Instruments may be taken up or paid for, more than 50% of the aggregate outstanding New Instruments held by "independent shareholders" shall have been deposited or tendered pursuant to the take-over bid and not withdrawn, the Offeror will make a public announcement of that fact and the take-over bid will remain open for deposits and tenders of New Instruments for not less than 10 business days from the date of such public announcement.

        The usual provisions regarding "permitted lock-up agreements" will be included in the New Rights Plan.

B-B-2

        The New Rights Plan will allow a Competing Bid to be made while a Permitted Bid is in existence. A Competing Bid must satisfy all the requirements of a Permitted Bid.

Waiver and Redemption

        The New Board may, prior to a Flip-In Event, waive the dilutive effects of the New Rights Plan in respect of a particular Flip-In Event in respect of a take-over bid to all holders of New Instruments provided that, if waived or deemed to have been waived in respect of any take-over bid made to all holders, it shall thereafter be deemed to have been waived in respect of any other take-over bid made to all holders of New Instruments prior to the expiry of the former take-over bid. At any time prior to the occurrence of a Flip-In Event, the New Board may, with the approval of holders of New Instruments or Rights, redeem all, but not less than all, of the outstanding Rights at a price of $0.00001 each.

B-B-3

SCHEDULE "C"

SUMMARY OF NEW STOCK OPTION PLAN

        In this Schedule "C", all capitalized terms shall have the meaning ascribed to them in the Plan and Schedule "A" thereto.

        If the Plan is approved, the Existing Stock Option Plan, and all outstanding options issued pursuant thereto, will be cancelled and the New Stock Option Plan will be implemented. No further approval or ratification by shareholders will be sought or required in connection therewith.

        The purpose of the New Stock Option Plan is to provide an opportunity, through options, for the officers and employees of New Microcell and its subsidiaries to purchase Class A Restricted Voting Shares (in the case of a Canadian) or Class B Non-Voting Shares (in the case of a non-Canadian) upon exercise of options granted pursuant to the New Stock Option Plan and thereby participate in the future growth and development of New Microcell.

        The New Board, or if the New Board so resolves, a committee thereof, will administer the New Stock Option Plan including the allocation of options thereunder.

        Under the New Stock Option Plan, New Microcell will reserve for issuance Class A Restricted Voting Shares and Class B Non-Voting Shares, representing, together with such shares reserved for issuance in connection with the Stock Purchase Plan, in the aggregate 10% of the aggregate number of Class A Restricted Voting Shares and Class B Non-Voting Shares to be outstanding immediately after implementation of the Plan (assuming conversion of all First Preferred Shares and Second Preferred Shares). Options granted under the New Stock Option Plan will have the terms and conditions, including exercise prices, vesting and expiration, as will be established by the New Board, from time to time, provided that the pricing of options will be in accordance with the requirements of a Recognized Exchange and will not be less than the market prices for the Class A Restricted Voting Shares and Class B Non-Voting Shares at the time of the grant of options.

B-C-1

SCHEDULE "D"

SUMMARY OF STOCK PURCHASE PLAN

        In this Schedule "D", all capitalized terms shall have the meaning ascribed to them in the Plan and Schedule "A" thereto.

        If the Plan is approved, the Stock Purchase Plan will be assumed by New Microcell.

        The purpose of the Stock Purchase Plan is to advance the interest of New Microcell by providing for issuances to permanent full-time employees, permanent part-time employees, including an officer, and other employees of New Microcell and its subsidiaries, as determined by the New Board (or, if the New Board so resolves, a committee thereof), of Class A Restricted Voting Shares (in the case of a Canadian) or Class B Non-Voting Shares (in the case of a non-Canadian) on a specified basis with such employees' purchases of Class A Restricted Voting Shares or Class B Non-Voting Shares, as the case may be, and thereby develop employees' awareness of, and responsibility for New Microcell's financial results, enhance the employees' involvement and entrepreneurship and encourage employees to think and act like shareholders.

        The New Board, or if the New Board so resolves, a committee thereof, will administer the Stock Purchase Plan including the allocation of shares thereunder.

        Under the Stock Purchase Plan, New Microcell may reserve for issuance up to 250,000 Class A Restricted Voting Shares and Class B Non-Voting Shares in the aggregate.

B-D-1

SCHEDULE "E"

FORM OF RESIDENCY DECLARATION

TO:	Microcell Telecommunications Inc. ("Microcell")
AND:	The Monitor
1.	In connection with the plan of reorganization and of compromise and arrangement of Microcell and certain of its subsidiaries pursuant to the Companies Creditors' Arrangement Act (Canada) and the Canada Business Corporation Act (the "Plan") the undersigned, being the person in whose name shares in the capital of the corporation ("New Microcell") to be created to act as successor to the business and affairs of Microcell further to the implementation of the Plan (the "Shares") are to be registered upon giving effect to the Plan, hereby DECLARES and REPRESENTS that the ultimate beneficial owner of the Shares is:
☐ the undersigned, OR
☐ if other than the undersigned,

(Name and Address)
2.	The beneficial owner of the Shares is a Canadian (as defined herein):
☐ Yes ☐ No
For purposes of this residency declaration "Canadian" means:
	(a)	a citizen within the meaning of subsection 2(1) of the Citizenship Act (Canada) who is ordinarily resident in Canada;
(b)
a permanent resident within the meaning of subsection 2(1) of the Immigration Act (Canada) who is ordinarily resident in Canada, and has been ordinarily resident in Canada for not more than one year after the date on which that person first became eligible to apply for Canadian citizenship;
	(c)	a Canadian government, whether federal, provincial or local, or an agency thereof;
(d)
a corporation without share capital, where a majority of its directors or officers, as the case may be, are appointed or designated, either by their personal names or by their names of offices, by one or more of:
(i) a federal or provincial statute or regulations made under a federal or provincial statute;
(ii) the Governor in Council or the lieutenant governor in Council of a province; or
(iii) a minister of the Crown in right of Canada or of a province;
(e)
a corporation in which those of its shareholders who are Canadians beneficially own, and control, in the aggregate and otherwise than by way of security only, not less than 66 2/3 per cent of the issued and outstanding voting shares of such corporation, and which is not otherwise controlled by non-Canadians;
(f)
a mutual insurance company the head office and principal place of business of which are in Canada, and not less than 80 per cent of the board and of each committee of its directors of which are individual Canadians;
	(g)	a trust in which Canadians have not less than 66 2/3 per cent of the beneficial interest, and of which a majority of the trustees are Canadians;

B-E-1

(h)
a pension fund society the majority of whose members of its board of directors are individual Canadians, and that is established under An Act to Incorporate the Pension Fund Society of the Dominion Bank, S.C. 1887, c 55, S.C. 1956, c. 66, An Act to Incorporate the Pension Fund Society of the Bank of Montreal, S.C. 1885, c. 13, the Pension Fund Society Act or any provincial legislation relating to the establishment of pension fund societies; or
(i)	a partnership in which each of the partners is a Canadian within the meaning of paragraphs (a) to (h) above.

DATED the	day of	2003
(Name)
(Address)
(Signature)

INSTRUCTIONS

1.	This declaration is to be completed by the person (or duly authorized signatory thereof) in whose name shares in the capital of New Microcell are to registered.
2.	Please return completed declaration to Ernst & Young Inc., the Monitor.

B-E-2

SCHEDULE "F"

SUMMARY OF TRANCHE "A" EXIT FACILITY

Borrower:	Amalco
Guarantor:	New Microcell and all subsidiaries of New Microcell, other than Amalco
Lender(s):	To be determined
Size:	An amount to be determined of not less than $25 million and not more than $75 million, with additional borrowing conditions above $50 million
Maturity:	Market based
Type:	Market based, but to include hedging capability for the US dollar series of Tranche B Debt
Interest rate:	Market based
Collateral:	First lien on all assets post-Plan, subject to customary exceptions
Covenants, conditions, representations and warranties:
Customary provisions, to be initially determined on a mutually acceptable basis among Microcell, Connexions, Solutions, Tranche A lenders, Secured Lenders holding 66 2/3% or more of the Secured Debt and legal counsel to the AHB Committee.

B-F-1

SCHEDULE "G"

SUMMARY OF TRANCHE "B" DEBT

Borrower:	Amalco
Guarantor:	New Microcell and all subsidiaries of New Microcell, other than Amalco
Lender(s):	Secured Creditors
Size:	Cdn$ Series: $100 million US$ Series: Principal amount equivalent to $200 million Mechanism for election in respect of participation in Cdn$ and US$ Series to be determined
Maturity:	December 31, 2008 Callable at par any time in whole or in part by Amalco
Interest rate:	50 bps above Tranche A Exit Facility
Scheduled amortization and mandatory prepayments:	SCHEDULED 2003 — Cdn$2.5 million (or equivalent thereof in US dollars) per quarter (beginning Q2)
2004 — Cdn$2.5 million (or equivalent thereof in US dollars) per quarter
2005 — Cdn$2.5 million (or equivalent thereof in US dollars) per quarter
2006 — Cdn$3.75 million (or equivalent thereof in US dollars) per quarter
2007 and 2008 Q1 — Cdn$3.75 million (or equivalent thereof in US dollars) per quarter
2008 (Q2 and Q3) — Cdn$10.0 million (or equivalent thereof in US dollars) per quarter,
2008 — Balance at maturity
MANDATORY

Excess cash flow to be used for mandatory prepayments to be applied against amortization schedule in order of maturity (up to the next following two quarterly installments) annually and thereafter pro rata against all maturities.
AGGREGATE CAP

Subject to maximum amortisation and prepayments of 25% (except as to major sales of assets) in the aggregate during the first five years (to the extent required, taking foreign exchange fluctuations into account).
Collateral:	Second lien on all assets post-Plan, subject to customary exceptions.
Hedging:
Amalco in its discretion to consider entering into hedging instruments in connection with all or part of the US dollar series of Tranche B Debt, and, if so entered into, to be effected in conjunction with or pursuant to Tranche A Exit Facility.
Initial rating:	New Microcell to determine whether an initial private letter rating may be obtained in connection with Tranche B Debt.
Covenants, representations and warranties:	Customary provisions, to be determined based on Tranche A Exit Facility with appropriate cushions, including gross up language for changes of law or withholding tax requirements.

B-G-1

SCHEDULE "H"

SUMMARY OF TRANCHE "C" NOTES

Issuer:	Amalco
Guarantor:	New Microcell and all subsidiaries of New Microcell, other than Amalco
Holder(s):	Any existing Secured Creditor having opted therefor, subject to prorated reduction in accordance with the maximum set out below.
Size:	$50 million
Maturity:	10 years
Callable at par at any time in whole or in part by Amalco
Interest:	8%, paid semi-annually at Amalco's discretion:

(i)
in cash; or $_$_DATA_CELL,10,1,1

$_$_DATA_CELL,10,2,1

(ii)
accruing and compounding such interest semi-annually until paid. $_$_DATA_CELL,11,1,1

Mandatory prepayments: $_$_DATA_CELL,11,2,1 Amount remaining of any excess cash flow from operations and asset sales not previously applied (subject to customary exceptions), determined on an annual basis, to be applied first to pay accrued but unpaid interest and any balance to mandatory prepayments of principal, subject to maximum of 25% of principal amount in the aggregate (except as to major sales of assets) during the first five years. $_$_DATA_CELL,12,1,1

Collateral: $_$_DATA_CELL,12,2,1 Third lien on all assets post-Plan, subject to customary exceptions. $_$_DATA_CELL,13,1,1

Covenants, representations and warranties: $_$_DATA_CELL,13,2,1 Customary provisions for high yield notes, to be determined, including gross up language for changes of law or withholding tax requirements and put upon occurrence of certain change of control circumstances. $_$_DATA_CELL,14,1,1

B-H-1

SCHEDULE "I"

TRANCHE C NOTES ELECTION NOTICE

TO:	ERNST & YOUNG INC. 1 PLACE VILLE-MARIE SUITE 2400 MONTREAL (QUEBEC) H3B 3M9 (the "Monitor")

Reference is made to the Plan of Reorganization and of Compromise and Arrangement (the "Plan") filed by Microcell Telecommunications Inc., Microcell Connexions Inc., Microcell Solutions Inc., Microcell Labs Inc., Microcell Capital II Inc., Inukshuk Internet Inc., Masq Inc. and Microcell i5 Inc. with the Superior Court of the Province of Quebec in the judicial district of Montreal on or about February 19, 2003.

All capitalized terms used herein have the meaning ascribed thereto in the Plan unless otherwise defined.

The undersigned hereby elects to receive Tranche C Notes in a principal amount of $                                         ($                                        ) (the "Tranche C Notes Elected Amount").

The undersigned hereby acknowledges that in no event shall the amount of the Tranche C Notes Elected Amount exceed the amount of the undersigned's Distribution Claim minus the amount of Tranche B Debt allocated to the undersigned under the Plan. The undersigned further acknowledges that should the maximum amount of the Tranche C Notes to insufficient to satisfy the requirements of all Tranche C Electing Secured Creditors under the Plan, the Tranche C Notes Elected Amount in this notice shall be reduced to reflect the allocation of the Tranche C Notes pro rata among all Tranche C Electing Secured Creditors on the basis of their respective Distribution Claim.

B-I-1

APPENDIX C

CANADA PROVINCE OF QUEBEC DISTRICT OF MONTREAL NO.: 500-11-019761-086	S U P E R I O R C O U R T COMMERCIAL DIVISION MONTREAL, JANUARY 3RD, 2003 PRESENT: HONOURABLE JUSTICE DANIEL H. TINGLEY, JSC
In the matter of the Companies' Creditors Arrangement Act, R.S.C. 1985, c. C-36 and in the matter of the plan of compromise or arrangement of;
and
In the matter of the reorganization under Section 191 of the Canada Business Corporations Act, R.S.C. 1985, c. C-44 as amended, of:
Microcell Telecommunications Inc.,
Microcell Connexions Inc.,
Microcell Solutions Inc.,
Microcell Capital II Inc.,
Microcell i5 Inc.,
Microcell Labs Inc.,
Inukshuk Internet Inc.,

legal persons duly constituted under the Canada Business Corporations Act, having their head offices and/or chief places of business at 1250 René-Lévesque Blvd. West, in the city and district of Montreal, Province of Québec, H3B 4W8
Petitioners
and
Ernst & Young Inc.
legal person duly constituted having a place of business at 1 Place Ville-Marie, Suite 2400, Montreal, Province of Québec, H3B 3M9
Monitor

INITIAL ORDER

FOR THE REASONS SET FORTH VERBALLY DURING THE HEARING OF THE PETITION, THE COURT:

1.
GRANTS the Petition for the issuance of an initial order (the "Order") under the Companies' Creditors Arrangement Act, R.S.C. 1985, c. C-36 ("CCAA") and Section 191 of the Canada Business Corporations Act, R.S.C.1985, c. C-44 ("CBCA") (hereinafter the "Petition");

2.
GRANTS the remedies sought in the Petition;

DEFINITIONS

3.
DECLARES that the following definitions apply to the Order:

  "Affected Unsecured Creditors" mean the holders of Senior Discount Notes due 2006, Senior Discount Notes due 2007, Senior Discount Notes due 2009 of Microcell Telecommunications and certain other creditors other than the Secured Creditors;

  "AHB Committee" means the ad hoc committee of holders of Senior Discount Notes due 2006, Senior Discount Notes 2007 and Senior Discount Notes due 2009 of Microcell Telecommunications;

  "AHB Committee Advisors" mean Goodmans LLP and Jefferies & Company, Inc.;

  "Existing Credit Agreement" means the credit agreement dated June 25, 1998, as amended and restated as of May 7, 1999, and as further amended from time to time, among Connexions, Solutions, Microcell Telecommunications, the various lenders party thereto and J.P. Morgan Bank Canada;

  "Hedge Counterparties" mean ABN AMRO Bank N.V. and Canadian Imperial Bank of Commerce as party to secured hedging agreements entered into with one or more of Petitioners pursuant to master agreements dated November 30, 1998 and June 25, 1998;

  "Lenders" mean the various lenders party to the Existing Credit Agreement;

  "Secured Creditors" means the Lenders and the Hedge Counterparties;

SERVICE

4.
EXEMPTS Petitioners Microcell Telecommunications Inc. ("Microcell Telecommunications"), Microcell Connexions Inc. ("Connexions"), Microcell Solutions Inc. ("Solutions"), Microcell Capital II Inc., Microcell i5 Inc., Microcell Labs Inc. and Inukshuk Internet Inc. (collectively the "Petitioners" and, depending on the context, may also mean any of the Petitioners or any combination thereof) from having to serve the Petition and from any notice or delay of presentation;

APPLICATION OF CCAA

5.
ORDERS AND DECLARES that each of Petitioners is a company to which the CCAA applies;

PLAN

6.
AUTHORIZES Petitioners to file with the Court and submit to their creditors, on or before January 21, 2003, a joint plan of reorganization and of compromise or arrangement between, inter alia, Petitioners and one or more classes of their creditors as they may deem appropriate (the "Plan");

MONITOR

7.
ORDERS that until further order of this Court, Ernst & Young Inc. (the "Monitor"), through its administrator Pierre Laporte, shall be and is hereby appointed to monitor the business and affairs of Petitioners with the prescribed powers and obligations under the CCAA, and that Petitioners and their shareholders, officers, directors, employees, servants, agents and representatives shall cooperate fully with the Monitor in the exercise of its powers and, without limiting the generality of the foregoing, shall provide the Monitor with full and complete access to Petitioners' books, records, assets and premises and to Petitioners' management, employees and advisors as the Monitor requires to exercise its powers and perform its obligations under this Order and the CCAA;

8.
ORDERS that the Monitor, in addition to the duties and functions provided for by the CCAA, is appointed with the following powers and/or duties:

(a)
Assist Petitioners in their restructuring and reorganization, and in any amendments to and the implementation of the Plan;

(b)
Assist Petitioners in the shutdown, disposal, distribution and/or sale of any of the business or the Petitioners' Property (as defined hereinbelow);

(c)
Assist Petitioners with the holding and administering of any meetings for voting on the Plan and act as chair at any such meetings;

(d)
Inquire into and report to the creditors of the Petitioners, at or prior to any meetings to consider the Plan, upon the financial condition and prospects of the Petitioners;

  (e)
  Report to this Court as the Monitor deems appropriate or as this Court directs, in respect of the Plan, the business of Petitioners or in respect of such other matters as may be relevant to the proceedings herein;

  (f)
  Monitor the cash flow of the Petitioners and monitor the maintenance by the Petitioners of the minimum credit balances referred to in paragraph 37 and the free cash flow (defined as EBITDA minus capital expenditures) and capital expenditure limitations as provided in paragraph 39(a), and report thereon to the Secured Creditors and the AHB Committee Advisors;

  (g)
  Otherwise report or provide information to the Secured Creditors and the AHB Committee Advisors, or review and comment on the financial information delivered by the Petitioners to the Secured Creditors as they or their financial advisors may from time to time request, with a copy of any written reports to be provided to the Petitioners and the AHB Committee Advisors;

  (h)
  Hire and retain the services of legal counsel and, with the prior consent of the Secured Creditors, other agents or advisors, including entities affiliated with Ernst & Young Inc.;

  (i)
  Prepare notices of meetings, proxy forms and proof of claims forms;

  (j)
  Certify as a true copy any copy of this Order and any modification or renewal of same, or any further order;

  (k)
  Send notices of stays of proceedings, with respect to any proceedings, whether judicial, administrative or otherwise whether in the Province of Québec, in Canada or abroad;

  (l)
  Act as foreign representative in any U.S. proceedings ancillary to the proceedings herein;

  (m)
  Seek the protection or recognition of any applicable laws or of any competent judicial, regulatory or administrative body outside of Canada in support of any order to be rendered by this Court in connection with the Petition or the Plan;

  (n)
  Seek further orders of this Court when necessary for the benefit of Petitioners' restructuring, reorganization and arrangement;

  (o)
  Perform such other duties as are required by this Order or by this Court from time to time.

9.
ORDERS that the Monitor shall provide the Secured Creditors and the AHB Committee with, and is authorized but not obligated to provide all other interested parties, including but not limited to the creditors, with its report on the Plan;

10.
ORDERS that the Monitor is not empowered to take possession of any of Petitioners' Property (as defined hereinbelow) or to manage any of Petitioners' businesses or affairs and shall not, by fulfilling its obligations hereunder, be deemed to have taken or maintained possession or control of the Property, or any part thereof, and shall not occupy any premises except in such circumstances as the Monitor deems necessary;

11.
ORDERS that the Monitor shall not, for any purpose whatsoever, be held to be an employer, successor employer, sponsor, or payor with respect to Petitioners under any collective agreement or other contract between Petitioners and any of their present or former employees, or within the meaning of any legislation governing employment or labour standards or pensions or benefits or within the meaning of any other statute, regulation or rule of law or equity and further, that the Monitor shall not, for any purpose whatsoever, be held to be an owner or in possession, control or management of the Property (as defined hereinbelow) or of the business and affairs of Petitioners whether pursuant to any legislation enacted for the protection of the environment, for the transportation of hazardous goods, for health and safety, or pursuant to any other statute or regulation of any federal, provincial or other jurisdiction or under any rule of law or equity;

12.
ORDERS that:

(a)
Where the Monitor acts in good faith and takes reasonable care in preparing any report required by this Order, the Monitor shall not be liable for loss or damage to any Person (as defined hereinbelow) resulting from that Person's reliance on any report;

  (b)
  The Monitor shall not be liable for any other act or omission as a result of its appointment or the fulfilment of this Order, save and except for gross negligence or wilful misconduct on its part, nor for any debt incurred by Petitioners whether before or after the date of this Order; and provided further that the liability of the Monitor shall not exceed the quantum of the fees and disbursements paid to or incurred by him in connection with these CCAA proceedings;

  (c)
  No action, petition or other proceeding shall be taken, made or continued against the Monitor without leave of this Court first being obtained;

  (d)
  The Monitor's related entities, including Ernst & Young LLP, shall be entitled to the same protections of this paragraph, mutatis mutandis.

MEETING OF CREDITORS

13.
ORDERS that Petitioners are hereby authorized to call and hold meeting(s) of creditors for the purpose of considering the Plan, and if deemed advisable, approving it with or without variation (hereinafter the "Meeting");

14.
ORDERS that the Meeting(s) shall be held at such time and place in the City of Montreal as set out in the notice of Meeting(s) to be sent by the Monitor;

15.
ORDERS that the Monitor shall send, by regular mail, to all of the known creditors of Petitioners that the Petitioners intend to compromise as part of the Plan (hereinafter the "Creditors"), a copy of the Plan, with a notice of Meeting(s) advising the Creditors of the time and place of the Meeting(s), of the filing by the Monitor of a report on the state of Petitioners' business and financial affairs and advising the Creditors of the date (if known) of the sanction hearing, a blank proof of claim, a proxy form, an information circular and any other documents that may be required for the implementation of any of the restructuring and reorganization transactions described in the Plan, the whole at least seven (7) days prior to the Meeting(s);

16.
ORDERS that the Monitor shall prepare and file with this Court at least seven (7) days before the Meeting(s) a report on the state of Petitioners' business and financial affairs and a copy of an information circular;

17.
ORDERS that notice of Meeting(s) shall be published in one edition of each of La Presse, The Gazette and The Globe and Mail at least five (5) days before the Meeting(s);

18.
ORDERS that the Monitor shall preside over the Meeting(s) and decide any question or dispute arising there, subject to the right of any creditor to appeal to this Court within three (3) business days of the Monitor's decision;

19.
ORDERS that the Monitor shall obtain at the Meeting(s) the vote of the creditors of Petitioners and shall, if not already done, accept or reject any proof of claim for the purpose of voting, subject to the right of any creditor to appeal to this Court within three (3) business days of the Monitor's decision. The fact that a proof of claim is not disputed for voting purposes will not preclude the Monitor from doing so for distribution purposes;

20.
ORDERS that should a creditor not file its proof of claim at or prior to the Meeting(s), such creditor may not vote on the Plan;

21.
ORDERS that the Monitor shall be entitled to adjourn any Meeting(s) at the Meeting and shall not be required to deliver any notice of adjournment;

TREATMENT OF CLAIMS

22.
ORDERS that the Monitor is authorized to:

(a)
Receive any proof of claim submitted by any of the creditors of Petitioners;

(b)
Administer and adjudicate, in collaboration with Petitioners, any proof of claim submitted by any of the creditors of Petitioners or any alleged creditors of Petitioners;

  (c)
  Dismiss for distribution purposes any proof of claim filed by any creditor or alleged creditor of Petitioners, under reserve of the right of that creditor to appeal to this Court within twenty (20) days of notice of such disallowance, each creditor having the burden of establishing his claim;

  (d)
  Following the Meeting(s) of Creditors, send to any Creditor a notice seeking the filing of a proof of claim, in addition to a publication in La Presse, The Gazette and the Globe and Mail of a notice to creditors informing them of the time limit for the filing of a proof of claim after which time any creditor of Petitioners will be barred from doing so and Petitioners being discharged of any such claim (the "Claims Bar Date").

STAY OF PROCEEDINGS

23.
ORDERS that until and including thirty (30) days from this Order, or such other date as may be ordered by this Court (the "Stay Termination Date"), protection is granted under the terms of subsection 11(3) of the CCAA, including, but without limiting the generality of the foregoing:

(a)
That a stay be ordered of all proceedings taken or that might be taken against Petitioners under the BIA, the Winding-up and Restructuring Act, or any other legislation providing for similar proceedings, or otherwise be ordered;

(b)
That all persons, including any individual, body corporate, banker, vendor, purchaser, agent, associate, landlord, creditor, customer, client, supplier, contractor, lender, factor, customs broker, purchasing agent, lessor of real or personal property of any kind or nature whatsoever, sublessor, tenant, subtenant, licensor, licensee, consignor, co-owner, co-tenant, shareholder, joint venture partner, co-venturer, partner with whom Petitioners had or have business dealings contractual or otherwise, governments of any nation, province, state or municipality or any other entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government in Canada or elsewhere and any person, firm, corporation or other entity owned or controlled by or which is the agent of any of the foregoing, or by any charge, debit or credit card company or any other person, firm, corporation or entity wherever situate or domiciled (collectively, "Persons" and, individually, a "Person"):

      shall be stayed, restrained and prohibited from commencing or continuing any proceedings, including without limitation, suits, actions, applications, motions, petitions, judgments, orders, executions, injunctions, extra-judicial proceedings, restraining orders, notices, prior notices or any other remedies, of any nature whatsoever, whether judicial, administrative or otherwise:

      (a)
      against or in respect of any of Petitioners, their officers, agents, contractors, employees, legal counsel or financial advisors (in such capacity); or

      (b)
      in respect of any present or future property, assets and undertakings of Petitioners (the "Property"), or held by Petitioners directly or indirectly as principal, agent, tenant, licensee, nominee, purchaser or trustee, beneficially or otherwise, or held by others for the benefit of Petitioners;

  (c)
  Without limiting the generality of the foregoing, that all Persons (including, without limitation, any authority with jurisdiction to levy any taxes), shall be stayed, restrained and prohibited from serving, issuing, publishing, registering, exercising, realising upon or otherwise dealing with any attachment, charge, hypothec, lien (including mechanic's lien), notice, power of sale, prior notice, privilege, right (including any right of revendication or retention or repossession), security or seizure on or with respect to the Property of the Petitioners.

24.
ORDERS that, in accordance with section 11.5(1) and subject to the exception provided for in section 11.5(2) of the CCAA, no Person may commence or continue any proceedings against the directors of Petitioners or any claim against such directors that arose prior to the rendering of this Order and that relates to obligations of Petitioners where said directors could be liable in their capacity as directors for the payment of such obligations, until the Plan is sanctioned by the Court or refused by the creditors or the Court;

25.
ORDERS that any act or action taken or notice given after 00:01 am (Montreal time) on the date of this Order by any of the creditors of Petitioners or other Persons in furtherance of their rights to commence or continue realization or to take or enforce any other step or remedy against the Petitioners will be deemed not to have been taken or given, as the case may be, subject to the right of any such Person to further apply to this Court on proper notice to Petitioners and the Monitor hereinafter appointed in respect of such step, remedy, act, action or notice given;

26.
ORDERS that, to the extent that any rights or obligations, or time or limitation periods relating to Petitioners or the Property may expire or terminate with the passage of time, the term of such rights, obligations or period shall hereby be deemed extended by a period of time equal to the duration of the stay of proceedings effected by this Order and any further order of the Court and, for greater certainty, in the event that Petitioners become bankrupt or a receiver is appointed in respect of the Petitioners within the meaning of section 243(2) of the BIA, the period between the date of this Order and the day on which such stay of proceedings is ended shall not be counted in determining the 30-day period referred to in section 81.1 of the BIA, provided that this paragraph shall not be construed to extend the term of any lease that expires during the pendency of such stay of proceedings,

27.
ORDERS that until and including the Stay Termination Date, in accordance with section 11.4 of the CCAA, Her Majesty in Right of Canada may not exercise rights under subsection 224(1.2) of the Income Tax Act in respect of Petitioners where Petitioners are tax debtors under that subsection and that Her Majesty in right of a Province may not exercise rights under provincial legislation substantially similar to that subsection in respect of Petitioners where Petitioners are tax debtors under the provincial legislation;

LIMITATIONS OF CERTAIN RIGHTS

28.
ORDERS that until the Stay Termination Date:

(a)
All Persons having arrangements or agreements, whether written or oral, with Petitioners for the supply of goods and/or services by or to Petitioners, or in connection with any of the Property, including, without limitation, leases of real or personal property of any nature or kind whatsoever, are hereby restrained from accelerating, terminating, suspending, modifying, failing to renew or cancelling any such agreements, arrangements or supply of goods of services, or from pursuing any rights or remedies thereunder or in respect thereof. Without limiting the generality of the foregoing, all Persons are hereby restrained from discontinuing or interfering with any utility or required services (including telephone, facsimile or other communication services at the present numbers used by Petitioners in respect of any of the Property), the furnishing of oil, gas, water, heat or electricity, the supply of equipment, computer software, retail services, hardware support, internet access, interconnection facilities, rights of use and licenses, electronic mail and other data services, so long as Petitioners pay the normal prices or charge (whether by way of cash, letter of credit or guarantee or otherwise), for such goods and services received after the date of this Order as the same become due and payable in accordance with present payment practices;

(b)
All Persons having provided letters of credit, standby letters of credit, performance bonds, payment bonds or guarantees (the "Issuing Party") at the request of Petitioners shall be required to continue honoring any and all such letters of credit, standby letters of credit, performance bonds, payment bonds and/or guarantees, issued on or before the date of this Order, subject to the Issuing Party being entitled to retain the bills of lading and/or shipping documents relating thereto until paid therefor. For greater certainty, the Issuing Party shall be prohibited from terminating, suspending, modifying, determining, refusing to honour, accelerating or cancelling any such letters of credit, standby letters of credit, performance bonds, payment bonds or guarantees, and the beneficiaries of such letters of credit, standby letters of credit, performance bonds, payment bonds or guarantees for the supply and delivery of goods shall be entitled to draw on such letters of credit, standby letters of credit, performance bonds, payment bonds, guarantees or shipping guarantees, as the case may be, in accordance with their respective terms and conditions;

  (c)
  The right of any Person to assert, enforce or exercise any right, option or remedy available to it, including, without limitation, any right of dilution, buy-out, divestiture, pre-emptive right of purchase, forced sale, acceleration, termination, suspension, modification, retraction, put or call right, cancellation or right to revoke any qualifications or registrations, option or remedy available to it, including such right, option or remedy arising under or in respect of any agreement, management agreement, share conditions, purchase agreement, license agreement, easement agreement, shareholders' agreement, co-ownership agreement, lease, sub-lease or head lease, in respect of which any Petitioner has an interest, in any way arising out of, relating to or triggered by the occurrence of any default or non-performance by Petitioners, the commencement of these proceedings or any allegation or matter contained in these proceedings including, without limitation, the making of any demand, the sending of any notice, the rights to crystallise any floating charge or security interest, is hereby restrained, stayed and suspended, subject to the provisions of Section 11.1(2) of the CCAA, provided that any notice or registration to record Computershare Trust Company of Canada as successor to Montreal Trust Company under security granted to Montreal Trust Company as trustee for the Secured Creditors, is expressly permitted;
  (d)
  Subject to section 18.1 of the CCAA, no Person, firm or corporation having done business with the Petitioners shall exercise any right of retention, compensation, set-off, counterclaim or consolidation with respect to any amounts which may be owing and due by Petitioners and more precisely, but without limiting the generality of the foregoing, any deposit made by Petitioners with any Person from and after the making of this Order, whether in an operating account or otherwise and whether for its own account or for the account of any other entity, shall not be applied by such Person, without Petitioners' consent, in reduction or repayment of any amount owing as of the date of this Order and such Person shall have no right of retention, compensation, set-off, counterclaim, consolidation, or other right in respect of such deposits.
29.
ORDERS that despite anything else in this Order:
(a)
None of the Secured Creditors shall be under any obligation after the making of this Order to advance any monies or otherwise extend any credit to the Petitioners; and
(b)
No creditor shall be prohibited, solely by the terms of this Order, from exercising any right to terminate, amend or claim any accelerated payment under any "eligible financial contract" (as that term is defined in section 11 of the CCAA).
30.
ORDERS that all Persons shall provide unrestricted access to the Petitioners and the Monitor to any locations where any of the Property is located;

RESTRUCTURING

31.
ORDERS that Petitioners shall be entitled, but not required, to:
(a)
Terminate the employment of any of their employees or temporarily lay off such of their employees as they deem appropriate;
(b)
Vacate, abandon or quit any leased premises and/or terminate or repudiate any lease, sub-lease and any ancillary agreements relating to any leased premises, upon the sending of a written notice to the relevant landlord on such terms as may be agreed upon between Petitioners and such landlord and, failing agreement, on terms as Petitioners deem appropriate, provided that Petitioners may remain in occupation of any leased premises so long as they pay occupation rent;
(c)
Terminate any arrangement or agreement of any nature whatsoever, whether oral or written, as Petitioners deem appropriate upon the sending of a notice of termination;

  subject to the right of any other parties to these arrangements or agreements to submit a proof of claim for damages, if any.

32.
ORDERS that, subject to the other provisions of this Order, in order inter alia to facilitate their restructuring, Petitioners shall be permitted to carry on their businesses in the manner and to the extent determined by them, provided that the Petitioners shall not dispose of any or all of their inventory and other assets out of the ordinary course of business for proceeds greater than $250,000 nor to enter into any other transactions out of the ordinary course of the business of the Petitioners, without the consent of the Secured Creditors or leave of the Court;

OPERATIONS

33.
ORDERS that, subject to the terms of this Order, Petitioners shall remain in possession and control of the Property, including any portion thereof held by third parties, and shall continue to carry on business in a manner (except as herein otherwise contemplated) consistent with the preservation of Petitioners' business and Property, and shall be authorized and empowered to continue to retain and engage the agents, accountants, advisors, solicitors and consultants currently engaged and paid by Petitioners, with liberty to retain, with the concurrence of the Monitor or approval of this Court, such further or other Persons as they reasonably deem necessary or desirable in the ordinary course of business or for the purpose of the Plan and the restructuring;
34.
ORDERS that Petitioners shall be entitled to exercise any right of retention, compensation, set-off, counterclaim or consolidation and claim any allowances or benefits against amounts payable by Petitioners to any Person, including, without limitation, amounts payable to any supplier of goods or services or any landlord of premises leased or occupied by the Petitioners and including rights arising in connection with any agreements or arrangements with any supplier;
35.
ORDERS that Connexions and Solutions shall be entitled to continue to utilize the cash management system currently utilized by them, including, without limitation, the ability to transfer funds by and between Connexions and Solutions as and where needed and in the amounts necessary or appropriate to maintain their operations, and that the institution providing the cash management system shall not be under any obligation to inquire into the propriety, validity or legality of any transfer, payment, collection or other action taken under the cash management system, or as to the use or application by Connexions or Solutions of funds paid, collected or otherwise dealt with in the cash management system;
36.
ORDERS that the institution providing the aforesaid cash management system be entitled to continue to benefit from and rely upon its rights of set-off as well as upon its existing first-ranking security interest and hypothec held by it to satisfy the obligations of the Petitioners (including Connexions and Solutions) to such financial institution in connection with such cash management system, including without limitation the obligation to pre-fund any amounts required to be transferred from the cash management system to third parties and any payment obligations under letters of credit issued at the request of any of the Petitioners;
37.
ORDERS that Microcell Telecommunications, Connexions and Solutions maintain a combined cash balance at the institutions required by the Existing Credit Agreement and in the minimum aggregate amounts required by the Secured Creditors and that, except as permitted in paragraph 35, no amounts shall be transferred between the Petitioners other than (a) amounts transferred to Microcell Telecommunications in amounts consistent with the forecast shown in the cash flow forecasts approved prior to such transfers by the Secured Creditors and (b) an amount not exceeding $3,500,000 to Inukshuk Internet Inc. to fund, inter alia, the payment of its Industry Canada licence fee;
38.
ORDERS that the Petitioners provide such financial and other reports to the Secured Creditors and the AHB Committee Advisors as the Secured Creditors, the AHB Committee Advisors or the financial advisors to the Lenders may from time to time request, including monthly reports within (20) days after the end of each month containing updated 13-week rolling cash flow projections (together with variances of actual performances for that month to the forecasts delivered for the month) to be provided in the format already known to the Secured Creditors;
39.
ORDERS that, after the date hereof and except as otherwise provided to the contrary herein, the Petitioners shall be entitled, but not required, to pay all reasonable expenses incurred by Petitioners in the carrying on of business in the ordinary course, both prior to and after this Order, and in carrying out the provisions of this Order, and such expenses shall include, without limitation, payment:
(a)
Of all expenses and capital expenditures reasonably necessary for the preservation of the Property or Petitioners' business including, without limitation, payments on account of insurance, maintenance and security, provided that the Petitioners maintain at least the free cash flow (defined as EBITDA minus capital expenditures) thresholds on a cumulative basis required by the Secured Creditors and provided that the aggregate capital expenditures of the Petitioners shall not exceed the cumulative totals approved by the Secured Creditors;

  (b)
  Of all outstanding and future wages, salaries, compensation, commissions, bonus payments, employee and pension benefits, vacation pay, retention and severance payments accrued, accruing or due to employees including senior management or to directors, provided that the Petitioners will not amend, supplement or replace any existing key employee retention bonus or similar agreement or policy without the prior approval of the Secured Creditors;
  (c)
  For goods or services actually supplied to Petitioners following the date of this Order, including payments in respect of outstanding documentary credits or deposits;
  (d)
  Of all outstanding and future premiums on directors' and officers' liability and other insurance;
  (e)
  Of the outstanding and future fees and disbursements (as they are earned) of counsels and financial advisors retained by the Petitioners, the Secured Creditors and the AHB Committee, and of the outstanding and future fees and disbursements (as they are earned) of counsel for the Monitor.
40.
(a)   ORDERS that the terms and conditions of the engagement letter dated June 20, 2002 between Microcell Telecommunications and its financial advisors NM Rothschild & Sons Canada Securities Limited and Rothschild Inc., and the terms and conditions of the engagement letter dated October 28, 2002 between Microcell Telecommunications and Jefferies & Company, Inc. are approved;
(b)
ORDERS that any success fee that may be earned by Jefferies & Company, Inc. shall only be payable if and when the Plan becomes effective;
41.
ORDERS that the Petitioners shall remit, in accordance with legal requirements, or pay:
(a)
Any statutory deemed trust amounts in favour of the Crown in right of Canada or of any Province thereof or any other taxation authority which must be deducted from employees' wages, including, without limitation, amounts in respect of employment insurance, Canada Pension Plan, Québec Pension Plan and income taxes;
(b)
Amounts accruing and payable by Petitioners with respect to their employees on account of employment insurance, Canada Pension Plan, Québec Pension Plan, workers compensation, employer health taxes and similar obligations of any jurisdiction with respect to employees;
(c)
All goods and services or other applicable sales taxes payable by Petitioners or their customers in connection with the sale of goods and services by Petitioners to such customers;
(d)
Any amount payable to the Crown in right of Canada or of any Province thereof or any political subdivision thereof or any other taxation authority in respect of municipal taxes or other taxes, assessments or levies of any nature or kind which are entitled at law to be paid in priority to claims of secured creditors and which are attributable to or in respect of the carrying on of the business of Petitioners.
42.
ORDERS that until the Stay Termination Date, except as otherwise provided in this Order or further order of this Court, the Petitioners shall:
(a)
Make no payments, whether of principal, interest thereon or otherwise, on account of amounts owing by the Petitioners to any Affected Unsecured Creditor;
(b)
Not grant any mortgage, charge, security interest, hypothec, lien or other encumbrance over any of their present or future property except as provided in paragraph 28(c);
(c)
Make no payments to the shareholders; and
(d)
Make no payments to any directors, officers or senior management employees of any Petitioner except for amounts payable in the ordinary course at the rate or in the same amount as was paid or payable prior to the date of this Order.

DIRECTORS' CHARGE

43.
ORDERS that the Petitioners shall and do hereby indemnify each present or future director and officer of the Petitioners from all claims, liabilities and obligations of any nature whatsoever (including, without limitation, legal fees on a solicitor and his own client basis) ("Claims") which he or she incurs as a result of the failure of the Petitioners to make any payment in respect of which the director or officer may be liable in that capacity under any law referred to in paragraph 39(b) or paragraph 41, save and except as may arise from the wilful misconduct or gross negligence of such director or officer. The directors and officers of the Petitioners shall be entitled to the benefit of and are hereby granted a priority hypothec, security interest, fixed charge, mortgage and lien upon the present and future property of the Petitioners (the "Directors' Charge") to secure such indemnification, provided that:
(a)
The Directors Charge shall be limited to $2,500,000; and
(b)
The Directors Charge shall only apply to the extent that any Claim for indemnity under this paragraph that may be made by any director or officer is not otherwise covered and paid under, or within the coverage limits of, any applicable directors' and officers' liability insurance.

  The directors and officers of the Petitioners shall not be required to file, publish, register, record or perfect the Directors' Charge;

ADMINISTRATION CHARGE

44.
ORDERS that reasonable fees and disbursements of the Monitor and its counsel, the reasonable solicitor's fees and disbursements of any counsel and financial advisors retained by the Petitioners, the Secured Creditors and the AHB Committee in connection with these proceedings as such fees are earned (the "Administration Fees") shall be paid in priority to any debt and charge, including the Directors' Charge, and shall constitute, without publication, filing, registration or perfection, a priority hypothec, security interest, fixed charge and lien on, any and all Property of Petitioners (collectively, the "Administration Charge"). Petitioners are hereby authorized and directed to pay the Administration Fees on a weekly basis upon presentation of the relevant invoices and documents;
45.
ORDERS that the Administration Charge and the Directors' Charge (all as constituted and defined herein) shall constitute a fixed and floating charge, mortgage, hypothec, lien and security interest in all of the Petitioners' Property and such charges shall rank in priority to any and all other charges, mortgages, hypothecs, liens, security interests, encumbrances or security of whatever nature or kind (the "Encumbrances") affecting or that may affect any of the Petitioners' Property;

SERVICE AND NOTICE

46.
ORDERS that the Monitor shall, within ten (10) business days of the date of this Order, send a copy of this Order to the Creditors having a claim of at least $250, to the addresses of each as it appears in Petitioners' records;
47.
ORDERS that Petitioners be at liberty to serve this Order, any other orders in these or other proceedings, the Plan, any notices of meetings and all other notices, and to deliver any letters, documents, information circulars, proofs of claim, proxies and disallowances of claims, by forwarding copies thereof by prepaid ordinary mail, courier, personal delivery or electronic transmission to the Creditors at their respective addresses as last shown on the records of Petitioners and that any such service or notice by courier, personal delivery or electronic transmission shall be deemed to be received on the next business day following the date of forwarding thereof, or if sent by ordinary mail, on the fourth day after mailing, or, if sent by electronic transmission, on the same day;

GENERAL TERMS

48.
ORDERS that, notwithstanding any other provision of this Order, Petitioners or the Monitor may apply at any time to this Court to seek any further relief, advice or instructions or present any Petition which is required or appropriate with respect to the Petition, the Plan, the restructuring, the arrangement, the affairs of Petitioners, the dispositions of the CCAA and the CBCA or the rendering of any order that would be useful or appropriate in the circumstances;

49.
ORDERS that any interested party who wishes to apply to this Court, whether to vary or rescind this Order or any renewal, extension or modification thereof, shall apply within thirty (30) days of such order and shall give five (5) business days notice thereof to:
(a)
Petitioners c/o Stikeman Elliott, attention: Me C. Jean Fontaine (tel.: (514) 397-3337, fax: (514) 397-3487) and Me Simon Richard (tel.: (514) 397-2424, fax: (514) 397-3629), 1155 René-Lévesque Blvd. West, Suite 4000, Montreal (Québec) H3B 3V2, Mr. Peter F.C. Howard (tel.:(416) 869-5613, fax: (416) 947-0866), 5300 Commerce Court West, 199 Bay Street, Toronto (Ontario) M5L 1B9; and
(b)
the Monitor Ernst & Young Inc., attention: Mr. Pierre Laporte (tel: (514) 874-4383, fax: (514) 395-4933), 1 Place Ville-Marie, Suite 2400, Montréal (Québec) H3B 3M9; and;
(c)
Blake, Cassels & Graydon LLP, attention: Mr. Robert Torralbo (tel.: (514) 982-4014, fax: (514) 982-4099), 600, boul. De Maisonneuve Ouest, Bureau 2000, Montréal (Québec) H3A 3J2, and 199 Bay Street, Commerce Court West, Suite 2800, Toronto (Ontario) M5L 1A9, attention: Ms. Susan Grundy (tel: (416) 863-2572) and Ms. Pamela Huff (tel.: (416) 863-2958) (fax: (416) 863-2653); and
(d)
Goodmans LLP, attention: Mr. Robert Chadwick (tel. (416) 979-2211, fax: (416) 979-1234), 250 Yonge Street, Suite 2400, Toronto (Ontario) M5B 2M6, and to Woods & Associés, SENC, attention: Me James A. Woods (tel.: (514) 982-4503, fax: (514) 284-2046), 2000 McGill College Avenue, Suite 1100, Montreal (Québec) H3A 3H3;
50.
ORDERS that (notwithstanding: (a) the pendency of these proceedings; (b) the pendency of any petition for receiving order hereafter issued pursuant to the provisions of the BIA, any receiving order issued in respect of the Petitioners pursuant to any such petitions, or any assignment under the BIA being made or deemed to have been made; and (c) the provisions of any federal or provincial statute), the Directors' Charge, the Administration Charge and, any payments, transfers, agreements or other documents delivered pursuant to this Order are not void or voidable to or by any trustee, creditors, shareholders or any other claimants, and do not constitute fraudulent preferences, conveyances, oppressive conduct, settlements or other challengeable or reviewable transactions;
51.
ORDERS that this Order and any other orders in these proceedings shall have full force and effect in all provinces and territories in Canada;
52.
REQUESTS the aid and recognition of any court or any judicial, regulatory or administrative body in any province or territory of Canada (including the assistance of any court in Canada pursuant to section 17 of the CCAA) and the Federal Court of Canada and any judicial, regulatory or administrative tribunal or other court constituted by the Parliament of Canada or the legislature of any province, and any court or any judicial, regulatory or administrative body of the United States and the states or other subdivisions of the United States, and of any other nation or state, to act in aid of and to be complementary to this Court in carrying out the terms of this Order;
53.
ORDERS provisional execution of this Order, notwithstanding any appeal and without the necessity of furnishing any security;
54.
ORDERS that all capitalized terms not otherwise defined in this Order shall have the meaning attributed thereto in the exhibits filed with the Petition and which are attached to this Order;
55.
THE WHOLE without costs.
MONTREAL, January 3rd, 2003
(Signed) DANIEL H. TINGLEY, JSC

APPENDIX D

HYPOTHETICAL LIQUIDATION ANALYSIS

        In connection with the reorganization proceedings of Microcell Telecommunications Inc. and certain of its subsidiaries (the "Company" or "Microcell") under the Companies' Creditors Arrangement Act ("CCAA") and the Canada Business Corporations Act ("CBCA"), the Company and Rothschild Inc. ("Rothschild"), its financial advisor, have prepared an estimate of the hypothetical liquidation value of the Company's assets and the resulting amounts available to secured and unsecured creditors. The purpose of this analysis is to provide the creditors voting on the Company's plan of arrangement under the CCAA/CBCA (the "Plan") with a benchmark against which to evaluate the Plan.

        Underlying the Hypothetical Liquidation Analysis are a number of estimates and assumptions that, although developed and considered reasonable by the Company and Rothschild, are inherently subject to significant business, economic and competitive uncertainties and contingencies beyond the control of Microcell and its management. ACCORDINGLY, THERE CAN BE NO ASSURANCE THAT THE VALUES REFLECTED IN THE HYPOTHETICAL LIQUIDATION ANALYSIS WOULD BE REALIZED IF MICROCELL WERE, IN FACT, TO UNDERGO SUCH A LIQUIDATION, AND ACTUAL RESULTS COULD VARY MATERIALLY FROM THOSE SHOWN HERE.

        The Company and Rothschild prepared the Hypothetical Liquidation Analysis based on Microcell's preliminary unaudited balance sheet as of November 30, 2002. The Hypothetical Liquidation Analysis assumes that the liquidation of Microcell would commence on January 1, 2003 under the direction of a trustee-in-bankruptcy and/or Court-appointed officer pursuant to formal insolvency proceedings and continue for three months (concluding on March 31, 2003), during which time all of Microcell's assets would either be sold or conveyed to the respective lien holder and the cash proceeds, net of liquidation-related costs, would be distributed to creditors. (Note: The Hypothetical Liquidation Analysis assumes that the preliminary unaudited November 30, 2002 balance sheet, on which the analysis is based, is a satisfactory proxy for the March 31, 2003 balance sheet.) The liquidation period would allow for the collection of receivables, sale of assets, and wind-down of daily operations. For certain assets, estimates of the liquidation proceeds were made for each asset individually. For other assets, liquidation values were assessed for general classes of assets by estimating the percentage recoveries that a trustee-in-bankruptcy might achieve through their disposition. The Hypothetical Liquidation Analysis was prepared for each of Microcell Telecommunications Inc. and its relevant subsidiaries.

MICROCELL TELECOMMUNICATIONS INC.

SUMMARY OF PROCEEDS AVAILABLE TO SATISFY CLAIMS

(CDN$ in thousands)

	Book Value of Assets as of 11/30/02(1)			Gross Proceeds from Liquidation of Assets	Additional Available Proceeds	Gross Proceeds Available Before Fees & Expenses	Liquidation Fees & Expenses	Proceeds Available for Claims
Microcell	Low	$2,357,505	(2)	$29,309	$648	$29,957	$(372)	$29,584
	High	$2,357,505	(2)	$37,136	$9,595	$46,732	$(372)	$46,359
Connexions/Solutions	Low	$853,746		$155,296	$27,229	$182,526	$(77,607)	$104,918
	High	$853,746		$245,188	$27,229	$272,418	$(77,607)	$194,810
Inukshuk	Low	$1,192		$88	$0	$88	$0	$88
	High	$1,192		$88	$0	$88	$0	$88
Microcell Capital	Low	$69,074		$5,761	$0	$5,761	$0	$5,761
	High	$69,074		$7,301	$0	$7,301	$0	$7,301
Microcell Capital Investment GP	Low	$8,021		$4,938	$0	$4,938	$0	$4,938
	High	$8,021		$12,345	$0	$12,345	$0	$12,345
Microcell Labs	Low	$2,767		$2,301	$0	$2,301	$0	$2,301
	High	$2,767		$2,301	$0	$2,301	$0	$2,301
Microcell i5/Masq	Low	$29,656		$2	$0	$2	$0	$2
	High	$29,656		$2	$0	$2	$0	$2

(1)
Includes Intercompany Receivables balances.

(2)
Includes $1.1 billion of interest bearing and non-interest bearing notes receivable from Connexions, Solutions and Microcell Labs.

See accompanying Notes to Hypothetical Liquidation Analysis

MICROCELL TELECOMMUNICATIONS INC.

SUMMARY OF ESTIMATED RECOVERIES

(CDN$ in thousands)

		Low Value		High Value
	Claims(1)	$ Recovery	% Recovery	$ Recovery	% Recovery
Microcell
Proceeds available for claims		$29,585		$46,360
Secured Claims	$597,927	$29,585	4.9%	$46,360	7.8%

Proceeds available for unsecured claims		$0		$0
Unsecured Claims	$1,551,211	$0	0.0%	$0	0.0%

Proceeds available for equity interests		$0		$0
Connexions/Solutions
Proceeds available for claims		$104,918		$194,810
Secured Claims	$597,927	$104,918	17.5%	$194,810	32.6%

Proceeds available for unsecured claims		$0		$0
Unsecured Claims	$1,255,490	$0	0.0%	$0	0.0%

Proceeds available for equity interests		$0		$0
Inukshuk
Proceeds available for claims		$88		$88
Secured Claims	$0	$0	0.0%	$0	0.0%

Proceeds available for unsecured claims		$88		$88
Unsecured Claims	$9,155	$88	1.0%	$88	1.0%

Proceeds available for equity interests		$0		$0
Microcell Capital
Proceeds available for claims		$5,761		$7,302
Secured Claims	$0	$0	0.0%	$0	0.0%

Proceeds available for unsecured claims		$5,761		$7,302
Unsecured Claims	$5,512	$5,512	100.0%	$5,512	100.0%

Proceeds available for equity interests		$249		$1,790
Microcell Capital Investment GP
Proceeds available for claims		$4,938		$12,345
Secured Claims	$0	$0	0.0%	$0	0.0%

Proceeds available for unsecured claims		$4,938		$12,345
Unsecured Claims	$4,539	$4,539	100.0%	$4,539	100.0%

Proceeds available for equity interests		$399		$7,806
Microcell Labs
Proceeds available for claims		$2,301		$2,301
Secured Claims	$0	$0	0.0%	$0	0.0%

Proceeds available for unsecured claims		$2,301		$2,301
Unsecured Claims	$29,188	$2,301	7.9%	$2,301	7.9%

Proceeds available for equity interests		$0		$0
Microcell i5/Masq
Proceeds available for claims		$2		$2
Secured Claims	$0	$0	0.00%	$0	0.00%

Proceeds available for unsecured claims		$2		$2
Unsecured Claims	$7,239	$2	0.03%	$2	0.03%

Proceeds available for equity interests		$0		$0

(1)
Includes Intercompany Payables balances.

See accompanying Notes to Hypothetical Liquidation Analysis

  MICROCELL TELECOMMUNICATIONS INC.

  COMPARISON OF ESTIMATED RECOVERIES — PLAN OF ARRANGEMENT VS. LIQUIDATION

  (CDN$ in thousands)

		Low Value		High Value			Plan of Arrangement
	Claims	$ Recovery	% Recovery	$ Recovery	% Recovery		$ Recovery	% Recovery(1)
Senior Lenders:
Microcell	$597,927	$29,585	4.9%	$46,360	7.8%	New Debt	$350,000
Connexions/Solutions	$597,927	104,918	17.5%	194,810	32.6%	Common Equity	247,927

Total	$597,927	$134,503	22.5%	$241,170	40.3%		$597,927	100.0%	(2)

Senior Discount Notes:
Microcell	$1,530,477	$0	0.0%	$0	0.0%	Common Equity	$116,307	7.6%

See accompanying Notes to Hypothetical Liquidation Analysis

(1)
Based on an assumed Effective Date of March 31, 2003 and a total enterprise value of $714,599 million, assumes the convertible preferred securities have been converted to common equity.

MICROCELL TELECOMMUNICATIONS INC.

NOTES TO HYPOTHETICAL LIQUIDATION ANALYSIS

        A summary of the assumptions used by Microcell and Rothschild in preparing the Hypothetical Liquidation Analysis is set forth below.

NOTE A — BOOK VALUES AS OF NOVEMBER 30, 2002

Unless otherwise stated, the book values used in this Hypothetical Liquidation Analysis are the preliminary unaudited book values as of November 30, 2002, and are assumed to be representative of Microcell's assets and liabilities as of the assumed Effective Date, March 31, 2003.

NOTE B — CASH AND CASH EQUIVALENTS

Cash consists of all cash in banks or operating accounts and liquid investments with maturities of three months or less and other temporary investments. Cash is assumed to be fully recoverable. The amount of cash reflected on the hypothetical liquidation balance sheet reflects the Company's estimated cash balance as of November 30, 2002. Since the Hypothetical Liquidation Analysis assumes a three month liquidation period commencing January 1, 2003, it is necessary to incorporate the forecasted cashflow from December 2002. The estimated cash usage for December 2002 of $11.156 million has been included as part of the Hypothetical Liquidation Fees and Expenses section of the Hypothetical Liquidation Analysis.

NOTE C — INTERCOMPANY RECEIVABLE, NET

The recovery from Intercompany Receivable is determined by the amount of proceeds from liquidation at each entity that could be used to satisfy the intercompany claims at that entity. The Hypothetical Liquidation Analysis treats such Intercompany Payables as unsecured obligations of each entity.

NOTE D — ACCOUNTS RECEIVABLE, NET

The accounts receivable analysis assumes that a trustee-in-bankruptcy would retain a staff to process the collection of outstanding net accounts receivable. Proceeds from the collection of trade accounts receivable were estimated by management taking into account the credit quality of the counterparty (largely Fido postpaid customers) and the aging of each receivable. The Hypothetical Liquidation Analysis assumes a range of recovery rates for the Solutions and Connexions receivables (which make up the vast majority of the Company's accounts receivables) of 9.8 percent to 25.6 percent for receivables on a net basis (i.e., after reserves). The underlying assumption is that the retail nature of the Fido customer base would make collection of outstanding accounts receivable quite difficult.

NOTE E — INVENTORY

Inventory is largely comprised of handsets recorded for accounting purposes at the Connexions and Solutions entities. Based on knowledge of the handset market and given that much of the inventory has been specifically tailored to Microcell, the Company has determined a range of recoveries of 20.5 percent to 29.6 percent under a liquidation.

NOTE F — PREPAID EXPENSES, DEPOSITS AND OTHER CURRENT ASSETS

These assets are projected to have no value in a liquidation.

NOTE G — FIXED ASSETS

Fixed assets consist of switches, base stations, computer hardware and software, application hardware and software, office furniture and equipment, leasehold improvements and "portal." In a liquidation, the Company estimates a very limited market for much of its fixed assets. This conclusion is based in part on the current state of the telecommunications industry and the resultant oversupply of telecom equipment, as well as market intelligence that the Company has gained during efforts to find buyers for certain equipment. A substantial majority of the fixed assets are at Connexions and Solutions where the estimated recovery range is 6.4 percent to 19.3 percent on net book value.

NOTE H — PCS LICENSES

It is the Company's view that the terms of its PCS license obtained through Industry Canada would prohibit it from transferring the license, separate and apart from the ongoing PCS business, to another entity. As such, the license would have no value in a liquidation scenario.

NOTE I — MCS LICENSES

Earlier in 2002, the Company made the determination that it was appropriate to write-off the book value of its MCS licenses. Based on the valuation at that time, and the commercial context of a sale in liquidation, it has been assumed that the licenses have no value.

NOTE J — TRADEMARK

It is the Company's view that there is limited to no value in a liquidation scenario to any trademarks it may have.

NOTE K — SUBSCRIBER BASE

It is the Company's view that there is limited to no value to its customer base in a liquidation scenario. In such a scenario, Microcell's competitors may have an interest in paying a nominal amount for Microcell's customer lists but would more likely seek to "acquire" Microcell's customers through targeted advertising, pricing plans and marketing not through formal transaction(s) with Microcell.

NOTE L — DEFERRED CHARGES AND OTHER ASSETS; DEFERRED FINANCING COSTS; DEFERRED LOSS — FINANCIAL INSTRUMENTS; SWAP ELEMENT

No value has been attributed to these assets which are largely deferred in nature and non-cash generating in a liquidation scenario.

NOTE M — LONG-TERM INVESTMENTS

The recovery in this asset class is driven primarily by the estimated liquidation value of the Company's (Microcell Capital Investment GP) position in GSM Capital LP.

NOTE N — ADDITIONAL AVAILABLE PROCEEDS

The Company estimates that it would generate some level of service revenue during the three-month liquidation process. In particular, the Company has assumed that it would generate 20 percent of the service revenue currently projected in its business plan for the first quarter of 2003. Also, residual proceeds remaining at each entity after satisfying all claims at that entity have been assumed to flow to Microcell Telecommunications Inc., the ultimate parent.

NOTE O — WIND-DOWN AND LIQUIDATION FEES AND EXPENSES

Costs to be considered in a liquidation would include wind-down costs, BIA Trustee fees, professional fees, and other expenses. Wind-down costs would include maintenance costs on the network during the assumed three-month liquidation period, salaries of financial and operating employees, severance pay, stay bonuses, and other related costs that would be incurred during a liquidation. An assumption has been made that the Company would incur liquidator fees/costs of 5% of gross proceeds from fixed assets relating to the liquidation of such assets. Other costs include costs to cover contingencies and other miscellaneous items.

NOTE P — SECURED CLAIMS

Secured Claims as of March 31, 2003 are estimated to be $597.9 million, including principal, accrued interest and amounts related to hedging agreements. The borrowers are Connexions and Solutions, with Microcell Telecommunications Inc. serving as a guarantor (the "Holdco Guarantee"). For purposes of this analysis, the full claim has been assumed at both the Microcell Telecommunications and the Connexions/Solutions level.

NOTE Q — ACCOUNTS PAYABLE; ACCRUED EXPENSES; TAXES PAYABLE; OTHER PAYABLES

The amounts owed by each entity to third parties are based on the Company's balance sheet as of November 30, 2002.

NOTE R — LEASE REJECTION CLAIMS AND CONTRACT TERMINATION CLAIMS

For purposes of the Liquidation Analysis, no potential lease rejection claims and contract termination claims have been included.

NOTE S — INTERCOMPANY PAYABLES

The amounts owed by each entity to other Microcell entities are based on the Company's balance sheet as of November 30, 2002.

NOTE T — SENIOR DISCOUNT NOTES

The Analysis includes an estimated claim for each of the three tranches of Senior Discount Notes 2006, 2007 and 2009.

APPENDIX E

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        The following is a discussion of the consolidated financial condition of Microcell and its subsidiaries as of December 31, 2001 and September 30, 2002, and results of operations for the twelve-month period ended December 31, 2001 and the three- and nine-month periods ended September 30, 2002. It should be read in conjunction with the Consolidated Financial Statements of Microcell as of and for the twelve-month period ended December 31, 2001 and as of and for the three- and nine-month periods ended September 30, 2002. Such Consolidated Financial Statements, and the notes thereto, have been prepared in accordance with Canadian GAAP, which differ in certain material respects from U.S. GAAP and have been reconciled with U.S. GAAP in notes 19 and 10 to the Consolidated Financial Statements as of December 31, 2001 and September 30, 2002 respectively.

        As of September 30, 2002, Microcell conducted its wireless communications business through five wholly owned subsidiaries which are: Microcell Capital II, Connexions, Microcell Labs, Solutions, and Inukshuk.

        The Company carries out its operations through three strategic business segments: PCS, Wireless Internet and Investments. Under its PCS business segment, the Company is a provider of PCS in Canada under the PCS License. The terms and conditions for the renewal of the PCS License are identical to those established for the first term of the PCS License in April 1996.

        Through its Wireless Internet business segment, the Company provides mobile Internet services to its PCS subscribers and had planned to build a high-speed Internet Protocol-based data network using MCS technology in the 2500 MHz range. The Company had planned to build the MCS network through Inukshuk. However, due to the current financial context and to the fact that building this type of network would require significant additional financing from external sources, the Company has decided to suspend indefinitely the building of its MCS network.

        Finally, under its Investments business segment, the Company invests in various wireless or high technology companies and, as a result, is exposed to normal market risk fluctuation, which may be significant.

FORWARD-LOOKING STATEMENTS

        This management's discussion and analysis contains "forward-looking" statements, as defined in the Private Securities Litigation Reform Act of 1995, that are based on expectations and estimates. Forward-looking statements may be identified by the use of forward-looking terminology such as "believe," "intend," "may," "will," "expect," "estimate," "anticipate," "continue," "consider," or similar terms, variations of those terms or the negative of those terms. Statements that are not historical facts, including statements about the Company's beliefs and expectations, are forward-looking statements. These statements contain potential risks and uncertainties, and actual results may therefore differ materially. The Company undertakes no obligation to publicly update any forward-looking statements whether as a result of new information, future events or otherwise.

        Important factors that may affect these expectations include, but are not limited to: changes in the Canadian economy and in Canadian and U.S. capital markets; changes in competition in the Company's market; advances in telecommunications technology; changes in the telecommunications regulatory environment; future litigation; availability of future financing; unanticipated changes in expected growth of the number of subscribers; radiofrequency emission concerns; and exchange rate fluctuations. Readers should evaluate any statements in light of these important factors.

BASIS OF PRESENTATION AND GOING-CONCERN UNCERTAINTY

Basis of presentation

        The Company's audited consolidated financial statements and unaudited interim consolidated financial statements, and the notes thereto, have been prepared in accordance with Canadian GAAP which differ in certain material respects from U.S. GAAP and the accounting principles and practices required by the Securities and Exchange Commission ("SEC") in the United States, and, where noted, have been reconciled with U.S. GAAP.

        This Management's Discussion and Analysis of Financial Condition and Results of Operations has been prepared in connection with the recapitalization plan summarized below. This Management's Discussion and Analysis of Financial Condition and Results of Operations differs from those included in the 2001 company annual report and the company quarterly report for the three- and nine-month periods ended September 30, 2002 in that certain disclosures relating to subsequent events have been added.

        Throughout the following discussion and analysis, the Company uses the term "EBITDA" and "EBITDA margins". In this Appendix E only, EBITDA is defined as operating income (loss) excluding restructuring charges, impairment of intangible assets, depreciation and amortization. EBITDA margins is defined as EBITDA divided by the total revenues of the Company. The Company also uses the terms "monthly average retail revenue per user" ("ARPU"), "cost of acquisition of a retail subscriber" ("COA"), "net retail subscriber additions", "churn rate" and "cumulative CAPEX per population covered". All of these aforementioned terms may not be identical to similarly titled measures reported by other companies. Furthermore, they should not be considered in isolation or as alternative measurements of operating performance or liquidity to net loss, operating loss, cash flows from operating activities or any other measures of performance under Canadian and U.S. GAAP. The Company believes that EBITDA, EBITDA margins, ARPU, COA, "net retail subscriber additions", "churn rate" and "cumulative CAPEX per population covered" are viewed as relevant supplemental measures of performance in the wireless telecommunications industry.

Going-concern uncertainty

        The audited consolidated financial statements and the unaudited interim consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles on a going-concern basis, which presumes the realization of assets and the discharge of liabilities in the normal course of business for the foreseeable future.

        The Company continues to experience additional growth-related capital requirements arising from the funding of network capacity and maintenance and the cost of acquiring new PCS customers. The Company expects that it will continue to experience, for a certain period of time, operating losses and negative cash flows from operations. The Company's ability to continue as a going concern is dependent upon its ability to generate positive net income and cash flow in the future and the continued availability of financing. Achieving and maintaining positive net income and cash flow will depend upon various factors, including the level of market acceptance of its services, the degree of competition encountered by the Company, the cost of acquiring new customers, technology risks, the future availability of financing, the results of its equity investments, general economic conditions and regulatory requirements.

        As of September 30, 2002, the Company had cash and cash equivalents of $87.0 million and short-term investments and marketable securities of $38.3 million (excluding the short-term investment of $3.3 million in Argo II discussed in note 4 of the unaudited interim financial statements for the three- and nine-month periods ended September 30, 2002). In addition, the Company had a $257.3 million senior secured revolving credit facility, the availability of which being subject to certain conditions. The Company is also subject to certain covenants in its long-term debt agreements.

        As part of its unaudited interim financial statements as at September 30, 2002, the Company disclosed that it believed it would be in default of certain covenants in its long term debt agreements within a 12 month period, unless it could successfully renegotiate some of these covenants. With such default, the senior secured lenders could choose not to provide the Company with further access to funds under the senior secured revolving credit facility and could also accelerate debt repayment. The Company also disclosed that there is significant uncertainty regarding the Company's ability to continue as a going concern.

        On October 31, 2002, the Company entered into a forbearance and amending agreement with its secured bank lenders in which they have agreed to forbear until December 23, 2002, subject to certain conditions, the exercise of any rights with respect to certain possible defaults. The covenants to which the forbearance agreement applies relate to the non-payment of interest on the Company's senior discount notes due 2006 and the possibility of the non-payment to a vendor under a material contract. On December 2, 2002, the Company announced that it would not make its interest payment on its Senior Discount Notes due 2006 due on that day. Before the end of the forbearance period, the Company reached and agreement with the vendor on the amount due and settled such amount.

        In conjunction with the senior secured lenders' approval of the recapitalization plan, the senior secured lenders and the Company mutually agreed, in December 2002, to extend the forbearance period to January 6, 2003 and to terminate the senior secured revolving credit facility. Then, in January 2003, the Company announced that it had reached an agreement on a recapitalization plan with its secured lenders and unsecured noteholders. The Company received signed commitments to vote in favour of the proposed recapitalization plan from its secured lenders holding in face amount $443 million, representing approximately 75% of the outstanding secured debt, and from holders of its unsecured notes holding in face amount $833 million, representing approximately 55% of the outstanding notes.

        As further described below, in January 2003 the Company obtained a court order from the Superior Court of the Province of Quebec under the CCAA in an effort to ensure that a negotiated recapitalization plan is implemented. Until the recapitalization plan becomes effective, the Company will not make any further payments of principal or interest on its secured debt or unsecured notes, including the interest payment on its Senior Discount Notes due 2006, which was due December 1, 2002, and quarterly principal repayments on its secured term loans due December 31, 2002.

        In order for the Company's proposed recapitalization plan to become effective, a Court-supervised vote is required to obtain consent from a majority of both the secured lenders and unsecured noteholders who are present and voting and who represent, in aggregate, not less than 66 2/3% of the principal amount of both the secured debt and unsecured notes, each being voted as a separate class. In addition, implementation of the recapitalization plan is subject to the execution of definitive documentation and to other customary conditions, and is also conditional upon receiving all required Court, Industry Canada, and other approvals.

        The Company's ability to continue as a going concern depends on its ability to successfully implement the recapitalization plan. The outcome of this matter is uncertain at this time. The consolidated financial statements do not include any adjustments to the amounts and classifications of assets and liabilities that might be necessary should the Company be unable to continue in business.

COMPANY OVERVIEW

        During 2001 the Company completed two equity financing initiatives, generating total net proceeds of $439,100,000. The Company also extended its coverage in 2001 with the addition of four CMAs and major highway corridors, and became the first Canadian wireless communications provider to offer data services based on the GPRS technology.

        In January 2001, the Company acquired for $150,000,000 the remaining 50% shares in Inukshuk owned by Look, thereby bringing its total ownership interest in Inukshuk to 100%. In conjunction with this acquisition, the Company made a public offering of 2,032,659 Class B Non-Voting Shares. The Company's two major shareholders concurrently purchased a further 1,671,045 Class B Non-Voting Shares, at the offering price, to maintain their current levels of ownership in the Company. This generated net proceeds of $97,100,000. For a number of months in 2001 and 2002, the Company pursued negotiations with potential business partners in view of financing the Company's MCS project to be carried out by Inukshuk. During the second quarter of 2002, the likelihood of concluding such an agreement became uncertain. Given this fact, and considering the difficult financial market conditions that the telecommunications industry is facing, the Company carried out a review to determine the impairment in value of its MCS licenses. For that purpose, and in the current circumstances, the Company was unable to evaluate its MCS licenses using the Trading Value or the Precedent Transactions Analysis methodologies. Therefore, the value of the MCS licenses was estimated using the expected present value of future discounted cash flows. In light of this context, and the unlikelihood of concluding an agreement with potential business partners, as well as the high cost of financing associated with the MCS project, the Company has written down the value of the MCS licenses to its estimated fair value of nil.

        Also in January 2001, Industry Canada began its process of auctioning the remaining 40 MHz of PCS spectrum. Given the Company's substantial existing spectrum holdings and the fact that bidding increased beyond what it viewed as reasonable, the Company decided to withdraw from the auctioning process.

        Early in 2001, the Company announced it was making organizational changes to ensure greater focus on its different segmented activities. The changes resulted in the creation of a new management division, Microcell PCS. This division brings particular focus to Microcell's PCS activities consisting of Connexions, which operates the Company's PCS network on a wholesale basis, and Solutions, which markets PCS under the Fido® brand name.

        In March 2001, Industry Canada renewed the Company's PCS License for a term of five years expiring on March 31, 2006. At the same time, Industry Canada announced its intention to initiate a public consultation process to review the cellular and PCS licenses conditions, terms and fees. This consultation was launched on December 21, 2002, with the release of Canada Gazette Notice DGRB-004-02, "Consultation on a New Fee and Licensing Regime for Cellular and Incumbent Personal Communications Services (PCS) Licensees". Issues raised for consultation included the following:

  •
  To extend the cellular and PCS licenses to ten-year terms from the current five, meaning Microcell's PCS License term would be extended to 2011 from the current 2006 expiry date;

  •
  To allow the cellular and PCS licensees to benefit from more liberal spectrum disposition rights, including the ability to transfer in whole or in part the assigned spectrum in both the geographic and spectral domains;

  •
  To modify the current cellular and PCS license fee regime from one requiring payment on a site by site basis to a "spectrum license", whereby a licensee pays for total spectrum assigned;

  •
  That there be no fee distinction between PCS and cellular spectrum; that is, for each assigned MHz, cellular and PCS licensees will be charged the same fee. Based on the transitional figures proposed in the Licensing Review document, 30 MHz of national PCS spectrum, such as Microcell holds today, would attract annual "spectrum license" fees of $45 million in 2011; and

  •
  To maintain the obligation that analog roaming and resale be offered by cellular licensees to PCS licensees.

        While the changes to the cellular and PCS license conditions and fees proposed in the consultation process have not been adopted, Industry Canada has stated an intention for any revisions eventually adopted following the consultation to be in effect by April of 2004. There can be no assurance, if there are any changes to the PCS License terms, conditions or fee structure eventually introduced, that these will not materially impact Microcell.

        In September 2001, the Company announced that it had launched a new generation of mobile data services, becoming the first Canadian wireless communications provider to offer data services based on the new GPRS technology. With a Motorola P280 GPRS handset and one of the Company's bundled voice and data monthly airtime packages, wireless users are now able to send and receive data at speeds of up to 56 kbps in a fully mobile environment using their GPRS handset or by connecting it to their laptop, personal computing device or personal digital assistant. With the Company's GPRS services, customers can also benefit from "always-on" access to the Internet, e-mail and corporate intranets.

        In September 2001, the Company unveiled Masq™, an extensible platform that enables mobile operators to rapidly implement secure mobile commerce solutions. The Company also introduced Masq Refill™, a turnkey account replenishment service used by operators to greatly reduce the costs associated with replenishing prepaid subscriber accounts.

        In November 2001, Microcell issued rights, to all existing Common shareholders, Class A Non-Voting shareholders, Class B Non-Voting shareholders and warrants holders, to subscribe for an aggregate of 122,955,459 Class B Non-Voting Shares at the offering price of $2.05 per share. Concurrently with this offering, two major financial institutions acquired, by way of a private placement, 30,000,602 Class B Non-Voting Shares, at the offering price, and Microcell's major shareholders purchased a further 18,032,012 Class B Non-Voting Shares, also at the offering price. The offering generated net proceeds of approximately $244,000,000. In addition, the options to acquire 30,000,602 and 18,032,012 Class B Non-Voting Shares were exercised, generating additional net proceeds of approximately $98,000,000.

        During 2001 and the nine-month period ended September 30, 2002, the Company laid off approximately 370 employees to adjust its work force to the requirements of its 2002-2003 operating plan. As a result, the Company recorded restructuring charges of $5,226,000 in 2001 and $ 3,761,000 for the nine-month period ended September 2002, primarily relating to severance payments made to employees laid off. In December 2002, the Company laid-off an additional 149 employees and incurred restructuring charges of $ 3,733,000.

        In February 2002, Microcell, together with Microcell Connexions and Microcell Solutions (the "Borrowers"), entered into an amendment to its existing amended and restated credit agreement with a group of lenders to increase its senior secured facilities from $750,000,000 to $850,000,000 by way of a U.S. dollar denominated senior secured term loan of U.S.$62,920,783 in an aggregate principal amount equivalent to C$100,000,000 (in this Appendix E, the "Tranche F"). The Tranche F bears interest at the U.S. base rate plus 2.5% or the U.S. LIBOR rate plus 3.5% and is payable in quarterly installments in U.S. dollars equivalent to C$500,000 starting in March 2003 and the outstanding balance equivalent to C$92,000,000 at the maturity in February 2007. The Tranche F ranks equally with the existing senior secured facilities and was fully drawn as of March 31, 2002. The senior secured facilities are collateralized by debentures of $1,100,000,000 issued by the Borrowers under trust deeds ($1,000,000,000 before the issuance of Tranche F). The debentures are collateralized by a first ranking security interest in all property and assets of Microcell and the Borrowers. The amendment to create the Tranche F included a 0.25 basis points pricing increase on all other Tranches of the senior secured loans. In conjunction with the Tranche F, Microcell Connexions and a vendor entered into a three-year purchase agreement whereby Microcell Connexions committed to purchase network infrastructure hardware and software from this vendor in an aggregate amount, at least equal to C$150,000,000. In December 2002, this agreement was amended to eliminate the purchase commitment.

        In April 2002, the Company offered the first GPRS card for personal computers (PC) that allows Canadians to access wireless data services across North America. The Novatel Wireless Merlin G100™ Wireless PC Card Modem brings valuable next-generation capabilities to Canadians doing business across the continent. Slightly larger than a credit card, the Merlin G100 slides into a portable computer's type II PC card slot, providing Internet access at speeds of up to 56 kbps. With its user-friendly wireless modem manager software, the Merlin G100 is compatible with a wide range of laptops, handheld devices and operating systems, including Microsoft Windows 98, 2000, Millennium Edition, XP and Pocket PC.

        Also in April 2002, the Company announced that it would be integrating the activities of one of its subsidiaries, Microcell i5 Inc., into those of its PCS division, in order to focus on offering the products and services developed by Microcell i5 Inc., namely the Fido® portal and mobile commerce services, to its PCS customers. These activities will continue to be presented as part of the Wireless Internet business segment.

        On June 5, 2002, the Staff of The Nasdaq Stock Market, Inc. (in this Appendix E, "Nasdaq") determined that the Company was ineligible to transfer its Class B Non-Voting Shares from the Nasdaq National Market to the Nasdaq SmallCap Market for failing to meet the minimum market capitalization requirement for listing on the Nasdaq SmallCap Market. As a result, the Company's Class B Non-Voting Shares were delisted from the Nasdaq National Market on July 11, 2002. Microcell's Class B Non-Voting Shares continue to be listed on the Toronto Stock Exchange (TSX) under the trading symbol "MTI.B".

        As of September 30, 2002, the Company offered PCS in twenty-one CMAs in Canada. In addition, the Company has deployed its GSM network in smaller communities and along major highway corridors. The Company estimates that its PCS network reaches some 19 million people or 61% of the Canadian population. Beyond this network footprint, the Company provides analog cellular roaming capabilities on the networks of other carriers, which increases its service area to 94% of the total Canadian population.

CONSOLIDATED RESULTS

Three- and nine-month periods ended September 30, 2002, compared with three- and nine-month periods ended September 30, 2001

        The Company's financial and operating statistics for the three- and nine-month periods ended September 30, 2002, compared with the three- and nine-month periods ended September 30, 2001, reflect the increase in its activities in CMAs covered as of September 30, 2001 and the growth of wireless penetration in Canada since that date. Accordingly, the Company's financial results for the periods described herein are not necessarily indicative of its future operating results, given the Company's operations.

        The figures for the three- and nine-month periods ended September 30, 2001 have been restated to reflect the adoption, at the end of 2001, of new accounting recommendations with respect to accounting for foreign exchange gains or losses on monetary items and non-monetary items carried at market value that have a fixed or ascertainable life extending beyond the end of the following year. Previously, these gains and losses were deferred and amortized on a straight-line basis over the term of the related items. The new recommendations require that these gains and losses be included in the determination of net income as they arise. This change in accounting policy has been applied retroactively and has had the following impact on the three- and nine-month periods ended September 30, 2001: total assets decreased by $31.5 million; net loss increased by $22.9 million and $16.2 million respectively; deficit increased by $31.5 million; and basic and diluted loss per share decreased by $0.36 and $1.66 respectively (including the effect of the 2001 rights issue as discussed in note 3 to the unaudited interim consolidated financial statements for the three- and nine-month periods ended September 30, 2002).

        The 2001 figures have also been adjusted to reflect the adoption of the provisions set forth in the Financial Accounting Standards Board's Emerging Issues Task Force (in this Appendix E, the "Task Force") issue entitled Accounting for Consideration Given by a Vendor to a Customer or a Reseller of the Vendor's Products (in this Appendix E, the "EITF 01-9"). The consensus reached by the Task Force ruled that a cash consideration (including a sales incentive) given by a vendor to a customer is presumed to be a reduction of the selling price of the vendor's products or services and, therefore, should be accounted for as a reduction of revenue. Previously, these considerations were presented as marketing expenses with the corresponding revenues. For the three- and nine-month periods ended September 30, 2002, the impact of the change was to reduce operating revenues and selling and marketing expenses for the PCS operating segment by $6.8 million and $24.1 million respectively ($7.3 million and $15.1 million for the three- and nine-month periods ended September 30, 2001). The impact for the year ended December 31, 2001 was a reduction of $19.3 million in both operating revenues and selling and marketing expenses. The adoption of EITF 01-9 did not have an effect on the Company's net loss, key operating measures or cash flows.

Reported results (in millions of dollars, except for per-share data)

Three-month period ended September 30,	2002	2001	Variance
	$	$ (Restated)	$
Revenues	154.5	146.4	8.1
Costs and operating expenses (excluding depreciation and amortization)	128.0	141.0	(13.0)
Operating income before depreciation and amortization	26.5	5.4	21.1
Depreciation and amortization	64.9	46.2	18.7
Operating loss	38.4	40.8	(2.4)
Interest expense and other	57.7	57.1	0.6
Foreign exchange loss	59.3	37.6	21.7
Gain — financial instruments	(8.8)	—	8.8
Loss (gain) in value of investments and marketable securities	2.9	6.9	(4.0)
Share of net loss in investees	2.3	0.5	1.8
Income tax provision	0.5	—	0.5
Net loss	152.3	142.9	9.4
Basic and diluted loss per share	0.63	1.37	(0.74)

Reported results (in millions of dollars, except for per-share data)

Nine-month period ended September 30,	2002	2001	Variance
	$	$ (Restated)	$
Revenues	440.3	399.9	40.4
Costs and operating expenses (excluding restructuring charges, impairment of intangible assets, depreciation and amortization)	374.1	423.0	(48.9)
Operating income (loss) before restructuring charges, impairment of intangible assets, depreciation and amortization	66.2	(23.1)	(89.3)
Impairment of intangible assets	223.4	—	223.4
Restructuring charges	3.8	—	3.8
Depreciation and amortization	169.1	130.7	38.4
Operating loss	330.1	153.8	176.3
Interest expense and other	166.7	160.6	6.1
Foreign exchange loss	6.5	42.8	(36.3)
Gain — financial instruments	(8.8)	—	8.8
Loss in value of investments and marketable securities	11.4	31.7	(20.3)
Share of net loss in investees	13.0	3.6	9.4
Income tax benefit	(72.1)	(2.4)	69.7
Net loss	446.8	390.1	56.7
Basic loss per share	1.86	3.75	(1.89)

        Consolidated revenues, for the three- and nine-month periods ended September 30, 2002, increased from $146.4 million to $154.5 million (+5%) and from $399.9 million to $440.3 million (+10%) respectively. The increase is mainly due to higher PCS service revenues resulting from an 8% year-over-year increase in the subscriber base, partially offset by lower PCS equipment sales. For detailed explanations, see the information on the PCS segment in the segmented results section.

        Costs and operating expenses, excluding depreciation and amortization, decreased by 9% from $141.0 million to $128.0 million for the three-month period ended September 30, 2002. This was the result of lower expenses of $8.5 million in the PCS segment, $3.8 million in the Wireless Internet segment and $0.7 million in the Investments segment (after all intersegment eliminations). As a result, the Company posted an operating income before depreciation and amortization of $26.5 million for the three-month period ended September 30, 2002, compared with $5.4 million for the same period in 2001, representing an improvement of $21.1 million or 391% year-over-year.

        On a year-to-date basis, costs and operating expenses, excluding restructuring charges, impairment of intangible assets, depreciation and amortization, decreased by 12% from $423.0 million to $374.1 million. This was the result of lower expenses of $39.4 million in the PCS segment (including the impact of a favourable clarification of provincial sales tax legislation related to handset subsidies, which resulted in the reversal of a $13.8 million cumulative provision previously accounted for), $7.3 million in the Wireless Internet segment, and $2.2 million in the Investments segment (after all intersegment eliminations). As a result, the Company posted an operating income before restructuring charges, impairment of intangible assets, depreciation and amortization of $66.2 million for the nine-month period ended September 30, 2002, compared with an operating loss before depreciation and amortization of $23.1 million for the same period in 2001. This represents an improvement of $89.3 million year-over-year. For detailed explanations, see the segmented results section.

        For a number of months, the Company has been pursuing negotiations with potential business partners in view of financing the Company's MCS project to be carried out by Inukshuk. During the second quarter, the likelihood of concluding such an agreement became uncertain. Given this fact, and considering the difficult financial market conditions that the telecommunications industry is facing, the Company carried out a review to determine the impairment in value of its MCS licenses. For that purpose, and in the current circumstances, the Company was unable to evaluate its MCS licenses using the Trading Value or Precedent Transactions Analysis methodologies. Therefore the value of the MCS licenses was estimated using the expected present value of future discounted cash flows. In light of this context, and the unlikelihood of concluding an agreement with potential business partners, as well as the high cost of financing associated with the MCS project, the Company has written down the value of the MCS licenses to nil. Accordingly, a non-cash expense affecting the Wireless Internet segment in the amount of $223.4 million was recorded in the three-month period ended June 30, 2002. The cost of future income tax related to the MCS licenses, resulting from the difference between the carrying value and the tax basis of the assets acquired, which was capitalized to the MCS licenses, was reversed, resulting in an income tax benefit in the amount of $72.9 million.

        The restructuring charges of $3.8 million for the nine-month period ended September 30, 2002 were recorded in the first quarter and related primarily to severance payments made to a number of employees laid off during such quarter in order to adjust the Company's workforce to the requirements of its 2002-2003 operating plan.

        Depreciation and amortization increased by $18.7 million and $38.4 million, respectively, for the three- and nine-month periods ended September 30, 2002. This was mainly due to the write-down of certain of the Company's capital assets to their net recoverable amounts and to the increase in capital assets as a result of network enhancement since September 30, 2001. Accordingly, the depreciation and amortization for the three-month period ended September 30, 2002 included write-downs of $17.9 million related to network and application software in the PCS segment. In addition, depreciation and amortization for the nine-month period ended September 30, 2002 included a write-down of $5.9 million related to the portal in the Wireless Internet segment.

        As a result, the operating loss for the three-month period ended September 30, 2002 decreased by $2.4 million while the operating loss for the nine-month period ended September 30, 2002 increased by $176.3 million, compared with the same periods in 2001.

        The increase in interest expense and other for the three- and nine-month periods ended September 30, 2002 was consistent with the interest payable and accreted on the senior discount notes due 2006, 2007 and 2009. The increase in foreign exchange loss of $21.7 million in the three-month period ended September 30, 2002 was mainly the result of the de-designation, for accounting purposes, of hedging agreements on the principal of the Senior Discount Notes due 2009 in the amount of US$270.0 million (the "Notes"). It was also the result of a higher level of long-term U.S.-dollar denominated debt that resulted from the accretion of interest from September 2001 to September 2002. The decrease in foreign exchange loss of $36.3 million in the nine-month period ended September 30, 2002 was due to the improvement of the exchange rate of the Canadian dollar relative to the U.S. dollar, especially on the long-term U.S.-dollar denominated debt.

        On July 15, 2002, the Company decided to unhedge the Notes and de-designate, for accounting purposes, the cross-currency swap on the principal of the Notes in the amount of US$270 million. On that day, the Company terminated US$220 million of the US$270 million hedging agreements, generating net proceeds of $28.9 million and a deferred gain of $17.8 million, which is being amortized over the remaining life of the Notes. The remaining hedging agreements (US$50 million) are now subject to market fluctuation, as are any speculative instruments. The gain on financial instruments, in the amount of $8.8 million, was due to the appreciation in the fair market value of the remaining US$50 million cross-currency swap from the date of its de-designation ($8.2 million), and to the amortization of the gain generated by the appreciation in the fair market value of the cross-currency swap before its de-designation as a hedging instrument ($0.6 million).

        The decreases of $4.0 million and $20.3 million, respectively, in the loss in value of investments and marketable securities for the three- and nine-month periods ended September 30, 2002 were mainly due to a lower number of investments and marketable securities in the Company's portfolio in 2002.

        The increases of $1.8 million and $9.4 million, respectively, in the share of loss in investees for the three- and nine-month periods ended September 30, 2002 were due to the Company's share of loss in GSM Capital, Limited Partnership ("GSM Capital"). This resulted from the general decline in market conditions for high-technology companies, which are the main component of the GSM Capital's portfolio.

        As a result, the Company posted consolidated net losses of $152.3 million and $446.8 million for the three- and nine-month periods ended September 30, 2002, respectively, compared with $142.9 million and $390.1 million for the same periods in 2001. Basic and diluted losses per share decreased from $1.37 to $0.63 for the three-month period ended September 30, 2002, and from $3.75 to $1.86 for the nine-month period ended

September 30, 2002. This was due to the increase in the weighted-average number of shares following the December 2001 rights issue.

Year ended December 31, 2001, compared with the year ended December 31, 2000

        The Company's financial and operating statistics for the year ended December 31, 2001, compared with the year ended December 31, 2000, reflect the increase in its activities in the CMAs covered as of December 31, 2000, the growth of wireless penetration in Canada, and the launch of commercial operations in four additional CMAs in 2001. Accordingly, the Company's financial results for the periods described herein are not necessarily indicative of its future operating results given the Company's future increases in network capacity and operations and the expected change in its subscriber base.

        The 2000 figures have been restated to reflect the adoption of the new accounting recommendations with respect to accounting foreign exchange gains or losses on monetary items and non-monetary items carried at market that have a fixed or ascertainable life extending beyond the end of the following year. Previously, these gains and losses were deferred and amortized on a straight-line basis over the term of the related items. The new recommendations require that these gains and losses be included in the determination of net income as they arise. This change in accounting policy has been applied retroactively and has had the following impact on the financial statements: For 2001, total assets decreased by $16.6 million, and deficit increased by $16.6 million. For 2000, total assets decreased by $15.3 million and deficit increased by $15.3 million.

        The 2001 and 2000 figures have also been adjusted to reflect the adoption of the provisions set forth in the EITF 01-9. The consensus reached by the Task Force ruled that a cash consideration (including a sales incentive) given by a vendor to a customer is presumed to be a reduction of the selling price of the vendor's products or services and, therefore, should be accounted for as a reduction of revenue. Previously, these considerations were presented as marketing expenses with the corresponding revenues. For the years ended December 31, 2001 and 2000, the impact of the change was to reduce operating revenues and selling and marketing expenses for the PCS operating segment by $19.3 million and $22.8 million respectively. The adoption of EITF 01-9 did not have an effect on the Company's net loss, key operating measures or cash flows.

        The rights issue completed in December 2001, which was offered to all shareholders of Microcell, contained a bonus element because the exercise price of the shares offered in the rights issue was below the fair market value of Microcell's shares at the issuance date. As a result, basic and diluted loss per share was adjusted retroactively for all periods presented in order to reflect the bonus element. Consequently, the number of shares used in computing basic and diluted loss per share for all periods presented prior to the rights issue is the weighted-average number of shares outstanding for those periods, multiplied by a factor of 1.5035. As a result, the loss per share for 2000 decreased by $1.12 (including the effect of the change in accounting policy discussed above) and the loss per share for the first three quarters of 2001 decreased respectively by $0.33, $0.96 and $0.36 (including the effect of the change in accounting policy discussed above).

Reported results (in millions of dollars, except for per-share data)

Years ended December 31,	2001	2000	Variance
	$ (Restated)	$ (Restated)	$
Revenues	541.5	406.0	135.5
Costs and operating expenses (excluding restructuring charges and depreciation and amortization)	551.3	518.3	33.0
Operating loss before restructuring charges and depreciation and amortization	9.8	112.3	(102.5)
Operating loss	193.0	243.6	(50.6)
Net loss	498.5	268.4	230.1
Basic loss per share	4.56	2.79	1.77

Quarterly data (Restated) (in millions of dollars, except for per-share data)

Year ended December 31, 2001 (unaudited)	Q1	Q2	Q3	Q4
	$	$	$	$
Revenues	119.4	134.1	146.4	141.6
Net loss	(172.0)	(75.2)	(142.9)	(108.4)
Basic loss per share	(1.67)	(0.72)	(1.37)	(0.88)
Diluted loss per share	(1.67)	(0.72)	(1.37)	(0.88)

Quarterly data (Restated) (in millions of dollars, except for per-share data)

Year ended December 31, 2000 (unaudited)	Q1	Q2	Q3	Q4
	$	$	$	$
Revenues	81.7	99.4	110.6	114.3
Net income (loss)	126.1	(133.9)	(123.7)	(136.9)
Basic earnings (loss) per share	1.40	(1.36)	(1.25)	(1.39)
Diluted earnings (loss) per share	1.38	(1.36)	(1.25)	(1.39)

        Consolidated revenues increased from $406.0 million to $541.5 million, representing a 33% growth over 2000. PCS business accounted for all of this increase, due mainly to a 31% increase in the subscriber base. Costs and operating expenses, excluding restructuring charges, depreciation and amortization, increased by 6% from $518.3 million to $551.3 million as a result of higher expenses in the PCS business segment for $19.7 million, in the Wireless Internet business segment for $13.2 million, and in the Investments segment for $0.1 million (all after intersegment eliminations). As a result, the operating loss before restructuring charges, depreciation and amortization, on a year-over-year basis, decreased by $102.5 million or 91% to $9.8 million in 2001, compared with an operating loss before depreciation and amortization of $112.3 million in 2000. The operating loss, at $193.0 million in 2001, decreased by $50.6 million for the same reasons but it was partially offset by a higher depreciation expense of $46.7 million and restructuring charges of $5.2 million. The restructuring charges recorded in 2001 relate primarily to severance payments made to a number of employees laid off during the year in order to adjust the Company's work force to the requirements of its 2002-2003 operating plan.

        The increase in consolidated net loss of $230.1 million is due mainly to the Investments segment ($209.2 million), where the sale of the Company's interest in Saraide Inc. resulted in a net gain of $153.8 million in 2000, compared with a net loss in value of investments in 2001 of $33.1 million. In addition, the Company posted a share of net loss in investees of $5.3 million in 2001, compared with a share of net income in investees of $20.6 million in 2000. The remaining unfavorable variance is explained by increased net losses in the PCS ($6.4 million) and the Wireless Internet ($14.3 million) segments.

        As a result, the Company posted a net loss and a net loss per share in 2001 of $498.5 million and $4.56 respectively, compared with $268.4 million and $2.79 in 2000.

Year ended December 31, 2000, compared with the year ended December 31, 1999

        The Company's financial and operating statistics for the year ended December 31, 2000, compared with the year ended December 31, 1999, reflect the increase in its activities in the CMAs covered as of December 31, 1999, the launch of commercial operations in two additional CMAs in 2000 and the extended coverage along major highway corridors. Accordingly, the Company's financial results for the periods described herein are not necessarily indicative of its future operating results given the Company's future increases in network coverage and operations and the expected increase in its subscriber base.

        The 2000 and 1999 figures have been restated to reflect the adoption of the new accounting recommendations with respect to accounting foreign exchange gains or losses on monetary items and non-monetary items carried at market that have a fixed or ascertainable life extending beyond the end of the following year. Previously, these gains and losses were deferred and amortized on a straight-line basis over the term of the related items. The new recommendations require that these gains and losses be included in the determination of net income as they arise. This change in accounting policy has been applied retroactively and has had the following impact on the financial statements: For 2001, total assets decreased by $16.6 million, and deficit increased by $16.6 million. For 2000, total assets decreased by $15.3 million and deficit increased by $15.3 million. For 1999, total assets increased by $2.7 million and deficit decreased by $2.7 million.

        The 2000 and 1999 figures have also been adjusted to reflect the adoption of the provisions set forth in the EITF 01-9. The consensus reached by the Task Force ruled that a cash consideration (including a sales incentive) given by a vendor to a customer is presumed to be a reduction of the selling price of the vendor's products or services and, therefore, should be accounted for as a reduction of revenue. Previously, these considerations were presented as marketing expenses with the corresponding revenues. For the years ended December 31, 2000 and 1999, the impact of the change was to reduce operating revenues and selling and marketing expenses for the PCS operating segment by $22.8 million and $10.9 million respectively. The adoption of EITF 01-9 did not have an effect on the Company's net loss, key operating measures or cash flows.

        The rights issue completed in December 2001, which was offered to all shareholders of Microcell, contained a bonus element because the exercise price of the shares offered in the rights issue was below the fair market value of Microcell's shares at the issuance date. As a result, basic and diluted loss per share was adjusted retroactively for all periods presented in order to reflect the bonus element. Consequently, the number of shares used in computing basic and diluted loss per share for all periods presented prior to the rights issue is the weighted-average number of shares outstanding for those periods, multiplied by a factor of 1.5035. As a result, the loss per share for 2000 decreased by $1.12 (including the effect of the change in accounting policy discussed above) and the loss per share for 1999 decreased by $3.12 (including the effect of the change in accounting policy discussed above).

Reported results (in millions of dollars, except for per-share data)

Years ended December 31,	2000	1999	Variance
	$ (Restated)	$ (Restated)	$
Revenues	406.0	260.5	145.5
Costs and operating expenses (excluding depreciation and amortization)	518.3	423.5	94.8
Operating loss before depreciation and amortization	112.3	163.0	(50.7)
Operating loss	243.6	270.4	(26.8)
Net loss	268.4	393.6	(125.2)
Basic loss per share	2.79	4.78	(1.99)

Quarterly data (Restated) (in millions of dollars, except for per-share data)

Year ended December 31, 2000 (unaudited)	Q1	Q2	Q3	Q4
	$	$	$	$
Revenues	81.7	99.4	110.6	114.3
Net income (loss)	126.1	(133.9)	(123.7)	(136.9)
Basic earnings (loss) per share	1.40	(1.36)	(1.25)	(1.39)
Diluted earnings (loss) per share	1.38	(1.36)	(1.25)	(1.39)

Quarterly data (Restated) (in millions of dollars, except for per-share data)

Year ended December 31, 1999 (unaudited)	Q1	Q2	Q3	Q4
	$	$	$	$
Revenues	53.0	60.3	68.2	79.0
Net loss	(87.8)	(81.1)	(102.8)	(121.9)
Basic loss per share	(1.05)	(0.98)	(1.23)	(1.46)
Diluted loss per share	(1.05)	(0.98)	(1.23)	(1.46)

        Consolidated revenues increased from $260.5 million to $406.0 million, representing a 56% growth over 1999. PCS business accounted for $145.3 million of this increase, due mainly to a 58% increase in the subscriber base. Costs and operating expenses, excluding depreciation and amortization, increased by 22% from $423.5 million to $518.3 million as a result of higher expenses in the PCS business for $91.4 million, in the new Wireless Internet business segment for $2.9 million and in the Investment segment for $0.5 million. As a result, the operating loss decreased by $26.8 million or 10%.

        The decrease in net loss of $125.2 million (32%) is due mainly to the Investment segment, where a net gain on disposal of investments in the amount of $153.8 million was recorded following the sale of the Company's interest in Saraide. The accounting of the Company's share of net income in various investees also contributed $28.8 million to the favourable variance.

        As a result, the Company posted a net loss and a basic loss per share of $268.4 million and $2.79 respectively, compared with $393.6 million and $4.78 in 1999.

SEGMENTED RESULTS

        The Company carries out its operations through three strategic business segments: PCS, Wireless Internet and Investments.

PCS SEGMENT

Three- and nine-month periods ended September 30, 2002, compared with three- and nine-month periods ended September 30, 2001

PCS Selected financial information (in millions of dollars)

Three-month period ended September 30,	2002	2001	Variance
	$	$ (Restated)	$
Revenues	154.5	146.6	7.9
Costs and operating expenses (excluding restructuring charges, depreciation and amortization)	127.1	136.0	(8.9)

PCS segment operating income	27.4	10.6	16.8

Nine-month period ended September 30,	2002	2001	Variance
	$	$ (Restated)	$
Revenues	440.3	400.8	39.5
Costs and operating expenses (excluding restructuring charges, depreciation and amortization)	369.6	408.4	(38.8)

PCS segment operating income (loss)	70.7	(7.6)	78.3

        PCS consists of wireless telecommunications services that use advanced and secure digital technology. The Company provides retail PCS in Canada to end-users and offers access to the Company's PCS network to third-party telecommunications providers (on a wholesale basis). The Company also offers data services based on GPRS technology.

PCS revenues (in millions of dollars)

Three-month period ended September 30,	2002	2001	Variance
	$	$ (Restated)	$
Services	149.2	140.9	8.3
Equipment sales	5.3	5.6	(0.3)
Revenues–intersegment	—	0.1	(0.1)

Revenues	154.5	146.6	7.9

PCS revenues (in millions of dollars)

Nine-month period ended September 30,	2002	2001	Variance
	$	$ (Restated)	$
Services	425.9	374.4	51.5
Equipment sales	14.3	25.4	(11.1)
Revenues–intersegment	0.1	1.0	(0.9)

Revenues	440.3	400.8	39.5

        The Company's PCS revenues consist primarily of subscriber service revenues, which are generated from monthly billings for access fees, incremental airtime charges, prepaid time consumed or expired and fees for value-added services, and revenues from equipment sales. In the third quarter of 2002, service revenues grew 6% year-over-year, from $140.9 million to $149.2 million. This result was driven by an 8% expansion in the Company's retail customer base over the past twelve months, partially offset by a lower blended ARPU. For the first nine months of 2002, the Company recorded services revenue growth of 14%, year-over-year. This improvement, which can be attributed mainly to customer base expansion due to increased activities in the 21 CMAs covered as of September 30, 2002, was partially offset by a decline in blended ARPU. Equipment sales were $5.3 million and $14.3 million for the three- and nine-month periods ended September 30, 2002, respectively, compared with $5.6 million and $25.4 million for the same periods in 2001. The decrease in quarterly and year-to-date equipment sales was primarily the result of lower handset prices due to promotional offers on several new models, a greater volume of retention and satisfaction discounts, as well as to decreased accessory sales.

        Intersegment revenues represent services provided by the PCS segment to the other segments of the Company and are eliminated upon consolidation, along with the associated expenses.

        The Company's retail prepaid ARPU for the three- and nine-month periods ended September 30, 2002 was $19.34 and $17.83, respectively, compared with $20.94 and $21.88 for the same periods in 2001. The decline in quarterly ARPU can be explained by lower airtime revenues due to the introduction of a new prepaid pricing structure in August 2002, while year-to-date prepaid ARPU declined as a result of lower minutes of usage ("MOU"). The reduction in prepaid MOU stemmed from the migration of high-usage prepaid customers to postpaid monthly plans. Average monthly prepaid MOU for the third quarter and year-to-date 2002 was 62 and 54 minutes, respectively, compared with 62 and 65 minutes for the same periods in 2001. Retail postpaid ARPU was $61.27 for the third quarter of 2002 and $59.19 for the first nine months of 2002, compared with $66.28 and $61.01 for the same periods in 2001. The decrease in postpaid ARPU was due mainly to lower roaming revenues and lower airtime revenues due to promotional offers in past quarters that featured free weeknight and weekend usage. This unlimited usage option, as well as seasonal factors, resulted in a higher average postpaid MOU of 361 minutes and 360 minutes for the third quarter and year-to-date 2002, compared with 319 minutes and 304 minutes for the same periods in the prior year. Accordingly, the Company's blended ARPU for the third quarter decreased to $41.50 from $44.19 for the same quarter in 2001. Similarly, on a year-to-date basis, the combined postpaid and prepaid ARPU decreased to $39.85 in 2002 from $41.50 for the same period in 2001.

        The calculation of both prepaid and blended ARPU for the first nine months of 2002 includes an adjustment made during the second quarter of 2002 to remove 90,000 inactive prepaid customers from the Company's retail customer base. The Company defines inactive prepaid service customers as those who have not made or received a call for a period of more than one month. Of these 90,000 inactive prepaid service customers, 40,000 customers were deactivated following the termination of a customer retention program. The 90,000 figure represents approximately the average monthly number of inactive accounts in the Company's prepaid customer base in the twelve months preceding the second quarter of 2002. By excluding these inactive accounts from the reported customer base, the Company believes that it is providing a more accurate representation of the Company's quarterly and year-to-date prepaid operating statistics for ARPU and average monthly usage.

        During the third quarter of 2002, the Company activated 150,805 new gross retail customers, a decrease of 6% from the 159,941 gross activations generated in the same quarter in 2001. Although this result is reflective of the continuing competitive market conditions within the Canadian wireless industry, as well as the Company's prudent approach toward customer acquisition given its focus on cash preservation, the estimated market share of industry gross additions in regions where Fido Service is offered remained above 20%. Postpaid subscriber additions represented 59,148 of the total gross activations in the third quarter of 2002, compared with 93,852 in the same quarter last year, while prepaid accounted for the remaining 91,657 new wireless gross activations, up from 66,089 in the third quarter of 2001. The proportion of gross prepaid activations in the third quarter increased year-over-year due mainly to the positive effect of changes made to the Company's prepaid pricing structure that offers customers per-minute rates that are more comparable to its monthly postpaid packages. The new prepaid pricing format, which targets the youth and young adult market segments (two of the fastest growing segments in the Canadian wireless market), should allow the Company to reduce its bad debt exposure and to reduce involuntary churn in future quarters. On a year-to-date basis for 2002, gross activations were 437,732, up 5% from 415,129 in 2001.

        As of September 30, 2002, the Company provided wireless service to 1,194,733 retail PCS customers, 604,851 of which were on postpaid and 589,882 on prepaid. The total number of customers represents an 8% year-over-year increase, and includes the aforementioned removal of 90,000 inactive prepaid customers. The Company added 5,978 and 75,523 new net retail customers, respectively, in the three- and nine-month periods ended September 30, 2002, compared with 66,698 and 186,334 for the same periods in 2001. Third quarter and year-to-date net additions were significantly lower this year compared with the previous year due primarily to tightened credit policies, higher churn, and softer industry subscriber growth. Net additions for both the third quarter and first nine months of 2002 were entirely prepaid, compared with only 15% and 37% of total net additions in the same periods in 2001. This was due to substantially higher postpaid involuntary churn to disconnect non-paying customers, increased migration of postpaid customers to prepaid service, and a pronounced marketing emphasis on postpaid customer acquisition by the competition. In addition, as at the end of the third quarter of 2002, Microcell provided PCS network access to 22,062 wholesale subscribers, compared to 16,899 twelve months earlier.

        The blended post-guarantee period monthly churn rate (number of deactivated users divided by the average number of active users during the period), increased to 3.9% and 3.3% for the three- and nine-month periods ended September 30, 2002, respectively, compared with 2.8% and 2.5% for the same periods in 2001. The year-over-year increases in the blended churn rate were due primarily to substantially higher postpaid customer churn. Postpaid churn increased to 3.5% in the third quarter of 2002 and to 3.0% for the first nine months of 2002 from 2.0% and 1.9% for the same periods in 2001 because of continuing high Company-initiated churn to disconnect non-paying and credit-challenged customers. The Company continued to generate significant involuntary customer churn due to some marketing programs and policies implemented throughout 2001 and at the beginning of 2002 to increase postpaid customer acquisition. In particular, a special plan was devised to allow customers with a low credit rating to access a postpaid plan that included a variable-spending limit. This program was terminated during the third quarter of 2002, but may still negatively impact the churn rate for the remainder of 2002. Excluding the effect of this program on churn, the postpaid churn rate was 2.2% and 1.9%, respectively, for the third quarter and first nine months of 2002. Similarly, prepaid churn was higher at 4.3% and 3.5% for the three- and nine-months ended September 30, 2002, respectively, compared with 3.7% and 3.0% for the same periods one year ago. These increases were due largely to higher churn among occasional, security-type users, as well as to competitive handset offers.

PCS costs and operating expenses (in millions of dollars)

Three-month period ended September 30,	2002	2001	Variance
	$	$ (Restated)	$
Cost of products and services	74.8	84.7	(9.9)
Selling and marketing	25.0	29.7	(4.7)
General and administrative	27.3	21.6	5.7

Costs and operating expenses (excluding restructuring charges, depreciation and amortization)	127.1	136.0	(8.9)

PCS costs and operating expenses (in millions of dollars)

Nine-month period ended September 30,	2002	2001	Variance
	$	$ (Restated)	$
Cost of products and services	209.5	255.0	(45.5)
Selling and marketing	80.8	85.0	(4.2)
General and administrative	79.3	68.4	10.9

Costs and operating expenses (excluding restructuring charges, depreciation and amortization)	369.6	408.4	(38.8)

        In keeping with its focus on cash preservation, the Company continued to exercise prudence in controlling costs. PCS costs and operating expenses (excluding restructuring charges, depreciation and amortization) decreased by $8.9 million and $38.8 million for the three- and nine-month periods ended September 30, 2002, respectively, when compared to the same periods in 2001. Year-to-date expenses included a clarification of a provincial sales tax legislation related to handset subsidies, which resulted in the reversal of a previously accounted for provision of $13.8 million. Normalized for this reduction in expenses, year-to-date PCS costs and operating expenses for 2002 decreased $25.0 million. The year-over-year improvements were the result of lower cost of products and services and a decrease in selling and marketing expenses. The cost of products and services of $74.8 million for the third quarter of 2002 was composed of $28.3 million for cost of products and $46.5 million for cost of services, compared with cost of products of $32.5 million and cost of services of $52.2 million for the same quarter in 2001. The 13% year-over-year improvement in cost of products resulted mainly from lower per-unit handset costs, partially offset by slightly higher prepaid voucher production costs due to the introduction of a new prepaid pricing format in August 2002 and a larger volume of handsets sold. Cost of services consists of site-related expenses, transmission costs, spectrum license fees, contribution revenue taxes, customer care costs, and other direct costs related to network operations. The decrease in cost of services was due primarily to lower network operating costs of $3.0 million, and a lower contribution revenue tax rate for 2002 (1.4% of eligible revenue) compared to the previous year (4.5% of eligible revenue), which resulted in a $4.0 million year-over-year reduction in contribution charges paid to the CRTC. These were offset by higher customer care expenses of $1.3 million.

        For the nine-month period ended September 30, 2002, the cost of products and services, at $209.5 million, was composed of $72.9 million for cost of products and $136.6 million for cost of services, compared with cost of products of $106.2 million and cost of services of $148.8 million for the same period in 2001. The $33.3 million improvement in cost of products was composed of a $13.8 million sales tax provision reversal described previously; a lower per-unit cost for handsets and prepaid vouchers sold resulting in savings of $29.1 million; a lower cost of accessory sales of $1.0 million; and reduced shrinkage and obsolescence of inventories of $2.6 million. This was offset by a larger volume of handsets sold, or provided through customer retention initiatives, resulting in higher costs totalling $13.2 million. Similarly, the majority of the $12.2 million improvement in cost of services was related to a $9.9 million reduction in contribution charges paid to the CRTC, while a further $4.3 million in savings was due to lower network operating costs from reduced interconnection fees and trunking charges. These cost reductions were offset by a $2.0 million increase in customer care expenses for the first nine months of 2002, compared with the same period in 2001.

        Selling and marketing costs include compensation expenses and other distribution channel costs, as well as advertising expenses. Despite increased spending on retention programs associated with the Company's customer life cycle initiatives and a larger number of gross additions on a year-to-date basis, selling and marketing costs decreased by $4.7 million and $4.2 million, respectively, for the three- and nine-month periods ended September 30, 2002, compared with the same periods in 2001. This improved cost performance reflects lower salaries and benefits resulting from a reduced sales force, and careful management of advertising expenses and retail partner compensation plans.

        The COA, which consists of handset subsidy and related selling and marketing expenses, improved 19% to $251 per gross addition for the third quarter of 2002, compared with $311 per gross addition for the same quarter in 2001. The year-over-year improvement was due to tight control over spending on advertising and promotions, as well as to the higher mix of prepaid versus postpaid gross additions. On a year-to-date basis, the retail COA decreased 17% from $351 per gross addition in 2001 to $290 per gross addition this year. This improvement can be attributed to a larger number of gross activations, reduced handset subsidies resulting from a lower-cost mix of GSM handsets negotiated by the Company, as well as to advertising and channel compensation costs that were well managed despite the increased number of gross postpaid additions.

        General and administrative expenses were $27.3 million and $79.3 million for the third quarter and year-to-date 2002, respectively, compared to spending of $21.6 million and $68.4 million for the same periods last year. General and administrative expenses consist of employee compensation and benefits, facilities, bad debt and various other expenses. The increases were due primarily to higher bad debt expenses, which can be attributed to a larger number of credit-challenged customers in the subscriber base as a result of past marketing programs and policies implemented to optimize postpaid customer acquisition. As of September 30, 2002, the number of employees within the PCS segment was 2,248 (expressed as a full-time equivalent), compared with 2,349 one year earlier.

        PCS EBITDA for the third quarter improved by 158%, year-over-year, to $27.4 million from $10.6 million. Despite high churn, this result was achieved because of a 6% increase in service revenues from an 8% increase in the cumulative subscriber base, and a 7% reduction in costs and operating expenses before depreciation and amortization. EBITDA margin as a percentage of service revenues improved to 18% in the third quarter of 2002, compared with 8% one year earlier. While part of the margin improvement, year-over-year, relates to slow customer growth and hence lower marketing expenses, it also relates to improved operating cost efficiencies. Excluding a $3.8 million restructuring charge incurred as a result of workforce reductions during the first quarter of 2002, year-to-date PCS EBITDA increased by $78.3 million to $70.7 million in 2002 when compared to the corresponding period in 2001. Before the favourable $13.8 million provincial sales tax clarification on handset subsidies, year-to-date PCS EBITDA for 2002 was $56.9 million, compared with negative $7.5 million for the same period in 2001.

Year ended December 31, 2001, compared with the year ended December 31, 2000

PCS Selected financial information (in millions of dollars)

Years ended December 31,	2001	2000	Variance
	$ (Restated)	$ (Restated)	$
Revenues	542.5	407.7	134.8
Costs and operating expenses (excluding restructuring charges and depreciation and amortization)	534.3	513.4	20.9
Operating income (loss) before restructuring charges and depreciation and amortization	8.2	(105.7)	(113.9)
Operating loss	(172.4)	(236.7)	(64.3)
Net loss before intersegment eliminations	(445.0)	(438.6)	6.4
Net intersegment eliminations	(0.7)	(3.3)	(2.6)
Net loss	(445.7)	(441.9)	3.8

        The increase in revenues was the result of increased activities in all CMAs covered as of December 31, 2000, the growth of wireless penetration in Canada, and the launch of commercial operations in four additional CMAs since that date. As of December 31, 2001, the Company had 1,209,210 subscribers, representing an increase of 31% in its subscriber base compared with December 31, 2000. Fido postpaid service accounted for 637,698 subscribers and Fido prepaid service accounted for 571,512 subscribers. Revenue and subscribers are expected to increase as the Company increases its penetration in the covered CMAs and as new products and services are launched.

PCS revenues (in millions of dollars)

Years ended December 31,	2001	2000	Variance
	$ (Restated)	$ (Restated)	$
Services	509.0	365.5	143.5
Equipment sales	32.4	40.3	(7.9)
Revenue — intersegment	1.1	1.9	(0.8)

Revenues	542.5	407.7	134.8

        Service revenues increased by 39% on a year-over-year basis to reach $509.0 million. Fido postpaid monthly ARPU increased to $60.56 for the year from $56.69 in 2000. This increase was due mainly to higher value-added service revenues following the addition of the Unlimited Evenings and Weekends option to the range of Fido options as well as higher roaming and PCS License fee revenues. On the other hand, Fido prepaid service provided an ARPU of $20.99 for the year, compared with $27.14 in 2000. This decrease was due mainly to lower minutes of usage following the success of the migration program, which prompted the migration of high-usage customers from Fido prepaid to Fido postpaid. When combined, Fido postpaid and Fido prepaid services provided a blended ARPU of $41.14 for the year, compared with $43.55 in 2000.

        The monthly churn rate (number of deactivated users divided by the average number of active users in the period), excluding returns during the satisfaction guarantee periods, was 2.6% in 2001 compared with 2.2% in 2000 as a result of higher prepaid churn mainly due to the reduction of the validity period on the $10 prepaid vouchers.

PCS costs and operating expenses (in millions of dollars)

Years ended December 31,	2001	2000	Variance
	$ (Restated)	$ (Restated)	$
Cost of products and services	326.7	304.5	22.2
Selling and marketing	114.2	118.9	(4.7)
General and administrative	92.2	90.0	2.2
Operating expenses — intersegment	1.2	—	1.2

Costs and operating expenses (excluding restructuring charges and depreciation and amortization)	534.3	513.4	20.9
Depreciation and amortization	177.0	131.0	46.0
Restructuring charges	3.6	—	3.6

Costs and operating expenses	714.9	644.4	70.5

        The increase in costs and expenses in 2001, as compared with 2000, is directly related to network expansion and to the rapid growth of the subscriber base. However, the retail cost of acquisition per subscriber, which consists of a handset subsidy and related selling and marketing expenses, decreased by 17% in 2001, to $321, compared with $388 in 2000. The decrease in the retail cost of acquisition per subscriber is mainly attributable to the lower cost of handsets negotiated by the Company and to the improved per-unit selling and marketing expenses brought about by economies of scale from the Company's rapid subscriber growth.

        The cost of products and services increased to $326.7 million in 2001, compared with $304.5 million in 2000. This increase is the result of an increase of $6.6 million in equipment costs mainly due to the higher volume of handsets sold partially offset by their lower per-unit cost; an increase of $8.8 million in network operating costs due to higher contribution revenue charges paid to the Canadian Radio-television and Telecommunications Commission partially offset by lower site-related expenses; and, an increase of $6.8 million in customer care and training costs. The increased cost of products and services is consistent with the Company's network enhancement activities, as well as the expansion of its subscriber base.

        Selling and marketing costs include compensation expenses and other distribution channel costs, as well as advertising expenses. Lower selling and marketing costs reflects cost control over advertising and promotion expenses in a highly competitive wireless environment. The number of points of sale increased by 36% to 5,268 as of December 31, 2001, compared with 3,870 as of December 31, 2000.

        The increase of $2.2 million in general and administrative expenses was mainly due to higher subscriber-related expenses and higher capital tax partially offset by lower salaries and benefits. As of December 31, 2001, the number of employees within the PCS business was 2,302 (expressed in full-time equivalent), compared with 2,495 as of December 31, 2000.

        Depreciation and amortization increased to $177.0 million in 2001 compared with $131.0 million in 2000, due to the increase in capital assets as a result of network expansion since December 31, 2000.

        In 2001, the Company laid off a number of employees in its PCS business segment to adjust its work force to the requirements of its 2002-2003 operating plan. The restructuring charges of $3.6 million relate primarily to severance payments.

Other PCS revenues and expenses (in millions of dollars)

Years ended December 31,	2001	2000	Variance
	$	$ (Restated)	$
Interest income	6.4	20.3	(13.9)
Interest expense	215.8	185.5	30.3
Financing charges	8.3	8.7	(0.4)
Foreign exchange loss	54.5	28.0	26.5

        The decrease in interest income in 2001 compared with 2000 was due to lower cash and short-term investments on-hand during the first three quarters of 2001 compared with the same periods in 2000.

        The increase in interest expense was due to the draw-downs in 2001 on the Senior Secured Revolving Credit Loan and was consistent with the accretion of interest on the Senior Discount Notes due 2006, 2007 and 2009.

        The increase in foreign exchange loss was due to the deterioration of the exchange rate of the Canadian dollar relative to the U.S. dollar.

Year ended December 31, 2000, compared with the year ended December 31, 1999

PCS Selected financial information (in millions of dollars)

Years ended December 31,	2000	1999	Variance
	$ (Restated)	$ (Restated)	$
Revenues	407.7	261.1	146.6
Costs and operating expenses (excluding depreciation and amortization)	513.4	422.0	91.4
Operating loss before depreciation and amortization	105.7	160.9	(55.2)
Operating loss	236.7	268.1	(31.4)
Net loss before intersegment eliminations	438.6	382.9	55.7
Net intersegment eliminations	3.3	1.7	1.6
Net loss	441.9	384.6	57.3

PCS revenues (in millions of dollars)

Years ended December 31,	2000	1999	Variance
	$ (Restated)	$ (Restated)	$
Services	365.5	228.4	137.1
Equipment sales	40.3	32.1	8.2
Revenue — intersegment	1.9	0.6	1.3

Revenues	407.7	261.1	146.6

        The increase in revenues was the result of increased activities in all CMAs covered as of December 31, 1999, the launch of commercial operations in two additional CMAs in 2000, and the extended coverage along major highway corridors. As of December 31, 2000, the Company had 922,527 subscribers, representing an increase of 58% compared with December 31, 1999. Net subscriber additions for the year ended December 31, 2000 were 338,040, an increase of 12% compared to 1999. Fido postpaid service accounted for 119,770 subscriber additions, or 35% of the Company's total net retail subscriber additions, and Fidomatic prepaid service accounted for 218,270 subscriber additions. Revenue and subscribers are expected to increase as the Company increases its penetration in the covered CMAs and as commercial services are launched in other CMAs and population centres.

        Fido postpaid monthly ARPU decreased to $56.69 for the year from $59.57 in 1999. This decrease is due mainly to lower airtime revenues combined with lower basic service fees that were partially offset by higher roaming service revenues and higher value-added service revenues. On the other hand, Fidomatic prepaid service had a favourable impact on the subscriber base and provided an ARPU of $27.14 for the year, representing a 10% increase over 1999. This increase is due mainly to the introduction of value-added services late in 1999. When combined, postpaid Fido and prepaid Fidomatic services provided a blended ARPU of $43.55 for the year.

        The monthly churn rate (number of deactivated users divided by the average number of active users in the period), excluding returns during the satisfaction guarantee periods, was 2.2% in 2000 compared with 2.1% in 1999.

PCS costs and operating expenses (in millions of dollars)

Years ended December 31,	2000	1999	Variance
	$ (Restated)	$ (Restated)	$
Cost of products and services	304.5	238.0	66.5
Selling and marketing	118.9	108.2	10.7
General and administrative	90.0	75.8	14.2

Costs and operating expenses (excluding depreciation and amortization)	513.4	422.0	91.4

        The increase in costs and expenses in 2000, as compared with 1999, is directly related to network expansion and to the rapid growth of the subscriber base. However, the retail cost of acquisition per subscriber, which consists of a handset subsidy and related selling and marketing expenses, decreased by 8% in 2000, to $388, compared with $421 in 1999. The decrease in the retail cost of acquisition per subscriber is mainly attributable to the lower cost of handsets negotiated by the Company and to the improved per-unit selling and marketing expenses brought about by economies of scale from the Company's rapid subscriber growth.

        The cost of products and services increased to $304.5 million in 2000, compared with $238.0 million in 1999. This increase is the result of increases of $43.9 million in equipment costs, of $12.1 million in network operating costs, and of $10.5 million in customer care and training costs. The increased cost of products and services is consistent with the Company's network enhancement activities, as well as the expansion of its customer base.

        Selling and marketing costs include compensation expenses and other distribution channel costs, as well as advertising expenses. Selling and marketing costs increased as a result of expenses related to increasing the Company's market penetration in the CMAs covered as of December 31, 1999, and to establishing the Company's direct distribution channels in the new CMAs covered since that date. The number of points of sale increased by 94% to 3,870 as of December 31, 2000, compared with 1,999 as of December 31, 1999.

        The increase of $14.2 million in general and administrative expenses is the result of increased costs related to the increase in the subscriber base and revenues, which are in line with industry standards on a percentage of revenue basis. As of December 31, 2000, the number of employees within the PCS business was 2,495 (expressed in full-time equivalent), compared with 2,472 as of December 31, 1999.

Other PCS revenues and expenses (in millions of dollars)

Years ended December 31,	2000	1999	Variance
	$ (Restated)	$ (Restated)	$
Depreciation and amortization	131.0	107.2	23.8
Interest income	20.3	8.6	11.7
Interest expense	185.5	147.5	38.0
Financing charges	8.7	7.6	1.1
Foreign exchange loss (gain)	28.0	(30.9)	(58.9)

        Depreciation and amortization increased to $131.0 million in 2000 compared with $107.2 million in 1999, due to the increase in capital assets as a result of network expansion since December 31, 1999. The increase in interest income in 2000 compared with 1999 is due mainly to the cash invested following the sale of marketable securities and the issuance of 9,590,000 Class A Non-Voting Shares in February 2000 to VoiceStream Wireless Corporation. The increase in interest expense is consistent with the accretion of interest on the Senior Discount Notes due 2006 and 2007, and is also due to the accreted interest on the Senior Discount notes due 2009 as well as the interest on the Senior Secured Term Loans (Tranche E) issued and drawn during the second quarter of 1999.

WIRELESS INTERNET SEGMENT

        Through its Wireless Internet business segment, the Company provides mobile Internet services to its PCS subscribers and had planned to build a high-speed Internet Protocol-based data network using MCS technology in the 2500 MHz range. The Company had planned to build the MCS network through Inukshuk. However, due to the current financial context and to the fact that building this type of network would require significant additional financing from external sources, the Company has decided to suspend indefinitely the building of its MCS network.

Three- and nine-month periods ended September 30, 2002, compared with three- and nine-month periods ended September 30, 2001

Selected financial information (in millions of dollars)

Three-month period ended September 30,	2002	2001	Variance
	$	$	$
Revenues	0.4	4.3	(3.9)
Costs and operating expenses (excluding impairment of intangible assets, depreciation and amortization)	1.2	6.3	(5.1)

Wireless Internet segment operating loss	(0.8)	(2.0)	(1.2)

Selected financial information (in millions of dollars)

Nine-month period ended September 30,	2002	2001	Variance
	$	$	$
Revenues	1.9	12.4	(10.5)
Costs and operating expenses (excluding impairment of intangible assets, depreciation and amortization)	13.2	17.7	(4.5)
Impairment of intangible assets	223.4	—	223.4

Wireless Internet segment operating loss	(234.7)	(5.3)	229.4

        During the third quarter of 2002, the Company focused on the development of an extensible platform, Masq™, that will enable Microcell's PCS division to implement secure mobile commerce solutions. Also in the third quarter, Inukshuk continued to conduct trials to test the next generation of broadband wireless technology with certain vendors.

        For a number of months, the Company has been pursuing negotiations with potential business partners in view of financing the Company's MCS project to be carried out by Inukshuk. During the second quarter, the likelihood of concluding such an agreement became uncertain. Given this fact, and considering the difficult financial market conditions that the telecommunications industry is facing, the Company carried out a review to determine the impairment in value of its MCS Licenses. For that purpose, and in the current circumstances, the Company was unable to evaluate its MCS Licenses using the Trading Value or the Precedent Transactions Analysis methodologies. Therefore the value of the MCS Licenses was estimated using the expected present value of future discounted cash flows. In light of this context, and the unlikelihood of concluding an agreement with potential business partners, as well as the high cost of financing associated with the MCS project, the Company has written down the value of the MCS Licenses to nil. Accordingly, a non-cash expense affecting the Wireless Internet segment in the amount of $223.4 million was recorded in the three-month period ended June 30, 2002. The cost of future income tax related to the MCS Licenses, resulting from the difference between the carrying value and the tax basis of the assets acquired, which was capitalized to the MCS Licenses, was reversed, resulting in an income tax benefit in the amount of $72.9 million.

        Revenues decreased by $3.9 million and $10.5 million for the three- and nine-month periods ended September 30, 2002 due to the fact that no licenses for the use of the portal developed by Microcell i5 were sold during these periods. Revenues, at $0.4 million and $1.9 million, represent management fees charged by the Wireless Internet segment to the PCS segment for the maintenance of the portal used by the PCS segment.

        Costs and operating expenses before impairment of intangible assets, depreciation and amortization decreased to $1.2 million and $13.2 million for the three- and nine-month periods ended September 30, 2002, respectively, compared with $6.3 million and $17.7 million for the same periods in 2001. These decreases reflect the Company's business plan guideline to keep the allocation of resources outside the PCS segment to a minimum, unless these operations can be independently financed.

        As a result, the Company posted a Wireless Internet segment operating loss of $0.8 million and $234.7 million for the three- and nine-month periods ended September 30, 2002, respectively, compared with $2.0 million and $5.3 million for the same periods in 2001.

Year ended December 31, 2001, compared with the year ended December 31, 2000

Selected financial information (in millions of dollars)

Years ended December 31,	2001	2000	Variance
	$	$	$
Revenues	12.2	9.3	2.9
Costs and operating expenses (excluding restructuring charges and depreciation and amortization)	20.3	6.8	13.5
Operating income (loss) before restructuring charges and depreciation and amortization	(8.1)	2.5	(10.6)
Depreciation and amortization	2.1	—	2.1
Restructuring charges	1.6	—	1.6
Operating loss	(11.8)	2.5	(14.3)
Net income (loss) before intersegment eliminations	(12.0)	2.3	(14.3)
Net intersegment eliminations	(8.1)	(5.3)	2.8
Net loss	(20.1)	(3.0)	17.1

        In 2001, revenues of $12.2 million increased by $2.9 million following the sale to Solutions of licenses for the use of wireless Internet services developed by Microcell i5. Costs and operating expenses before restructuring charges, depreciation and amortization, increased to $20.3 million in 2001, compared with $6.8 million in 2000. This increase was mainly due to the fact that the Wireless Internet segment, through Microcell i5, was in operation for the full year in 2001 compared to 2000 when it only commenced operations during the year.

        In 2001, the Company started to depreciate and amortize its capital assets in the Wireless Internet business segment, excluding Inukshuk's MCS Licenses, and, as a result, recorded $2.1 million of depreciation and amortization. During the year, the Company laid off a number of employees in its Wireless Internet business segment to adjust its work force to the requirements of its 2002-2003 operating plan. The restructuring charges of $1.6 million relate primarily to severance payments.

Year ended December 31, 2000, compared with the year ended December 31, 1999

        As these operations only commenced in 2000, revenues and expenses were not significant. During 2000, $9.3 million was recorded as revenues following the sale of professional services related to the integration of a portal solution to the PCS segment. Also, a corresponding $3.8 million was recorded as cost of services, and expenses in the amount of $3.1 million were incurred in order to set up the operations. Finally, the Company incurred $17.8 million in capital expenditures in 2000. The selected following financial information presents a summary of the results of operations in 2000:

Selected financial information (in millions of dollars)

Years ended December 31,	2000	1999	Variance
	$	$	$
Revenues	9.3	—	9.3
Costs and operating expenses	6.8	—	6.8
Net income before intersegment eliminations	2.3	—	2.3
Net intersegment eliminations	(5.3)	—	(5.3)
Net loss	(3.0)	—	(3.0)

INVESTMENTS SEGMENT

        The Investments segment consists mainly of various wireless or high technology investments or projects that primarily involve Microcell Capital and Microcell Labs.

Three- and nine-month periods ended September 30, 2002, compared with three- and nine-month periods ended September 30, 2001

Selected financial information (in millions of dollars)

Three-month period ended September 30,	2002	2001	Variance
	$	$	$
Revenues	—	0.1	(0.1)
Costs and operating expenses (excluding depreciation and amortization)	—	1.1	(1.1)
Loss in value of investments and marketable securities	2.9	6.8	(3.9)
Share of net loss in investees	2.3	0.5	1.8

Investments segment operating loss	5.2	8.3	(3.1)

Selected financial information (in millions of dollars)

Nine-month period ended September 30,	2002	2001	Variance
	$	$	$
Revenues	—	0.2	(0.2)
Costs and operating expenses (excluding depreciation and amortization)	—	3.0	(3.0)
Loss in value of investments and marketable securities	11.3	31.7	(20.4)
Share of net loss in investees	13.0	3.6	9.4

Investments segment operating loss	24.3	38.1	(13.8)

        The Investments segment operating loss stood at $5.2 million and $24.3 million for the three- and nine-month periods ended September 30, 2002, respectively, compared with $8.3 million and $38.1 million for the same periods in 2001.

        Lower costs and operating expenses for the three- and nine-month periods ended September 30, 2002 reflect the Company's business plan guideline to keep the allocation of resources outside the PCS segment to a minimum, unless these operations can be independently financed.

        Lower loss in value of investments and marketable securities of $3.9 million and $20.4 million, respectively, for the three- and nine-month periods ended September 30, 2002 was mainly due to the lower number of investments and marketable securities in the Company's portfolio in 2002.

        Higher share of loss in investees of $1.8 million and $9.4 million, respectively, for the three- and nine-month periods ended September 30, 2002 was a result of the Company's share of loss in GSM Capital due to the general decline in market conditions for high-technology companies, which are the main component of the GSM Capital's portfolio.

Year ended December 31, 2001, compared with the year ended December 31, 2000

Selected financial information (in millions of dollars)

Years ended December 31,	2001	2000	Variance
	$	$	$
Revenues	0.2	0.2	—
Costs and operating expenses	3.3	3.9	(0.6)
Operating loss	3.1	3.7	(0.6)
Net gain on disposal of investments	—	286.0	(286.0)
Loss in value of investments and marketable securities	32.5	248.3	(215.8)
Share of net income (net loss) in investees	(5.3)	20.6	(25.9)
Income tax benefit	4.0	117.0	(113.0)
Net income (loss) before intersegment eliminations	(35.8)	173.5	(209.3)
Net intersegment eliminations	3.1	3.0	0.1
Net income (loss)	(32.7)	176.5	(209.2)

        Operating loss at $3.1 million in 2001 for the Investments business segment is comparable with $3.7 million in 2000. However, the Company posted a net loss of $32.7 million in 2001 compared with net income of $176.5 million in 2000. This variation was due mainly to the decline in market conditions for high-technology companies in 2001, which are the main component of the Company's portfolio, compared with the effervescence of the market in 2000. In fact, a net gain of $286.0 million was realized in 2000 due mainly to the Company's sale of both its directly and indirectly held investments in Saraide to InfoSpace Inc. (in the Appendix E, "InfoSpace"). Under the terms of the agreement, InfoSpace merged Saraide with its own wireless services business and created Saraide, Inc., a new subsidiary of InfoSpace. In exchange for its total ownership of Saraide, the Company received 2,281,326 InfoSpace shares and a direct ownership interest of approximately 4.3% in the new company created, Saraide, Inc. The corresponding deferred tax liabilities of $108.7 million were recorded at the time of the transaction and, with respect to benefits from previously unrecognized losses and temporary differences, a corresponding tax asset of $108.7 million, which resulted in an income tax benefit, was also recognized.

        The loss in value of investments and marketable securities decreased by $215.8 million in 2001 compared with the previous year. This was due mainly to the lower level of InfoSpace shares held in 2001 following the sale of 961,894 shares in 2000 and 911,767 shares early in 2001, and to the fact that the major part of the decline in market conditions occurred in 2000. Also, the weighted-average market value of the 911,767 shares sold in 2001 was guaranteed at US$50.72 under a put and call option agreement entered into by the Company to manage the risk associated with fluctuations in the market value of the underlying shares, which reduced the effect of the loss in value of those shares.

        Finally, the Company recorded in 2001, a share of net loss in its equity investments, which amounted to $5.3 million compared with a share of net income of $20.6 million in 2000 due to the general decline in market conditions of high-technology companies.

Year ended December 31, 2000, compared with the year ended December 31, 1999

Selected financial information (in millions of dollars)

Years ended December 31,	2000	1999	Variance
	$	$	$
Revenues	0.2	—	0.2
Costs and operating expenses (excluding depreciation and amortization)	3.6	2.0	1.6
Operating loss before depreciation and amortization	3.4	2.0	1.4
Depreciation and amortization	0.3	0.3	—
Foreign exchange gain	3.4	0.9	2.5
Net gain on disposal of investments	286.0	—	286.0
Loss in value of investments and marketable securities	(248.3)	—	(248.3)
Share of net income (net loss) in investees	20.6	(8.3)	28.9
Income tax benefit	117.0	—	117.0
Net income (loss) before intersegment eliminations	173.5	(10.7)	184.2
Net intersegment eliminations	3.0	1.7	1.3
Net income (loss)	176.5	(9.0)	185.5

        Operating loss before depreciation and amortization stands at $3.4 million for this business segment, which experienced a high level of activity in 2000. The net gain on disposal of investments and the income tax benefit are mainly the result of the Company's sale of both its directly and indirectly held investments in Saraide to InfoSpace. On December 6, 1999, the Company and its partners entered into an agreement and reorganization plan with InfoSpace, a Delaware-based global Internet information infrastructure company, concerning Saraide, an equity-accounted investment for the Company. Under the terms of the agreement, InfoSpace would merge Saraide with its own wireless services business and create Saraide, Inc., a new subsidiary of InfoSpace. The transaction was closed on March 10, 2000. In exchange for its total ownership of Saraide, the Company received 2,281,326 (stock-split adjusted) InfoSpace shares and a direct ownership interest of approximately 4.3% in Saraide, Inc. The resulting gain of $291.9 million, net of income taxes, and the corresponding deferred tax liabilities of $108.7 million, were recorded at the time of the transaction. With respect to benefits from previously unrecognized losses and temporary differences, a corresponding tax asset of $108.7 million, which resulted in an income tax benefit, was also recognized. Following this transaction, 961,894 InfoSpace shares were sold at an average price of US$61.19, resulting in a loss on disposal of $6.8 million.

        Through the year, the carrying value of the remaining InfoSpace shares was reduced, based on the closing price of the shares on Nasdaq at each balance sheet date, and the corresponding loss in value of $225.7 million was recorded. In light of management estimates and based on the decline in market conditions for high technology companies, the Company reduced its 4.3% interest in Saraide, Inc. to its net realizable value on December 31, 2000. Accordingly, a non-cash charge of $22.6 million was recorded, thereby bringing the cumulative loss in value of investments to $248.3 million. As well, the corresponding future income tax liability was adjusted from $12.9 million to $4.6 million, resulting in an additional income tax benefit of $8.3 million.

        Finally, the Company recorded its share of net income in its equity investments, resulting in a net gain of $20.6 million. As a result, the Investment segment contributed to reduce the net loss per share of the Company by $2.60.

LIQUIDITY AND CAPITAL RESOURCES

        As of September 30, 2002, the Company had cash and cash equivalents of $87.0 million and short-term investments and marketable securities of $38.3 million (excluding the short-term investment of $3.3 million in Argo II discussed in note 4 of the unaudited interim financial statements for the three- and nine-month periods ended September 30, 2002).

        On October 31, 2002, the Company entered into a forbearance and amending agreement with its secured bank lenders in which they have agreed to forbear until December 23, 2002, subject to certain conditions, the exercise of any rights with respect to certain possible defaults. The covenants to which the forbearance agreement applies relate to the non-payment of interest on the Company's senior discount notes due 2006 and the possibility of the non-payment to a vendor under a material contract. On December 2, 2002, the Company announced that it would not make its interest payment on its Senior Discount Notes due 2006 due on that day. Before the end of the forbearance period, the Company reached and agreement with the vendor on the amount due and settled such amount.

        In conjunction with the senior secured lenders' approval of the recapitalization plan, the senior secured lenders and the Company mutually agreed, in December 2002, to extend the forbearance period to January 6, 2003 and to terminate the senior secured revolving credit facility. Then, in January 2003, the Company announced that it had reached an agreement on a recapitalization plan with its secured lenders and unsecured noteholders. The Company received signed commitments to vote in favour of the proposed recapitalization plan from its secured lenders holding in face amount $443 million, representing approximately 75% of the outstanding secured debt, and from holders of its unsecured notes holding in face amount $833 million, representing approximately 55% of the outstanding notes. Assuming the successfully implementation of this plan, the indebtedness of the Company would be reduced by approximately $1.7 billion and under the proposed revised capital structure, the Company would reduced its annual interest obligation by a range of approximately $160 million to $200 million.

        As further described below, in January 2003 the Company obtained a court order from the Court under the CCAA in an effort to ensure that a negotiated recapitalization plan is implemented. Until the Plan becomes effective, the Company will not make any further payments of principal or interest on its secured debt or unsecured notes, including the interest payment on its Senior Discount Notes due 2006, which was due December 1, 2002, and quarterly principal repayments on its secured term loans due December 31, 2002.

        In order for the Plan to become effective, a Court-supervised vote is required to obtain consent from a majority of both the secured lenders and unsecured noteholders who are present and voting and who represent, in aggregate, not less than 66 2/3% of the principal amount of both the secured debt and unsecured notes, each being voted as a separate class. In addition, implementation of the Plan is subject to the execution of definitive documentation and to other customary conditions, and is also conditional upon receiving all required Court, Industry Canada, and other approvals.

        The Company's ability to continue as a going concern depends on its ability to successfully implement the recapitalization plan. These consolidated financial statements do not include any adjustments to the amounts and classifications of assets and liabilities that might be necessary should the Company be unable to continue in business.

Reported results (in millions of dollars)

Three-month period ended September 30,	2002	2001	Variance
	$	$	$
Cash used in operating activities	(7.5)	(3.2)	4.3
Cash used in investing activities	(21.4)	(160.5)	(139.1)
Cash provided by (used in) financing activities	(5.8)	39.8	(45.6)

Reported results (in millions of dollars)

Nine-month period ended September 30,	2002	2001	Variance
	$	$	$
Cash used in operating activities	(40.5)	(131.4)	(90.9)
Cash provided by (used in) investing activities	25.9	(367.1)	(393.0)
Cash provided by financing activities	82.5	326.6	(244.1)

        In comparison with December 31, 2001, receivables decreased by $3.1 million mainly due to a lower postpaid subscriber base partially offset by a higher postpaid ARPU. Inventories decreased by $1.6 million due to a lower volume of handsets on hand following efforts to reduce inventory levels. During the period, other current assets decreased by $2.8 million mainly due to the collection from manufacturers of volume rebates receivable partially offset by higher PCS License fees prepaid to Industry Canada. Capital assets decreased by $39.1 million due to depreciation expense in the amount of $164.6 million (including write-downs of $23.8 million discussed in the consolidated results section), partially offset by cash investments of $118.7 million mainly in the PCS network. Intangible assets decreased by $223.4 million due to the impairment charge recorded for the MCS Licenses in the second quarter of 2002. Long-term investments decreased by $23.1 million mainly due to the Company's share of loss in GSM Capital of $13.0 million (due to the general decline in market conditions of high-technology companies), the reclassification to current assets of the investment in Argo II ($6.6 million), and the devaluation of the Company's investment of $2.6 million in Saraide Inc. The decrease in deferred charges and other assets of $3.3 million was mainly due to the decrease in the cross-currency swap element resulting from the termination of US$220.0 million of US$270.0 million in hedging agreements, partially offset by higher deferred financing costs following the closing of the new $100.0 million Tranche F senior secured credit facility in February 2002. The increase in accounts payable and accrued liabilities of $19.2 million was mainly attributable to higher accrued interest on the Company's 1996 senior discount notes. The $132.9 million increase in long-term debt (including the current portion) was due to the new $100.0 million Tranche F senior secured term loan and to accreted interest of $60.6 million on the senior discount notes, partially offset by an exchange rate improvement of $17.0 million and the repayment of $10.7 million on the senior secured credit facilities.

Three-month period ended September 30, 2002

        The Company used $7.5 million for operating activities for the three-month period ended September 30, 2002, compared with $3.2 million during the same period in 2001, for an increase of $4.3 million. This unfavourable difference resulted primarily from an increase in cash interest expense and other of $20.7 million and an increase in cash used in operating assets and liabilities of $4.7 million. The increase in cash interest expense was mainly due to interest on the senior discount notes due 2006. These increases in cash used in operating activities were partially offset by an improvement in EBITDA of $21.1 million. With the third quarter of 2002, the Company posted its fifth consecutive quarter of positive EBITDA, reflecting declining costs from improved efficiencies in delivering network service, better control over non-subscriber acquisition-related expenses and reduced retail subscriber acquisition costs.

        Cash used in investing activities was $21.4 million for the three-month period ended September 30, 2002, compared with $160.5 million during the same period in 2001, for a decrease of $139.1 million. This difference was mainly attributable to lower additions to capital assets of $84.6 million arising from a reduction in cash investments made in the PCS network, reflecting the Company's focus on cash preservation, as well as to lower deferred charges of $2.1 million. Also, lower additions to short- and long-term investments of $22.7 million and proceeds of $29.8 million received mainly from the termination of hedging agreements explained the decrease in cash used in investing activities.

        Cash used in financing activities was $5.8 million for the three-month period ended September 30, 2002, compared with cash provided by financing activities of $39.8 million in 2001. In the third quarter of 2002, the Company made repayments of $5.8 million on its senior secured credit facilities, while it made net draw-downs of $39.8 million on its senior secured revolving credit facility during the same period in 2001.

Nine-month period ended September 30, 2002

        The Company used $40.5 million in cash for operating activities for the nine-month period ended September 30, 2002, compared with $131.4 million during the same period in 2001, for a decrease of $90.9 million. This favourable variance resulted primarily from a positive EBITDA (excluding the reversal of a non-cash sales tax provision of $13.8 million) of $52.4 million for the nine-month period ended September 30, 2002, compared with a negative EBITDA of $23.1 million for the same period in 2001, and a decrease in cash used in operating assets and liabilities of $83.6 million. These decreases in cash used in operating activities were partially offset by an increase in cash interest expense and other of $64.4 million (mainly due to an interest payment on the senior discount notes due 2006 in the amount of $44.8 million) and restructuring charges in the amount of $3.8 million relating primarily to severance payments made to a number of employees laid off during the first quarter of 2002 in order to adjust the Company's workforce to the requirements of its 2002-2003 operating plan.

        Cash provided by investing activities was $25.9 million for the nine-month period ended September 30, 2002, compared with cash used in investing activities of $367.1 million during the same period in 2001. This difference was mainly attributable to lower additions to capital assets and deferred charges of $174.3 million, mainly due to lower cash investments made in the PCS network reflecting the Company's focus on cash preservation. It was also due to lower additions of $80.0 million to intangible assets, the amount of which was paid in the first quarter of 2001 as the second instalment made by the Company following the acquisition of the remaining 50% interest in Inukshuk. In addition, higher proceeds from the sale of short-term investments and marketable securities of $107.3 million contributed to the favourable variance. Finally, the decrease in cash used in investing activities can be explained by proceeds of $30.5 million received mainly from the termination of hedging agreements as well as by lower cash investment of $0.9 million in Argo II.

        The Company has committed to invest, in the form of a subscription for units, US$10.0 million in Argo II and, as of September 30, 2002, US$5.5 million has been paid. During the third quarter of 2002, the Company was asked to contribute an additional US$0.5 million, as part of its original commitment, payable on September 16, 2002. Subsequent to that date, the Company asked for a grace period to pay its capital contribution and Argo II's general partner agreed to postpone the payment date to December 31, 2002. The Company asked for another grace period up to March 31, 2003.

        Cash provided by financing activities was $82.5 million for the nine-month period ended September 30, 2002, compared with $326.6 million for 2001. This was mainly due to the lower amount of cash provided by the issuance of $97.3 million in shares (3,703,704 Class B Non-Voting Shares issued in 2001 compared with nil in 2002) and lower net draw-downs made on the senior secured revolving credit facility of $230.8 million, partially offset by the closing, in the first quarter of 2002, of a new $100.0 million senior secured credit facility (Tranche F). In addition, higher financing costs of $5.2 million and the repayment of the senior secured loans in the amount of $10.7 million contributed to the variance.

        On April 10, 2002, ASP Wireless Net Inc. ("ASP"), a former service provider of Microcell Connexions, filed a notice of arbitration pursuant to an agreement that ASP had with Microcell Connexions. ASP claims in the notice of arbitration that Microcell Connexions has breached its agreements with ASP and that it therefore suffered damages in the amount of $18.5 million, which ASP is claiming from Microcell. The Company considers ASP's claim as frivolous and unfounded in fact and in law and intends to vigorously contest it.

        In July 2002, the Company decided to unhedge the Senior Discount Notes due 2009 (the "Notes") and de-designate, for accounting purposes, the cross-currency swap on the principal balance of the Notes in the amount of US$270 million. Concurrently, the Company terminated US$220 million of the US$270 million hedging agreements, generating net proceeds of $28.9 million and a deferred gain of $17.8 million, which is being amortized over the remaining life of the Notes. The de-designation created also a gain on financial instruments in the amount of $8.8 million, which was due to the appreciation in the fair market value of the remaining US$50 million cross-currency swap from the date of its de-designation ($8.1 million), and to the amortization of the deferred gain generated by the appreciation in the fair market value of the cross-currency swap before its de-designation as a hedging instrument ($0.6 million).

        Subsequent to the third quarter of 2002, the Company terminated US$20 million of the remaining US$50 million hedging agreements. This termination generated proceeds of $4.4 million and a loss on financial instruments of $1.3 million. The Company also terminated its two interest rate swaps on Tranches C and D of the senior secured loans. These terminations generated a cash disbursement and a loss on financial instruments in the amount of $2.4 million, which will be deferred and amortized over the remaining life of the senior secured loans covered by the hedging agreements. In December 2002, all the remaining hedging agreements of the Company (cross- currency and interest rate swaps) were terminated and generated a net payable to the counterparties of $9.3 million.

Reported results (in millions of dollars)

Years ended December 31,	2001	2000	1999
	$	$	$
Cash used in operating activities	(122.3)	(105.7)	(230.3)
Cash used in investing activities	(383.9)	(329.6)	(176.7)
Cash provided by financing activities	437.8	396.8	450.1

Year ended December 31, 2001

        As of December 31, 2001, the Company had $19.0 million in cash and cash equivalents, $159.5 million in short-term investments and marketable securities, and available financing of $270.8 million in Senior Secured Revolving Credit Loans for total availability of $449.3 million. This compared with total availability of $554.9 million at the end of 2000.

        In comparison with December 31, 2000, accounts receivable increased by $17.3 million, mainly due to a higher postpaid subscriber base and higher postpaid ARPU; inventories decreased by $17.5 million due to a lower volume of handsets on-hand following efforts to reduce the inventory levels in 2001; and prepaid expenses and other current assets decreased by $6.9 million, mainly due to the collection of volume rebates receivable from equipment manufacturers before year-end, partially offset by higher prepaid PCS License fees paid to Industry Canada during the year. Capital assets increased by $325.0 million due to the accounting of Inukshuk's MCS Licenses in the amount of $220.9 million and to cash investments in the PCS network, net of increased depreciation expense. The decrease in long-term investments of $44.0 million was due mainly to the devaluation of the 4.3% equity participation in Saraide, Inc. in the amount of $17.9 million, and to the reclassification, following the closing of a transaction, of a $20.0 million deposit made with respect to the acquisition of the remaining 50% shares of Inukshuk to capital assets as the MCS Licenses. The increase in deferred charges and other of $17.2 million was due mainly to the derivative instruments used to hedge the Company's foreign exposure on the Senior Discount Notes due 2009 which increased following the deterioration, throughout the year, of the exchange rate of the Canadian dollar relative to the U.S. dollar. The decrease of $50.5 million in other accounts payable and accrued liabilities was attributable mainly to the lower level of activity (capital and operating expenditures) at the end of 2001, compared with an active fourth quarter the preceding year, especially on the network deployment side. The increase of $222.9 million in long-term debt (including the current portion) was due to accreted interest of $158.2 million and to an exchange rate deterioration of $64.7 million. Higher deferred tax liability of $68.9 million was due mainly to the accounting treatment of Inukshuk's MCS Licenses, which created a future tax liability. Higher share capital of $439.3 million pertains to the issuance of 174,696,663 Class B Non-Voting Shares during the year following a public offering in January and rights issue and the issuance of private placements in December.

        The Company used $122.3 million of cash in operating activities for the year ended December 31, 2001, compared with $105.7 million during the same period in 2000, for an increase of $16.6 million. This difference resulted primarily from an increase of $83.3 million in cash used in operating assets and liabilities, an increase of $16.8 million in cash interest expense and other and a decrease of $13.8 million in interest income on short-term investments. These increases in cash used in operating activities were almost completely offset by a decrease in negative EBITDA of $97.3 million or 87%. With the fourth quarter of 2001, the Company posted its second consecutive positive quarterly EBITDA, reflecting increased revenue from a significantly larger subscriber base and declining costs from improved efficiencies in delivering network service, better control over non-subscriber acquisition-related expenses and reduced retail subscriber acquisition costs.

        Cash used in investing activities was $383.9 million for the year ended December 31, 2001, compared with $329.6 million during the same period in 2000, for an increase of $54.3 million. This increase was attributable mainly to higher additions to capital assets and deferred charges of $132.9 million mainly due to the final payment of $130 million made by the Company in 2001 to Look for its 50% interest in Inukshuk, as well as lower proceeds received from the sale of marketable securities in the amount of $14.3 million. These were partially offset by lower additions to both short-term investments and short-term investments — restricted of $59.5 million and to lower additions to long-term investments of $33.4 million.

        During 2000, the Company announced its participation in a new fund, Argo II — The Wireless Internet Fund Limited Partnership, which provides equity to companies developing products and services that address the requirements of the converging Internet and mobile telecommunications industries. The Company has committed to invest, in the form of a subscription for units, US$10,000,000, of which US$4,500,000 (C$6,736,000) had been invested as of December 31, 2001.

        Cash provided by financing activities was $437.8 million for the year ended December 31, 2001, compared with $396.8 million for 2000. The increase of $41.0 million was mainly attributable to the issuance of 60,496 Class A Non-Voting Shares and 174,696,663 Class B Non-Voting Shares in 2001 for net proceeds of $439.3 million compared with the issuance of 9,755,001 Class A Non-Voting Shares and 739,650 Class B Non-Voting Shares in 2000 for net proceeds of $396.9 million. During 2001, the Company made net draw-downs on the Senior Secured Revolving Credit Loans of $270.8 million and reimbursed the total amount during the same year.

ACCOUNTING DEVELOPMENTS

        The Canadian Institute of Chartered Accountants recently issued Section 3063, Impairment of Long-Lived Assets. This Section establishes standards for the recognition, measurement and disclosure of the impairment of long-lived assets held for use. The new standard replaces requirements on the write-down of assets previously contained in Section 3061, Property, Plant and Equipment and is effective for 2004. The Company is currently assessing the new regulations and the impact that adoption will have on its consolidated financial statements. Similar requirements were also issued in the United States under Statement of Financial Accounting Standard No. 144.

RISKS AND UNCERTAINTIES

Cash Flow and Capital Requirements

        Assuming the implementation of the restructuring plan, the business plan of the Company will not require additional financing assuming it is implemented without material variances; however, if actual results vary from the business plan and if the assumptions underlying the business plan were to change, additional funds may be required. Actual amounts of funds required may vary materially from the business plan's estimates and additional funds may be required as a result.

        Sources of funding for the Company's further financing requirements may include, in addition to the new credit facilities expected under the plan of arrangement, additional bank financing, vendor financing, public offerings or private placements of equity or debt securities, capital contributions from shareholders and disposition of assets. There can be no assurance that additional financing will be available to the Company or, if available, that it can be obtained on a timely basis and on terms acceptable to the Company. Failure to obtain the new credit facilities or such additional financing could result in the delay or modification of the Company's network level of services or in the delay or failure to meet license conditions, which could result in a loss of the PCS License and/or the MCS Licenses. Any of these events could impair the Company's ability to meet its debt service requirements and could have a material adverse effect on its business.

        The new credit facilities are expected to contain restrictive covenants which may affect, and in some cases significantly limit or prohibit, among other things, the Company's ability to incur indebtedness, make prepayments of certain indebtedness, create liens, sell assets, make capital expenditures and engage in acquisitions, mergers, amalgamations and consolidations. In addition, the new credit facilities may require the Company to maintain certain financial ratios, including debt to capital ratios, EBITDA levels, subscriber or revenue levels and maximum levels of capital expenditures. If the Company fails to comply with the various covenants of its indebtedness, it will be in default under the terms thereof, which would permit holders of such indebtedness to accelerate the maturity of such indebtedness and could cause defaults under other indebtedness or agreements. In such circumstances, the lenders under the New Credit Facilities could foreclose upon all or substantially all of the assets of the Company and its subsidiaries, which will be pledged to secure the obligations of the borrowers thereunder.

        Assuming the implementation of the restructuring plan, the total long-term debt of the Company will be $350 million (including a current portion of $5.0 million). In addition, the Company could incur up to an additional $75 million of indebtedness thereunder. The terms of the debt to be issued under the reorganization plan have yet to be negotiated and are expected to contain conditions and restrictions, among others, relating to its operations and activities and the ability to incur additional indebtedness.

        The level of the Company's indebtedness could have consequences, including: (i) the Company's ability to obtain additional financing in the future for capital expenditures, working capital, operating losses, debt service requirements or other purposes; (ii) the Company's flexibility in planning for, or reacting to, changes to its business and market conditions; (iii) the Company's ability to compete; and (iv) the Company's vulnerability in the event of a downturn in its business.

Exchange Rate Fluctuations

        As most of the Company's revenues are expected to be received in Canadian dollars, the Company is exposed to foreign exchange risk on repayments at maturity of the 1996 and 1999 Notes and their potential early redemption, and on Tranches B, E and F of the Senior Secured Term Loans denominated in U.S. dollars. Assuming the successful implementation of the reorganization plan, the Company will be exposed to foreign exchange risk on certain debt.

        In the past, the Company has entered into a hedging arrangement with respect to the 1999 Notes but has terminated this arrangement in the fourth quarter of 2002. Although the Company may enter into other such transactions to hedge the exchange rate risk with respect to its other U.S. dollar-denominated debt and transactions, there can be no assurance that the Company will engage in such transactions or, if the Company decides to engage in any such transaction, that it will be successful and that changes in exchange rates will not have a material adverse effect on the Company's ability to make payments in respect of its U.S. dollar-denominated debt. Such transactions may require that the Company provide cash or other collateral to secure its obligations. As of September 30, 2002, borrowings of approximately $1,414 million were in U.S. dollars and unhedged. A $0.01 variation in exchange rates affects the Company's foreign exchange loss or gain by approximately $8.9 million.

        For the purposes of financial reporting, any change in the value of the Canadian dollar against the U.S. dollar during a given financial reporting period would result in a foreign exchange loss or gain on the translation of any U.S. cash and cash equivalents or U.S. dollar-denominated debt into Canadian currency. Such foreign exchange gain or loss on the translation of U.S. dollar-denominated long-term debt is included in income as it arises. Consequently, the Company's reported earnings could fluctuate materially as a result of foreign exchange translation gains or losses.

Interest Rate Fluctuations

        In the past, the Company has entered into hedging arrangements with respect to a portion of the variable-rate debt drawn where floating interest rates were swapped to fixed interest rates or to within a fixed range of variable rates. During the fourth quarter of 2002, the Company terminated all such hedging arrangements. As of September 30, 2002, a one-percentage point change in interest rates could affect the Company's cash flow by approximately $5.9 million.

Future Operating Losses; Ability to Service Debt

        The Company may experience growth-related capital requirements arising from the funding of network capacity and maintenance and the cost of acquiring new PCS customers. The ability to generate positive net income and cash flow from operations in the future will be dependent upon various factors, including the level of market acceptance of the Company's services, the degree of competition encountered by the Company, the cost of acquiring new customers, technology risk and general economic conditions and regulatory requirements. There can be no assurance that the Company will achieve or sustain operating profitability or positive cash flow from operating activities. If the Company cannot achieve operating profitability or positive cash flow from operating activities, it may not be able to meet its debt service or working capital requirements or obtain additional capital required to meet all of its cash requirements. In addition, the Company will be required to make interest payments under certain financing arrangements and will be required to make payments of principal thereunder.

Ability to retain key management

        The Company's successful transition through the reorganization contemplated by the Plan is dependent in part on its ability to retain and motivate its officers and key personnel. There can be no assurance that the Company will be able to retain or employ qualified management and technical personnel. While the Company will enter into employment agreements with certain members of its senior management, should any of these persons be unable or are unwilling to continue their employment with the Company, business aspects of the Company could be materially and adversely affected. Deterioration of the Company's business or loss of a significant number of key personnel would have a material adverse effect on the Company and may threatened its ability to survive as a going concern.

Risk Factors relating to the plan of arrangement and its implementation

        In January 2003, the Company announced that it had reached an agreement on a recapitalization plan with its secured lenders and unsecured noteholders. The Company received signed commitments to vote in favour of the proposed recapitalization plan from its secured lenders holding in face amount $443 million, representing approximately 75% of the outstanding secured debt, and from holders of its unsecured notes holding in face amount $833 million, representing approximately 55% of the outstanding notes.

        In order for the Company's proposed recapitalization plan to become effective, a Court-supervised vote is required to obtain consent from a majority of both the secured lenders and unsecured noteholders who are present and voting and who represent, in aggregate, not less than 66 2/3% of the principal amount of both the secured debt and unsecured notes, each being voted as a separate class. In addition, implementation of the recapitalization plan is subject to the execution of definitive documentation and to other customary conditions, and is also conditional upon receiving all required Court, Industry Canada, and other approvals.

        Readers should also refer to "Risk Factors" in the Circular.

FUTURE OUTLOOK

        At various times since August 2002, the Company held discussions with certain secured lenders and unsecured note holders with respect to the recapitalization of the Company's capital structure. As a basis for these discussions, a revised strategic plan was developed by the Company. As a result of these discussions, the Company announced in January 2003 that it had reached an agreement on the terms of the recapitalization plan with its debt holders.

        The Company's strategic plan for the next five years is based on the assumption that the penetration rate in the Canadian wireless market will increase from 40% in 2002 (representing approximately 12.4 million subscribers) to 58% in 2008 (representing approximately 18.8 million subscribers). This corresponds to an average subscriber growth rate of 7% per annum. The Company believes that there is ample room for wireless services to grow in Canada, given the affordability and proliferation of new handheld devices with high-end voice features and Internet data capabilities. The Company believes that the Canadian wireless industry's total service revenue should also grow at a similar rate over the same period, which should result in relatively stable ARPU, assuming that wireless operators continue to exercise price discipline. In addition, mobile data remains a revenue growth opportunity.

        In order to strengthen its competitive position in the Canadian wireless industry, the Company underwent a thorough revision of its business plan in response to difficult financial market conditions and certain operating realities, primarily the slower-than-expected emergence and adoption of data-related services, and the competitive and operating challenges faced by the Company to acquire and support business accounts. Accordingly, the Company adjusted its strategic direction to focus primarily on core PCS voice operations within the retail consumer market segment. In order to position its wireless service as a preferred means of communication for the mass market, the Company designed its postpaid service marketing strategy based on specific product attributes, such as big-minute bundles, per-second billing, no contract, worldwide roaming and competitive long-distance rates, while its prepaid service marketing strategy is centred on product features such as flexibility, spending control, simple, convenient and mobile replenishment, and postpaid-type per-minute pricing and bundled value-added services. This market positioning should enable the Company to acquire its fair share of new subscribers and to maximize its cash flows through focusing on certain higher-growth market segments and leveraging existing network infrastructure to offer enhanced voice and certain SMS-based data services.

        The Company expects that it would increase its share of total new net subscriber additions in the Canadian wireless industry from 15% in 2003 to 21% in 2008. Furthermore, over the next five years, the cost to acquire new retail subscribers is assumed to remain relatively stable at between $250 and $300 per gross addition, based mainly on the assumptions of well-managed handset subsidization and lower distribution channel and marketing costs. In addition, continuing cost control efforts with respect to non-acquisition related operating expenses and further network scale efficiencies should help to improve EBITDA. The Company expects to generate EBITDA of approximately $90 million in 2003 which represents an EBITDA margin of approximately 14%. The Company expects EBITDA margins to reach approximately 30-35% by 2008. The Company has also assumed that it will be successful in reducing customer churn through the implementation of various lifecycle management initiatives, including handset upgrade programs, loyalty rewards and ongoing telemarketing activities. The Company has assumed that such efforts, in addition to better matching customers with the right products, services and method of payment, should lead to improved customer satisfaction and, therefore, lower churn. Based on its five-year business plan, the Company's total market share of Canadian wireless subscribers should increase to approximately 13% over the next five years.

        The Company has also reduced its planned capital expenditures to approximately $100 million to $150 million annually. Future capital spending is assumed to be related primarily to maintaining the core PCS network, enhancing its signal strength, increasing capacity, as well as improving back-office systems to support a superior customer service offering.

CAUTIONARY STATEMENT FOR PURPOSES OF THE "SAFE HARBOR" PROVISIONS OF THE PRIVATE SECURITIES LITIGATION ACT OF 1995

        This management's discussion and analysis contains "forward-looking" statements, as defined in the Private Securities Litigation Reform Act of 1995, that are based on current expectations and estimates. Statements that are not historical facts, including statements about the Company's beliefs and expectations, are forward-looking statements. These statements contain potential risks and uncertainties, and actual results may therefore differ materially.

        Important factors that may affect these expectations include, but are not limited to: changes in the Canadian economy and in Canadian and U.S. capital markets; changes in competition in the Company's market; advances in telecommunications technology; changes in the telecommunications regulatory environment; the possibility of future litigation; future availability of financing; unanticipated changes in expected growth of the number of subscribers; radiofrequency emission concerns; exchange rate fluctuations; penetration and churn rates; and the mix of products and services offered in the Company's market. Readers should evaluate any statements in light of these important factors.

APPENDIX F

FINANCIAL STATEMENTS

UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

MICROCELL TELECOMMUNICATIONS INC.

September 30, 2002

MICROCELL TELECOMMUNICATIONS INC.

INTERIM CONSOLIDATED BALANCE SHEETS (see note 1)

(In thousands of Canadian dollars)

	As at September 30, 2002	As at December 31, 2001
	$	$
	(unaudited)
ASSETS
Current assets
Cash and cash equivalents	86,963	19,005
Short-term investments and marketable securities (note 4)	41,537	159,524
Receivables	82,869	85,973
Receivables from related companies	953	489
Inventories	18,260	19,897
Other current assets	37,780	40,604

Total current assets	268,362	325,492
Capital assets (note 5)	724,925	764,048
Intangible assets (notes 2 and 6)	2,727	226,126
Long-term investments	11,881	34,983
Deferred charges and other assets	41,281	44,610

	1,049,176	1,395,259

LIABILITIES AND SHAREHOLDERS' DEFICIENCY
Current liabilities
Accounts payable and accrued liabilities
Related companies	23	445
Other	125,561	106,334
Deferred revenues	40,223	38,115
Deferred gain (note 7)	3,060	—
Current portion of long-term debt	43,380	16,523

Total current liabilities	212,247	161,417
Deferred gain (note 7)	17,378	—
Long-term debt	1,993,088	1,887,048
Deferred income tax liabilities (note 6)	27	73,519

	2,222,740	2,121,984

Shareholders' deficiency
Share capital (note 8)	1,167,678	1,167,371
Warrants (note 8)	1,770	2,077
Deficit	(2,343,012)	(1,896,173)

	(1,173,564)	(726,725)

	1,049,176	1,395,259

Contingencies (note 11)
Subsequent events (note 12)

See accompanying notes.

MICROCELL TELECOMMUNICATIONS INC.

INTERIM CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT (see note 1)

(In thousands of Canadian dollars, except for per-share and share data)

	Three months ended September 30		Nine months ended September 30
	2002	2001	2002	2001
	$	$	$	$
		(Restated-note 2)		(Restated-note 2)
	(unaudited)		(unaudited)
Revenues
Services	149,185	140,923	425,976	374,735
Equipment sales	5,349	5,510	14,335	25,146

	154,534	146,433	440,311	399,881

Costs and expenses
Cost of products and services	75,268	87,645	211,072	262,942
Selling and marketing	25,085	30,137	81,289	86,290
General and administrative	27,602	23,221	81,741	73,784
Depreciation and amortization (notes 2 and 5)	64,942	46,181	169,106	130,676

	192,897	187,184	543,208	553,692

Operating loss before the following:	38,363	40,751	102,897	153,811
Impairment of intangible assets (note 6)	—	—	223,399	—
Restructuring charges	—	—	3,761	—

Operating loss	38,363	40,751	330,057	153,811
Interest income	(1,543)	(1,677)	(3,754)	(5,666)
Interest expense	55,559	56,668	162,546	159,743
Financing charges	3,720	2,110	7,950	6,474
Foreign exchange loss	59,342	37,628	6,549	42,752
Gain — financial instruments (note 7)	(8,816)	—	(8,816)	—
Loss in value of investments and marketable securities	2,947	6,873	11,354	31,748
Share of net loss in investees	2,276	501	13,014	3,628

Loss before income taxes	151,848	142,854	518,900	392,490
Income tax provision (benefit)	470	53	(72,061)	(2,400)

Net loss	152,318	142,907	446,839	390,090
Deficit, beginning of period	2,190,694	1,644,871	1,896,173	1,397,688

Deficit, end of period	2,343,012	1,787,778	2,343,012	1,787,778

Basic and diluted loss per share (note 3)	0.63	1.37	1.86	3.75

See accompanying notes.

MICROCELL TELECOMMUNICATIONS INC.

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS (see note 1)

(In thousands of Canadian dollars)

	Three months ended September 30		Nine months ended September 30
	2002	2001	2002	2001
	$	$	$	$
		(Restated-note 2)		(Restated-note 2)
	(unaudited)		(unaudited)
OPERATING ACTIVITIES
Net loss	(152,318)	(142,907)	(446,839)	(390,090)
Adjustments to reconcile net loss to cash used in operating activities
Depreciation and amortization	64,942	46,181	169,106	130,676
Accreted interest on long-term debt	21,486	42,765	60,555	122,512
Financing charges	3,386	1,982	6,885	5,848
Foreign exchange loss	59,285	37,894	8,002	41,634
Reversal of provision for sales tax	—	—	(13,806)	—
Deferred income taxes (note 6)	—	(442)	(73,492)	(3,966)
Gain — financial instruments (note 7)	(8,816)	—	(8,816)	—
Impairment of intangible assets (note 6)	—	—	223,399	—
Loss in value of investments and marketable securities	2,947	6,873	11,346	31,734
Share of net loss in investees	2,276	501	13,014	3,628

	(6,812)	(7,153)	(50,646)	(58,024)
Changes in operating assets and liabilities	(710)	3,967	10,196	(73,414)

Cash used in operating activities	(7,522)	(3,186)	(40,450)	(131,438)

INVESTING ACTIVITIES
Proceeds from sale of (additions to) short-term investments	(38,104)	(59,008)	120,339	(59,144)
Proceeds from sale of marketable securities	—	—	589	72,804
Additions to deferred charges and other assets	(459)	(2,529)	(5,232)	(8,139)
Additions to capital assets	(12,626)	(97,208)	(118,706)	(290,071)
Additions to intangible assets	—	—	—	(80,000)
Additions to long-term investments	—	(1,795)	(1,648)	(2,536)
Proceeds from termination of derivative instruments	28,914	—	28,914	—
Proceeds from long-term investments	877	—	1,626	—

Cash provided by (used in) investing activities	(21,398)	(160,540)	25,882	(367,086)

FINANCING ACTIVITIES
Issuance of shares	—	—	—	100,160
Share issuance costs	—	—	—	(2,861)
Increase in long-term debt	—	39,800	100,000	230,813
Repayment of long-term debt	(5,790)	(4)	(10,732)	(9)
Financing costs	(19)	(1)	(6,742)	(1,529)

Cash provided by (used in) financing activities	(5,809)	39,795	82,526	326,574

Increase (decrease) in cash and cash equivalents for the period	(34,729)	(123,931)	67,958	(171,950)
Cash and cash equivalents, beginning of period	121,692	160,069	19,005	208,088

Cash and cash equivalents, end of period	86,963	36,138	86,963	36,138

Additional information
Interest paid	10,644	14,126	75,650	37,404
Income taxes paid	470	596	1,822	1,826

See accompanying notes.

MICROCELL TELECOMMUNICATIONS INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2002
(All tabular amounts are in thousands of Canadian dollars unless otherwise indicated.)

1.    BASIS OF PRESENTATION AND GOING-CONCERN UNCERTAINTY

  Basis of presentation

  The accompanying unaudited interim consolidated financial statements of Microcell have been prepared in accordance with Canadian GAAP for interim financial information and, where noted, have been reconciled with U.S. GAAP. Accordingly, they do not include all of the information and footnotes required by Canadian GAAP for annual financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three- and nine-month periods ended September 30, 2002, are not necessarily indicative of the results that may be expected for the year ending December 31, 2002. These unaudited interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements and footnotes for the year ended December 31, 2001, thereto filed with the various Securities Commissions in Canada on February 11, 2002, and on Form 6-K filed on February 19, 2002, with the Securities and Exchange Commission ("SEC") in the United States.

  The consolidated balance sheet as of December 31, 2001 in these unaudited interim consolidated financial statements has been derived from the audited consolidated financial statements at that date, but does not include all of the information and footnotes required by Canadian GAAP for annual financial statements. The accounting policies and methods followed in the preparation of these unaudited interim consolidated financial statements are the same as those used in the audited financial statements for the year ended December 31, 2001, except for the changes in the accounting policies described in note 2.

  Microcell was incorporated under the laws of Canada by articles of incorporation dated October 16, 1992, and conducts its business through five wholly owned subsidiaries which are: Microcell Capital, Connexions, Microcell Labs, Solutions and Inukshuk.

  Going-concern uncertainty

  The unaudited interim consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles on a going-concern basis which presumes the realization of assets and the discharge of liabilities in the normal course of business for the foreseeable future.

  The Company continues to experience additional growth-related capital requirements arising from the funding of network capacity and maintenance and the cost of acquiring new PCS customers. The Company expects that it will continue to experience, for a certain period of time, operating losses and negative cash flows from operations. The Company's ability to continue as a going concern is dependent upon its ability to generate positive net income and cash flow in the future, and on the continued availability of financing. Achieving and maintaining positive net income and cash flow will depend upon various factors, including the level of market acceptance of its services, the degree of competition encountered by the Company, the cost of acquiring new customers, technology risks, the future availability of financing, the results of its equity investments, general economic conditions and regulatory requirements.

  As of September 30, 2002, the Company had cash and cash equivalents of $86,963,000 and short-term investments and marketable securities of $38,269,000 (excluding the short-term investment of $3,268,000 in Argo II — The Wireless Internet Fund Limited Partnership ("Argo II") discussed in note 4). In addition, the Company has a $257,260,000 senior secured revolving credit facility, the availability of which is subject to certain conditions (see note 12 (c)).

  The Company is subject to certain covenants in its long-term debt agreements. Unless the Company can successfully renegotiate some of these covenants, the Company believes that it will not be in compliance with these covenants in the next twelve-month period, and that such non-compliance could occur as early as the fourth quarter of 2002. If one or more covenants are not met, the Company will be in default of its long-term debt agreements, in which case the senior secured lenders may choose not to provide the Company with further access to funds under the senior secured revolving credit facility. This may also result in an acceleration of debt repayment. Given this context, there is significant uncertainty regarding the Company's ability to continue as a going concern; the Company's ability to continue as a going concern depends, in addition to elements previously mentioned, on its ability to reduce its financing costs and improve its liquidity and operating performance.

  The Company retained the services of a financial advisor and formed a Special Committee of its Board of Directors, composed of independent directors. In light of the going-concern uncertainty, the mandate of the Special Committee is to review and evaluate the alternatives of the Company with a view to reducing its financing costs and improving its liquidity. These may take the form of a debt restructuring, recapitalization, potential capital infusion, or other types of transactions, including a court supervised reorganization. To this end, the Special Committee will obtain the advice and recommendations of the Company's financial advisor.

  The Company continues to evaluate the possible alternatives to reduce its financing costs and improve its liquidity and is currently in discussions with a steering committee of its existing secured bank lenders, as well as an ad hoc committee of its existing unsecured high-yield note holders. On October 31, 2002, the Company entered into a forbearance and amending agreement with its secured bank lenders in which they have agreed to forbear until December 23, 2002, subject to certain conditions, the exercise of any rights with respect to certain possible defaults. The covenants to which the forbearance agreement applies relate to the non-payment of interest on the Company's senior discount notes due 2006 and the possibility of a non-payment to a vendor under a material contract. On December 2, 2002, the Company announced that it would not make its interest payment on its 2006 Notes due on that day. Before the end of the forbearance period, the Company reached an agreement with the vendor on the amount due and settled such amount (see note 12 (a) and (c)).

  These unaudited interim consolidated financial statements do not include any adjustments to the amounts and classifications of assets and liabilities that might be necessary should the Company be unable to continue in business.

  These unaudited interim consolidated financial statements have been prepared in connection with the recapitalization plan summarized in note 12 (c). These unaudited interim consolidated financial statements differ from those included in the quarterly report of the Company for the three- and nine-month periods ended September 30, 2002 in that certain disclosures relating to subsequent events have been added.

2.    ACCOUNTING POLICY CHANGES

  Goodwill and other intangible assets

  Intangible assets consist of the Company's PCS and MCS (Multipoint Communications Services) licenses. In the first quarter of fiscal 2002, the Company adopted the new standard set forth in Section 3062 of the Canadian Institute of Chartered Accountants' (CICA) Handbook entitled Goodwill and Other Intangible Assets, to be applied on or after January 1, 2002. Under the new standard, goodwill and other indefinite-life intangible assets are no longer amortized but tested for impairment on an annual basis. The excess of the carrying amount over the fair value is charged to earnings. The Company has determined that the PCS license it has been awarded has an indefinite useful life. Therefore, pursuant to Section 3062 of the CICA Handbook, the Company will not amortize this PCS license until it determines that the PCS license has a definite life. The impact on the consolidated financial statements will be a reduction of the annual amortization of the PCS license in the amount of $140,000. As disclosed in note 6, an impairment charge was recorded for the MCS licenses as of June 30, 2002.

  Stock-based compensation and other stock-based payments

  Effective January 1, 2002, the Company adopted the standard set forth in Section 3870 of the CICA Handbook entitled Stock-based Compensation and Other Stock-based Payments. As permitted by Section 3870, the Company has applied this change prospectively for new stock awards granted on or after January 1, 2002. The Company has chosen to recognize no compensation when stock options are granted to employees and directors under stock option plans with no cash settlement features. However, direct awards of stock to employees and stock and stock option awards granted to non-employees have been accounted for in accordance with the fair value method of accounting for stock-based compensation. The fair value of direct awards of stock is determined by the quoted market price of the Company's stock on the grant date, and the fair value of stock options is determined using the Black-Scholes option pricing model. In periods prior to January 1, 2002, the Company recognized no compensation when stock or stock options were issued. Pro forma information regarding net income is required and has been determined as if the Company had accounted for its employee stock options under the fair value method. The fair value for these options was estimated at the date of granting using a Black-Scholes option pricing model with the following assumptions for 2002: weighted-average risk-free interest rates of 3.0% (3.0% in 2001); dividend yields of 0% (0% in 2001); weighted-average volatility factors of the expected market price of the Company's Class B Non-Voting Shares of 107.9% (89.8% in 2001); and a weighted-average expected life of the options of 5.5 years (5.5 years in 2001). For purposes of pro forma disclosures, the estimated fair value of the options at the grant date is amortized to expense over the options' vesting periods.

  Considering all options issued since the beginning of the Company's stock option plans, the Company's pro forma net loss under Canadian GAAP would be increased by $683,000 and $1,805,000 for the three-month periods ended September 30, 2002 and 2001 respectively. Basic and diluted loss-per-share figures would not be affected for the three-month period ended September 30, 2002 and would be increased by $0.02 for the same period in 2001. The Company's pro forma net loss under Canadian GAAP would be increased by $1,861,000 and $4,351,000 for the nine-month periods ended September 30, 2002 and 2001 respectively. Basic and diluted loss-per-share figures would be increased by $0.01 and $0.04 respectively.

  Foreign exchange gains and losses

  During the fourth quarter of fiscal year 2001, the Company retroactively adopted the new accounting recommendations with respect to the accounting of foreign exchange gains or losses on monetary items and non-monetary items carried at market that have a fixed or ascertainable life extending beyond the end of the following year. Previously, these gains and losses were deferred and amortized on a straight-line basis over the term of the related items. The new recommendations require that these gains and losses be included in the determination of net income as they arise. This change in accounting policy has been applied retroactively and has had the following impact on the unaudited interim financial statements for the three- and nine-month periods ended September 30, 2001: total assets decreased by $31,498,000; net loss increased by $22,865,000 and $16,167,000 respectively; deficit increased by $31,498,000; and basic and diluted loss per share decreased by $0.36 and $1.66 respectively (including the effect of the rights issue as discussed in note 3).

  Revenue recognition

  Effective January 1, 2002, the Company adopted, for both Canadian and U.S. GAAP, on a retroactive basis, the provisions set forth in the Financial Accounting Standards Board's Emerging Issues Task Force (the "Task Force") issue entitled Accounting for Consideration Given by a Vendor to a Customer or a Reseller of the Vendor's Products (EITF 01-9). The consensus reached by the Task Force ruled that a cash consideration (including a sales incentive) given by a vendor to a customer is presumed to be a reduction of the selling price of the vendor's products or services and, therefore, should be accounted for as a reduction of revenue. Previously, these considerations were presented as marketing expenses with the corresponding amount as revenues. For the three- and nine-month periods ended September 30, 2002, the impact of the change was to reduce operating revenues and selling and marketing expenses for the PCS operating segment by $6,842,000 and $24,123,000 respectively ($7,380,000 and $15,134,000 for the three- and nine-month periods ended September 30, 2001).

  The impact for the year ended December 31, 2001 was a reduction of $19,347,000 in both operating revenues and selling and marketing expenses. The adoption of EITF 01-9 did not have an effect on the Company's net loss, key operating measures or cash flows.

3.    LOSS PER SHARE

  The rights issue completed in 2001, which was offered to all shareholders of Microcell, contained a bonus element due to the exercise price of the shares offered in the rights issue, which was below the fair market value of Microcell's shares at the issuance date of the rights. As a result, basic and diluted loss per share were adjusted retroactively for the comparative periods presented in order to reflect the bonus element. Consequently, the number of shares used in computing basic and diluted loss per share for the comparative period prior to the rights issue is the weighted-average number of shares outstanding for the period, multiplied by a factor of 1.5035. The reconciliation of the numerator and denominator for the calculation of earnings (loss) per share is as follows:

	Three months ended September 30		Nine months ended September 30
	2002	2001	2002	2001
	$	$	$	$
		(Restated-note 2)		(Restated-note 2)
Net loss	152,318	142,907	446,839	390,090

Weighted-average number of shares outstanding	240,217	69,173	240,200	68,838
Shares issuable pursuant to exercise of initial warrants	253	291	253	291

Number of shares for basic loss-per-share calculation	240,470	69,464	240,453	69,129
Adjustment factor	—	1.5035	—	1.5035

Adjusted number of shares for basic loss-per-share calculation	240,470	104,439	240,453	103,936
Additional shares for diluted loss-per-share calculation	—	7	—	8

Adjusted number of shares for diluted loss-per-share calculation	240,470	104,446	240,453	103,944

Basic and diluted loss per share (dollars)	0.63	1.37	1.86	3.75

  The Company's diluted loss per share is equivalent to its basic loss per share since all of the Company's potentially issuable securities would have an anti-dilutive effect for the three- and nine-month periods ended September 30, 2001.

4.    SHORT-TERM INVESTMENTS

  The Company's investment in Argo II has been reclassified as an available-for-sale investment, and is now therefore included in its short-term investments. The Company has committed to invest, in the form of a subscription for units, US$10,000,000 in Argo II and, as of September 30, 2002, US$5,500,000 had been paid. During the third quarter of 2002, the Company was asked to contribute an additional US$500,000, as part of its original commitment, payable on September 16, 2002. Subsequent to that date, the Company asked for a grace period to pay its capital contribution and Argo II's general partner agreed to postpone the payment date to December 30, 2002. The Company asked for another grace period up to March 31, 2003. In light of management estimates, the Company has decided to reduce the value of this investment by $3,316,000 to its estimated fair market value of $3,268,000 (see note 12 (e)).

5.    CAPITAL ASSETS

  During the three-month period ended September 30, 2002, the Company wrote down the value of certain of its capital assets to their net recoverable amount. Accordingly, the depreciation and amortization expense for the three-month period ended September 30, 2002 included write-downs of $17,985,000 related to the network and application software in the PCS segment. The depreciation and amortization for the nine-month period ended September 30, 2002 included write-downs of $17,895,000 related to the network and application software in the PCS segment and $5,940,000 related to the portal in the Wireless Internet segment.

6.    INTANGIBLE ASSETS

  Under both Canadian and U.S. GAAP, impairment for indefinite life intangible assets is deemed to exist if the net book value of the assets exceeds their estimated fair value. For a number of months, the Company has been pursuing negotiations with potential business partners in view of financing the Company's MCS project to be carried out by Inukshuk. During the second quarter, the likelihood of concluding such an agreement became uncertain. Given this fact, and considering the difficult financial market conditions that the telecommunications industry is facing, the Company carried out a review to determine the impairment in value of its MCS licenses. For that purpose, and in the current circumstances, the Company was unable to evaluate its MCS licenses using the Trading Value or the Precedent Transactions Analysis methodologies. Therefore, the value of the MCS licenses was estimated using the expected present value of future discounted cash flows. In light of this context, and the unlikelihood of concluding an agreement with potential business partners, as well as the high cost of financing associated with the MCS project, the Company has written down the value of the MCS licenses to nil. Accordingly, a non-cash expense affecting the Wireless Internet segment in the amount of $223,399,000 was recorded in the three-month period ended June 30, 2002. The cost of future income tax related to the MCS licenses, resulting from the difference between the carrying value and the tax basis of the assets acquired, which was capitalized to the MCS licenses, was reversed, resulting in an income tax benefit in the amount of $72,896,000.

7.    TERMINATION OF HEDGING AGREEMENTS

  On July 15, 2002, the Company decided to unhedge the 2009 Notes and de-designate, for accounting purposes, the cross-currency swap on the principal of the Notes in the amount of US$270,000,000. On that day, the Company terminated US$220,000,000 of the US$270,000,000 hedging agreements, generating net proceeds of $28,914,000 and a deferred gain of $17,778,000, which is being amortized over the remaining life of the Notes. The remaining hedging agreements (US$50,000,000) are now subject to market fluctuation, as are any speculative instruments. The gain on financial instruments, in the amount of $8,816,000, was due to the appreciation in the fair market value of the remaining US$50,000,000 cross-currency swap from the date of its de-designation ($8,177,000), and to the amortization of the deferred gain generated by the appreciation in the fair market value of the cross-currency swap before its de-designation as a hedging instrument ($639,000) (see note 12 (b)).

8.    SHARE CAPITAL

	September 30, 2002	December 31, 2001
Common Shares	27,631,537	27,631,537
Class A Non-Voting Shares	9,590,000	9,590,000
Class B Non-Voting Shares	202,994,911	202,951,539

Outstanding shares	240,216,448	240,173,076

Outstanding warrants convertible into 2.1899 Class B Non-Voting Shares	115,700	135,700

Options to purchase Class A Non-Voting Shares	66,689	88,982
Options to purchase Class B Non-Voting Shares	5,064,933	7,552,332

Outstanding options	5,131,622	7,641,314

9.    SEGMENTED INFORMATION

  The Company carries out its operations entirely in Canada through three strategic business segments: PCS, Wireless Internet, and Investments. PCS consists of wireless telecommunications services that use advanced and secure digital technology. The Company provides retail PCS in Canada to end-users and offers access to the Company's PCS network to third-party telecommunications providers (on a wholesale basis). The Company also offers PCS data services based on the GPRS technology. Through its Internet operations, the Company provides its PCS customers with new mobile Internet services and plans to build a high-speed Internet Protocol-based data network using MCS technology in the 2500 MHz range. Through its Investments segment, the Company participates in various wireless or high-technology projects or investments that primarily involve Microcell Capital and Microcell Labs.

  The accounting policies for segment and intersegment transactions are the same as those described in the summary of significant accounting policies in the consolidated financial statements for the year ended December 31, 2001. Management evaluates performance based on segment operating income (loss). The segment operating income (loss) is defined as operating income (loss) excluding restructuring charges, depreciation and amortization for all segments and including gain (loss) in value of investments and marketable securities, gain (loss) on disposal of investments and share of net loss (net income) in investees for the Investments segment. All intersegment transactions are eliminated upon consolidation.

  The following tables present information about reported segment results and assets:

	Three-month period ended September 30, 2002
	PCS	Wireless Internet	Investments	Intersegment eliminations	Total
Revenues	154,513	21	—	—	154,534
Revenues — intersegment	3	334	—	(337)	—

Revenues — total	154,516	355	—	(337)	154,534
Operating expenses	(126,777)	(1,158)	(20)	—	(127,955)
Operating expenses — intersegment	(333)	(3)	—	336	—

Segment operating income (loss) before the following:	27,406	(806)	(20)	(1)	26,579
Loss in value of investments and marketable securities	—	—	(2,947)	—	(2,947)
Share of net loss in investees	—	—	(2,276)	—	(2,276)

Segment operating income (loss)	27,406	(806)	(5,243)	(1)	21,356

Additions to capital assets	12,626	—	—	—	12,626
Additions to intangible assets	—	—	—	—	—

Total assets as of September 30, 2002	1,020,656	15,736	18,130	(5,346)	1,049,176

	Nine-month period ended September 30, 2002
	PCS	Wireless Internet	Investments	Intersegment eliminations	Total
Revenues	440,208	103	—	—	440,311
Revenues — intersegment	94	1,755	—	(1,849)	—

Revenues — total	440,302	1,858	—	(1,849)	440,311
Operating expenses	(367,795)	(6,389)	82	—	(374,102)
Operating expenses — intersegment	(1,762)	(6,773)	—	8,535	—

Segment operating income (loss) before the following:	70,745	(11,304)	82	6,686	66,209
Impairment of intangible assets	—	(223,399)	—	—	(223,399)
Loss in value of investments and marketable securities	—	—	(11,354)	—	(11,354)
Share of net loss in investees	—	—	(13,014)	—	(13,014)

Segment operating income (loss)	70,745	(234,703)	(24,286)	6,686	(181,558)

Additions to capital assets	118,584	114	—	8	118,706
Additions to intangible assets	—	—	—	—	—

Total assets as of September 30, 2002	1,020,656	15,736	18,130	(5,346)	1,049,176

	Three-month period ended September 30, 2001
	PCS	Wireless Internet	Investments	Intersegment eliminations	Total
	(Restated, see note 2)
Revenues	146,467	1	(35)	—	146,433
Revenues — intersegment	113	4,304	133	(4,550)	—

Revenues — total	146,580	4,305	98	(4,550)	146,433
Operating expenses	(135,290)	(4,934)	(779)	—	(141,003)
Operating expenses — intersegment	(686)	(1,345)	(299)	2,330	—

Segment operating loss before the following:	10,604	(1,974)	(980)	(2,220)	5,430
Loss in value of investments and marketable securities	—	—	(6,873)	—	(6,873)
Share of net loss in investees	—	—	(501)	—	(501)

Segment operating loss	10,604	(1,974)	(8,354)	(2,220)	(1,944)

Additions to capital assets	52,021	47,660	28	(2,500)	97,208
Additions to intangible assets	—	—	—	—	—

Total assets as of December 31, 2001	1,099,359	262,636	44,710	(11,446)	1,395,259

	Nine-month period ended September 30, 2001
	PCS	Wireless Internet	Investments	Intersegment eliminations	Total
	(Restated, see note 2)
Revenues	399,806	1	74	—	399,881
Revenues — intersegment	1,012	12,422	158	(13,592)	—

Revenues — total	400,818	12,423	232	(13,592)	399,881
Operating expenses	(407,143)	(13,709)	(2,164)	—	(423,016)
Operating expenses — intersegment	(1,217)	(4,015)	(810)	6,042	—

Segment operating loss before the following:	(7,542)	(5,301)	(2,742)	(7,550)	(23,135)
Loss in value of investments and marketable securities	—	—	(31,748)	—	(31,748)
Share of net loss in investees	—	—	(3,628)	—	(3,628)

Segment operating loss	(7,542)	(5,301)	(38,118)	(7,550)	(58,511)

Additions to capital assets	246,400	51,133	46	(7,508)	290,071
Additions to intangible assets	—	80,000	—	—	80,000

Total assets as of December 31, 2001	1,099,359	262,636	44,710	(11,446)	1,395,259

  Reconciliation of the segmented operating income (loss) to the consolidated net loss

	Three-month periods ended September 30		Nine-month periods ended September 30
	2002	2001	2002	2001
	$	$	$	$
		(Restated-note 2)		(Restated-note 2)
Segmented operating income (loss)	21,356	(1,944)	(181,558)	(58,511)
Depreciation and amortization	(64,942)	(46,181)	(169,106)	(130,676)
Restructuring charges	—	—	(3,761)	—
Interest income	1,543	1,677	3,754	5,666
Interest expense	(55,559)	(56,668)	(162,546)	(159,743)
Financing charges	(3,720)	(2,110)	(7,950)	(6,474)
Foreign exchange loss	(59,342)	(37,628)	(6,549)	(42,752)
Gain on financial instruments	8,816	—	8,816	—
Income tax benefit (provision)	(470)	(53)	72,061	2,400

Net loss	(152,318)	(142,907)	(446,839)	(390,090)

10.  ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES

  These financial statements were prepared in accordance with Canadian GAAP, which differ in certain material respects from U.S. GAAP, and should be read in conjunction with the reconciliation with U.S. GAAP presented in note 19 to the consolidated financial statements for the year ended December 31, 2001. The following summary sets out the material adjustments to the Company's reported net loss, for the three-and nine-month periods ended September 30, 2002 and 2001, which would be made in order to conform with U.S. GAAP and the accounting principles and practices required by the SEC.

  Reconciliation of consolidated net loss and comprehensive loss

	Three-month periods ended September 30		Nine-month periods ended September 30
	2002	2001	2002	2001
	$	$	$	$
		(Restated-notes 2 and 3)		(Restated-notes 2 and 3)
Net loss under Canadian GAAP	(152,318)	(142,907)	(446,839)	(390,090)
Reversal of amortization of PCS license expensed in 1995 under U.S. GAAP	—	34	—	105
Share of net income (net loss) in investees	(273)	(4,788)	6,168	(17,957)
Development costs	—	(663)	1,498	(2,834)
Impairment of intangible assets	—	—	(25,771)	—
Stock compensation	1,150	—	(168)	—
Amortization of the deferred gain on financial instruments	(639)	—	(639)	—
Amortization of other comprehensive income related to financial instruments	639	—	639	—
Changes in fair market value of a fair value hedge	—	—	—	1,367
Cumulative effect as of January 1, 2001, resulting from the adoption of the Statement of Financial Accounting Standards No. 133	—	—	—	(900)

Net loss under U.S. GAAP	(151,441)	(148,324)	(465,112)	(410,309)

Unrealized gain (loss) in value of marketable securities net of income taxes in the amount of $2 for the three-month period in 2002 and $69 for the nine-month period in 2002 ($201 in 2001)	(10)	(870)	(305)	—
Changes in fair market value of cash flow hedges	(4,564)	1,867	490	6,618
Reversal of cumulative income taxes related to changes in fair market value of a cash flow hedge	7,655	—	7,655	—
Cumulative effect as of January 1, 2001, resulting from the adoption of the Statement of Financial Accounting Standards No. 133	—	—	—	3,939

Comprehensive loss under U.S. GAAP	(148,999)	(147,327)	(457,911)	(399,752)

Basic and diluted loss per share under U.S. GAAP (dollars)	(0.63)	(1.42)	(1.93)	(3.95)

  Differences in reported amounts on consolidated balance sheets

	September 30, 2002			December 31, 2001
	Canadian GAAP
		Adjustments	U.S. GAAP	U.S. GAAP
	$	$	$	$
Marketable securities	165	17	182	1,403
Long-term investments	11,881	2,672	14,553	31,487
Deferred charges and other assets	41,281	(7,337)	33,944	38,502
Cash flow hedges	—	(11,257)	(11,257)	1,675
Intangible assets	2,727	—	2,727	251,897
Accounts payable	(125,561)	(646)	(126,207)	(106,812)
Deferred gain (current and long-term portion)	(20,438)	20,438	—	—
Share capital	(1,167,678)	(60,723)	(1,228,401)	(1,194,565)
Deficit	2,343,012	66,034	2,409,046	1,943,934
Accumulated other comprehensive income	—	(9,198)	(9,198)	(1,997)

11.  CONTINGENCIES

  On April 10, 2002, ASP Wireless Net Inc. ("ASP"), a former service provider of Microcell Connexions, filed a notice of arbitration pursuant to an agreement that ASP had with Microcell Connexions. ASP claims in the notice of arbitration that Microcell Connexions has breached its agreements with ASP and that it therefore suffered damages in the amount of $18,500,000, which ASP is claiming from Microcell. The Company considers ASP's claim as frivolous and unfounded in fact and in law and intends to vigorously contest it.

12.  SUBSEQUENT EVENTS

  (a)
  On February 21, 2002, Microcell together with Microcell Connexions and Microcell Solutions (in this Appendix, the "Borrowers"), entered into an amendment to its amended and restated credit agreement with a group of lenders to increase its senior secured facilities from $750,000,000 to $850,000,000 by way of a U.S. dollar denominated senior secured term loan amount of U.S.$62,920,783 equivalent to $100,000,000 (the "Tranche F").

    The Tranche F bears interest at the U.S. base rate plus 2.5% or the U.S. LIBOR rate plus 3.5% and is payable in quarterly installments in U.S. dollars equivalent to $500,000 starting in March 2003 and the outstanding balance equivalent to $92,000,000 at the maturity in February 2007. The Tranche F ranks equally with the other senior secured facilities. The senior secured facilities are collateralized by debentures of $1,100,000,000 issued by the Borrowers under trust deeds ($1,000,000,000 before the issuance of Tranche F). The debentures are collateralized by a first ranking security interest in all property and assets of Microcell and the Borrowers. The amendment to create the Tranche F included a 0.25 basis points pricing increase on all other tranches of the senior secured loans.

    In conjunction with the Tranche F, Microcell Connexions and a vendor entered into a three-year purchase agreement whereby Microcell Connexions committed to purchase network infrastructure hardware and software from this vendor in an aggregate amount, at least equal to $150,000,000. In December 2002, this agreement was amended to eliminate the purchase commitment.

  (b)
  In November 2002, the Company terminated US$20,000,000 of the remaining US$50,000,000 hedging agreements. This termination generated proceeds of $4,355,000 and a loss on financial instruments of $1,269,000. The Company also terminated its two interest rate swaps on Tranches C and D of the senior secured loans. These terminations generated a cash disbursement and a loss on financial instruments in the amount of $2,398,000, which will be deferred and amortized over the remaining life of the senior secured loans covered by the hedging agreements.

    In December 2002, all the remaining hedging agreements of the Company (cross-currency and interest rate swaps) were terminated and generated a net payable to the counterparties of $9,254,000.

  (c)
  In conjunction with the senior secured lenders' approval of the recapitalization plan, the senior secured lenders and the Company mutually agreed, in December 2002, to extend the forbearance period to January 6, 2003 and to terminate the senior secured revolving credit facility.

    Then, in January 2003, the Company announced that it had reached an agreement on a recapitalization plan with its secured lenders and unsecured noteholders. The Company received signed commitments to vote in favour of the proposed recapitalization plan from its secured lenders holding in face amount $443 million, representing approximately 75% of the outstanding secured debt, and from holders of its unsecured notes holding in face amount $833 million, representing approximately 55% of the outstanding notes.

    As further described below, in January 2003 the Company obtained a court order from the Superior Court of the Province of Quebec under the CCAA in an effort to ensure that a negotiated recapitalization plan is implemented. Until the recapitalization plan becomes effective, the Company will not make any further payments of principal or interest on its secured debt or unsecured notes, including the interest payment on its Senior Discount Notes due 2006, which was due December 1, 2002, and quarterly principal repayments on its secured term loans due December 31, 2002.

    In order for the Company's proposed recapitalization plan to become effective, a Court-supervised vote is required to obtain consent from a majority of both the secured lenders and unsecured noteholders who are present and voting and who represent, in aggregate, not less than 66 2/3% of the principal amount of both the secured debt and unsecured notes, each being voted as a separate class. In addition, implementation of the recapitalization plan is subject to the execution of definitive documentation and to other customary conditions, and is also conditional upon receiving all required Court, Industry Canada, and other approvals.

    The Company's ability to continue as a going concern depends on its ability to successfully implement the recapitalization plan. The outcome of this matter is uncertain at this time. These consolidated financial statements do not include any adjustments to the amounts and classifications of assets and liabilities that might be necessary should the Company be unable to continue in business.

  (d)
  In addition to the employees laid-off during the nine-month period ended September 30, 2002, the Company reduced its workforce by an additional 149 employees in December 2002. An amount of $3,733,000 for restructuring charges will be recorded in December 2002 relating primarily to severance payments to the employees laid off.

  (e)
  In light of management estimates, the Company has decided to write down, in December 2002, the value of its investment in Argo II from $3,268,000 to nil.

13.  COMPARATIVE FIGURES

  Some of the comparative figures have been reclassified to conform to the presentation adopted in the current period.

CONSOLIDATED FINANCIAL STATEMENTS

MICROCELL TELECOMMUNICATIONS INC.

December 31, 2001 and 2000

AUDITORS' REPORT

To the Directors of
 Microcell Telecommunications Inc.

        We have audited the consolidated balance sheets of Microcell Telecommunications Inc. as at December 31, 2001 and 2000, and the consolidated statements of loss and deficit and cash flows for each of the years in the three-year period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with Canadian and U.S. generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

        In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2001 and 2000, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2001, in accordance with Canadian generally accepted accounting principles.

        The Company has changed its method of accounting for foreign exchange gains and losses and earnings per share in 2001 as described in note 3. The Company has also changed its method of accounting for consideration given by a vendor to a customer or a reseller of the vendor's product in 2002 as described in note 20.

Montréal, Canada,	(Signed) ERNST & YOUNG LLP
February 1, 2002	Chartered Accountants
(except for note 20 which is as of January 6, 2003)

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA — U.S. REPORTING DIFFERENCE

        Since the date of completion of our audit of the accompanying financial statements and initial issuance of our report thereon dated February 1, 2002, the Company, as described in note 20 (h), has experienced significant changes in its financial condition and liquidity. If our report set out above had been prepared in accordance with United States reporting standards for auditors, it would have contained an additional paragraph to emphasize the occurrence of these events. However, our report is prepared in accordance with Canadian reporting standards for auditors, which do not permit references to such events when they are adequately disclosed in the financial statements.

Montréal, Canada,	(Signed) ERNST & YOUNG LLP
January 6, 2003	Chartered Accountants

MICROCELL TELECOMMUNICATIONS INC.

CONSOLIDATED BALANCE SHEETS

As at December 31
(In thousands of Canadian dollars)

	2001	2000
	$	$
		(Restated note 3)
ASSETS (note 10)
Current assets
Cash and cash equivalents	19,005	87,378
Short-term investments and marketable securities (note 4)	159,524	75,957
Short-term investments — restricted (note 16)	—	120,710
Receivables (note 5)	85,973	68,684
Receivables from related companies	489	—
Inventories	19,897	37,442
Other current assets	40,604	47,551

Total current assets	325,492	437,722
Capital assets (note 6)	987,447	662,411
Long-term investments (note 7)	34,983	78,958
Deferred charges and other (note 8)	47,337	30,135

	1,395,259	1,209,226

LIABILITIES AND SHAREHOLDERS' DEFICIENCY
Current liabilities
Accounts payable and accrued liabilities
Related companies	445	2,575
Other (note 9)	106,334	156,788
Deferred revenues	38,115	32,136
Current portion of long-term debt (note 10)	16,523	—

Total current liabilities	161,417	191,499
Long-term debt (note 10)	1,887,048	1,680,699
Deferred tax liabilities (note 15)	73,519	4,589

	2,121,984	1,876,787

Shareholders' deficiency
Share capital (note 11)	1,167,371	728,050
Warrants (note 11)	2,077	2,077
Deficit	(1,896,173)	(1,397,688)

	(726,725)	(667,561)

	1,395,259	1,209,226

Commitments (notes 7, 16 and 20)
Subsequent events (note 20)

On behalf of the Board:

(Signed) CHARLES SIROIS Chairman of the Board	(Signed) ANDRÉ TREMBLAY Director, President and Chief Executive Officer

See accompanying notes.

MICROCELL TELECOMMUNICATIONS INC.

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

Years ended December 31
(In thousands of Canadian dollars, except for per-share data)

	2001	2000	1999
	$	$	$
	(Restated note 20)	(Restated notes 3 and 20)	(Restated notes 3 and 20)
Revenues
Services	509,082	365,665	228,375
Equipment sales	32,408	40,321	32,091

	541,490	405,986	260,466

Costs and expenses(note 13)
Cost of products and services	336,753	306,391	239,391
Selling and marketing	115,638	119,049	108,252
General and administrative	98,902	92,878	75,805
Depreciation and amortization	177,990	131,304	107,444

	729,283	649,622	530,892

Operating loss before restructuring charges	187,793	243,636	270,426
Restructuring charges (note 14)	5,226	—	—

Operating loss	193,019	243,636	270,426
Interest income	(6,553)	(20,341)	(8,615)
Interest expense	215,888	185,471	147,503
Financing charges	8,349	8,742	7,575
Foreign exchange loss (gain)	51,129	24,638	(31,845)
Net gain on disposal of investments (note 7)	—	(285,967)	—
Loss in value of investments, marketable securities and other assets (note 7)	33,093	248,336	—
Share of net loss (net income) in investees (note 7)	5,282	(20,573)	8,269

Loss before income taxes	500,207	383,942	393,313
Income tax provision (benefit) (note 15)	(1,722)	(115,515)	324

Net loss	498,485	268,427	393,637
Deficit, beginning of year	1,397,688	1,129,261	699,331
Cumulative effect of a change in an accounting policy (note 3)	—	—	36,293

Deficit, end of year	1,896,173	1,397,688	1,129,261

Basic and diluted loss per share(note 12)	4.56	2.79	4.78

See accompanying notes.

MICROCELL TELECOMMUNICATIONS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31
(In thousands of Canadian dollars)

	2001	2000	1999
	$	$	$
		(Restated note 3)	(Restated note 3)
OPERATING ACTIVITIES
Net loss	(498,485)	(268,427)	(393,637)
Adjustments to reconcile net loss to cash used in operating activities
Depreciation and amortization	177,990	131,304	107,444
Accreted interest on long-term debt	158,194	142,812	114,761
Financing charges	7,674	7,341	6,075
Foreign exchange loss (gain)	50,281	25,449	(32,010)
Deferred income taxes	(3,966)	(116,968)	—
Net gain on disposal of investments	—	(285,967)	—
Loss in value of investments, marketable securities and other assets	33,079	248,336	—
Share of net loss (net income) in investees	5,282	(20,573)	8,269

	(69,951)	(136,693)	(189,098)

Changes in operating assets and liabilities
Increase in trade receivables	(27,234)	(15,560)	(12,895)
Decrease (increase) in interest receivable	2,771	(1,067)	(2,380)
Decrease (increase) in taxes receivable	6,005	(1,970)	1,074
Increase in receivables from related companies	(489)	—	—
Decrease (increase) in inventories	17,545	(11,868)	(1,570)
Decrease (increase) in other current assets	4,409	(9,185)	(13,911)
Increase (decrease) in accounts payable and accrued liabilities	(61,289)	52,837	(18,298)
Increase (decrease) in deferred revenues	5,979	17,774	6,760

	(52,303)	30,961	(41,220)

Cash used in operating activities	(122,254)	(105,732)	(230,318)

INVESTING ACTIVITIES
Reduction of (additions to) short-term investments	(157,985)	23,919	(22,837)
Reduction of (additions to) short-term investments — restricted	120,710	(120,710)	—
Proceeds from sale of marketable securities	72,804	87,128	—
Additions to capital assets	(407,395)	(277,191)	(133,572)
Additions to license and deferred charges	(9,488)	(6,756)	(97)
Additions to long-term investments	(2,535)	(35,965)	(20,188)

Cash used in investing activities	(383,889)	(329,575)	(176,694)

FINANCING ACTIVITIES
Issuance of shares	450,755	402,426	581
Share issuance costs	(11,434)	(5,523)	—
Increase in long-term debt	270,813	67	505,507
Repayment of long-term debt	(270,809)	(92)	(50,490)
Financing costs	(1,555)	(125)	(5,546)

Cash provided by financing activities	437,770	396,753	450,052

Decrease in cash and cash equivalents for the year	(68,373)	(38,554)	43,040
Cash and cash equivalents, beginning of year	87,378	125,932	82,892

Cash and cash equivalents, end of year	19,005	87,378	125,932

Additional information
Interest paid	49,933	43,863	36,655
Income taxes paid	2,249	1,289	1,013

See accompanying notes.

MICROCELL TELECOMMUNICATIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2001
(All tabular amounts are in thousands of Canadian dollars unless otherwise indicated.)

1.    DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION

  Description of business

  Microcell was incorporated under the laws of Canada by articles of incorporation dated October 16, 1992, and conducts its business of wireless communications through six wholly owned subsidiaries which are: Microcell Capital, Connexions, Microcell i5, Microcell Labs, Solutions and Inukshuk.

  The Company carries on its operations through three strategic business segments: Personal Communications Services ("PCS"), Wireless Internet and Investments. Under its PCS business segment, the Company is a provider of PCS in Canada under the PCS Licenses awarded in Canada in 1995 and renewed for five years in March 2001. The terms and conditions for the renewal of the license are identical to those established for the first license in April 1996. Under its Investments business segment, the Company invests in various wireless or high-technology companies and, as a result, is exposed to normal market risk fluctuation, which may be significant. Finally, under its Wireless Internet business segment, the Company provides to its PCS customers new mobile Internet services and plans to build a high-speed Internet Protocol-based data network using MCS technology in the 2500 MHz range. The building of the MCS network will be carried out by Inukshuk and will require significant additional financing from external sources. The Company's existing agreements with lenders impose certain limitations on the amount that it can invest in Inukshuk. There can be no assurance that Inukshuk will be successful in building the data network or that Inukshuk will be profitable. The Company may lose its entire investment in Inukshuk (see note 20 (c)).

  The Company continues to experience PCS subscriber growth, which has created additional growth-related capital requirements arising from the funding of network expansion and the cost of acquiring new PCS customers. The Company expects that, as it seeks further market penetration, it will continue to experience, for a certain period of time, operating losses and negative cash flows from operations. Microcell's ability to generate positive net income and cash flow in the future is dependent upon various factors, including the level of market acceptance of its services, the degree of competition encountered by the Company, the cost of acquiring new customers, technology risks, the future availability of financing, the results of its equity investments, general economic conditions and regulatory requirements. As of December 31, 2001, the Company had cash and cash equivalents of $19,005,000, short-term investments and marketable securities of $159,524,000, and available financing of $270,800,000 in Senior Secured Revolving Credit Loans, for total availability of $449,329,000 (see note 20 (h)).

  Basis of presentation

  These consolidated financial statements have been prepared in connection with the recapitalization plan summarized in note 20 (h). These consolidated financial statements differ from those included in the 2001 Company Annual Report in that certain disclosures relating to subsequent events have been added (see note 20).

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  These consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles, the more significant of which are outlined below. A reconciliation to accounting principles generally accepted in the United States and to the accounting principles and practices required by the SEC is shown in note 19.

  Use of estimates

  The preparation of the Company's consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  Long-term investments

  i.
  Consolidation

    The consolidated financial statements include the results of operations of Microcell and all of its subsidiaries as well as its share of assets, liabilities, revenues and expenses of all joint ventures in which the Company participates.

  ii.
  Other

    The Company accounts for investments in which it exercises significant influence using the equity method. Other investments are accounted for at cost. The investments are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable, and a provision for loss in value is recorded when a decline in value below the carrying amount is considered to be other than temporary.

  Revenue recognition

  Monthly access charges are billed in advance and recognized when the services are provided. Airtime is recognized as revenue when provided. Sales of handsets and related equipment are recognized when goods and services are delivered. Prepaid service revenues are deferred and recognized when services are provided. When prepaid airtime vouchers are sold to dealers, the revenue for the airtime is measured at the face value of the time sold, when services are provided. Commissions to dealers are classified within costs of products and services expenses.

  Cash equivalents

  Cash equivalents are short-term, highly liquid, held-to-maturity, investment-grade debt securities with maturities of 90 days or less from the date of purchase.

  Short-term investments

  Short-term investments consist of highly liquid, held-to-maturity, investment-grade debt securities, such as term deposits, commercial paper and similar instruments, with maturities greater than 90 days but not exceeding twelve months. Short-term investments are accounted for at the lower of cost and market value.

  Marketable securities

  Marketable securities are recorded at the lower of cost and fair market value except for put and call options entered into to manage exposure to market fluctuations in this Appendix, (the "Collars") which are recorded at their intrinsic value.

  Inventories

  Inventories consist of handsets, SIM cards and accessories held for resale, and are stated at the lower of cost (on a first-in, first-out basis) and replacement cost.

  Capital assets

  Capital assets are recorded at cost. The PCS network includes direct costs such as equipment, material, labor, engineering, site development, interest incurred during the network buildout, depreciation of capital assets used in connection with the construction of the network, and overhead costs. The costs of PCS network construction in progress are transferred to the PCS network in service as construction projects are completed and put into commercial service. Depreciation starts when the assets are in service, and is provided on a straight-line basis over their estimated useful lives as follows:

PCS network — Switches	10 years
PCS network — Base stations	5 years
Computer hardware and software	3 years
Application hardware and software	5 years
Office furniture and equipment	5 years
Leasehold improvements	Term of the related leases

  LICENSES

  The PCS License includes certain development costs and all costs related to obtaining the PCS License. The PCS License is amortized on a straight-line basis over 25 years from the date of launch. No amortization has been recorded on the MCS Licenses acquired upon the acquisition of Inukshuk, since commercial operations have not yet been launched (see note 6).

  The annual licensing fees are charged to expense as incurred.

  Derivative instruments

  The Company is party to interest-rate swap contracts used to reduce its interest rate risks. The interest expense on these contracts is based on the agreements' fixed rates. The Company is also party to cross-currency swap contracts to hedge its foreign exchange exposure on the 2009 Notes and to put and call options to hedge its foreign exchange exposure on the first two interest payments on the 2006 Notes. Gains and losses on these contracts are unrecognized until realized, and are then charged to income on a basis that corresponds with changes in the related hedged item (see note 20 (e)).

  Financing costs

  The costs of obtaining debt financing are deferred and amortized over the life of the debt to which they relate. The costs of issuing equity are recorded as a reduction of the item to which they relate.

  Stock option plans

  The Company has stock option plans, which are described in note 11. No compensation expense is recognized for these plans when stock options are issued to employees. Any consideration paid by employees on exercise of stock options is credited to share capital.

  Income taxes

  The Company follows the liability method of accounting for income tax allocation. Under this method, deferred income tax assets and liabilities are determined based on the differences between the financial reporting and tax bases of assets and liabilities, and are measured using the substantively enacted tax rates and laws that are expected to be in effect in the periods in which the deferred income tax assets or liabilities are expected to be settled or realized. Deferred income tax assets, net of an appropriate valuation allowance, are recognized only to the extent that management believes it to be more likely than not that the assets will be realized.

  Foreign currency

  The Company's currency of measurement (functional currency) is the Canadian dollar. Monetary assets and liabilities denominated in foreign currencies are translated at the rates of exchange prevailing at the period-end. Revenues and expenses denominated in foreign currencies are translated at the rates of exchange prevailing on the transaction dates. Realized and unrealized gains and losses on currency transactions are included in income as they arise.

  Earnings (loss) per share

  Basic and diluted earnings (loss) per share are calculated using the treasury stock method. Basic earnings (loss) per share is calculated using the weighted average number of Common Shares, Class A Non-Voting Shares, Class B Non-Voting Shares and the total number of initial warrants exercisable for little or no cash consideration outstanding at the end of the period as if the warrants had been converted at the beginning of the period.

  As outlined in note 12, the number of shares used in calculating both basic and diluted earnings (loss) per share was adjusted retroactively as a result of the rights offering completed in 2001.

  Recent developments

  The Canadian Institute of Chartered Accountants (CICA) recently issued Section 1581, Business Combinations, which eliminates the pooling-of-interests method of accounting for business combinations and modifies the application of the purchase accounting method. The elimination of the pooling-of-interest method is effective for transactions initiated after June 30, 2001. The remaining provisions will be effective for 2002. The CICA also issued Section 3062, Goodwill and Other Intangible Assets. This new Section eliminates the current requirement to amortize goodwill and indefinite-lived intangible assets, and addresses the amortization of intangible assets with a defined life and the impairment testing and recognition for goodwill and intangible assets. Section 3062 is effective for 2002. The Company is currently assessing the new regulations and the impact that adoption will have on its consolidated financial statements. Similar requirements were also issued in the United States under Statement of Financial Accounting Standards No. 141 (SFAS) and SFAS 142.

  In 2001, the CICA issued Section 3870, Stock-based Compensation and Other Stock-based Payments, which will be effective for the Company in the 2002 fiscal year. Under Section 3870, stock-based awards granted to non-employees must be accounted for using the fair value-based method. The new standard also requires that stock appreciation rights and awards of stock options that call for settlement in cash be accounted for in an amount equal to the difference between the exercise price and the fair value of the stock at the date of the grant. Additionally, stock appreciation rights that call for settlement in stock be accounted for either at fair value or in the same way as stock appreciation rights to be settled in cash. The Company is currently assessing the new regulations and the impact that adoption will have on its consolidated financial statements.

3.    CHANGE IN CANADIAN ACCOUNTING POLICIES

  Effective January 1, 2001, the Company changed its method of determining the earnings (loss) per share with the adoption of Section 3500, Earnings per Share, of the Canadian Institute of Chartered Accountants' Handbook. Both basic and diluted earnings (loss) per share are now calculated using the treasury stock method as opposed to the imputed interest method, as required under the previous recommendations. The adoption of these recommendations had no effect on the basic and diluted loss per share previously presented.

  In addition, the Company has retroactively adopted the new accounting recommendations with respect to accounting foreign exchange gains or losses on monetary items and non-monetary items carried at market that have a fixed or ascertainable life extending beyond the end of the following year. Previously, these gains and losses were deferred and amortized on a straight-line basis over the term of the related items. The new recommendations require that these gains and losses be included in the determination of net income as they arise. This change in accounting policy has been applied retroactively and has had the following impact on the financial statements: For 2001, total assets decreased by $16,584,000, deficit increased by $16,584,000, and loss per share increased by $0.01. For 2000, total assets decreased by $15,331,000, deficit increased by $15,331,000, and loss per share increased by $0.19 (including the effect of the rights issue as discussed in note 12). For 1999, loss per share decreased by $0.47 (including the effect of the rights issue as discussed in note 12).

4.    SHORT-TERM INVESTMENTS AND MARKETABLE SECURITIES

	2001	2000
	$	$
Short-term investments	158,443	458
Marketable securities	1,081	75,499

	159,524	75,957

  Also included in marketable securities as of December 31, 2000 are Collars entered into by the Company to manage the risk associated with fluctuations in the market value of 911,767 shares of InfoSpace, Inc. ("InfoSpace"). The ceiling price of the Collars corresponded to 155% of the market value of the underlying shares at the agreement dates (call options (the "Call") to the counterparty), and the floor price was equal to 80% of the market value of the underlying shares at the agreement dates (put options (the "Put") to the Company). The weighted-average market value, at the agreement dates, of the InfoSpace shares under the Collars was US$63.40. The Company was thus exposed to market value fluctuations on the underlying shares when their market value was approximately in the range of US$50.72 to US$98.27.

  The Collars were entered into with a large financial institution (the "Counterparty"). The Call options were collateralized by all of the shares covered by the Collars. An asset or liability was recorded by the Company to recognize the intrinsic value of the Collars if the fair market value of the InfoSpace shares was below the floor price or above the ceiling price. As of December 31, 2000, marketable securities included $57,338,000 relating to Put options. The fair value of the Collars was $55,970,710 and represented the amount the Company could receive from the Counterparty to terminate the agreements.

  During 2001, pursuant to the Put, 911,767 InfoSpace shares were sold, and the Company reduced the value of the outstanding shares to their net estimated realizable value. Accordingly, non-cash charges of $5.1 million were recorded in 2001 ($225.7 million in 2000 and nil in 1999 (see note 7)).

5.    RECEIVABLES

	2001	2000
	$	$
Trade receivables	95,587	62,907
Allowance for doubtful accounts	(10,717)	(4,116)
Interest receivable	892	3,663
Taxes receivable	211	6,230

	85,973	68,684

6.    CAPITAL ASSETS

	2001		2000
	Cost	Accumulated depreciation	Cost	Accumulated depreciation
	$	$	$	$
PCS network (see note 20 (g))
Switches	474,994	124,984	367,321	81,124
Base stations	572,820	302,989	465,087	206,488
Computer hardware and software	26,444	18,609	22,498	14,387
Application hardware and software	163,520	54,015	113,820	31,628
Office furniture and equipment	31,250	18,338	27,285	13,414
Leasehold improvements	24,055	10,100	20,654	7,213
MCS Licenses (see note 20 (c))	223,399	—	—	—

	1,516,482	529,035	1,016,665	354,254
Accumulated depreciation	(529,035)		(354,254)

Net carrying value	987,447		662,411

  The PCS network includes both PCS network construction in progress, amounting to $10,867,000 in 2001 ($23,257,000 in 2000), and PCS network in service.

  Acquisition of Inukshuk

  On January 29, 2001, the Company acquired for $150,000,000 the 50% share in Inukshuk owned by Look Communications Inc., a company controlled by a major shareholder of Microcell. This brought the Company's total ownership interest in Inukshuk to 100%. The only asset in Inukshuk is the MCS Licenses that will be used to build a high-speed Internet protocol-based data network using MCS technology in 12 out of 13 regional service areas across Canada.

  The estimated deferred tax liabilities related to the MCS Licenses, in the amount of $72,896,000, resulting from the difference between the carrying value and the tax basis of the asset acquired, has been capitalized to the MCS Licenses (see note 20 (c)).

7.    LONG-TERM INVESTMENTS

	2001	2000
	$	$
Long-term investments, at equity	24,051	30,726
Long-term investments, at cost	10,932	28,232
Deposit on investment	—	20,000

	34,983	78,958

  The Company, through Microcell Capital II Inc., has long-term investments accounted for at equity and at cost. Microcell Capital II Inc. has committed to invest US$10,000,000 in Argo II — The Wireless Internet Fund Limited Partnership ("Argo II"), in the form of a subscription for units, of which US$4,500,000 (C$6,736,000) has already been paid as of December 31, 2001 (US$3,500,000 (C$5,199,000) as of December 31, 2000) (see note 20 (f)).

  During 2000, the Company sold its equity investment in saraide.com inc. ("Saraide") to InfoSpace and received in exchange 2,281,326 InfoSpace shares (stock-split adjusted) and an interest of 4.3% in the new company created by InfoSpace following this transaction ("Saraide, Inc.", recorded for at-cost by the Company). The resulting gain of $291.9 million, net of income taxes, and the corresponding deferred tax liabilities of $108.7 million, were recorded at the time of the transaction. With respect to benefits from previously unrecognized losses and temporary differences, a corresponding tax asset of $108.7 million was also recognized. Following this transaction, 961,894 InfoSpace shares were sold in 2000, at an average price of US$61.19, resulting in a loss on disposal of $6.8 million.

  In light of management estimates and based on the decline in market conditions for high-technology companies during 2000 and 2001, the Company reduced the value of certain investments to their net estimated realizable value. Accordingly, non-cash charges of $26.1 million were recorded in 2001 ($22.6 million in 2000 and nil in 1999). In addition, the Company recorded its share of net income (net loss) in its equity investments, resulting in a net loss of $5.3 million in 2001 and net income of $20.6 million in 2000 (nil in 1999).

8.    DEFERRED CHARGES AND OTHER

	2001	2000
	$	$ (Restated note 3)
Derivative instruments (see note 20 (e))	25,029	5,351
Deferred financing costs	8,300	14,419
Licenses	3,962	3,996
Other	10,046	6,369

	47,337	30,135

9.    ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	2001	2000
	$	$
Accounts payable — trade	29,993	69,930
Accounts payable — capital assets	11,264	50,578
Wages and benefits	26,919	19,640
Provisions and others	38,158	16,640

	106,334	156,788

10.  LONG-TERM DEBT

	2001	2000
	$	$
Senior Secured Loans	504,403	486,818
Series B Senior Discount Notes due 2006, interest payable semi-annually beginning June 1, 2002	665,747	537,240
Series A and B Senior Discount Notes due 2007, interest payable semi-annually beginning April 15, 2003	385,383	345,838
Series B Senior Discount Notes due 2009, interest payable semi-annually beginning December 1, 2004	321,364	269,260
Other	26,674	41,543

	1,903,571	1,680,699
Less current portion	(16,523)	—

	1,887,048	1,680,699

  The minimum payments of long-term debt for the next five years are as follows: $16,523,000 in 2002; $52,090,000 in 2003; $66,575,000 in 2004; $79,325,000 in 2005; and $955,638,000 in 2006.

  Senior Secured Loans

  The Senior Secured Loans, in the aggregate amount of $750,000,000 (see note 20 (b) and (h)), are divided into Senior Secured Revolving Credit Loans and Senior Secured Term Loans as follows:

  i.
  Senior Secured Revolving Credit Loans

    Revolving Credit Loans of up to $270,800,000, bearing interest at the prime rate plus 1.5% or Bankers' Acceptance rate plus 2.5%, payable in quarterly installments starting in June 2002 and maturing in December 2005. A commitment fee computed at the rate of 0.5% per annum on the aggregate undrawn amount of the Revolving Credit Loans is payable on a quarterly basis. At December 31, 2001 and 2000, no amount was drawn.

  ii.
  Senior Secured Term Loans

    Tranche A

    Term Loan of $151,200,000, bearing interest at the prime rate plus 1.5% or Bankers' Acceptance rate plus 2.5%, payable in quarterly installments starting in June 2002 and maturing in December 2005. The floating interest rate was swapped to a fixed rate of 5.65% on $75,600,000 of the principal outstanding until December 2005. On the remaining balance of $75,600,000, the Company has swapped the floating interest to a fixed range of rates (4.83% to 5.93%) (see note 20 (e)).

    Tranche B

    Term Loan of US$50,923,411 (C$81,110,809), bearing interest at the U.S. base rate plus 2% or the U.S. LIBOR rate plus 3%, payable in quarterly installments starting in June 2002 and maturing in March 2006. The floating interest rate was swapped on the full amount to a fixed rate of 5.87% to March 1, 2006 (see note 20 (e)).

    Tranche C

    Term Loan of $18,800,000 bearing interest at the prime rate plus 1.5% or Eurocanadian plus 2.5%, payable in quarterly installments starting in June 2002 and maturing in December 2005. The floating interest rate was swapped on the full amount to a fixed rate of 5.6% to December 30, 2005 (see note 20 (e)).

    Tranche D

    Term Loan of $34,200,000, bearing interest at the prime rate plus 1.5% or Eurocanadian plus 2.5%, payable in quarterly installments starting in September 2002 and maturing in December 2005. The floating interest rate was swapped on the full amount to a fixed rate of 5.63% to December 30, 2005 (see note 20 (e)).

    Tranche E

    Term Loan of US$137,551,000 (C$219,092,160), bearing interest at the U.S. base rate plus 2.25% or the U.S. LIBOR rate plus 3.25%, payable in quarterly installments starting in June 2002 and maturing in March 2006.

  As of December 31, 2001 and 2000, the full amounts were drawn on all Tranches of the Senior Secured Term Loans. Reimbursements of Tranches A, B, C, D and E up to 2006 are as follows:

	Tranches
	A	B	C	D	E
	% of principal amount	Equivalent to C$	% of principal amount	% of principal amount	Equivalent to C$
2002	7.5%	563	7.5%	5.0%	1,500
2003	25.0%	750	25.0%	20.0%	2,000
2004	30.0%	750	30.0%	37.5%	2,000
2005	37.5%	750	37.5%	37.5%	2,000
2006	—	Balance outstanding	—	—	Balance outstanding

  The interest rate on the Senior Secured Revolving Credit Loans and Senior Secured Term Loans may be reduced if certain leverage ratios are met. The Senior Secured Loans are collateralized by debentures of $1,000,000,000, issued by Microcell Telecommunications Inc., Microcell Solutions Inc., and Microcell Connexions Inc. under trust deeds. The debentures are collateralized by a first ranking security interest in all property and assets of these companies.

  As of December 31, 2001 and 2000, the interest and foreign exchange rates were as follows:

	2001	2000
	%	%
Prime rate	4.00	7.50
Bankers' Acceptance rate	2.07	5.72
U.S. base rate	4.75	9.50
U.S. LIBOR rate	1.88	6.40
Eurocanadian rate	2.10	5.72
Closing exchange rate in U.S. dollars per C$1.00	0.6278	0.6669

  Series B Senior Discount Notes due 2006

  The unsecured Senior Discount Notes due 2006 consist of 417,973 Units, each Unit consisting of US$1,000 at maturity, 14% Series B Senior Discount Notes due on June 1, 2006 and four initial warrants each to purchase 2.1899 Class B Non-Voting Shares for gross proceeds of $273,321,000 (US$200,000,081).

  The Company entered into a put and call option agreement to manage its exposure to foreign exchange rate fluctuations on the first two interest payments of the Senior Discount Notes due 2006. The terms and duration of the agreement correspond to those of the first two interest payments of the Senior Discount Notes due 2006 (see note 20 (h)).

  Series A and Series B Senior Discount Notes due 2007

  The unsecured Senior Discount Notes due 2007 consist of $429,443,000, 11 1/8% Series A and B Senior Discount Notes due on October 15, 2007, for gross proceeds of $250,000,000 (see note 20 (h)).

  Series B Senior Discount Notes due 2009

  The unsecured Senior Discount Notes due 2009 consist of US$270,000,000, 12% Series B Senior Discount Notes due on June 1, 2009, for gross proceeds of $221,196,000 (US$150,473,700).

  The Company entered into a cross-currency swap agreement to manage its exposure to foreign exchange rate fluctuations on the principal at a rate of 1.47. The duration of the cross-currency swap corresponds to that of the Senior Discount Notes due 2009. The cross-currency swap agreement is secured by the debentures issued to secure the Senior Secured Loans (see note 20 (e) and (h)).

  Interest and redemption rights

  The Senior Discount Notes were sold at a substantial discount from their principal amount, and cash interest started to accrue on December 1, 2001 for the Senior Discount Notes due in 2006, and will begin to accrue on October 15, 2002 for the Senior Discount Notes due in 2007, and on June 1, 2004 for the Senior Discount Notes due in 2009.

  On or after specific dates, the Company may redeem the Senior Discount Notes, in whole or in part, at any time, at the following redemption prices (expressed as percentages of principal amounts at maturity) plus accrued and unpaid cash interest, if any, to the redemption date, if redeemed during the twelve-month period beginning on the redemption starting date of each year set forth in the following table:

Senior Discount Notes Due
	2006	2007	2009
Redemption Starting Date
	December 1	October 15	June 1
	%	%	%
2001	107.000	—	—
2002	104.667	105.562	—
2003	102.333	102.781	—
2004	100.000	100.000	108.000
2005	100.000	100.000	107.000
2006	100.000	100.000	106.000
2007	—	100.000	105.000
2008 and 2009	—	—	100.000

  Covenants

  Under the long-term debt agreements discussed above, the Company is committed to respect certain negative covenants, including restrictions on the ability to incur certain indebtedness, incur additional capital expenditures, pay dividends, make certain other payments, create liens, sell assets and engage in mergers. The Company must also maintain certain financial covenants and ratios, including debt and capital ratios, EBITDA levels, as defined, and subscriber and revenue levels. As of December 31, 2001 and 2000, the Company was in compliance with these covenants (see note 20 (h)) .

11.  SHARE CAPITAL

  Authorized

  Unlimited number of Common Shares, each of which may, at any time, at the holder's option, be converted into one Class B Non-Voting Share or into one Class A Non-Voting Share, if necessary, to comply with the restrictions on non-Canadian ownership and control.

  Unlimited number of participating Class A Non-Voting Shares, each of which may, at any time, at the holder's option, be converted into one Class B Non-Voting Share or into one Common Share, to the extent that the Company does not cease to comply with the restrictions on non-Canadian ownership and control as a result.

  Unlimited number of participating Class B Non-Voting Shares.

  Unlimited number of Non-Voting First Preferred Shares issuable in one or more series.

  Issued and paid

	Common Shares		Class A Non-Voting Shares		Class B Non-Voting Shares		Total
	Number	$	Number	$	Number	$	$
Balance as of December 31, 1998	33,020,071	88,340	—	—	19,878,060	224,814	313,154
Issued	—	—	69,427	435	10,965	146	581
Converted	(240,000)	(642)	(69,427)	(435)	309,427	1,077	—
Exercise of warrants	—	—	—	—	1,942,743	13,864	13,864

Balance as of December 31, 1999	32,780,071	87,698	—	—	22,141,195	239,901	327,599
Issued	—	—	9,755,001	395,066	242,043	1,837	396,903
Converted	(1,114,796)	(3,023)	(165,001)	(589)	1,279,797	3,612	—
Exercise of warrants	—	—	—	—	497,607	3,548	3,548

Balance as of December 31, 2000	31,665,275	84,675	9,590,000	394,477	24,160,642	248,898	728,050
Issued	—	—	60,496	191	174,696,663	439,130	439,321
Converted	(4,033,738)	(10,787)	(60,496)	(191)	4,094,234	10,978	—
Exercise of warrants	—	—	—	—	—	—	—

Balance as of December 31, 2001	27,631,537	73,888	9,590,000	394,477	202,951,539	699,006	1,167,371

  In January 2001, Microcell completed a public offering of 2,032,659 Class B Non-Voting Shares, and its two major shareholders concurrently purchased a further 1,671,045 Class B Non-Voting Shares, at the offering price. This offering generated net proceeds of $97,100,000.

  In November 2001, Microcell issued rights, to all existing Common shareholders, Class A Non-Voting shareholders, Class B Non-Voting shareholders and warrants holders, to subscribe for an aggregate of 122,955,459 Class B Non-Voting Shares at the offering price of $2.05 per share. Concurrently with this offering, two major financial institutions acquired, by way of a private placement, 30,000,602 Class B Non-Voting Shares, at the offering price, and Microcell's major shareholders purchased a further 18,032,012 Class B Non-Voting Shares, also at the offering price. The offering generated net proceeds of approximately $244,000,000. In addition, the options to acquire 30,000,602 and 18,032,012 Class B Non-Voting Shares were exercised, generating additional net proceeds of approximately $98,000,000. These options have a fair value of $33,528,878 and were accounted for at issuance as issue fees and were presented as a reduction of share capital and an increase in paid-in capital. On exercise of the options, the additional paid-in capital was transferred to share capital.

  Employee stock purchase plan

  The Company has a stock purchase plan for its employees under which participants can contribute up to 10% of their salary. Microcell makes a contribution in shares for the benefit of the participant equal to one-third the number of shares purchased with the participant's contribution during the year (up to 5% of the participant's salary). Microcell's contribution is executed only if, on the measurement date (which, for each year, is June 30 of the following year), the participant is still an employee of the Company and still holds the shares purchased with their contributions during the year. Microcell may choose to make its contribution in treasury shares (250,000 Class B Non-Voting Shares have been reserved for issuance) or to deposit with the Administrative Agent a sufficient amount of money to enable the Administrative Agent to purchase the appropriate number of shares in the market. As of December 31, 2001, 4,886 of the reserved shares (nil in 2000) were issued under this stock purchase plan.

  Stock option plans

  On October 6, 1997, the Board of Directors of Microcell established a stock option plan for employees, officers and directors of the Company, as designated by the Board of Directors, which was amended on March 9, 1998, May 7, 1999, March 9, 2000, March 8, 2001, August 10, 2001 and December 12, 2001 (the "Plan"). The Plan authorizes the issuance of up to 5,900,000 Class B Non-Voting Shares (up to 2,750,000 Class B Non-Voting Shares before March 8, 2001). The Board of Directors has adopted a resolution to increase the number of shares that may be issued pursuant to the Plan to 19,000,000 Class B Non-Voting Shares (the December 12, 2001 amendment). This increase is subject to the approval of the shareholders.

  The Plan replaces the stock option plan for senior executives and key employees adopted on June 23, 1994 (the "Predecessor Plan"), but does not revoke options to purchase Class A Non-Voting Shares granted thereunder.

  The Predecessor Plan is subject to an undertaking of the recipients not to convert the Class A Non-Voting Shares acquired pursuant thereto into Common Shares until Microcell's Common Shares are listed on a stock exchange, or until there is an offer to purchase more than 50% of the Common Shares and the holders of the Common Shares have signified their intention to accept such a takeover bid.

  Options granted under both plans expire on the seventh anniversary of the date of the grant. All options were granted at an exercise price equivalent to the estimated fair value of the underlying shares at the date of the grant. Certain options were granted with the guarantee that they will reach a certain value. If this value is not obtained, the Company will pay cash equal to the shortfall. The Company has a contingent liability under these options that may reach up to $6,217,000.

  A summary of the status of the Company's stock option plans as of December 31, 2001 and 2000, and changes during these years are presented below:

	Options to purchase Class A Non-Voting Shares		Options to purchase Class B Non-Voting Shares
	Number of options	Weighted-average exercise price	Number of options	Weighted-average exercise price
		(in dollars)		(in dollars)
Balance as of December 31, 1999	261,615	6.42	1,475,345	13.93

Granted	—	—	623,220	40.70
Exercised	(102,501)	4.52	(104,543)	12.56
Forfeited	(8,607)	10.40	(149,222)	14.34

Balance as of December 31, 2000	150,507	7.49	1,844,800	23.01

Granted	—	—	5,872,296	5.93
Exercised	(60,496)	3.19	—	—
Forfeited	(1,029)	10.40	(164,764)	25.34

Balance as of December 31, 2001	88,982	10.40	7,552,332	9.68

  The following table summarizes information about stock options outstanding as of December 31, 2001:

	Options Outstanding			Options Exercisable
Range of exercise prices	Number outstanding as of December 31, 2001	Weighted-average remaining life	Weighted-average exercise price	Number exercisable as of December 31, 2001	Weighted-average exercise price
			(in dollars)		(in dollars)
Class A Non-Voting Shares (in dollars)
$10.00 to 11.00	88,892	1.8 years	10.40	88,155	10.40
Class B Non-Voting Shares (in dollars)
$2.00 to 4.00	4,231,403	6.9 years	3.01	—	—
$11.00 to 13.00	1,608,261	6.2 years	11.54	78,214	11.65
$13.01 to 16.00	1,009,368	3.7 years	13.90	479,528	13.87
$28.00 to 39.00	275,275	6.0 years	33.97	1,250	36.50
$40.00 to 49.00	428,025	5.6 years	43.05	10,763	43.32
$2.00 to $49.00	7,552,332	6.2 years	9.68	569,755	14.17

  Warrants

	2001	2000
	$	$
135,700 initial warrants (135,700 in 2000)	2,163	2,163
Issue costs	(86)	(86)

	2,077	2,077

  The warrants issued as part of the Units described in note 10 expire in June 2006. The initial warrants are each exercisable for 2.1899 Class B Non-Voting Shares at an exercise price of US$0.01 per share (after the adjustment following the issuance of rights to purchase Class B Non-Voting Shares on November 26, 2001). During the year, no warrants were exercised (231,820 warrants were exercised in 2000 and resulted in the net issuance of 497,607 Class B Non-Voting Shares).

12.  LOSS PER SHARE

  The rights issue (see note 11) completed in 2001 contained a bonus element and was offered to all existing shareholders. As a result, basic and diluted loss per share were adjusted retroactively for all periods presented in order to reflect the bonus element. Consequently, the number of shares used in computing basic and diluted loss per share for all periods presented prior to the rights issue is the weighted-average number of shares outstanding for those periods, multiplied by a factor of 1.5035.

  The reconciliation of the numerator and denominator for the calculation of loss per share is as follows:

	2001	2000	1999
	$	$ (Restated note 3)	$ (Restated note 3)
Net loss	498,485	268,427	393,637

Weighted-average number of shares outstanding	108,915	63,724	53,955
Shares issuable pursuant to exercise of initial warrants	297	291	789

Number of shares for basic loss per share calculation	109,212	64,015	54,744
Adjustment factor	—	1.5035	1.5035

Adjusted number of shares for basic loss per share calculation	109,212	96,247	82,308
Additional shares for diluted loss per share calculation	3,312	997	553

Adjusted number of shares for diluted loss per share calculation	112,524	97,244	82,861

Basic and diluted loss per share (dollars)	4.56	2.79	4.78

  Basic and diluted losses per share are identical, as the effect of the dilutive securities are antidilutive.

13.  RELATED PARTY TRANSACTIONS

  In addition to the related party transactions disclosed elsewhere in these financial statements, the Company has entered into transactions with shareholders, companies under common control, joint ventures and equity-accounted companies, which are measured at their exchange amount. These transactions consist primarily of the purchase or sale by the Company of engineering, telecommunications, development and management services or equipment. The effect on the consolidated financial statements is as follows:

	2001	2000	1999
	$	$	$
Costs capitalized to capital assets and deferred charges	5,165	5,122	1,860
Cost of products and services	6,965	4,117	3,606
General and administrative services	562	507	584
Selling and marketing	225	—	—
Equipment sales and service revenues	5,470	1,940	—
Equipment purchase	192	—	—
Net gain on asset disposal	—	860	—
Interest revenue	—	89	—

14.  RESTRUCTURING CHARGES

  In 2001, the Company laid off 194 employees to adjust its work force to the requirements of its 2002-2003 operating plan. Following the completion of its financing (see note 11), the Company also finalized the strategic reorganization of its activities in January 2002 and, as a result, laid off an additional 180 employees in its offices across Canada. The restructuring charges recorded in 2001 relate primarily to severance payments to the employees laid off in 2001 (see note 20 (i)).

15.  INCOME TAXES

  Significant components of the income tax provision (benefit) consist of the following:

	2001	2000	1999
	$	$ (Restated note 3)	$ (Restated note 3)
Current income tax expense before the following:	40,101	6,676	21,901
Tax benefit of previously unrecognized losses and temporary differences	(37,857)	(5,223)	(21,577)

Current income tax expense	2,244	1,453	324
Deferred income tax recovery related to reversal of temporary differences	(3,966)	—	—
Deferred income tax recovery of previously unrealized losses and temporary differences	—	(116,968)	—

Income tax provision (benefit)	(1,722)	(115,515)	324

  The reconciliation of income tax computed at the statutory tax rates to the income tax provision (benefit) is as follows:

	2001	2000	1999
	$	$ (Restated note 3)	$ (Restated note 3)
Income tax benefit based on the combined statutory income tax rate of 33% (37.5% in 2000 and 41.6% in 1999)	(165,068)	(143,978)	(163,618)
Tax effect of acquired assets	—	(71,384)	—
Non-taxable portion of capital items	14,596	(28,926)	(6,624)
Unrecognized tax benefits of losses and temporary differences	187,376	130,744	193,590
Tax benefit of previously unrecognized losses and temporary differences	(37,857)	(5,223)	(21,577)
Large corporations tax	2,244	1,453	324
Other	(3,013)	1,799	(1,771)

Income tax provision (benefit)	(1,722)	(115,515)	324

  As of December 31, 2001, the Company had net operating losses carried forward for income tax purposes that expire as follows: 2002, $26,200,000; 2003, $98,000,000; 2004, $236,600,000; 2005, $288,900,000; 2006, $57,900,000; 2007, $260,000,000; 2008, $293,900,000. In addition, the Company had approximately $623,324,000 of deductible temporary differences.

  Significant components of the Company's deferred tax assets and liabilities as of December 31, 2001 are as follows:

	2001	2000	1999
	$	$ (Restated note 3)	$ (Restated note 3)
Deferred income tax liabilities:
Accounting values of capital assets in excess of tax values	84,347	9,530	—
Accounting values of marketable securities and investments in excess of tax values	—	20,599	—
Deferred charges and other	4,646	3,223	3,328

Total deferred income tax liabilities	88,993	33,352	3,328

Deferred income tax assets:
Tax values of marketable securities and investments in excess of accounting values	952	—	—
Operating losses carried forward	416,288	411,300	342,167
Tax values of capital assets in excess of accounting values	147,507	112,711	93,023
Provisions and other temporary differences	71,975	52,443	32,598

Total deferred income tax assets	636,722	576,454	467,788
Valuation allowance	(621,248)	(547,691)	(464,460)

Net deferred income tax assets	15,474	28,763	3,328

Net deferred income tax liabilities	73,519	4,589	—

16.  COMMITMENTS

  In addition to the commitments disclosed elsewhere in these financial statements, the aggregate minimum annual payments under operating leases related to sites, switch rooms, offices and stores are as follows:

$
2002	28,848
2003	25,543
2004	22,830
2005	19,517
2006	13,785
Subsequent to 2006	43,570

154,093

  Rental expenses for the twelve months ended December 31, 2001 amounted to $29,540,000 ($23,258,000 for 2000 and $19,151,000 for 1999).

  By letter dated March 29, 2001, Industry Canada renewed the Company's PCS License for a term of five years expiring on March 31, 2006. The principal PCS License conditions require Microcell to substantially meet the five-year deployment plan contained in its detailed application, to offer a reasonable level of service in all regions of Canada and to substantially honor the research and development commitments made in the detailed application. The conditions attached to the renewed term of the PCS License remained unchanged from the conditions associated with the initial term of the PCS License. Industry Canada has, however, indicated that it intends to engage in a public consultation on PCS and cellular providers' license terms and conditions, including matters of license fees, license term and the transferability and divisibility of licenses. Industry Canada anticipates that, at the end of the public consultation, it will give effect to its conclusions by making suitable amendments to the PCS License conditions and fee structure, if that is the determined course of action.

  As of December 31, 2001, the Company had outstanding letters of guarantee for an aggregate amount of $1,175,000 ($113,564,000 as of December 31, 2000). As of December 31, 2000, $112,700,000 was issued to support the Company's participation in Industry Canada's auction of additional PCS spectrum in the 2 GHz frequency range. The letters of guarantee were collateralized by $120,710,000 in short-term investments. The auction started in January 2001 and on January 18, 2001, the Company decided to withdraw from the auctioning process. On January 25, 2001, the letters of guarantee issued with respect to the auction were cancelled and the related collateral was released.

17.  FINANCIAL INSTRUMENTS

  Credit risk

  The concentration of credit risk related to cash, cash equivalents, short-term investments and marketable securities is limited because the securities held in the portfolio relate to a large number of issuers. The Company has a limited amount of credit risk due to the composition of its customer base, which includes a large number of individuals and businesses. As disclosed elsewhere in these financial statements, the Company is exposed to credit risk in the event of non-performance by counterparties to its derivative financial instruments, but limits the concentration of credit risk by dealing with several highly rated financial institutions.

  Fair value

  Fair value estimates are made as of a specific point in time, using available information about the financial instruments. These estimates are subjective in nature and often cannot be determined with precision.

  The fair value of cash and cash equivalents, trade receivables, interest receivable, taxes receivable, accounts payable and accrued liabilities approximate their carrying value due to the short-term maturity of these instruments.

  The fair value of the short-term investments and marketable securities is determined based on an amount quoted at the balance sheet date.

  The fair value of the Senior Secured Revolving Credit Loans and the Senior Secured Term Loans differs from their carrying value, but it has been omitted because it is not possible to determine it with sufficient reliability.

  The fair value of the Senior Discount Notes due in 2006, 2007 and 2009 is determined based on an amount quoted on the over-the-counter market.

  The fair value of the swaps and the options is determined based on market rates prevailing at the balance sheet date obtained from the Company's financial institutions for similar derivative instruments.

  Fair values of the Company's financial instruments, where the fair value differs from the carrying amounts on the financial statements, are as follows:

	2001		2000
	Carrying value	Estimated fair value	Carrying value	Estimated fair value
	$	$	$	$
Senior Discount Notes	1,372,494	1,022,034	1,152,338	1,164,426
Derivative instruments	26,986	27,792	62,689	65,459

  The fair value of cross-currency swaps, interest rate swaps and options generally reflects the estimated amounts that the Company would receive from settlements of favorable contracts or that it would pay to cancel unfavorable contracts at the balance sheet date. The notional amount of the cross-currency swaps totals $396,900,000.

18.  SEGMENTED INFORMATION

  Since 2000, the Company has managed its operations based on three strategic business segments: PCS, Wireless Internet, and Investments. The Company's first two reportable segments are business operations that offer different products to largely different market segments. The third segment consists of different projects or investments relating to the wireless or high-technology industry that primarily involve Microcell Capital and Microcell Labs.

  PCS consists of wireless telecommunications services that use advanced and secure digital technology. The Company provides retail PCS in Canada to end-users, which include individuals and businesses. It also offers third-party telecommunications providers (wholesale, which is not significant) access to the Company's PCS network. Through its Internet operations, the Company provides customers with new mobile Internet services and plans to build a high-speed Internet Protocol-based data network using MCS technology in the 2500 MHz range. The accounting policies for the segments and intersegment transactions are the same as described in the summary of significant accounting policies (see note 2). All intersegment transactions are eliminated upon consolidation. The following tables present information about reported segment results and assets:

	Year ended December 31, 2001
	PCS	Wireless Internet	Investments	Intersegment eliminations	Total
	(Restated, see note 20)
Revenue	541,416	—	74	—	541,490
Revenue — intersegment	1,094	12,218	158	(13,470)	—
Cost of products and services	(326,650)	(8,727)	(1,376)	—	(336,753)
Cost of products and services — intersegment	(1,067)	(3,772)	(290)	5,129	—

Gross margin	214,793	(281)	(1,434)	(8,341)	204,737
Operating expenses	(206,476)	(7,486)	(578)	—	(214,540)
Operating expenses — intersegment	(150)	(335)	(533)	1,018	—

Operating income (loss) before the following	8,167	(8,102)	(2,545)	(7,323)	(9,803)
Depreciation and amortization	(177,001)	(2,097)	(544)	1,652	(177,990)
Restructuring charges	(3,582)	(1,633)	(11)	—	(5,226)
Interest income	6,386	22	145	—	6,553
Interest income — intersegment	2,450	—	—	(2,450)	—
Interest income (expense)	(215,840)	3	(51)	—	(215,888)
Interest expense — intersegment	—	—	(2,450)	2,450	—
Financing charges	(8,349)	—	—	—	(8,349)
Foreign exchange gain (loss)	(54,495)	(100)	3,466	—	(51,129)
Loss in value of investments, marketable securities and other assets	(565)	—	(32,528)	—	(33,093)
Share of net loss in investees	—	—	(5,282)	—	(5,282)
Income tax benefit (provision)	(2,140)	(92)	3,954	—	1,722

Net loss	(444,969)	(11,999)	(35,846)	(5,671)	(498,485)

Balance sheet as of December 31, 2001
Equity accounted investments	—	—	24,051	—	24,051
Total assets	1,099,359	262,636	44,710	(11,446)	1,395,259
Additions to capital assets	283,610	131,301	(8)	(7,508)	407,395

	Year ended December 31, 2000
	PCS	Wireless Internet	Investments	Intersegment eliminations	Total
	(Restated, see notes 3 and 20)
Revenue	405,813	—	173	—	405,986
Revenue-intersegment	1,887	9,348	—	(11,235)	—
Cost of products and services	(304,533)	(171)	(1,687)	—	(306,391)
Cost of products and services-intersegment	—	(3,757)	(442)	4,199	—

Gross margin	103,167	5,420	(1,956)	(7,036)	99,595
Operating expenses	(208,902)	(2,820)	(205)	—	(211,927)
Operating expenses-intersegment	—	(128)	(1,244)	1,372	—

Operating income (loss) before the following	(105,735)	2,472	(3,405)	(5,664)	(112,332)
Depreciation and amortization	(130,988)	—	(316)	—	(131,304)
Interest income (expense)	20,343	—	(2)	—	20,341
Interest income-intersegment	1,432	—	—	(1,432)	—
Interest expense	(185,471)	—	—	—	(185,471)
Interest expense-intersegment	—	(89)	(1,343)	1,432	—
Financing charges	(8,742)	—	—	—	(8,742)
Foreign exchange gain (loss)	(28,015)	(1)	3,378	—	(24,638)
Net gain on disposal of investments	—	—	285,967	—	285,967
Loss in value of investments and marketable securities	—	—	(248,336)	—	(248,336)
Share of net income in investees	—	—	20,573	—	20,573
Income tax benefit (provision)	(1,402)	(45)	116,962	—	115,515

Net income (loss)	(438,578)	2,337	173,478	(5,664)	(268,427)

Balance sheet as of December 31, 2000
Equity accounted investments	—	—	30,726	—	30,726
Total assets	1,083,959	39,966	90,892	(5,591)	1,209,226
Additions to capital assets	263,170	17,847	1,765	(5,591)	277,191

19.  ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES ("U.S. GAAP")

  These financial statements were prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP"). No material adjustments to the Company's financial statements would be required to conform with accounting principles generally accepted in the United States and the accounting principles and practices required by the SEC, except for the following:

  Reconciliation of consolidated statements of loss and comprehensive loss

		2001	2000	1999
		$	$ (Restated note 3)	$ (Restated note 3)
Net loss under Canadian GAAP		(498,485)	(268,427)	(393,637)
(a)	Reversal of amortization of PCS License expensed in 1995 under U.S. GAAP	139	136	136
(b)	Share of net income (net loss) in investees	(22,079)	21,248	(2,665)
(c)	Unrealized net loss in value of investments and marketable securities	—	158,497	—
(c)	Recognized loss in value of marketable securities	—	(158,964)	—
(d)	Development costs	(3,502)	(2,606)	—
(e)	Stock compensation	(478)	—	—
(f)	Changes in fair market value of a fair value hedge	1,367	—	—
(f)	Cumulative effect as of January 1, 2001 resulting from the adoption of Statement of Financial Accounting Standards No. 133	(900)	—	—
(h)	Effect of legislated tax rate changes on deferred tax liabilities	25,771	—	—

(g)	Net loss under U.S. GAAP	(498,167)	(250,116)	(396,166)
(c)	Unrealized gain (loss) in value of marketable securities net of income taxes in the amount of $74,000 for 2001 ($68,828,000 for 2000)	322	(159,864)	—
(f)	Changes in fair market value of cash flow hedges	(1,364)	—	—
(f)	Cumulative effect as of January 1, 2001, resulting from the adoption of Statement of Financial Accounting Standards No. 133	3,939	—	—
(c)	Reclassification adjustments	—	158,964	—

	Comprehensive loss under U.S. GAAP	(495,270)	(251,016)	(396,166)

(g)	Basic and diluted loss per share under U.S. GAAP (dollars)	(4.56)	(2.60)	(4.81)

  Differences in reported amounts on consolidated balance sheets

		2001
					2000
		Canadian GAAP
			Adjustments	U.S. GAAP	U.S. GAAP
		$	$	$	$
(b)	Long-term investments	34,983	(3,496)	31,487	97,541
(c)	Marketable securities	1,081	322	1,403	74,132
(a,d)	Deferred charges and other	47,337	(8,835)	38,502	39,994
(f)	Cash flow hedges	—	1,675	1,675	—
(h)	Capital Assets	987,447	25,771	1,013,218	662,411
(e)	Accounts payable	(106,334)	(478)	(106,812)	(156,788)
(g)	Share capital	(1,133,842)	(60,723)	(1,194,565)	(788,773)
	Deficit	(1,896,173)	(47,761)	(1,943,934)	(1,445,767)
	Accumulated other comprehensive loss	—	1,997	1,997	(900)
  (a)
  PCS License

    As indicated in note 2, the PCS License includes certain development costs and other costs associated with obtaining the PCS License from the Government of Canada. Under U.S. GAAP, such development costs are expensed as incurred, whereas under Canadian GAAP, development costs, which satisfy specified criteria for recoverability, are deferred and amortized ($2,727,000 at December 31, 2001 and $2,866,000 at December 31, 2000).

  (b)
  Investment in entity subject to significant influence

    Under Canadian GAAP, the investor should continue to record its portion of investee losses unless the investor would be unlikely to share in losses of the investee. Under U.S. GAAP, in situations where an investor is not required to advance additional funds to the investee and where previous losses have reduced the common and the preferred stock investment account to zero, the Company should continue to report its share of equity method losses in its statement of operations to the extent of and as an adjustment to the loans to the investee.

    In addition, under Canadian GAAP, the share of net income in an investee that is a private investment company is calculated based on its realized gains or losses. Under U.S. GAAP, the share of net income in such investees is calculated based on both realized and unrealized gains or losses.

  (c)
  Marketable securities

    Under Canadian GAAP, the marketable securities are recorded as explained in note 2. Under U.S. GAAP, the marketable securities are classified as available for sale, and any changes to the market value are recorded in other comprehensive loss. As of December 31, 2000, a decline in value of marketable securities in the amount of $158,964,000 was considered to be other than temporary and consequently was reclassified from other comprehensive loss to net loss.

  (d)
  Development costs

    Under Canadian GAAP, certain development costs are deferred and amortized. Under U.S. GAAP, such costs would be expensed as incurred ($6,108,000 at December 31, 2001 and $2,606,000 at December 31, 2000).

  (e)
  Stock compensation

    Under Canadian GAAP, certain costs related to bonuses in connection with stock compensation awards granted at-the-money with a minimum guaranteed performance, are not accounted for until the bonus is likely to be paid out and the amount can be quantified. Under U.S. GAAP, such costs are accounted for on a combined basis with the recognition of compensation cost over the service period equal to the bonus element.

  (f)
  Derivative instruments

    The Financial Accounting Standards Board has issued SFAS 133, Accounting for Derivative Instruments and Hedging Activities, as amended by Statements 137 and 138. SFAS 133 is effective for the Company's December 31, 2001 year-end and interim periods. The Statements require the Company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives are either offset against the change in fair value of assets, liabilities, or firm commitments through earnings, or recognized in other comprehensive income (loss) until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value will be immediately recognized in earnings.

    The adoption of SFAS 133, as amended by Statements 137 and 138, resulted in the cumulative effect as of January 1, 2001, of an accounting change of $900,000 being recognized as an expense in the statement of net loss and as a credit in other comprehensive loss. In addition, a credit of $3,039,000, net of income taxes in the amount of $1,823,000 has been recognized in other comprehensive loss. For 2001, the adoption of SFAS 133 resulted in $1,367,000 being recognized as income in the statement of net loss and in a charge of $1,364,000 net of income tax benefit in the amount of $818,000, in other comprehensive income.

  (g)
  Option to purchase Class A Non-Voting Shares

    Under U.S. GAAP, certain stock options issued to non-employees are recorded as an expense over the vesting period, when it becomes probable that they will be exercised. In 1996, an amount of $60,723,000 was expensed with a corresponding increase in share capital under U.S. GAAP.

  (h)
  Deferred tax liabilities

    Under Canadian GAAP, the impact of changes in income tax rates on the measurement of deferred tax assets and liabilities are recorded when the changes in tax rates have been substantively enacted. Under U.S. GAAP, changes in income tax rates are recorded when the change in tax rates have been legislated. Under Canadian GAAP, the estimated deferred tax liabilities related to the MCS Licenses acquired during the year, in the amount of $72,896,000, resulting from the difference between the carrying value and the tax basis of the asset acquired, has been capitalized to the MCS Licenses. This amount was determined using substantially enacted tax rates at the date of acquisition. Using legislated tax rates at the date of acquisition, the tax liability and related increase in the carrying value of the asset was $98,667,000 under US GAAP. During the year, the change in rates were legislated, which resulted in a decrease in the deferred tax liability and a credit to income of $25,771,000 under US GAAP.

  (i)
  Supplementary information for U.S. GAAP purposes on stock-based compensation

    The Company has elected to measure compensation expense using the method prescribed by Accounting Pronouncement Bulletin 25 (APB 25).

    Pro forma information regarding net income is required by SFAS 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method. The fair value for these options was estimated at the date of granting using a Black-Scholes Option Pricing Model with the following assumptions for 2001: weighted-average risk-free interest rates of 3.0% (6.7% in 2000 and 1999); dividend yields of 0% (0% in 2000 and 1999); weighted-average volatility factors of the expected market price of the Company's Class B Non-Voting Shares of 89.8% (67.2% in 2000 and 70.3% in 1999); and a weighted-average expected life of the options of 5.5 years (5.5 years for 2000 and 1999).

    The Black-Scholes Option Pricing Model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option pricing models require the input of highly subjective assumptions, including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options. For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting periods. The Company's pro forma net loss under U.S. GAAP would be increased by $6,155,000, $2,477,000 and $1,313,000 for the years ended December 31, 2001, 2000 and 1999, respectively. Basic and diluted loss-per-share figures would have been increased by $0.06, $0.03 and $0.02, respectively.

20.  SUBSEQUENT EVENTS

  (a)
  Effective January 1, 2002, the Company adopted, for both Canadian and U.S. GAAP, on a retroactive basis, the provisions set forth in the Financial Accounting Standards Board's Emerging Issues Task Force (the "Task Force") issue entitled Accounting for Consideration Given by a Vendor to a Customer or a Reseller of the Vendor's Products (EITF 01-9). The consensus reached by the Task Force ruled that a cash consideration (including a sales incentive) given by a vendor to a customer is presumed to be a reduction of the selling price of the vendor's products or services and, therefore, should be accounted for as a reduction of revenues. Previously, these considerations were presented as marketing expenses with the corresponding amount as revenues. For the years ended December 31, 2001, 2000 and 1999, the impact of the change was to reduce operating revenues and selling and marketing expenses for the PCS operating segment by $19,347,000, $22,827,000 and $10,923,000 respectively. The adoption of EITF 01-9 did not have an effect on the Company's net loss, operating measures or cash flows.

  (b)
  On February 21, 2002, Microcell together with Connexions and Solutions (the "Borrowers"), entered into an amendment to its amended and restated credit agreement with a group of lenders to increase its senior secured facilities from $750,000,000 to $850,000,000 by way of a U.S. dollar denominated senior secured term loan amount of U.S.$62,920,783 equivalent to $100,000,000 (in this Appendix, the "Tranche F").

    The Tranche F bears interest at the U.S. base rate plus 2.5% or the U.S. LIBOR rate plus 3.5% and is payable in quarterly installments in U.S. dollars equivalent to $500,000 starting in March 2003 and the outstanding balance equivalent to $92,000,000 at the maturity in February 2007. The Tranche F ranks equally with the other senior secured facilities. The senior secured facilities are collateralized by debentures of $1,100,000,000 issued by the Borrowers under trust deeds ($1,000,000,000 before the issuance of Tranche F). The debentures are collateralized by a first ranking security interest in all property and assets of Microcell and the Borrowers. The amendment to create the Tranche F included a 0.25 basis points pricing increase on all other tranches of the senior secured loans.

    In conjunction with the Tranche F, Connexions and a vendor entered into a three-year purchase agreement whereby Connexions committed to purchase network infrastructure hardware and software from this vendor in an aggregate amount, at least equal to $150,000,000. In December 2002, this agreement was amended to eliminate the purchase commitment.

  (c)
  Under both Canadian and U.S. GAAP, impairment for indefinite life intangible assets is deemed to exist if the net book value of the assets exceeds their estimated fair value. During the second quarter of 2002, the Company wrote down the value of its MCS Licenses to its estimated fair value of nil. Accordingly, a non-cash expense affecting the Wireless Internet segment in the amount of $223,399,000 was recorded in the three-month period ended June 30, 2002. The cost of future income tax related to the MCS Licenses, resulting from the difference between the carrying value and the tax basis of the assets acquired, which was capitalized to the MCS Licenses, was reversed, resulting in an income tax benefit in the amount of $72,896,000.

  (d)
  On April 10, 2002, ASP Wireless Net Inc. ("ASP"), a former service provider of Connexions, filed a notice of arbitration pursuant to an agreement that ASP had with Connexions. ASP claims in the notice of arbitration that Connexions has breached its agreements with ASP and that it therefore suffered damages in the amount of $18,500,000, which ASP is claiming from Microcell. The Company considers ASP's claim as frivolous and unfounded in fact and in law and intends to vigorously contest it.

  (e)
  On July 15, 2002, the Company decided to unhedge the 2009 Notes and de-designate, for accounting purposes, the cross-currency swap on the principal balance of the Notes in the amount of US$270,000,000. On that day, the Company terminated US$220,000,000 of the US$270,000,000 hedging agreements, generating net proceeds of $28,914,000 and a deferred gain of $17,778,000, which is being amortized over the remaining life of the Notes. The de-designation created also a gain on financial instruments in the amount of $8,816,000, which was due to the appreciation in the fair market value of the remaining US$50,000,000 cross-currency swap from the date of its de-designation ($8,177,000), and to the amortization of the deferred gain generated by the appreciation in the fair market value of the cross-currency swap before its de-designation as a hedging instrument ($639,000).

    In November 2002, the Company terminated US$20,000,000 of the remaining US$50,000,000 hedging agreements. This termination generated proceeds of $4,355,000 and a loss on financial instruments of $1,269,000. The Company also terminated its two interest rate swaps on Tranches C and D of the senior secured loans. These terminations generated a cash disbursement and a loss on financial instruments in the amount of $2,398,000, which will be deferred and amortized over the remaining life of the senior secured loans covered by the hedging agreements.

    In December 2002, all the remaining hedging agreements of the Company (cross-currency and interest rate swaps) were terminated and generated a net payable to the counterparties of $9,254,000.

  (f)
  The Company has committed to invest, in the form of a subscription for units, US$10,000,000 in Argo II and, as of September 30, 2002, US$5,500,000 had been paid. During the third quarter of 2002, the Company was asked to contribute an additional US$500,000, as part of its original commitment, payable on September 16, 2002. Subsequent to that date, the Company asked for a grace period to pay its capital contribution and Argo II's general partner agreed to postpone the payment date to December 30, 2002. The Company asked for another grace period up to March 31, 2003. In light of management estimates, the Company has decided, in December 2002, to write-down the value of this investment from $3,268,000 to nil.

  (g)
  During the nine-month period ended September 30, 2002, the Company wrote down the value of certain of its capital assets to their net recoverable amount. Accordingly, the depreciation and amortization expense for 2002 include write-downs of $17,895,000 related to the network and application software in the PCS segment and $5,940,000 related to the portal in the Wireless Internet segment.

  (h)
  Going-concern uncertainty:

    As part of its unaudited interim financial statements as at September 30, 2002, the Company disclosed that it believed it would be in default of certain covenants in its long term debt agreements within a 12 month period, unless it could successfully renegotiate some of these covenants. With such default, the senior secured lenders could choose not to provide the Company with further access to funds under the senior secured revolving credit facility and could also accelerate debt repayment. The Company also disclosed that there is significant uncertainty regarding the Company's ability to continue as a going concern.

    On October 31, 2002, the Company entered into a forbearance and amending agreement with its secured bank lenders in which they have agreed to forbear until December 23, 2002, subject to certain conditions, the exercise of any rights with respect to certain possible defaults. The covenants to which the forbearance agreement applies related to the non-payment of interest on the 2006 Notes and the possibility of the non-payment to a vendor under a material contract. On December 2, 2002, the Company announced that it would not make its interest payment on its 2006 Notes due on that day. Before the end of the forbearance period, the Company reached and agreement with the vendor on the amount due and settled such amount.

    In conjunction with the senior secured lenders' approval of the recapitalization plan, the senior secured lenders and the Company mutually agreed, in December 2002, to extend the forbearance period to January 6, 2003 and to terminate the senior secured revolving credit facility. Then, in January 2003, the Company announced that it had reached an agreement on a recapitalization plan with its secured lenders and unsecured noteholders. The Company received signed commitments to vote in favour of the proposed recapitalization plan from its secured lenders holding in face amount $443 million, representing approximately 75% of the outstanding secured debt, and from holders of its unsecured notes holding in face amount $833 million, representing approximately 55% of the outstanding notes.

    As further described below, in January 2003 the Company obtained a court order from the Superior Court of the Province of Quebec under the Companies' Creditors Arrangement Act ("CCAA") in an effort to ensure that a negotiated recapitalization plan is implemented. Until the recapitalization plan becomes effective, the Company will not make any further payments of principal or interest on its secured debt or unsecured notes, including the interest payment on its 2006 Notes, which was due December 1, 2002, and quarterly principal repayments on its secured term loans due December 31, 2002.

    In order for the Company's proposed recapitalization plan to become effective, a Court-supervised vote is required to obtain consent from a majority of both the secured lenders and unsecured noteholders who are present and voting and who represent, in aggregate, not less than 66 2/3% of the principal amount of both the secured debt and unsecured notes, each being voted as a separate class. In addition, implementation of the recapitalization plan is subject to the execution of definitive documentation and to other customary conditions, and is also conditional upon receiving all required Court, Industry Canada, and other approvals.

    The Company's ability to continue as a going concern depends on its ability to successfully implement the recapitalization plan. The outcome of this matter is uncertain at this time. These consolidated financial statements do not include any adjustments to the amounts and classifications of assets and liabilities that might be necessary should the Company be unable to continue in business.

  (i)
  In addition to the employees laid-off in 2001 and in January 2002, the Company reduced its workforce by an additional 149 employees in December 2002. An amount of $3,733,000 for restructuring charges will be recorded relating primarily to severance payments to the employees laid off.

21.  COMPARATIVE FIGURES

  Some of the comparative figures have been reclassified to conform to the presentation adopted in the current year.

APPENDIX G

CERTAIN INFORMATION RELATING TO THE DIRECTORS, OFFICERS AND INSIDERS OF MICROCELL, INCLUDING STATEMENT OF EXECUTIVE COMPENSATION
AND INTEREST IN CERTAIN TRANSACTIONS

Directors

        The table below sets forth the name of each actual member of the Board, their municipality of residence, their principal occupation, as well as the date of their appointment as directors of Microcell. The table also sets forth the number of common shares of Microcell at the present date beneficially owned or over which control or direction is exercised by each of the directors. To Microcell's knowledge, all of Microcell's directors and officers as a group beneficially own, directly or indirectly, or exercise control or direction over 72.1% of the voting common shares of Microcell. Each director is elected at the annual meeting of shareholders of Microcell to serve a one year term until the next annual meeting or until a successor is elected or appointed. Microcell has an Audit Committee, a Corporate Governance Committee and a Human Resources Committee. Microcell has also created the Special Committee in connection with the process announced in August 2002.

Name and Position or Office with Microcell	Principal Occupation	Director Since	Number of Common Shares
ANDRÉ BUREAU(2) Town of Mount-Royal, Québec	Chairman of the Board, Astral Media Inc., Montreal, Québec	May 1998	—
ANDRÉ TREMBLAY Outremont, Québec	President and Chief Executive Officer of Microcell, Montreal, Québec	May 1995	—
BERNARD LAMARRE(2) Montreal, Québec	Chairman of the Board of Groupe Bellechasse Santé Inc., Montreal, Québec	May 1998	—
BRUNO DUCHARME Westmount, Québec	President and Chief Executive Officer of Telesystem International Wireless Inc., Montreal, Québec	March 2000	—
CHARLES SIROIS Verdun, Québec	Chairman and President of Telesystem Ltd., Montreal, Québec	December 1993	19,924,849	(5)
DANIEL CYR(1)(3) Candiac, Québec	Senior Vice-President and Chief Financial Officer, Telesystem Ltd., Montreal, Québec	June 1997	—
GRAHAM W. SAVAGE(1) Toronto, Ontario	Principal in Savage Walker Capital Inc. and Callisto Capital LP, Toronto, Ontario	May 2002	—
MARTIN FAFARD(2) Laval, Québec	Vice President Telecommunications, CDPQ Capital Communications Inc., Montreal, Québec	May 2001	—
MICHAEL CYTRYNBAUM(3)(4) West Vancouver, British Columbia	Chairman of the Board, Look, Vancouver, British Columbia	December 1993	—
NOEL R. BAMBROUGH(1)(4) Atlanta, Georgia, USA	Chief Executive Officer of Dictation Service Group, Inc., Atlanta, Georgia, U.S.A.	November 1997	—
PIERRE LAURIN(1)(4) Verdun, Québec	Executive in residence at HEC Montreal, Montreal, Québec	May 1999	—

(1)
Member of the Audit Committee

(2)
Member of the Human Resources Committee

(3)
Member of the Corporate Governance Committee

(4)
Member of the Special Committee

(5)
Charles Sirois controls Telesystem Ltd. which owns its participation directly and indirectly through a subsidiary. The 19,924,849 common shares of Microcell directly and indirectly owned by Telesystem Ltd. represent 72.1% of the voting common shares of Microcell.

        The principal occupation of each director during the past five years is as follows:

        André Bureau was appointed a director of Microcell on May 8, 1998. He has been Chairman of the Board of Astral Media Inc. since December 1997 and was President and Chief Executive Officer of Astral Broadcasting Group Inc. from 1993 until October 2001. Mr. Bureau is counsel at Heenan Blaikie LLP. Before 1989, Mr. Bureau was Chairman of the CRTC.

        André Tremblay has been President and Chief Executive Officer of Microcell since May 1995 and was Chairman of Microcell from August 10, 1999 to March 9, 2000. Mr. Tremblay has been actively involved in the telecommunications industry since 1989. Mr. Tremblay has been a member of the Board of Directors of Microcell since November 1995. Prior to joining the Telesystem group of companies, Mr. Tremblay was a tax partner and member of the management committee of Raymond, Chabot, Grant, Thornton, a Canadian accounting firm.

        Bernard Lamarre was appointed a director of Microcell on May 8, 1998. He has been an advisor to SNC Lavalin Inc. since August 1991.

        Bruno Ducharme is President and Chief Executive Officer of Telesystem International Wireless Inc. and, prior to May 1997, was President and Chief Executive Officer of Telesystem International Wireless Services Inc. since 1994.

        Charles Sirois has been a director of Microcell since December 9, 1993. Since 1990, Mr. Sirois has been Chairman and President of Telesystem Ltd., an entrepreneurial private equity company of which he is the founder and principal shareholder. From 1992 to February 2000, Mr. Sirois was Chairman and Chief Executive Officer of Teleglobe Inc., a leading global provider of broadband services with the most extensive global Internet network. From 1988 to 1990, Mr. Sirois was Chairman and Chief Executive Officer of BCE Mobile, and prior to that he held executive positions at two of the companies that formed BCE Mobile, National Pagette Ltd. and National Mobile Radio Communications Inc. He currently sits on the board of directors of the Canadian Imperial Bank of Commerce. He is also a member of the G8 dot force, of the National Broadband Task Force and is a founding member of the Washington-based Global Information Infrastructure Commission (GIIC).

        Graham W. Savage was appointed director of Microcell on May 9, 2002. Mr. Savage is, since October 1998, managing director and a founding partner of Savage Walker Capital Inc., a merchant bank and, since October 2002 of Callisto Capital LP, a sister Merchant banking fund. He was, between 1996 and 1998, managing director and a founding partner of Parkview Capital Partners Inc., also a merchant bank.

        Daniel Cyr has been a director of Microcell since June 1997. He is the Senior Vice-President and Chief Financial Officer of Telesystem Ltd. which he joined in 1992. Mr. Cyr holds a bachelor's degree in Business Administration from Laval University and was admitted to the Canadian Institute of Chartered Accountants in 1985. He started his career with Coopers & Lybrand.

        Martin Fafard was appointed director of Microcell on May 10, 2001. Mr. Fafard holds the position of Vice-President, Telecommunications at CDPQ Capital Communications Inc., the telecommunication private equity arm of Caisse de Dépôt et Placements du Québec. Prior to joining CDPQ Capital Communications Inc., Mr. Fafard held various positions in the investment banking division of TD Securities from 1997 to 1999 and in the Corporate Finance Group at KPMG from 1987 to 1997 where he was involved in numerous financing, business valuation and merger and acquisition projects. Mr. Fafard holds a bachelor's degree from HEC Montréal (formerly École des Hautes Études Commerciales (University of Montreal)) and is a Chartered Accountant and a Chartered Business Valuator.

        Michael Cytrynbaum has been a director of Microcell since December 1993. Mr. Cytrynbaum is the Chairman of the Board of Look since November 1, 1999. Since August 1993 Mr. Cytrynbaum has been working with First Fiscal Management Ltd., a financial consulting firm in Vancouver.

        Noel R. Bambrough was appointed a director of Microcell on November 26, 1997. He has been recently appointed Chief Executive Offier of Dictation Service Group Inc., has been the President and Chief Executive Officer of Intacta Technologies, Inc. since April 2000 and before that he was Executive Vice-President and Chief Operating Officer of Intacta. From December 1998 until his appointment at Intacta, Mr. Bambrough was consultant in the fields of cable TV and telecommunications. From April 1995 until December 1998

Mr. Bambrough was Executive Vice-President and Chief Operating Officer of Triax Telecommunications Company, LLC, a cable TV operation serving 450,000 customers in the upper mid-western United States.

        Pierre Laurin was appointed a director of Microcell on May 7, 1999. He is an executive in residence at HEC Montreal, in Montreal. Prior to 1999, he was Vice-Chairman and President for Québec of Merrill Lynch Canada Inc.

Officers

        The following table indicates the name and the municipality of residence of the present officers of Microcell, along with their positions held with Microcell. The table also sets forth the number of common shares of Microcell at the present date beneficially owned or over which control or direction is exercised by each of the officers.

Name and municipality of Residence	Office	Principal Occupation	Number and percentage of Common Shares
ALAIN RHÉAUME Outremont, Québec	President and Chief Executive Officer of Microcell's PCS division	President and Chief Executive Officer of Microcell's PCS division	—
ANDRÉ TREMBLAY Outremont, Québec	President and Chief Executive Officer	President and Chief Executive Officer of Microcell	—
CHARLES SIROIS Verdun, Québec	Chairman of the Board	Chairman and President of Telesystem Ltd., Montreal, Québec	19,924,849	(1)
DEAN PROCTOR Montreal, Québec	Vice-President, Regulatory Affairs	Vice-President, Regulatory Affairs of Microcell	—
GAÉTAN JACQUES Verdun, Québec	Vice-President, Human Resources	Vice-President, Human Resources of Microcell	—
JACQUES LEDUC Laval, Québec	Chief Financial Officer and Treasurer	Chief Financial Officer and Treasurer of Microcell	—
JOCELYN CÔTÉ St-Lambert, Québec	Vice-President, Legal Affairs and Assistant Secretary	Vice-President, Legal Affairs and Assistant Secretary of Microcell	—
MICHEL CORDEAU Lac Saint-Joseph, Québec	Secretary	Lawyer, Montreal, Québec	—
PIERRE BONIN Westmount, Québec	Chief Information Officer	Chief Information Officer of Microcell	—
ROBERT FORTIER Montreal, Québec	Vice-President, Corporate Controller	Vice-President, Corporate Controller of Microcell	—

(1)
Charles Sirois controls Telesystem Ltd. which owns its participation directly and indirectly through a subsidiary. The 19,924,849 common shares of Microcell directly and indirectly owned by Telesystem Ltd. represent 72.1% of the voting common shares of Microcell.

        The principal occupation of each Officer (other than André Tremblay and Charles Sirois) during the past five years is as follows:

        Alain Rhéaume was appointed President and Chief Executive Officer of Microcell's division Microcell PCS on February 12, 2001. From June 1996 to February 2001, Mr. Rhéaume was Chief Financial Officer and Treasurer of Microcell and from May 1998 to February 2001, he was also Executive Vice-President, Corporate Services. Prior to joining Microcell, Mr. Rhéaume worked for the Government of the Province of Québec at the

Ministry of Finance since 1974. Mr. Rhéaume was Deputy Minister of Finance from 1992 to 1996 and prior to that he was Associate Deputy Minister of Finance from November 1988 to October 1992.

        Dean Proctor has been Vice-President of Microcell since February 1996. Prior to joining Microcell, Mr. Proctor practised law in Montreal and Ottawa, focusing on broadcasting and telecommunications matters. He is past Vice-Chairman of the Canadian Wireless Telecommunications Association and Chair of the Wireless Industry Health Council. Mr. Proctor graduated from the University of Saskatchewan with a Bachelor of Arts degree in 1984 and received bachelor degrees in Common Law and Civil Law from McGill University in 1988. Mr. Proctor is a member of the Bars of Québec and Ontario.

        Gaétan Jacques was appointed Vice-President of Microcell on August 10, 1999. Before joining Microcell, Mr. Jacques was Director, Human Resources at the Canadian Broadcast Corporation for 1993-1994 and from 1994-1999, General Manager, Technical Products and Engineering at the CBC. He also has worked for several large corporations, including Stone-Consolidated, where he performed various duties in human resources and quality management. Mr. Jacques holds a MBA and a bachelor's degree in Industrial Relations.

        Jacques Leduc was appointed Chief Financial Officer and Treasurer of Microcell on February 12, 2001. From May 1999 to February 2001, Mr. Leduc was Vice-President Finance of Microcell. From January 1995 to May 1999, he was Director, Financial Planning of Microcell. Prior to joining Microcell, Mr. Leduc was the Corporate Controller and Officer of a privately owned business in the manufacturing and food industry from 1990 to 1995. Mr. Leduc holds a master's degree in business administration from HEC Montréal (formerly École des Hautes Études Commerciales (University of Montreal)). He also holds a bachelor's degree in business administration from the University of Québec in Montreal and was admitted by the Canadian Institute of Chartered Accountants in 1986.

        Jocelyn Côté was appointed Vice-President of Microcell on August 10, 2001 and Assistant-Secretary on May 10, 2001. From February 1998 to August 2001, Mr. Côté was Director, Legal Affairs of Microcell. Prior to joining Microcell, he was, from 1997 to 1998, legal counsel at Le Groupe Vidéotron Ltd. and, prior to that, practiced corporate and tax law at the law firm Stikeman Elliott in Montreal. Mr. Côté holds a law degree from Laval University and a master's degree in Taxation from Sherbrooke University. Mr. Côté is a member of the Bar of Québec.

        Michel Cordeau was appointed Secretary of Microcell on May 8, 1998. Mr. Cordeau was, from February 1996 to August 2001, Vice-President, Legal Affairs of Microcell. From March 1996 to May 1998, he was Assistant-Secretary of Microcell. Mr. Cordeau is also legal counsel for Telesystem Ltd. Mr. Cordeau was a partner of the law firm of Hickson, Martin, Blanchard in Québec City, where he practiced corporate and bankruptcy law from 1980 to 1999. Mr. Cordeau holds a law degree and a master's degree in Law from Laval University. Mr. Cordeau is a member of the Bar of Québec.

        Pierre Bonin was appointed Chief Information Officer of Microcell on December 12, 2000. Prior to joining Microcell, Mr. Bonin worked for Bell Canada from 1987 to 2000 where he held various senior management positions, including Vice-President, Information Technology and Vice-President, Finance and Administration. Mr. Bonin holds a MBA from HEC Montréal (formerly École des Hautes Études Commerciales (University of Montreal)) and other computer sciences degrees.

        Robert Fortier was appointed Vice-President, Corporate Controller of the Company on August 9, 2002. From January 1995 to August 9, 2002, Mr. Fortier was Director, Corporate Controller of the Company. Mr. Fortier chaired the Taxation Committee of the CWTA from 1997 until 2002. He holds a Bachelor's degree in Accounting from the Université du Québec à Trois-Rivières and is a member of the Ordre des comptables agréés du Québec since 1983.

Corporate Bankruptcies

        Mr. Michael Cytrynbaum, a director of Microcell, is director and officer of Look, which in September 2001, while Mr. Cytrynbaum was acting in that capacity, completed a plan of arrangement under the CCAA which was accepted by Look's creditors in December 2001 and became effective in February 2002.

        Mr. André Bureau, a director of Microcell, is a director of AT&T Canada Inc. which is in the process of completing a plan of arrangement under the CCAA and the CBCA.

INTEREST OF INSIDERS

        During all of 2001, Telesystem Ltd. owned 50% of Spectra Telecommunications Inc. who provides engineering consulting services for the Company. During 2001, these services amounted to $1,684,448. In February 2002, Telesystem Ltd. sold its 50% interest to SNC-Lavalin Inc., the other shareholder of Spectra Telecommunications Inc.

STATEMENT OF EXECUTIVE COMPENSATION

Remuneration of Directors

        Directors of the Company who are not officers or employees of the Company or its subsidiaries or of a shareholder for whom they are the designated nominees receive $10,000 per year as well as an attendance fee per board or committee meeting. The Chairman of the Board, if he is not an employee of the Company, receives a fee of $240,000 per year and each Committee Chairman receives a fee of $2,000 per year.

Remuneration of Members of Special Committee

        At the time of the establishment of the Special Committee, compensation in respect of the members of the Special Committee was based in part upon attendance at meetings. However, in light of the difficulties of administering such a method of compensation given the frequent communications among the members of the Special Committee, the compensation was amended, with effect from September 1, 2002, to be $10,000 per month, with the Chairman of the Special Committee receiving an additional amount of $40,000 per month. No amounts based upon the number of meetings of the Special Committee are payable in addition to these monthly fees. The mandate of the Special Committee was subsequently expanded to include the powers of the Company's Human Resources Committee and the term of the Special Committee's mandate was extended and will expire on the Effective Date. The members of the Special Committee are also entitled to reimbursement of reasonable out of pocket expenses incurred in the course of performing their functions.

Compensation of Executive Officers

        The table below shows certain compensation information for the respective fiscal years ended December 31, 2002, 2001 and 2000 for Mr. André Tremblay, the Chief Executive Officer of the Company, and certain other executive officers. This information includes the dollar value of base salaries, bonus awards, long-term incentive plan payments, the number of options granted, and certain other compensation, if any, whether paid or deferred.

Summary Compensation Table

		Annual Compensation			Long-Term Compensation Award
					Awards		Payouts
Name and Principal Position	Years	Salary ($)	Bonus ($)	Other Annual Compensation ($)(1)	Securities Under Options/ SARs Granted(2)	Restricted Shares or Restricted Share Units	Long-Term Incentive Program Payouts ($)	All Other Compensation(5) ($)
André Tremblay President, Chief Executive Office and Director	2002 2001 2000	514,654 498,077 398,462	169,950 247,500 200,000	— — —	— 531,681 —			405,000 — —
Alain Rhéaume President and Chief Executive Officer, Microcell PCS Division	2002 2001 2000	374,423 344,956 279,423	101,250 138,200 127,500	— — —	— 348,443 —			271,250 80,000 —
Pierre Bonin(4) Chief Information Officer	2002 2001 2000	249,770 223,558 —	60,000 82,200 —	— — —	— 160,647 —			89,000 — —
Jacques Paquin(3) President and Chief Operating Officer, Inukshuk	2002 2001 2000	236,596 214,615 194,617	50,745 77,400 75,500	— — —	— 87,500 —			225,000 — —
Jacques Leduc Chief Financial Officer and Treasurer	2002 2001 2000	219,768 206,249 164,519	52,800 72,700 52,000	— — —	— 226,058 —			157,000 — —
Sean Dalton Vice-President, Marketing, Solutions	2002 2001 2000	209,769 199,904 194,617	37,800 54,000 49,000	— — —	— 112,539 —			70,000 — —

(1)
The aggregate value of perquisites and other benefits does not exceed, for each named executive officer, the lesser of $50,000 or 10% of the total salary and bonus.

(2)
Indicates the number of options granted under the Existing Stock Option Plan during the relevant year.

(3)
Mr. Paquin's employment with Inukshuk was terminated in December 2002.

(4)
Mr. Bonin began employment with the Company in February 2001.

(5)
All other compensation for 2002 represents payments under the Company's retention plan for key employees (as described below), except in the case of Mr. Paquin for whom it represents severance payments related to the termination of his employment. In the case of Mr. Rhéaume, the amount for 2001 was paid in respect to his relocation to Montreal. In order to receive payments under the retention plan, each named executive officer was required to remit for cancellation the following number of options granted under the Existing Stock Option Plan: André Tremblay — 126,348; Alain Rhéaume — 88,443; Pierre Bonin — 60,647; Jacques Leduc — 53,066; and Sean Dalton — 50,539.

Option Grants in last Financial Year

        No stock option grants were made to the directors and the executive officers named above under the Existing Stock Option Plan during the financial year ended December 31, 2002.

Aggregate Option Exercises in Last Financial Year and Financial year-End Option Values

        The following table summarizes, for each of the executive officers named above, the number of stock options, if any, exercised during the financial year ended December 31, 2002, the aggregate value realized upon exercise and the total number of unexercised options, if any, held at December 31, 2002. Value realized upon exercise is the difference between the fair market value of the underlying class B non-voting shares of Microcell on the exercise date and the exercise or base price of the option. Value of unexercised in-the-money options at financial year-end is the difference between its exercise or base price and the closing fair market value of the underlying class B non-voting shares of Microcell on December 31, 2002, which was $0.10 per share. These values, unlike the amounts set forth in the column "Aggregate Value Realized", have not been, and may never be, realized. There can be no assurance that these values will be realized. Unexercisable options are those which have been held for less than the time required for vesting.

			Unexercised Options at December 31, 2002 (#)		Value of Unexercised "in-the-Money"* Options/SARs at December 31, 2002
Name	Securities Acquired on Exercise (#)	Aggregate Value Realized(1) ($)
			Exercisable	Unexercisable	Exercisable	Unexercisable
André Tremblay	—	—	495,500	195,166	—	—
Alain Rhéaume	—	—	274,750	175,250	—	—
Pierre Bonin	—	—	75,000	125,000	—	—
Jacques Paquin	—	—	86,251	—	—	—
Jacques Leduc	—	—	57,888	158,012	—	—
Sean Dalton	—	—	65,500	36,500	—	—

(1)
Aggregate value realized is calculated using the closing price of the class B non-voting shares of Microcell on the TSX on the date of exercise.

(2)
The value of unexercised "in-the-money" options is calculated using the closing price of the class B non-voting shares of Microcell on the TSX on December 31, 2002, less the exercisable price of "in-the-money" options.

*
"in-the-money" options are options for which the market value of the underlying securities is higher than the price at which such securities may be bought from the Company.

Pension Plans for Executive Officers

        There is no pension plan implemented by the Company. There is only a deferred profit sharing plan under which the Company makes a defined contribution for the employees. No contribution under such plan was made in 2002.

Employment Agreements

        The Company is a party to employment contracts with Mr. André Tremblay, Mr. Alain Rhéaume and Mr. Jacques Leduc which provide that in the event of termination by the Company without just and sufficient cause, lay-off following a "Major Change" (as defined below) or resignation within 30 days of a "Major Change", they are entitled to receive an amount equal to two years' base salary, increased by their target bonus, and to exercise all vested and unvested options to acquire shares of the Company. However, in the event termination by the Company without just and sufficient cause or lay-off following a Major Change occurs after September 30, 2004, Mr. Leduc is entitled to receive an amount equal to one year's base salary, increased by his target bonus, which is generally consistent with the Company's employment arrangements with all of its executive officers in such circumstances. Mr. Pierre Bonin is entitled to exercise all vested and unvested options in the case of a layoff or resignation within 30 days following a major change.

        In the context of the review of its capital structure, the Company amended and restated the terms and expanded the scope of its existing retention program for key employees in order to mitigate the risks related to headhunting activities and to maintain in its employment the employees necessary for the successful completion of the recapitalization of the Company. Amounts payable by the Company thereunder are equal to the annual compensation of each employee and are payable in installments until August 2003, to the extent the employee continues to be employed at the date of each payment. In addition, upon the occurrence of a Major Change in respect of the Company, the retention program provides that all unpaid retention payments become immediately due and payable. Finally, except if a Major Change has occurred, should the Company terminate without just cause the employment of a key employee covered by the retention program before August 1, 2003, all unpaid retention payments become immediately due and payable.

        For the purposes of the above, a "Major Change" means: (i) the amalgamation of the Company with another company if as a result thereof the shareholders of the Company as of September 1, 2002 own less than 50% of the voting shares of the Company resulting from such amalgamation; (ii) a take over bid (as construed in Canadian securities legislation) for all the shares of the Company, if as a result thereof the shareholders of the Company as of September 1, 2002 own less than 50% of the voting shares thereof; (iii) the sale of all or substantially all of the property and assets of the Company to a person other than an affiliate of the Company or Telesystem Ltd. (or any successor thereof); or (iv) any other transaction resulting in the acquisition of more than 50% of the voting shares of the Company by a person other than Telesystem Ltd. (or any successor thereof) or an affiliate thereof.

Existing Stock Option Plan

        On October 6, 1997, the Board established the Existing Stock Option Plan. The Existing Stock Option Plan authorizes the issuance of up to 19,000,000 class B non-voting shares of Microcell pursuant to options granted under the Existing Stock Option Plan. The Board may amend, supersede or terminate the Existing Stock Option Plan.

        The Existing Stock Option Plan is administered by the Board, which has sole discretion to designate the recipients of options and to determine the number of class B non-voting shares of Microcell covered by each of such options, the date of grants and the subscription price of each option. Any options granted under the Existing Stock Option Plan before July 1, 2001 shall become exercisable in whole or in part as to 25% of the option on each of the second, third, fourth and fifth anniversary of the date of the grant. Any options granted under the Existing Stock Option Plan after July 1, 2001 shall become exercisable in whole or in part as to 25% of the option on each of the first, second, third and fourth anniversary of the date of the grant. An option granted under the Existing Stock Option Plan expires on the seventh anniversary of the date of the grant. Options are non-transferable. Each participant in the Existing Stock Option Plan may receive no more than one grant of class B non-voting shares of Microcell per year not exceeding a defined number determined by the Board.

        The Existing Stock Option Plan replaces a predecessor plan, but does not revoke options to purchase class A non-voting shares of Microcell granted thereunder.

Directors and Officers' Liability Insurance

        The Company maintains insurance protection against liability incurred by its officers and directors as well as those of its subsidiaries in the performance of their duties. The entire premium, of U.S.$ 390,538 in 2002, was paid by the Company. The aggregate limit of liability in respect of any and all claims is U.S.$ 31 million per year. The policy provides for the indemnification of directors and officers in the case of claims for which the Company has not indemnified or is not permitted by law to indemnify them, and for the reimbursement of the Company, subject to a deductible of U.S.$ 500,000, in the case of claims for which it has indemnified or was permitted to indemnify the directors or officers involved.

APPENDIX H

MATERIAL CHANGE REPORT OF JANUARY 6, 2003

1.    Reporting Issuer

  Microcell Telecommunications Inc.
  1250 René-Lévesque Blvd. West
  Suite 400
  Montreal, Quebec
  H3B 4W8

2.    Date of Material Change

  January 6, 2003

3.    Press Release

  Microcell Telecommunications Inc. ("Microcell" or the "Company") issued a press release with respect to a material change on January 6, 2003. A copy of such press release is attached hereto and forms a part hereof.

4.    Summary of Material Change

  Microcell announced that it today filed a material change report with the applicable Canadian securities administrators and a Form 6-K with the Securities and Exchange Commission in the United States disclosing previously confidential non-public information. The disclosure of this information by the Company was required pursuant to the terms of the confidentiality agreements entered into with certain unsecured noteholders in connection with the recapitalization of the Company's capital structure.

5.    Full Description of Material Change

  Microcell announced that it today filed a material change report with the applicable Canadian securities administrators and a Form 6-K with the Securities and Exchange Commission in the United States disclosing previously confidential non-public information. The disclosure of this information by the Company was required pursuant to the terms of the confidentiality agreements entered into with certain unsecured noteholders in connection with the recapitalization of the Company's capital structure.

  At various times since October 2002, Microcell has held discussions with certain members of an ad hoc committee of unsecured noteholders with respect to a recapitalization of the Company's capital structure. Since that time, the Company has disclosed information, including certain non-public information, to certain unsecured noteholders and to their financial advisor. These disclosures were, and continue to be, subject to the terms and conditions of agreements containing provisions relating to confidentiality (the "Confidentiality Agreements"). As a result of these discussions, the Company reached an agreement on the terms of a Recapitalization Plan (the "Plan") with its unsecured noteholders, and has obtained a Court order under the Companies' Creditors Arrangement Act ("CCAA") to ensure that the proposed Plan is implemented in an orderly fashion and for the benefit of all stakeholders. The Confidentiality Agreements now require the Company to disclose that which, in its reasonable judgement, constitutes a summary of previously confidential and material non-public information to the public that would permit those noteholders subject to these Confidentiality Agreements to purchase or sell securities of the Company without contravening applicable law.

  This report shall not constitute an offer to sell or the solicitation of an offer to buy any securities of Microcell or any of its affiliates. The dissemination of the information disclosed should not, under any circumstances, create any implication that the information contained in this current report is correct as of any time subsequent to the date that it was distributed to the parties to the Confidentiality Agreements, or that there has been no change in the information set forth herein.

  The projections set out below were not prepared with a view toward compliance with published guidelines of the Securities and Exchange Commission, the American Institute of Certified Public Accountants, Canadian securities administrators or the Handbook of the Canadian Institute of Chartered Accountants regarding forecasts or projections. The projections were prepared by and are the responsibility of the

  Company. Neither the Company's auditors (Ernst & Young LLP) nor any other independent accountants have examined or compiled the projections and, accordingly, neither Ernst & Young LLP nor any other independent accountants have expressed an opinion or other form of assurance with respect thereto.

  Microcell does not, as a matter of course, publish its business plans, budgets or strategies, nor does it currently make external projections or forecasts of its anticipated financial positions or results of operations. Accordingly, Microcell does not anticipate that it will, and disclaims any obligation to, furnish updated business plans, budgets, strategies or projections to holders of securities issued by Microcell, or include such information in documents required to be filed with the Securities and Exchange Commission or applicable Canadian securities administrators, or otherwise make such information publicly available.

  The noteholders who received non-public information acknowledged to Microcell that: (i) neither the Company nor its directors, officers, employees, counsel, accountants, financial or other advisors, agents or certain other representatives thereof, were making any representation or warranty as to the accuracy or completeness of the confidential information disclosed; (ii) neither the Company nor any of its representatives shall have any liability to such noteholders relating to or arising from the receipt or use of any confidential information, or any errors therein or omissions therefrom; and (iii) they agree that they are not entitled to rely on the accuracy or completeness of any confidential information.

  The projections were not, when made, and are not, historical facts, but are "forward-looking statements," as such term is defined in the Private Securities Litigation Reform Act of 1995. All such forward-looking statements were, and are, qualified by subsequent events and the inherent risks and uncertainties surrounding expectations generally, and also may materially differ from the Company's actual experience involving any one or more of these matters and subject areas. The operation and results of the Company's business have been, and remain, subject to the effect of other risks and uncertainties identified in the documents filed by the Company with the Securities and Exchange Commission.

  The projections are subject to a variety of factors that are likely to cause actual results to vary from the Company's estimates, and such variations may be material. The projections are subjective in many respects and thus are susceptible to interpretation and internal revision based on actual experience and subsequent developments. Furthermore, it should be noted that in July 2002, the Company ceased providing guidance with respect to various operating and financial results. The Company does not currently intend to provide such guidance and does not undertake to provide any updates of the projections.

  Although presented with numeric specificity, the projections reflect numerous assumptions by the Company with respect to future events, economic, competitive and regulatory conditions, financial market conditions and future business decisions, including, without limitation: (i) final and effective implementation of the Plan; (ii) no material adverse impact on the Company's business on a going forward basis resulting from the CCAA proceedings; (iii) the Company's estimates as to the future growth prospects of various telecommunications markets in Canada; (iv) the successful implementation of the Company's updated business plan and revised strategic market positioning described below; (v) the Company's ability to meet continuing competition from other Canadian wireless providers; and (vi) Government regulation with respect to Canadian foreign ownership and control provisions. Accordingly, there can be no assurance that the projections are indicative of the Company's future performance or that actual results would not differ materially from those in the projections set forth below.

  The Company's strategic plan is based on the assumption that the penetration rate in the Canadian wireless market will increase from 40% in 2002 (representing approximately 12.4 million subscribers) to 58% in 2008 (representing approximately 18.8 million subscribers). This corresponds to an average subscriber growth rate of 7% per annum. The Company believes that there is ample room for wireless services to grow in Canada, given the affordability and proliferation of new handheld devices with high-end voice features and Internet data capabilities. The Company believes that the Canadian wireless industry's total service revenue should also grow at a similar rate over the same period, which should result in relatively stable average revenue per user ("ARPU"), assuming that wireless operators continue to exercise price discipline. In addition, mobile data remains a revenue growth opportunity.

  In order to strengthen its competitive position in the Canadian wireless industry, the Company underwent a thorough revision of its business plan in response to difficult financial market conditions and certain operating realities, primarily the slower-than-expected emergence and adoption of data-related services, and the competitive and operating challenges faced by the Company to acquire and support business accounts. Accordingly, the Company adjusted its strategic direction to focus primarily on core PCS voice operations within the retail consumer market segment. In order to position its wireless service as a preferred means of communication for the mass market, the Company designed its postpaid service marketing strategy based on specific product attributes, such as big-minute bundles, per-second billing, no contract, worldwide roaming and competitive long-distance rates, while its prepaid service marketing strategy is centred on product features such as flexibility, spending control, simple, convenient and mobile replenishment, and postpaid-type per-minute pricing and bundled value-added services. This market positioning should enable the Company to acquire its fair share of new subscribers and to maximize its cash flows through focusing on certain higher-growth market segments and leveraging existing network infrastructure to offer enhanced voice and certain SMS-based data services.

  Some key elements of the Company's business strategy include the following:

  •
  scale back activities not related to the consumer retail PCS business;
  •
  allocate resources within the PCS division primarily to activities with a high impact on the customer base; the allocation of resources to non-PCS operations will be kept to a minimum, unless these activities can be self-financed;
  •
  target mass-market retail consumer segments with the highest growth potential, such as the youth, young adult and urban professional markets, as well as small office/home office business users located in major metropolitan areas; using direct-to-consumer distribution channels, including corporate-owned stores, third- party retailers, and a direct sales force;
  •
  offer simple, affordable and relevant PCS products, services and devices that meet the everyday personal and business needs of customers, while minimizing operating costs;
  •
  decrease the emphasis on data by adopting a "fast-follower" approach to reduce the costs and business risks associated with new product and service development;
  •
  leverage the existing customer base by offering a variety of enhanced value-added voice-related and SMS-based data services to encourage incremental usage and to maintain current ARPU;
  •
  provide a superior level of customer service, invest in customer retention programs, and ensure customers are matched to the right payment method to optimize satisfaction and foster loyalty;
  •
  focus network improvements primarily on capacity and maintenance, rather than footprint expansion;
  •
  increase network capacity on a timely basis to support customer growth requirements and enhance existing network coverage through improvements to signal strength in markets already being served;
  •
  discontinue active solicitation of wholesale business, while continuing to support existing third-party service providers.

  In preparing its financial projections, the Company based its five-year (2003 to 2008) business plan on the assumption that it would increase its share of total new net subscriber additions in the Canadian wireless industry from 15% in 2003 to 21% in 2008. In terms of customer mix, postpaid subscribers are assumed to represent approximately half of all new net additions in 2003 and close to 70% by 2008. Furthermore, over the next five years, the cost to acquire new retail subscribers is assumed to remain relatively stable at between $250 and $300 per gross addition, based mainly on the assumptions of well-managed handset subsidization and lower distribution channel and marketing costs. The Company has also assumed that it will be successful in reducing customer churn through the implementation of various lifecycle management initiatives, including handset upgrade programs, loyalty rewards and ongoing telemarketing activities. The Company has assumed that such efforts, in addition to better matching customers with the right products, services and method of payment, should lead to improved customer satisfaction and, therefore, lower churn. Accordingly, the Company has assumed that its blended customer churn rate will decrease steadily from 3.4% in 2002 to 2.3% in 2008.

  Based on the preceding projections, it is assumed that the Company's total market share of Canadian wireless subscribers should increase to approximately 13% over the next five years. This corresponds to an assumed retail subscriber base of approximately 2.4 million customers by 2008, compared with 1.2 million customers at the end of 2002.

  As a result of its market positioning and strategic initiatives outlined above, the Company has assumed that retail service revenues will almost double over the course of the next five years to reach more than $1.1 billion. This increase would be attributable primarily to retail subscriber growth rather than to an improvement in ARPU, despite higher voice usage and increasing data-related revenue. Revenue from data, including SMS-based services and other high-speed GPRS Internet-enabled applications, is assumed to increase from a negligible amount currently to approximately 3% of the Company's total service revenues by 2008.

  The Company has also reduced its planned capital expenditures ("CAPEX") to approximately $100 million to $150 million annually. Future capital spending is assumed to be related primarily to maintaining the core PCS network, enhancing its signal strength, increasing capacity, as well as improving back-office systems to support a superior customer service offering.

  The following table highlights some of the key financial data included in the Company's revised business plan.

	2002E	2003E	2004E	2005E	2006E	2007E	2008E
	(in millions CAN$)
Service revenue	$561	$578	$708	$817	$918	$1,022	$1,092
EBITDA(1)	$78	$88	$149	$207	$262	$335	$380
CAPEX	$127	$96	$132	$155	$124	$122	$119

  (1)
  EBITDA is defined as operating income (loss), excluding depreciation and amortization, and is used as a financial measure in the financial community.

  In addition, the Company now expects that it will generate approximately C$90 million of EBITDA for full-year 2002. This amount includes a one-time benefit in 2002 arising from the reversal of a C$13.8 million handset subsidy tax provision previously reported in the second quarter of 2002.

  On the basis of the foregoing qualifications and assumptions, the inclusion of financial projections in this report should not be regarded as an indication that the Company, the Board of Directors, or any of their advisors, agents, or other representatives, considered, or consider, the projections to be a reliable prediction of future events, and the projections should not be relied upon as such. No party, nor any of their respective affiliates or representatives, has made, or makes, any representation to any person regarding the information contained in the projections.

6.    Reliance on Section 75(3)

  Not applicable.

7.    Omitted Information

  Not applicable

8.    Senior Officer

  The senior officer who can answer questions regarding this report is Mr. Jocelyn Côté, Vice-President, Legal Affairs and Assistant Secretary of Microcell. Mr. Côté can be reached at (514) 937-2121.

9.    Statement of Senior Officer

  The foregoing accurately discloses the material change referred to herein.

  SIGNED the 6th day of January 2003 at Montreal, Quebec

                        (Signed) Jocelyn Côté
                        Jocelyn Côté
                        Vice-President, Legal Affairs and
                        Assistant Secretary

News Release

For immediate release

MICROCELL FILES DISCLOSURE STATEMENT

Montréal, January 6, 2003 — Microcell Telecommunications Inc. (TSX: MTI.B) today filed a material change report with the applicable Canadian securities administrators and a Form 6-K with the Securities and Exchange Commission in the United States disclosing previously confidential non-public information. The disclosure of this information by the Company was required pursuant to the terms of the confidentiality agreements entered into with certain unsecured noteholders in connection with the recapitalization of the Company's capital structure.

The statements made in this release concerning Microcell's future prospects are forward-looking statements, as defined in the Private Securities Litigation Reform Act of 1995, that involve risks and uncertainties, which may prevent expected future results from being achieved. The Company cautions that actual future performance may be affected by a number of factors, including technological change, regulatory change, and competitive factors, many of which are beyond the Company's control. Therefore, future events and results may vary substantially from what the Company currently foresees. Additional information identifying risks and uncertainties is contained in the Company's Annual Information Form for 2001 and in other filings with securities commissions in both Canada and the United States, and SEDAR.

About the Company

Microcell Telecommunications Inc. is a major provider of telecommunications services in Canada dedicated solely to wireless. The Company offers a wide range of voice and high-speed data communications products and services to more than 1.2 million customers. Microcell operates a GSM network across Canada and markets Personal Communications Services (PCS) and General Packet Radio Service (GPRS) under the Fido® brand name. Microcell Telecommunications has been a public company since October 15, 1997, and is listed on the Toronto Stock Exchange under the stock symbol MTI.B.

Fido is a registered trademark of Microcell Solutions Inc.

www.microcell.ca
www.fido.ca

P4109MTL03

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Microcell Telecommunications Inc.
Date: February 19 or 20, 2003
	By:	/s/ JACQUES LEDUC
	Name:	Jacques Leduc
	Title:	Chief Financial Officer and Treasurer

QuickLinks

TABLE OF CONTENTS
NOTICE TO SHAREHOLDERS OF MICROCELL
SUMMARY
Microcell Telecommunications Inc.
New Microcell
The Proposed Plan
Background to the Plan
Distributions under the Plan
Capital Structure
Lock-Up Agreements
Share Capital of New Microcell and Unit Alternative
New Financing Arrangements
Creditors not subject to the Plan
Sanction Order
Board of Directors
Corporate Stability Provisions
New Stock Option Plan and Stock Purchase Plan
New Rights Plan
Meeting Procedures for Affected Creditors
Vote Requirement for Plan Approval
Risk Factors
Canadian Federal Income Tax Considerations
U.S. Federal Income Tax Considerations
IMPORTANT INFORMATION
FORWARD LOOKING STATEMENTS
NON-GAAP MEASURES
EXCHANGE RATE INFORMATION
LIST OF APPENDICES
GLOSSARY OF TERMS
INTRODUCTION
SOLICITATION OF PROXIES AND THE MEETINGS
TIMING FOR PLAN TO BECOME EFFECTIVE
DESCRIPTION OF EXISTING FINANCING ARRANGEMENTS
THE PLAN
NEW MICROCELL
NEW FINANCING ARRANGEMENTS
UNIT ALTERNATIVE
DESCRIPTION OF NEW RIGHTS PLAN
DESCRIPTION OF NEW STOCK OPTION PLAN
DESCRIPTION OF STOCK PURCHASE PLAN
NEW MICROCELL BY-LAWS
UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET
COMPILATION REPORT
COMMENTS FOR UNITED STATES READERS ON DIFFERENCES BETWEEN CANADIAN AND UNITED STATES REPORTING STANDARDS
UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET (NOTE 1) As at September 30, 2002 (in thousands of Canadian dollars)
SELECTED CONSOLIDATED FINANCIAL AND OPERATING INFORMATION
RISK FACTORS
HISTORICAL INFORMATION ABOUT THE FILING ENTITIES AND THE BUSINESS
REGULATORY FRAMEWORK
PRINCIPAL SHAREHOLDERS
OTHER CONSIDERATIONS
INCOME TAX CONSIDERATIONS
MANAGEMENT'S DISCUSSION AND ANALYSIS
APPENDIX A FORM OF RESOLUTIONS
MICROCELL TELECOMMUNICATIONS INC. MICROCELL CONNEXIONS INC. MICROCELL SOLUTIONS INC. MICROCELL LABS INC. MICROCELL CAPITAL II INC. INUKSHUK INTERNET INC. MICROCELL i5 INC. and MASQ INC.
APPENDIX A – PLAN OF REORGANIZATION AND OF COMPROMISE OR ARRANGEMENT
ARTICLE 2 PURPOSE AND EFFECT OF THIS PLAN
ARTICLE 3 STEPS OF THIS PLAN
ARTICLE 4 CLASSIFICATION OF AFFECTED CREDITORS
ARTICLE 5 MEETINGS OF AFFECTED CREDITORS AND VOTING UPON THE PLAN
ARTICLE 6 DISTRIBUTIONS UNDER THE PLAN
ARTICLE 7 CONDITIONS PRECEDENT
ARTICLE 8 MODIFICATION OF PLAN
ARTICLE 9 GENERAL PROVISIONS
SCHEDULE "A" SUMMARY OF AUTHORIZED SHARE CAPITAL AND OTHER PROVISIONS
SCHEDULE "B" SUMMARY OF NEW RIGHTS PLAN
SCHEDULE "C" SUMMARY OF NEW STOCK OPTION PLAN
SCHEDULE "D" SUMMARY OF STOCK PURCHASE PLAN
SCHEDULE "E" FORM OF RESIDENCY DECLARATION
SCHEDULE "F" SUMMARY OF TRANCHE "A" EXIT FACILITY
SCHEDULE "G" SUMMARY OF TRANCHE "B" DEBT
SCHEDULE "H" SUMMARY OF TRANCHE "C" NOTES
SCHEDULE "I" TRANCHE C NOTES ELECTION NOTICE
APPENDIX C
APPENDIX D HYPOTHETICAL LIQUIDATION ANALYSIS
MICROCELL TELECOMMUNICATIONS INC. SUMMARY OF PROCEEDS AVAILABLE TO SATISFY CLAIMS (CDN$ in thousands)
MICROCELL TELECOMMUNICATIONS INC. SUMMARY OF ESTIMATED RECOVERIES (CDN$ in thousands)
APPENDIX E MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
  FORWARD-LOOKING STATEMENTS
  BASIS OF PRESENTATION AND GOING-CONCERN UNCERTAINTY
  COMPANY OVERVIEW
  CONSOLIDATED RESULTS
  SEGMENTED RESULTS
  LIQUIDITY AND CAPITAL RESOURCES
  ACCOUNTING DEVELOPMENTS
  RISKS AND UNCERTAINTIES
  FUTURE OUTLOOK
  CAUTIONARY STATEMENT FOR PURPOSES OF THE "SAFE HARBOR" PROVISIONS OF THE PRIVATE SECURITIES LITIGATION ACT OF 1995
APPENDIX F FINANCIAL STATEMENTS
UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS MICROCELL TELECOMMUNICATIONS INC. September 30, 2002
MICROCELL TELECOMMUNICATIONS INC. INTERIM CONSOLIDATED BALANCE SHEETS (see note 1 ) (In thousands of Canadian dollars)
MICROCELL TELECOMMUNICATIONS INC. INTERIM CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT (see note 1 ) (In thousands of Canadian dollars, except for per-share and share data)
MICROCELL TELECOMMUNICATIONS INC. INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS (see note 1 ) (In thousands of Canadian dollars)
MICROCELL TELECOMMUNICATIONS INC. NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS September 30, 2002 (All tabular amounts are in thousands of Canadian dollars unless otherwise indicated.)
CONSOLIDATED FINANCIAL STATEMENTS MICROCELL TELECOMMUNICATIONS INC. December 31, 2001 and 2000
AUDITORS' REPORT
COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA — U.S. REPORTING DIFFERENCE
MICROCELL TELECOMMUNICATIONS INC. CONSOLIDATED BALANCE SHEETS As at December 31 (In thousands of Canadian dollars)
MICROCELL TELECOMMUNICATIONS INC. CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT Years ended December 31 (In thousands of Canadian dollars, except for per-share data)
MICROCELL TELECOMMUNICATIONS INC. CONSOLIDATED STATEMENTS OF CASH FLOWS Years ended December 31 (In thousands of Canadian dollars)
MICROCELL TELECOMMUNICATIONS INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS December 31, 2001 (All tabular amounts are in thousands of Canadian dollars unless otherwise indicated.)
APPENDIX G CERTAIN INFORMATION RELATING TO THE DIRECTORS, OFFICERS AND INSIDERS OF MICROCELL, INCLUDING STATEMENT OF EXECUTIVE COMPENSATION AND INTEREST IN CERTAIN TRANSACTIONS
INTEREST OF INSIDERS
STATEMENT OF EXECUTIVE COMPENSATION
Summary Compensation Table
APPENDIX H MATERIAL CHANGE REPORT OF JANUARY 6, 2003
SIGNATURES